Form 10-K405, Exhibit 13
period 1996-07-28
CAMPBELL SOUP CO
filed 1996-10-15
CIK 16732

                  SUPPLEMENTAL SCHEDULE OF SALES AND EARNINGS
            --------------------------------------------------------


                                                      1996                          1995                        1994
(millions, except per share amounts)          Sales          Earnings          Sales     Earnings          Sales    Earnings
----------------------------------------------------------------------------------------------------------------------------
CONTRIBUTIONS BY DIVISION:

U.S.A.                                       $4,561            $1,033         $4,295       $  885         $3,961      $  783

Bakery & Confectionery                        1,722               197          1,600          182          1,484         169

International Grocery                         1,476               136          1,412          135          1,279         120

Interdivision                                   (81)                             (57)                        (60)
----------------------------------------------------------------------------------------------------------------------------

TOTAL SALES                                  $7,678                           $7,250                      $6,664
============================================================================================================================

Total operating earnings                                        1,366                       1,202                      1,072

Unallocated corporate expenses                                    (49)                        (55)                       (45)
----------------------------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INTEREST AND TAXES                              1,317                       1,147                      1,027

Interest, net                                                    (120)                       (105)                       (64)

Taxes on earnings                                                (395)                       (344)                      (333)
----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS                                                   $  802                      $  698                     $  630
============================================================================================================================

EARNINGS PER SHARE                                             $ 3.22                      $ 2.80                     $ 2.51
============================================================================================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
            --------------------------------------------------------



RESULTS OF OPERATIONS


OVERVIEW

Net sales rose 6% to $7.68 billion up from $7.25 billion last year. Net earnings rose 15% to $802 million compared to $698 million in the prior year. Earnings per share also rose 15% to $3.22 versus $2.80 a year ago.

   All three operating divisions - U.S.A., Bakery & Confectionery and International Grocery posted record sales and earnings in 1996. Worldwide soup volume was up 2% led by a 7% increase outside the U.S.


1996 COMPARED TO 1995


RESULTS BY DIVISION

U.S.A. - Net sales increased 6% to $4.56 billion in 1996 compared to $4.30 billion last year. Acquisitions contributed over 50% of sales growth. Operating earnings rose 17% to $1.03 billion. Canned soup volume increased 3% led by Chicken Noodle soup, which was reformulated with 33% more meat, and strong growth from "Chunky" ready-to-serve soups and "Swanson" broths.

   Pace Mexican sauces, completing its first full fiscal year with the company, contributed dramatically to both sales and operating earnings growth in the year. Foodservice delivered solid volume gains led by chicken pot-pies for the away-from-home market. "Prego" spaghetti sauce and "Vlasic" pickles also reported strong volume gains.

BAKERY & CONFECTIONERY - This division consists of Pepperidge Farm in the U.S., Arnotts Limited in Australia, Delacre in Europe, Godiva Chocolatier worldwide and the confectionery business in Europe.

   Net sales grew 8% in fiscal 1996 to $1.72 billion, from $1.60 billion last year. Operating earnings increased 8% to $197 million, led by very strong performances from Pepperidge Farm and Godiva.

   All Pepperidge Farm units recorded sales and earnings gains. "Goldfish" crackers and new fat-free cookies delivered double-digit volume growth due to new marketing campaigns aimed at consumer acceptance. Frozen garlic breads enjoyed another year of phenomenal growth with volume up nearly 30%.

   Godiva Chocolatier also achieved double-digit sales growth and a leap in profitability from continued expansion in the U.S. and Japan and productivity improvements in Europe.

   Delacre and Arnotts experienced earnings softness and both of these companies are focusing on revitalizing their core businesses.

INTERNATIONAL GROCERY - International Grocery consists of soup, grocery and frozen businesses outside the United States.

   Net sales reached $1.48 billion in fiscal 1996, up 5% from $1.41 billion last year. Operating earnings, hurt by Europe-wide decline in beef sales, rose 1% to $136 million. Recently acquired "Homepride" sauces in the U.K. contributed significantly to growth in sales and earnings. Operating earnings in Mexico fell by $4 million due to persistent economic difficulties. Soup in the United Kingdom and Asia achieved double-digit volume gains.


STATEMENTS OF EARNINGS

Gross margins improved 1.9 percentage points to 43.2% as a result of higher selling prices and productivity programs.

   Marketing and selling expenses increased slightly to 19.5% of sales from 18.9% a year ago. Advertising expense increased .3% of sales versus last year as a result of continued heavy advertising for Pace Foods and additional advertising for Pepperidge Farm "Goldfish" crackers and "Chunky" ready-to-serve soups. Consumer-oriented marketing programs aimed largely at soups and Pepperidge Farm "Goldfish" crackers and fat-free cookies, increased as a result of the company's continuing efforts to refocus marketing toward the consumer rather than trade promotional activities.

   Administrative expenses as a percent of sales remained unchanged at 4.5% in 1996.

   Research and development decreased 4.5% after a 13% increase last year due to new product development activities.

   Other expense increased 14% due to higher amortization of intangibles associated with acquisitions and accruals for long-term incentive compensation plans reflecting increases in Campbell's stock price. The increase is net of a gain on the sale of

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
            --------------------------------------------------------

"Mrs. Paul's" frozen seafood business which was largely offset by a one-time charge to re-engineer the frozen food manufacturing facilities and selling organization.

   Interest expense increased 9.6% due principally to financing costs associated with acquisition of businesses and treasury stock purchases.

   The effective tax rate remained unchanged at 33%.

   Net margins rose to a record high of 10.4%, up from 9.6% in 1995.


DIVESTITURE AND RESTRUCTURING CHARGES

In the fourth quarter of fiscal 1996, the company sold its olive business which completed a divestiture and restructuring program approved by the company's Board of Directors on January 28, 1993. On September 4, 1996, the Board approved a new divestiture and restructuring program which will be recorded in the first quarter of fiscal 1997. See Note 21 in the Notes to Consolidated Financial Statements.


1995 COMPARED TO 1994


RESULTS BY DIVISION

U.S.A. - Net sales increased 8% to $4.30 billion in 1995 compared to $3.96 billion last year, with acquisitions contributing 50% of the sales growth. Operating earnings rose 13% to $885 million.

   Soup volume increased 1%, with continued improvement throughout the year, led by "Home Cookin'" and "Healthy Request" soups and "Swanson" broths. "Swanson" frozen dinners and canned poultry achieved double-digit growth, and the new "Swanson Mac & More" single-serving dishes won excellent consumer reception. New Vlasic "Sandwich Stackers" pickles and "Franco-American" pasta driven by new shapes also achieved double-digit volume growth. Pasta sauces, aided by the recently introduced "Barilla" brand, posted solid volume gains, as did "V8" vegetable juice and a wide range of foodservice products.

BAKERY & CONFECTIONERY - Net sales grew 8% in fiscal 1995 to $1.60 billion, from $1.48 billion last year. Operating earnings increased 8% to $182 million, led by Pepperidge Farm and the confectionery businesses.

   "PEPPERIDGE FARM" cookies, frozen garlic bread and "Goldfish" crackers all achieved solid volume growth. The acquisition of Greenfield Healthy Foods gave impetus to Pepperidge Farm's initiatives in the rapidly growing market for fat-free cookies. Godiva Chocolatier reported double-digit volume growth in the U.S., Europe and Japan, and the Lamy Lutti confectionery business reported good gains in France.

INTERNATIONAL GROCERY - Net sales were $1.41 billion in fiscal 1995, up 10% from $1.28 billion last year. The Stratford-upon-Avon Foods acquisition in the United Kingdom contributed 30% of the sales growth. Operating earnings were $135 million, 12% over the prior year. The devaluation of the Mexican peso reduced earnings by $4 million for the year.

   Soup volume outside the U.S. rose 8%, paced by continuing gains in Canada and Asia. The company's businesses in Argentina also achieved exceptional sales and earnings gains.


STATEMENTS OF EARNINGS

Gross margins improved .9 percentage points to 41.3% as a result of higher selling prices and manufacturing efficiencies.

   Marketing and selling expenses remained relatively flat at 18.9% of sales versus 18.8% in 1994. Advertising expense increased .2% of sales from last year due largely to the aggressive advertising strategy of Pace Foods and additional advertising support for Pepperidge Farm "Goldfish" crackers and Vlasic "Sandwich Stackers" pickles.

   Administrative expenses increased .1% of sales from 1994 due mainly to higher management incentive plan costs.

   Research and development increased 13% due to new product development activities.

   Other expense increased 54% due principally to amortization of intangibles associated with acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
            --------------------------------------------------------


   Interest expense increased 55% as a result of financing costs associated with acquisitions.

   The effective tax rate declined to 33% from 34.6% reflecting the benefit of tax planning strategies and utilization of tax loss carryforwards.

   Net margins increased to 9.6%, the highest level achieved since the company went public in 1954.


LIQUIDITY AND CAPITAL RESOURCES

Increasingly strong cash flows, a strong balance sheet and interest coverage demonstrate the company's continued superior financial strength.

CASH FLOWS FROM OPERATING ACTIVITIES provided $1,213 million in 1996, an increase of $28 million over 1995. Over the last three years, operating cash flow totaled $3.4 billion. This strong cash generating capability provides the company substantial financial flexibility in meeting operating and investing objectives.

CAPITAL EXPENDITURES were $416 million in 1996, up $25 million from the prior year. The increase is mainly attributed to the construction of a new $150 million world-class manufacturing facility by Arnotts which is scheduled for completion in 1997. Capital expenditures are projected to be $425 million in 1997.

ACQUISITIONS in 1996 totaled $186 million and included the "Homepride" sauce business, United Kingdom's leading cooking sauce brand, and the "Cheong Chan" soup and sauce business in Asia. The company also increased its Arnotts share ownership to 70%.

   These acquisitions were funded through cash generated from operations and short and long-term borrowings.

LONG-TERM DEBT decreased $113 million due to the maturity of $300 million of notes in fiscal 1997, offset in part by the issuance of $200 million 5.5% fixed rate three-year notes due January 1999. The proceeds of these notes were used to repay short-term debt.

SHORT-TERM BORROWINGS remained even with last year.

   The company has ample financial resources, including unused lines of credit totaling $856 million and has ready access to financial markets around the world. The pre-tax interest coverage ratio was 9.7 for 1996 compared to 9.4 for 1995.

DIVIDEND payments increased $43 million or 15% to $338 million in 1996, compared to $295 million in 1995. Dividends declared in 1996 totaled $1.345 per share, up from $1.21 per share in 1995. The 1996 fourth quarter rate was $.345.

CAPITAL STOCK REPURCHASES for the treasury totaled 4 million shares at a cost of $244 million during 1996, compared to repurchases of 500 thousand shares at a cost of $24 million in the same period for 1995.

   On September 4, 1996, the company's Board of Directors authorized a capital stock repurchase program of up to $2.5 billion to be completed by the end of fiscal 1999. A "Dutch auction" tender offer for up to $1.5 billion of capital stock was initiated in September 1996. Stock purchased under this program will be financed through a combination of short and long-term debt. The company believes that these stock repurchases will not impact its ability to meet continuing operating and investing objectives.

TOTAL ASSETS increased 5% to a record $6.6 billion during 1996. Intangible assets increased $93 million due to acquisitions and plant assets increased $97 million due to acquisitions and capital expenditures.

TOTAL LIABILITIES increased $43 million or 1% with total current liabilities, nonpension postretirement benefits and other liabilities increasing by $156 million offset by a reduction in total borrowings of $113 million.


INFLATION

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by increasing selling prices where appropriate and aggressively pursuing an ongoing cost-improvement effort which includes capital investments in more efficient plant and equipment and low cost business systems.

                      CONSOLIDATED STATEMENTS OF EARNINGS
            --------------------------------------------------------


(millions, except per share amounts)           1996      1995      1994
-----------------------------------------------------------------------

NET SALES                                    $7,678    $7,250    $6,664
-----------------------------------------------------------------------

Costs and expenses

  Cost of products sold                       4,363     4,255     3,970

  Marketing and selling expenses              1,499     1,371     1,251

  Administrative expenses                       343       326       297

  Research and development expenses              84        88        78

  Other expense (Note 3)                         72        63        41
-----------------------------------------------------------------------

    Total costs and expenses                  6,361     6,103     5,637
-----------------------------------------------------------------------

EARNINGS BEFORE INTEREST AND TAXES            1,317     1,147     1,027

Interest expense (Note 4)                       126       115        74

Interest income                                   6        10        10
-----------------------------------------------------------------------

Earnings before taxes                         1,197     1,042       963

Taxes on earnings (Note 7)                      395       344       333
-----------------------------------------------------------------------

NET EARNINGS                                 $  802    $  698    $  630
=======================================================================

EARNINGS PER SHARE (NOTE 18)                 $ 3.22    $ 2.80    $ 2.51
=======================================================================

Weighted average shares outstanding             249       249       251
=======================================================================

The accompanying Summary of Significant Accounting Policies and Notes on pages 25 to 32 are an integral part of the financial statements.

                          CONSOLIDATED BALANCE SHEETS
            --------------------------------------------------------


(millions)                                        JULY 28, 1996    July 30, 1995
--------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents (Note 8)                       $   34           $   53
Accounts receivable (Note 9)                                618              631
Inventories (Note 10)                                       739              755
Other current assets (Note 11)                              227              142
--------------------------------------------------------------------------------

    Total current assets                                  1,618            1,581
--------------------------------------------------------------------------------
PLANT ASSETS, NET OF DEPRECIATION (NOTE 12)               2,681            2,584
INTANGIBLE ASSETS, NET OF AMORTIZATION (NOTE 13)          1,808            1,715
OTHER ASSETS (NOTE 14)                                      525              435
--------------------------------------------------------------------------------

    Total assets                                         $6,632           $6,315
================================================================================

CURRENT LIABILITIES
Notes payable (Note 15)                                  $  865           $  865
Payable to suppliers and others                             568              556
Accrued liabilities                                         593              545
Dividend payable                                             86               78
Accrued income taxes                                        117              120
--------------------------------------------------------------------------------

    Total current liabilities                             2,229            2,164
--------------------------------------------------------------------------------
LONG-TERM DEBT (NOTE 15)                                    744              857
NONPENSION POSTRETIREMENT BENEFITS (NOTE 6)                 452              434
OTHER LIABILITIES (NOTE 16)                                 465              392
--------------------------------------------------------------------------------

    Total liabilities                                     3,890            3,847
--------------------------------------------------------------------------------
SHAREOWNERS' EQUITY (NOTE 18)
Preferred stock; authorized 40 shares; none issued            -                -
Capital stock, $.075 par value; authorized 280
  shares; issued 271 shares                                  20               20
Capital surplus                                             228              165
Earnings retained in the business                         3,211            2,755
Capital stock in treasury, 24 shares in 1996 and
   22 shares in 1995, at cost                              (779)            (550)
Cumulative translation adjustments                           62               78
--------------------------------------------------------------------------------

    Total shareowners' equity                             2,742            2,468
--------------------------------------------------------------------------------

    Total liabilities and shareowners' equity            $6,632           $6,315
================================================================================

The accompanying Summary of Significant Accounting Policies and Notes on pages 25 to 32 are an integral part of the financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            --------------------------------------------------------


(millions)                                                                        1996       1995       1994
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                    $  802    $   698      $ 630
Non-cash charges to net earnings
  Depreciation and amortization                                                    326        294        255
  Deferred income taxes                                                             32         40         34
  Other, net                                                                        58         48         46
Changes in working capital
  Accounts receivable                                                               (1)       (18)        73
  Inventories                                                                      (27)        63         18
  Other current assets and liabilities                                              23         60        (88)
------------------------------------------------------------------------------------------------------------

    Net cash provided by operating activities                                    1,213      1,185        968
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets                                                         (416)      (391)      (421)
Sales of plant assets                                                               33         21         42
Businesses acquired                                                               (186)    (1,255)       (14)
Sales of businesses                                                                 80         12         27
Net change in other assets and liabilities                                        (120)       (45)       (41)
------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities                                         (609)    (1,658)      (407)
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings                                                               230        312        115
Repayments of long-term borrowings                                                 (43)       (29)      (117)
Short-term borrowings                                                              268      1,087        (50)
Repayments of short-term borrowings                                               (568)      (662)       (87)
Dividends paid                                                                    (338)      (295)      (266)
Treasury stock purchases                                                          (244)       (24)      (145)
Treasury stock issued                                                               64         37         16
------------------------------------------------------------------------------------------------------------

    Net cash (used in) provided by financing activities                           (631)       426       (534)
------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                              8          4          6
------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                            (19)       (43)        33
Cash and cash equivalents at beginning of year                                      53         96         63
------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $   34    $    53      $  96
============================================================================================================


The accompanying Summary of Significant Accounting Policies and Notes on pages 25 to 32 are an integral part of the financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
            --------------------------------------------------------


                                                                             EARNINGS
                                                                             RETAINED     CAPITAL    CUMULATIVE          TOTAL
                                         PREFERRED    CAPITAL      CAPITAL     IN THE    STOCK IN   TRANSLATION   SHAREOWNERS'
(millions)                                   STOCK      STOCK      SURPLUS   BUSINESS    TREASURY   ADJUSTMENTS         EQUITY
------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1993                        -       $ 20        $ 149   $  2,002     $ (428)      $(39)          $ 1,704
Net earnings                                                                      630                                     630
Dividends ($1.09 per share)                                                      (273)                                   (273)
Treasury stock purchased                                                                    (145)                        (145)
Treasury stock issued under Management
  incentive and Stock option plans                                       6                    14                           20
Translation adjustments                                                                                  53                53
-----------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1994                         -         20          155      2,359       (559)        14             1,989
Net earnings                                                                      698                                     698
Dividends ($1.21 per share)                                                      (302)                                   (302)
Treasury stock purchased                                                                     (24)                         (24)
Treasury stock issued under Management
  incentive and Stock option plans                                      10                    33                           43
Translation adjustments                                                                                  64                64
-----------------------------------------------------------------------------------------------------------------------------

Balance at July 30, 1995                         -         20          165      2,755       (550)        78             2,468
NET EARNINGS                                                                      802                                     802
DIVIDENDS ($1.345 PER SHARE)                                                     (346)                                   (346)
TREASURY STOCK PURCHASED                                                                    (244)                        (244)
TREASURY STOCK ISSUED UNDER MANAGEMENT
  INCENTIVE AND STOCK OPTION PLANS                                      63                    15                           78
TRANSLATION ADJUSTMENTS                                                                                 (16)              (16)
-----------------------------------------------------------------------------------------------------------------------------

BALANCE AT JULY 28, 1996                         -        $20         $228     $3,211      $(779)       $62            $2,742
=============================================================================================================================


                          CHANGES IN NUMBER OF SHARES
            --------------------------------------------------------


(thousands)                                                                  ISSUED            OUTSTANDING             IN TREASURY
----------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1993                                                   271,245                251,706                  19,539
Treasury stock purchased                                                                            (3,989)                  3,989
Treasury stock issued under Management incentive and Stock option plans                                602                    (602)
----------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1994                                                    271,245                248,319                  22,926
Treasury stock purchased                                                                              (506)                    506
Treasury stock issued under Management incentive and Stock option plans                              1,418                  (1,418)
----------------------------------------------------------------------------------------------------------------------------------

Balance at July 30, 1995                                                    271,245                249,231                  22,014
TREASURY STOCK PURCHASED                                                                            (4,044)                  4,044
TREASURY STOCK ISSUED UNDER MANAGEMENT
  INCENTIVE AND STOCK OPTION PLANS                                                                   2,041                  (2,041)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JULY 28, 1996                                                    271,245                247,228                  24,017
==================================================================================================================================

The accompanying Summary of Significant Accounting Policies and Notes on pages 25 to 32 are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

FISCAL YEAR - The company's fiscal year ends on the Sunday nearest July 3l.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with a maturity of three months or less are classified as Cash equivalents.

INVENTORIES - Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last-in, first-out (LIFO) method. Other inventories are priced at the lower of average cost or market.

PLANT ASSETS - Plant assets are stated at historical cost. Alterations and major overhauls which extend the lives or increase the capacity of plant assets are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

DEPRECIATION - Depreciation provided in costs and expenses is calculated using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Accelerated methods of depreciation are used for income tax purposes in certain jurisdictions.

INTANGIBLES - Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

ASSET VALUATION - The company periodically reviews the recoverability of plant assets and intangibles based principally on an analysis of cash flows.

PENSION AND RETIREE BENEFIT PLANS - Costs are accrued over employees' careers based on plan benefit formulas.

INCOME TAXES - Deferred taxes are provided in accordance with Statement of Financial Accounting Standards (FAS) No. 109.

USE OF ESTIMATES - Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts in the prior years' financial statements and footnotes have been reclassified to conform to the current year presentation.


2. GEOGRAPHIC AREA INFORMATION

The company is predominantly engaged in the manufacture and sale of prepared convenience foods. The following presents information about operations in different geographic areas:

Net sales                                 1996            1995             1994
-------------------------------------------------------------------------------
United States                           $5,332          $5,012           $4,639
Europe                                   1,122           1,143            1,041
Australia                                  614             521              481
Other countries                            733             658              604
Adjustments and eliminations              (123)            (84)            (101)
-------------------------------------------------------------------------------
Consolidated                            $7,678          $7,250           $6,664
===============================================================================

Earnings before taxes                     1996            1995             1994
-------------------------------------------------------------------------------
United States                           $1,123         $   957          $   854
Europe                                      71              74               64
Australia                                   76              81               81
Other countries                             96              90               73
Unallocated corporate expenses             (49)            (55)             (45)
-------------------------------------------------------------------------------
Earnings before interest and taxes       1,317           1,147            1,027
Interest, net                             (120)           (105)             (64)
-------------------------------------------------------------------------------
Consolidated                            $1,197         $ 1,042          $   963
===============================================================================

Identifiable assets                       1996            1995             1994
-------------------------------------------------------------------------------
United States                           $4,144          $4,171           $2,992
Europe                                     817             814              724
Australia                                  980             773              732
Other countries                            691             557              544
-------------------------------------------------------------------------------
Consolidated                            $6,632          $6,315           $4,992
===============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


   Transfers between geographic areas are recorded at cost plus markup or at market.


3. OTHER EXPENSE

                                               1996        1995        1994
---------------------------------------------------------------------------
Stock price related incentive programs          $31         $20         $12
Amortization of intangible
  and other assets                               52          34          18
Minority interests                               17          17          25
Other, net                                      (28)         (8)        (14)
----------------------------------------------------------------------------
                                                $72         $63         $41
===========================================================================


4. INTEREST EXPENSE

                                               1996        1995        1994
---------------------------------------------------------------------------
Interest expense                               $137        $123         $85
Less: Interest capitalized                       11           8          11
---------------------------------------------------------------------------
                                               $126        $115         $74
===========================================================================


5. ACQUISITIONS

During 1996, 1995 and 1994, the company made several acquisitions. These acquisitions were accounted for as purchase transactions, and operations of the acquired companies are included in the financial statements from the dates the acquisitions were consummated. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                                               1996        1995        1994
---------------------------------------------------------------------------
Working capital                                $  4      $   19         $ 1
Fixed assets                                     16          93           7
Intangibles                                     152       1,150           6
Other assets                                      -           4           -
Other liabilities                                 -         (25)          -
Minority interest                                14          14           -
---------------------------------------------------------------------------
                                               $186      $1,255         $14
===========================================================================

   During 1996, the company acquired the "Homepride" sauce business, United Kingdom's leading cooking sauce brand, and the "Cheong Chan" soup and sauce business in Asia. The company also increased its share ownership in Arnotts Limited, Australia's leading biscuit manufacturer, to 70%.

   During 1995, the company acquired Pace Foods, the world's leading producer and marketer of Mexican sauces; Fresh Start Bakeries, a food service baking concern with operations in the U.S., Europe and South America; Stratford-upon-Avon Foods, a canned fruit and vegetable company in England; and Greenfield Foods, a U.S. baking operation specializing in low-fat cakes and cookies. The company also acquired additional shares in Arnotts boosting its share ownership to 65%.

   The Pace Foods acquisition was consummated on January 30, 1995 and based on unaudited data, net sales for 1995 and 1994 would have increased $127 and $225, respectively, and net earnings would have decreased $16 and $31, respectively, had the acquisition occurred at the beginning of fiscal 1995 and 1994. Proforma financial information for the other acquisitions would not have a material effect on the company's net sales and earnings in fiscal 1995 and 1994.

   Acquisitions in 1994 consisted of the Australian mushroom business, Dandy Mushrooms, and the Australian canned-meat business, "Fray Bentos".


6. PENSION PLANS AND RETIREMENT BENEFITS

PENSION PLANS - Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. Plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Actuarial assumptions and provisions for funded plans are reviewed regularly by the company and its independent actuaries to ensure that plan assets will be adequate to provide pension and survivor benefits. Plan assets consist primarily of investments in common stock, fixed income securities, real estate and money market funds.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)



   Pension expense included the following:


                                               1996         1995       1994
---------------------------------------------------------------------------
Benefits earned during the year                $ 33         $ 29       $ 31
Interest cost                                    93           90         82
Net amortization and deferrals                   44           59         (7)
Less: Return on plan assets                     152          158         82
---------------------------------------------------------------------------
                                                 18           20         24
Other pension expense                             9           10          7
---------------------------------------------------------------------------
Consolidated pension expense                   $ 27         $ 30       $ 31
===========================================================================
Weighted average rates for principal
 actuarial assumptions were:
 Discount rate                                 8.00%        7.75%      8.25%
 Long-term rate of
   compensation increase                       5.00%        5.00%      5.50%
 Long-term rate of return
   on plan assets                              9.50%        9.25%      9.25%

   The funded status of the plans was as follows:

                                                        JULY 28,   July 30,
                                                            1996       1995
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested                                                   $(1,054)   $(1,023)
Non-vested                                                   (43)       (42)
---------------------------------------------------------------------------
Accumulated benefit obligation                            (1,097)    (1,065)
Effect of projected future salary increases                 (132)      (127)
---------------------------------------------------------------------------
Projected benefit obligation                              (1,229)    (1,192)
Plan assets at market value                                1,353      1,269
---------------------------------------------------------------------------
Plan assets in excess of
 projected benefit obligation                                124         77
Unrecognized net loss                                        180        216
Unrecognized prior service cost                               76         81
Unrecognized net assets at transition                        (48)       (53)
---------------------------------------------------------------------------
Prepaid pension expense                                  $   332    $   321
===========================================================================

   Pension coverage for employees of certain non-U.S. subsidiaries are provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

SAVINGS PLANS - The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to five percent of compensation. In fiscal 1996, 1995 and 1994, the company increased its contribution to 60% because earnings goals were achieved. Amounts charged to costs and expenses were $15 in 1996 and $14 in 1995 and 1994.

RETIREE BENEFITS - The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. Employees who have 10 years of service after the age of 45 and retire from the company are eligible to participate in the postretirement benefit plans. Healthcare claims and death benefits paid totaled $20 in 1996 and 1995 and $18 in 1994.

   Postretirement benefit expense was comprised of the following:

                                               1996         1995       1994
---------------------------------------------------------------------------
Benefits earned during the year                 $17          $18        $19
Interest cost                                    21           34         31
---------------------------------------------------------------------------
Postretirement benefit expense                  $38          $52        $50
===========================================================================

                                                        JULY 28,   July 30,
                                                            1996       1995
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Retirees                                                    $204       $241
Fully eligible active plan participants                       48         61
Other active plan participants                                62         81
---------------------------------------------------------------------------
Accumulated benefit obligation                               314        383
Unrecognized net gain                                        157         70
---------------------------------------------------------------------------
Accrued postretirement benefit liability                    $471       $453
===========================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


   The discount rate used to determine the accumulated postretirement benefit obligation was 8.00% in 1996 and 7.75% in 1995. The assumed initial healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 7%, declining to 4.5% over a period of 6 years and continuing at 4.5% thereafter. A one-percentage-point change in the assumed healthcare cost trend rate would have changed the 1996 accumulated postretirement benefit obligation by $32 and postretirement benefit expense by $7.

   Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

   The current portion of nonpension postretirement benefits included in "Accrued liabilities" was $19 at July 28, 1996 and July 30, 1995.


7. TAXES ON EARNINGS

The provision for income taxes consists of the following:

                                               1996         1995       1994
---------------------------------------------------------------------------
Income taxes:
 Currently payable
 Federal                                     $  275       $  208       $216
 State                                           36           28         24
 Non-U.S.                                        52           68         59
---------------------------------------------------------------------------
                                                363          304        299
---------------------------------------------------------------------------
 Deferred
 Federal                                         22           33         34
 State                                            4            5          -
 Non-U.S.                                         6            2          -
---------------------------------------------------------------------------
                                                 32           40         34
---------------------------------------------------------------------------
                                             $  395       $  344       $333
===========================================================================
Earnings before income taxes:
 United States                               $  986       $  840       $622
 Non-U.S.                                       211          202        341
---------------------------------------------------------------------------
                                             $1,197       $1,042       $963
===========================================================================

   The following is a reconciliation of effective income tax rates with the U.S. Federal statutory income tax rate:


                                               1996         1995       1994
---------------------------------------------------------------------------
Federal statutory income tax rates             35.0%        35.0%      35.0%
State income taxes
 (net of Federal tax benefit)                   2.2          2.1        2.4
Non-U.S. earnings taxed at other
 than Federal statutory rate                    (.8)         (.2)       (.2)
Tax loss carryforwards                         (1.9)        (3.0)         -
Other                                          (1.5)         (.9)      (2.6)
---------------------------------------------------------------------------
Effective income tax rate                      33.0%        33.0%      34.6%
===========================================================================

   Deferred tax liabilities and assets are comprised of the following:

                                                        JULY 28,   July 30,
                                                            1996       1995
---------------------------------------------------------------------------
Depreciation                                               $ 198       $178
Pensions                                                     112        113
Other                                                        148        123
---------------------------------------------------------------------------
Deferred tax liabilities                                     458        414
---------------------------------------------------------------------------
Benefits and compensation                                    196        189
Tax loss carryforwards                                        49         85
Other                                                         64         58
---------------------------------------------------------------------------
Gross deferred tax assets                                    309        332
Deferred tax asset valuation allowance                       (49)       (84)
---------------------------------------------------------------------------
Net deferred tax assets                                      260        248
---------------------------------------------------------------------------

Net deferred tax liability                                 $ 198       $166
===========================================================================

   For income tax purposes, subsidiaries of the company have tax loss carryforwards of approximately $80 of which $4 relate to periods prior to acquisition of the subsidiaries by the company. Of these carryforwards, $57 expire through 2009 and $23 may be carried forward indefinitely. The current statutory tax rates in these countries range from 30% to 58%.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


   Income taxes have not been accrued on undistributed earnings of non-U.S. subsidiaries of $408 which are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.


8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash equivalents of $8 at July 28, 1996 and $36 at July 30, 1995.


9. ACCOUNTS RECEIVABLE

                                               1996         1995
----------------------------------------------------------------
Customers                                      $579         $599
Allowances for cash discounts
  and bad debts                                 (24)         (30)
----------------------------------------------------------------
                                                555          569
Other                                            63           62
----------------------------------------------------------------
                                               $618         $631
================================================================

10. INVENTORIES

                                               1996         1995
----------------------------------------------------------------
Raw materials, containers and supplies         $323         $317
Finished products                               461          505
----------------------------------------------------------------
                                                784          822
Less-Adjustment to LIFO basis                    45           67
----------------------------------------------------------------
                                               $739         $755
================================================================

   Inventories for which the LIFO method of determining cost is used represented approximately 63% of consolidated inventories in 1996 and 1995.


11. OTHER CURRENT ASSETS

                                              1996          1995
----------------------------------------------------------------
Prepaid pensions                              $ 23          $ 21
Notes receivable                                73             -
Deferred taxes                                  76            69
Other                                           55            52
----------------------------------------------------------------
                                              $227          $142
================================================================


12. PLANT ASSETS

                                               1996         1995
----------------------------------------------------------------
Land                                        $    99       $  101
Buildings                                     1,180        1,182
Machinery and equipment                       2,879        2,734
Projects in progress                            332          237
----------------------------------------------------------------
                                              4,490        4,254
Accumulated depreciation                     (1,809)      (1,670)
----------------------------------------------------------------
                                            $ 2,681       $2,584
================================================================

   Depreciation provided in costs and expenses was $274 in 1996, $261 in 1995 and $237 in 1994. Approximately $184 of capital expenditures are required to complete projects in progress at July 28, 1996.


13. INTANGIBLE ASSETS

                                               1996         1995
----------------------------------------------------------------
Purchase price in excess of net
 assets of businesses acquired (goodwill)    $1,407       $1,334
Trademarks                                      448          382
Other intangibles                                84          100
----------------------------------------------------------------
                                              1,939        1,816
Accumulated amortization                       (131)        (101)
----------------------------------------------------------------
                                             $1,808       $1,715
================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


14. OTHER ASSETS

                                               1996         1995
----------------------------------------------------------------
Prepaid pensions                               $309         $300
Investments                                     158           52
Other                                            58           83
----------------------------------------------------------------
                                               $525         $435
================================================================


15. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consists of the following:

                                               1996         1995
----------------------------------------------------------------
Commercial paper                               $549         $840
7.75% Notes                                     300            -
Other                                            16           25
----------------------------------------------------------------
                                               $865         $865
================================================================

   The amount of unused lines of credit at July 28, 1996 approximates $856. The lines of credit are unconditional and generally cover loans for a period of one year at prime commercial interest rates.

   Long-term debt consists of the following:


              Fiscal Year
Type             Maturity            Rate          1996           1995
----------------------------------------------------------------------
Notes                1997           7.75%             -           $300
Notes                1998           9.00%          $100            100
Notes                1999           5.50%           200              -
Notes                2001*      8.58%-8.75%         100            100
Notes                2004**         5.63%           100            100
Debentures           2021           8.88%           200            200
Notes             1998-2012     6.40%-9.00%          16             26
Capital lease
 obligations        Varies         Varies            28             31
----------------------------------------------------------------------
                                                   $744           $857
======================================================================

  * $50 redeemable in 1998
 ** redeemable in 2001

   The cost to retire the company's long-term debt and the 7.75% Notes included in notes payable was $1,099 at July 28, 1996 and $905 at July 30, 1995.

   Principal amounts of long-term debt mature as follows: 1997 - $307 (in current liabilities); 1998 - $105; 1999 - $205; 2000 - $3; 2001 - $102; and
beyond - $322.

   Future minimum capital lease payments are $49, including implicit interest of $21.


16. OTHER LIABILITIES

                                               1996         1995
----------------------------------------------------------------
Deferred income taxes                          $274         $235
Minority interests                               90          106
Postemployment benefits                          18           18
Other                                            83           33
----------------------------------------------------------------
                                               $465         $392
================================================================


17. FINANCIAL INSTRUMENTS

The book values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of financial instruments, non-current investments and long-term debt is based on quoted market prices.

   The company utilizes derivative financial instruments to enhance its ability to manage risk, including interest rate and foreign currency exposures which exist as part of its ongoing business operations.

   The company utilizes interest rate swap agreements to minimize its worldwide financing costs and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions. When interest rates change, the difference to be paid or received is recognized as an adjustment to interest expense over the lives of the agreements. At times, the company utilizes forward foreign exchange contracts to hedge foreign currency exposures. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transaction.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


   The notional amounts of interest rate swaps were $100 at July 28, 1996 and $337 at July 30, 1995. In addition, the company has swap agreements with financial institutions which cover both foreign currency and interest rates. The notional amounts of these swaps were $125 at July 28, 1996 and $32 at July 30, 1995. These agreements hedge currency exposures arising from strategies which replaced certain local currency debt with lower cost U.S. dollar financing. The cost to settle all swaps was $2 at July 28, 1996, of which $1 was accrued.

   The company is exposed to credit loss in the event of nonperformance by the counterparties; however, the company does not anticipate any nonperformance. The company's credit risk on swap transactions is minimized by its policy of dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better.

   At July 28, 1996, the company also had contracts to purchase or sell approximately $133 in foreign currency versus $84 at July 30, 1995. The contracts are mostly for Canadian and European currencies and have maturities through 1997.

   The company uses a mix of equity, intercompany debt and local currency borrowings to finance its foreign operations. Gains and losses, both realized and unrealized, on financial instruments that hedge the company's investments in foreign operations are recognized in the Cumulative translation adjustments account in Shareowners' Equity.


18. SHAREOWNERS' EQUITY

The company has authorized 280 million shares of Capital Stock of $.075 par value and 40 million shares of Preferred Stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred Stock has been issued.

   The following summarizes the activity in the company's long-term incentive plans:

                                     1996       1995      1994
--------------------------------------------------------------
                                       (thousands of shares)

RESTRICTED SHARES
 Granted                               42        483        19
==============================================================
STOCK OPTION PLANS
 Beginning of year                  9,656      9,915     9,261
 Granted                            3,167      1,376     1,377
 Exercised                         (1,714)    (1,498)     (604)
 Terminated                          (190)      (137)     (119)
--------------------------------------------------------------
 End of year                       10,919      9,656     9,915
==============================================================
 Exercisable at end of year         6,391      6,861     7,185
==============================================================
                                         (per share prices)
Granted                            $69.26     $49.19    $36.63
Exercised                          $28.26     $23.35    $21.14
Not exercised: Low                 $15.19     $15.38    $ 9.58
               High                $69.44     $49.19    $43.81
               Average             $45.06     $34.05    $30.41

   As of July 28, 1996, 7.9 million shares remain available for grant under the 1994 long-term incentive plan.

   All net earnings per share data is based on the weighted average shares outstanding during the applicable periods. The potential dilution from the exercise of stock options is not material.

   In fiscal 1996, the Financial Accounting Standards Board issued FAS 123 - "Accounting for Stock-Based Compensation". The standard allows the option of recording an expense for the fair market value of stock options issued to employees or disclosing the "proforma" impact on net earnings and earnings per share. The standard is effective in fiscal 1997 and the company will comply with the disclosure requirements. There will be no effect on reported net earnings and earnings per share.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------
                               (million dollars)


19. STATEMENTS OF CASH FLOWS

                                       1996       1995       1994
-----------------------------------------------------------------
Interest paid, net of
  amounts capitalized                  $127       $102       $ 77
Interest received                      $  6       $ 10       $ 13
Income taxes paid                      $353       $290       $271


20. QUARTERLY DATA (UNAUDITED)

                                              1996
                              FIRST    SECOND      THIRD   FOURTH
-----------------------------------------------------------------
NET SALES                    $1,990    $2,217     $1,831   $1,640
COST OF PRODUCTS SOLD         1,143     1,247      1,061      912
NET EARNINGS                    219       258        145      180
PER SHARE
 NET EARNINGS                   .88      1.03        .58      .73
 DIVIDENDS                     .310      .345       .345     .345
MARKET PRICE
 HIGH                         53.88     62.50      67.38    70.75
 LOW                          44.25     50.88      56.00    59.50

                                              1995
                              First    Second      Third   Fourth
-----------------------------------------------------------------
Net sales                    $1,856    $2,031     $1,737   $1,626
Cost of products sold         1,085     1,174      1,042      954
Net earnings                    197       231        127      143
Per share
Net earnings                    .79       .93        .51      .57
 Dividends                      .28       .31        .31      .31
Market price
 High                         41.25     46.00      51.25    51.00
 Low                          37.00     40.63      42.38    45.63


21. SUBSEQUENT EVENTS

On September 4, 1996, the company's Board of Directors approved a divestiture and restructuring program which includes the divestiture of several non-strategic businesses and the sale of various plant operations. An after-tax charge of approximately $160 is expected to be recorded in the first quarter of fiscal 1997 for this program.

   In addition, the Board authorized a capital stock repurchase program of up to $2,500 to be completed by the end of fiscal 1999. As part of the repurchase program, the company intends to complete in the first quarter of fiscal 1997 a "Dutch auction" tender offer for up to $1,500 of capital stock. The repurchase program will be financed through a combination of short and long-term debt. The company believes that these stock repurchases will not impact its ability to meet continuing operating and investing objectives.

                              REPORT OF MANAGEMENT
            --------------------------------------------------------


The accompanying financial statements have been prepared by the management of the company in conformity with generally accepted accounting principles to reflect the financial position of the company and its operating results. Financial information appearing throughout this Annual Report is consistent with that in the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgments required for their preparation.

   In order to meet its responsibility, management maintains a system of internal controls designed to assure that assets are safeguarded and that financial records properly reflect all transactions. The company also maintains a worldwide auditing function to periodically evaluate the adequacy and effectiveness of such internal controls, as well as the company's administrative procedures and reporting practices. The company believes that its long-standing emphasis on the highest standards of conduct and business ethics, set forth in extensive written policy statements, serves to reinforce its system of internal accounting controls.

   The report of Price Waterhouse LLP, the company's independent accountants, covering their audit of the financial statements, is included in this Annual Report. Their independent audit of the company's financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards.

   The company's internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company. The Audit Committee meets periodically with the internal auditors, other management personnel, and the independent accountants. The independent accountants and the internal auditors have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention.





David W. Johnson
Chairman, President and
Chief Executive Officer



Basil L. Anderson
Senior Vice President - Finance,
Chief Financial Officer and Treasurer



Leo J. Greaney
Vice President - Controller



                       REPORT OF INDEPENDENT ACCOUNTANTS
            --------------------------------------------------------


To the Shareowners and Directors
of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 28, 1996 and July 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
September 4, 1996

                       ELEVEN-YEAR REVIEW -- CONSOLIDATED
              -----------------------------------------------------
                      (millions, except per share amounts)



Fiscal Year                                1996      1995      1994     1993
----------------------------------------------------------------------------
                                                                         (a)
SUMMARY OF OPERATIONS
Net sales                                $7,678    $7,250    $6,664   $6,577
Earnings before interest and taxes        1,317     1,147     1,027      594
Earnings before taxes                     1,197     1,042       963      520
Earnings before cumulative effect of
  accounting changes                        802       698       630      257
Net earnings                                802       698       630        8
  Percent of sales                         10.4%      9.6%      9.4%      .1%
  Return on average shareowners' equity    30.8%     31.3%     34.1%      .4%
Cash margin (f)                            21.6%     20.1%     19.6%    18.7%

FINANCIAL POSITION
Operating working capital (g)            $  382    $  456    $  599   $  614
Plant assets - net                        2,681     2,584     2,401    2,265
Total assets                              6,632     6,315     4,992     4,89
Total debt                                1,609     1,722       994    1,131
Shareowners' equity                       2,742     2,468     1,989    1,704

PER SHARE DATA
Earnings before cumulative effect of
  accounting changes                     $ 3.22    $ 2.80    $ 2.51   $ 1.02
Net earnings                               3.22      2.80      2.51      .03
Dividends declared                        1.345      1.21      1.09     .915
Shareowners' equity                       11.01      9.90      7.93     6.76

OTHER STATISTICS
Salaries, wages, pensions, etc.          $1,602    $1,611    $1,460   $1,371
Capital expenditures                        416       391       421      371
Number of shareowners (in thousands)         43        43        43       43
Weighted average shares outstanding         249       249       251      252
============================================================================

(a) 1993 includes pre-tax divestiture and restructuring charges of $353 million; $300 million after taxes or $1.19 per share. 1993 also includes the cumulative effect of changes in accounting of $249 million or $.99 per share.

(b) 1990 includes pre-tax divestiture and restructuring charges of $339 million; $302 million after taxes or $1.16 per share.

(c) 1989 includes pre-tax restructuring charges of $343 million; $261 million after taxes or $1.01 per share.

(d) 1988 includes pre-tax restructuring charges of $49 million; $29 million after taxes or $.12 per share. 1988 also includes the cumulative effect of a change in accounting for income taxes of $32 million or $.13 per share.

(e)  Includes employees under the Employee Stock Ownership Plan terminated in
     1987.

(f) Cash margin equals earnings before interest and taxes plus translation, depreciation, amortization, minority interest expense and divestiture and restructuring charges divided by net sales.

(g) Operating working capital equals current assets minus current liabilities (excluding notes receivable, notes payable, dividend payable and divestiture and restructuring reserves).

  1992      1991      1990     1989      1988      1987      1986
-----------------------------------------------------------------
                       (b)      (c)       (d)


$6,263    $6,204    $6,206   $5,672    $4,869    $4,490    $4,287
   886       758       273      162       409       440       416
   799       667       179      107       389       418       387
   491       402         4       13       242       247       223
   491       402         4       13       274       247       223
   7.8%      6.5%       .1%      .2%      5.6%      5.5%      5.2%
  25.7%     23.0%       .3%      .7%     15.1%     15.1%     15.3%
  17.6%     15.6%     13.2%    12.8%     13.3%     13.2%     12.7%


$  586    $  660    $  819   $  799    $  660    $  838    $  798
 1,966     1,790     1,718    1,541     1,509     1,349     1,168
 4,354     4,149     4,116    3,932     3,610     3,097     2,763
   987     1,055     1,008      901       540       474       451
 2,028     1,793     1,692    1,778     1,895     1,736     1,539


$ 1.95    $ 1.58    $  .02   $  .05    $  .93    $  .95    $  .86
  1.95      1.58       .02      .05      1.06       .95       .86
   .71       .56       .49      .45       .41       .35       .33
  8.06      7.06      6.53     6.88      7.32      6.68      5.94


$1,400    $1,401    $1,423   $1,334    $1,223    $1,137    $1,061
   362       371       397      302       262       328       251
    41        38        43       44        43        41        51(e)
   252       254       259      259       259       260       259
=================================================================