Form 10-K405, Exhibit 13
period 1997-08-03
CAMPBELL SOUP CO
filed 1997-10-23
CIK 16732

                                                                      EXHIBIT 13


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

OVERVIEW -- Campbell achieved record net sales for the year ended August 3, 1997. Net earnings and earnings per share declined 11% and 6%, respectively, due to the effects of the special charge recorded in the first quarter. Before the special charge, net earnings increased 9% and earnings per share increased 15%.

1997 was a 53-week year compared to 52 weeks in 1996 and 1995. All share and per-share data reflect the two-for-one stock split in February 1997.

SALES -- Sales in 1997 increased 4% to $7.96 billion from $7.68 billion last year. The growth was due to a 3% increase from volume and new products, 2% from higher selling prices, 2% from acquisitions, offset by a 3% decline due to divestitures. In 1996, sales increased 6% as follows: 1% volume, 3% higher selling prices, 3% acquisitions, offset by a 1% decline due to divestitures. Overall, net sales from ongoing businesses increased 7% in 1997 and 1996.

An analysis of net sales by division follows:

                                                                            % Change
                         1997          1996           1995             1997/          1996/
(millions)                                                             1996           1995
--------------------------------------------------------------------------------------------
Soup and Sauces        $ 4,156        $ 3,742        $ 3,415             11             10
Biscuits and
   Confectionery         1,546          1,459          1,348              6              8
Foodservice                459            418            345             10             21
Other                    1,904          2,149          2,204            (11)            (3)
Interdivision             (101)           (90)           (62)            --             --
--------------------------------------------------------------------------------------------
                       $ 7,964        $ 7,678        $ 7,250              4              6
============================================================================================

In 1997, Soup and Sauces sales were up significantly due to continued strong worldwide wet soup unit volume growth. This was especially evident in the U.S. which posted its third straight year of volume growth led by Campbell's condensed Chicken Noodle, Tomato and Cream of Mushroom soups, the new Joseph A. Campbell premium soups in glass jars and Swanson broths. International volume and market share gains were achieved in all countries, and in Germany, we acquired Erasco, the leading branded soup company.

New products such as V8 Splash and Franco-American Superiore all-family pastas also contributed to the sales growth.

In 1996, wet soup volume increases were driven by Campbell's condensed Chicken Noodle soup which was reformulated with 33% more meat, Chunky ready-to-serve soups and Swanson broths. Australia and Canada also experienced strong volume growth. Pace Foods, completing its first full fiscal year, and strong demand for Prego spaghetti sauce also contributed to the sales increase.

Biscuits and Confectionery posted a 6% increase in sales compared to 1996. This increase was led by Pepperidge Farm Goldfish crackers, Milano cookies and Swirl breads. Godiva contributed double-digit sales growth through strong retail sales in the U.S. and continued expansion in Japan. Arnotts Limited sales were flat compared to the prior year due to an extortion incident in Australia that resulted in a product recall in the second half of 1997 and a 56-week year in 1996 which resulted from aligning Arnotts' and Campbell's fiscal year reporting.

In 1996, Pepperidge Farm Goldfish crackers and frozen garlic breads and Godiva delivered double-digit volume growth.

Foodservice sales increase in 1997 was driven by strong soup sales in the U.S. food service channels and new frozen restaurant soups, Prego frozen entrees and Pace Mexican sauces, as well as solid gains in Canada.

In 1996, Foodservice delivered solid volume gains led by chicken pot pies for the away-from-home market.

During 1997 the company continued its portfolio reconfiguration and divested several non-strategic businesses, including Marie's salad dressings and Beeck-Feinkost chilled German salads. These divestitures and the impact of the 1996 divestitures led to the decline in sales in Other.

In 1996, sales in Other were impacted by declining beef sales in Europe and divestitures, including Mrs. Paul's frozen seafood business and Groko B.V., a Dutch frozen vegetable processor.

GROSS MARGIN -- Gross margin, defined as net sales less cost of products sold, increased by $344 million in 1997 and $320 million in 1996 compared to prior years. As a percent of sales, gross margin was 45.9% in 1997, 43.2% and 41.3% in 1996 and 1995, respectively. The 2.7 point improvement in 1997 is the largest gain in the last five years. The increases in 1997 and 1996 were

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

due principally to continued productivity gains in manufacturing facilities and higher selling prices.

MARKETING AND SELLING EXPENSES -- Marketing and selling expenses as a percent of sales were 20.5% in 1997, 19.5% and 18.9% in 1996 and 1995, respectively. Advertising expense increased 17% versus 1996 driven by a 30% increase in worldwide wet soup advertising behind new products and innovations such as Joseph A. Campbell premium soups in glass jars and Swanson broths in resealable containers. Double-digit increases in advertising also drove strong volume gains for Pepperidge Farm Goldfish crackers and Milano cookies in 1997.

In 1996, advertising expense increased 15% as a result of heavy advertising for Pace Foods, Pepperidge Farm Goldfish and Chunky ready-to-serve soups.

GENERAL AND ADMINISTRATIVE EXPENSES -- Administrative expenses declined as a percent of sales to 4.0% from 4.5% in 1996. The decrease is attributable to streamlining of operations associated with the restructuring program recorded in the first quarter and favorable employee benefits experience. Administrative expenses as a percent of sales were unchanged for 1996 versus 1995.

Research and development declined 8.3% primarily due to headcount reductions associated with the restructuring program. In 1996, research and development decreased 4.5% due to a reduction of new product development activities from the prior year.

Other expenses increased significantly in 1997 due to the effect of the appreciation in Campbell's share price on the company's long-term incentive plan obligations. In 1996, the increase was due to higher amortization of intangibles primarily associated with the Pace Foods acquisition and effects of the increase in Campbell's share price on the long-term incentive compensation plan obligations. The 1996 increase is net of a gain on the sale of the Mrs. Paul's frozen seafood business which was largely offset by the cost of re-engineering the frozen food manufacturing facilities and selling organization.

OPERATING EARNINGS -- Division earnings in 1997 were down 3% due to the first quarter pre-tax restructuring charge of $216 million compared with a 14% increase last year. Before the special charge, operating earnings increased 13% in 1997.

An analysis of operating earnings by division follows:

                                                                   % Change
                       1997         1996         1995         1997/        1996/
(millions)                                                    1996         1995
--------------------------------------------------------------------------------
Soup and Sauces      $ 1,012      $   978      $   863            3           13
Biscuits and
   Confectionery         154          183          164          (16)          12
Foodservice               62           55           40           11           38

Other                     99          150          135          (34)          11
--------------------------------------------------------------------------------
                       1,327        1,366        1,202           (3)          14
--------------------------------------------------------------------------------
Corporate                (61)         (49)         (55)
--------------------------------------------------------------------------------
                     $ 1,266      $ 1,317      $ 1,147
================================================================================

Contribution to earnings by division includes the effect of a first quarter 1997 pre-tax restructuring charge of $216 million as follows: Soup and Sauces $118 million, Biscuits and Confectionery $53 million and Other $45 million.

Soup and Sauces earnings, excluding the special charge, were up 16% in 1997 led by sales volume increases in Campbell's condensed soup icons: Chicken Noodle, Tomato and Cream of Mushroom. New product introductions, the Erasco acquisition and continued benefits from manufacturing efficiencies also contributed to the earnings growth.

In 1996, Pace Foods, completing its first full fiscal year, and the Homepride acquisition in the United Kingdom contributed significantly to the earnings increase.

Biscuits and Confectionery earnings, excluding the special charge, increased 13% led by double-digit growth at Pepperidge Farm and Godiva. Pepperidge Farm's Goldfish crackers continued their outstanding performance and Godiva posted record earnings as a result of its strong U.S. and Japanese retail businesses.

In 1996, Goldfish and Godiva led the way to 12% earnings growth.

Foodservice earnings in 1997 increased 11%. This increase was attributable to strong soup sales in traditional U.S. food service channels and Pace Mexican sauces. In 1996, earnings increases were driven by volume gains from chicken pot pies for the away-from-home market.

Earnings in Other, excluding the special charge, declined 4% as a result of the company's continued efforts to reconfigure its business portfolio and the divestiture of several non-strategic businesses. In 1996, earnings were up 11% led by strong volume gains in Vlasic pickles.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION



NON-OPERATING ITEMS -- Interest expense in 1997 increased 32.5% primarily due to financing costs associated with the company's share repurchase program. In 1996, interest expense increased 9.6% due principally to financing costs associated with acquisitions and share repurchases.

The effective tax rate for 1997 was 35.6% compared to 33% last year. Before the special charge, the effective tax rate was 34%. In 1996, the effective tax rate remained unchanged at 33% compared to 1995.

SPECIAL CHARGE -- On September 4, 1996 the company's Board of Directors approved a special charge of $216 million ($160 million after-tax or $.34 per share) to cover the costs of a restructuring program. The restructuring program is designed to improve operational efficiency by reconfiguring or closing various plants, reducing administrative and operational staff functions and divesting non-strategic, under-performing businesses with sales of approximately $275 million. The program includes the elimination of approximately 2,100 administrative and operational positions from the company's worldwide workforce.

The restructuring charge includes approximately $113 million in cash charges primarily related to severance and employee benefits, substantially all of which is expected to be paid by the end of the first quarter of 1998. The balance of the charge relates to non-cash charges for estimated losses on the disposition of assets and business divestitures. The restructuring program is expected to generate approximately $200 million in savings in 1997 and 1998 from reductions in employee salaries and benefits, plant overhead, depreciation and amortization. The expected cash outflows will not adversely affect the company's liquidity. See Note 3 of the Consolidated Financial Statements for the components of the restructuring liability and the related activity.

LIQUIDITY AND CAPITAL RESOURCES
Strong cash flows from operations, a strong balance sheet and interest coverage demonstrate the company's continued superior financial strength.

Cash flows from operations provided $1.2 billion in 1997, consistent with 1996. Over the last three years, operating cash flows totaled approximately $3.6 billion.

This strong cash generating capability provides the company substantial financial flexibility in meeting operating and investing objectives and in executing the company's ongoing share repurchase program.

Capital expenditures were $331 million in 1997, a decline of $85 million from the prior year. The decrease is primarily attributable to the completion of the Arnotts Huntingwood manufacturing facility. Capital expenditures are projected to be $375 million in 1998.

Acquisitions in 1997 totaled $228 million and included the Erasco Group of companies, Germany's leading soup brand. In addition, Arnotts acquired the assets of Kettle Chip Company, a Sydney, Australia based potato chip concern. These acquisitions were funded through cash generated from operations and short and long-term borrowings.

Long-term borrowings increased $409 million due to the issuance of $300 million 6.9% fixed rate ten-year notes due in 2007, $150 million 5.76% fixed rate three-year notes due in 2000 and $74 million 5.75% fixed rate three-year notes due in 2001. Also, $100 million of 9% notes due in 1998 were reclassified to short-term borrowings. The proceeds of these notes were used to finance the company's share repurchase program and to repay short-term borrowings.

Short-term borrowings increased $641 million primarily to finance the company's share repurchase program.

The company has ample financial resources, including unused lines of credit totaling approximately $3.1 billion and has ready access to financial markets around the world. The pre-tax interest coverage ratio before the special charge was 8.4 for 1997 compared to 9.7 for 1996. The decline was attributable to the increase in borrowings associated with the company's share repurchase program.

In 1997, the company filed a shelf registration with the Securities and Exchange Commission for the issuance of debt securities not to exceed $1 billion. As of August 3, 1997, $700 million remained unissued.

Dividend payments increased $12 million or 4% to $350 million in 1997, compared to $338 million in 1996. Dividends declared in 1997 totaled $.750 per share, up from $.673 per share in 1996. The 1997 fourth quarter rate was $.1925.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Capital stock repurchases totaled 40 million shares at a cost of approximately $1.7 billion during 1997, compared to repurchases of 8 million shares at a cost of $244 million in the same period for 1996. In fiscal 1997, the company's Board of Directors approved a three-year $2.5 billion share repurchase program. The program included a "Dutch Auction" share buyback which resulted in the repurchase of 27 million shares at a cost of approximately $1.1 billion. The "Dutch Auction" was completed in the first quarter.

Total assets declined 3% to $6.5 billion primarily due to asset writedowns associated with the restructuring charge, business divestitures and the impact of foreign currency translation on the company's operations in Europe and Australia.

Total liabilities increased $1.1 billion or 30% primarily due to increased borrowings and the restructuring charge recorded in the first quarter of 1997.


INFLATION
Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing an ongoing cost-improvement effort which includes capital investments in more efficient plant and equipment and low cost business systems.

MARKET RISK SENSITIVITY
The company uses financial instruments, including fixed and variable rate debt, as well as swap, forward and option contracts to finance its operations and to hedge interest rate, currency and certain equity-linked compensation liability exposures. The swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged instrument.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments outstanding as of August 3, 1997. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Note 15 and Note 17 to the Consolidated Financial Statements.

For debt obligations, the table presents principal cash flows and related interest rates by fiscal year of maturity. Capital lease obligations and miscellaneous notes payable which mature in 1998 are not included in the table. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents notional amounts and related interest rates by fiscal year of maturity. For these swaps, the variable rates presented are the average forward rates for the term of each contract.

                        EXPECTED FISCAL YEAR OF MATURITY
                          (US$ equivalents in millions)

Debt                           1998             1999           2000          2001   There-after         Total   Fair Value
---------------------------------------------------------------------------------------------------------------------------
Fixed rate                $     100        $     200      $     153     $     174*  $     606**     $   1,233     $ 1,287
Average interest rate          9.00%            5.50%          5.76%         7.42%       7.34%
---------------------------------------------------------------------------------------------------------------------------
Variable rate             $   1,382                                                                 $   1,382     $ 1,382
Average interest rate          5.57%                                                                     5.57%
---------------------------------------------------------------------------------------------------------------------------
Interest Rate Swaps:
Variable to fixed                                         $     100(A)                              $     100     $    (5)
Average pay rate                                               8.24%                                     8.24%
Average receive rate                                           5.96%                                     5.96%
---------------------------------------------------------------------------------------------------------------------------
Fixed to variable                                         $     150(B)                              $     150     $     1
Average pay rate                                               5.24%                                     5.24%
Average receive rate                                           5.76%                                     5.76%
---------------------------------------------------------------------------------------------------------------------------

 * $50 callable in 1998        (A) Hedges commercial paper borrowings
** $100 callable in 2001       (B) Hedges 5.76% notes due 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The company also has swap agreements with financial institutions which cover both interest rate and foreign currency exposures. The notional amounts of these swaps, which expire in 1998, were $210 million and the cost to settle the swaps was $2 million at August 3, 1997.

The table below provides information as of August 3, 1997 about the company's forward currency exchange contracts related to debt management and certain sale and purchase commitments denominated in foreign currencies. The table presents the contractual amount and the related weighted average contract exchange rates for significant currency contracts outstanding as of August 3, 1997. All contracts expire in 1998.


FORWARD EXCHANGE CONTRACTS

                                                 Average
                              Contract       Contractual
(US$ equivalents in millions)   Amount     Exchange Rate
----------------------------------------------------------
Receive BEF/Pay DM               $50               20.65
Receive BEF/Pay US$              $40               35.68
Receive DM/Pay US$               $37                1.83
Receive US$/Pay CAD              $26                1.38
Receive GBP/Pay US$              $21                1.65
Receive US$/Pay A$               $15                 .74
Receive US$/Pay JPY              $15              114.11
----------------------------------------------------------

The company has an additional $59 million in a number of smaller contracts to purchase or sell various other currencies, principally European, as of August 3, 1997.

The aggregate cost to settle all contracts, which is not material to any individual contract, was $5 million as of August 3, 1997. Total forward exchange contracts outstanding as of July 28, 1996 were $133 million.


The company has swap contracts outstanding as of August 3, 1997 which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of Standard & Poor's 500 Index or to the total return of the company's Capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company Capital stock. The notional value of the contract which includes the return on the Standard & Poor's 500 Index is $16 million. The average forward interest rate applicable to this contract is 5.95% at August 3, 1997. The notional value of the contracts which include the total return on company Capital stock is $58 million. The average forward interest rate applicable to these contracts is 6.08% at August 3, 1997. The contracts expire in 1998. The net gain recognized as an adjustment to the carrying value at August 3, 1997 was $9 million.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year other than the swap contracts related to equity-linked employee compensation expenses.


RECENT DEVELOPMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128) -- "Earnings per Share." The standard requires new earnings per share calculations and dual presentation of "basic" and "diluted" earnings per share. The company will adopt SFAS 128 in the second quarter of 1998. Basic earnings per share will approximate earnings per share as currently reported and diluted earnings per share will give effect to the issuance of stock options. The adoption of SFAS 128 is not expected to have a material effect on the company's earnings per share.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income in a full set of general purpose financial statements. The provisions of the statement are effective for fiscal years beginning after December 15, 1997.

In September 1997, the company announced its intention to spin off certain specialty foods businesses to its shareowners as an independent publicly-held company. The new company will include Swanson frozen foods, Vlasic pickles, and certain European and Argentine businesses. The company expects to complete the spinoff in 1998, subject to various regulatory approvals, the receipt of a ruling from the Internal Revenue Service that the spinoff will be a tax-free transaction to shareowners, and final approval from the company's Board of Directors.

Also in September 1997, the company agreed to finance a proposal by Arnotts Limited to acquire its outstanding ordinary shares held by minority shareholders. It is expected that this transaction will

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION




increase the company's ownership of Arnotts to 100%. The estimated financing is approximately $300 million and Arnotts expects to complete the transaction in the second quarter of 1998.


FORWARD-LOOKING INFORMATION

From time to time, in written reports, including the 1997 Annual Report, and oral statements, we discuss our expectations regarding future performance of the company. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are also inherently uncertain, and investors must recognize that actual results could differ materially from those expressed or implied in the forward-looking statements. In addition, as discussed in Management's Discussion and Analysis:

- The forecasted savings related to the company's restructuring program assumes that facilities are vacated and employees are terminated within the time frames used to develop the estimates.

- Our ability to complete the divestiture of under-performing businesses in 1998 depends on our ability to find buyers to purchase these businesses at prices we consider appropriate.

- The market risks associated with financial instruments may vary due to the impact of unforeseen economic changes, such as currency exchange rates, inflation rates and recessionary trends.

- The spinoff of certain specialty foods businesses is subject to receipt of a ruling from the Internal Revenue Service that the spinoff will be a tax-free transaction to shareowners, various regulatory approvals and final approval from the company's Board of Directors.

- The proposal to finance Arnotts Limited's purchase of the minority shareholders' ownership interest is subject to the company's receipt of Australia's Foreign Investment Review Board approval, approval by a majority of Arnotts' shareholders (excluding the company and its subsidiaries) holding 75% of shares voted and approval of the Supreme Court of New South Wales.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      (millions, except per share amounts)


                                                    1997        1996        1995
                                                53 weeks    52 weeks    52 weeks
--------------------------------------------------------------------------------
NET SALES                                         $7,964      $7,678      $7,250
--------------------------------------------------------------------------------

Costs and expenses
   Cost of products sold                           4,305       4,363       4,255
   Marketing and selling expenses                  1,636       1,499       1,371
   Administrative expenses                           324         343         326
   Research and development expenses                  77          84          88
   Other expense (Note 4)                            140          72          63
   Restructuring charge (Note 3)                     216          --          --
--------------------------------------------------------------------------------

     Total costs and expenses                      6,698       6,361       6,103
--------------------------------------------------------------------------------

EARNINGS BEFORE INTEREST AND TAXES                 1,266       1,317       1,147
Interest expense (Note 5)                            167         126         115
Interest income                                        8           6          10
--------------------------------------------------------------------------------

Earnings before taxes                              1,107       1,197       1,042
Taxes on earnings (Note 8)                           394         395         344
--------------------------------------------------------------------------------

NET EARNINGS                                      $  713      $  802      $  698
================================================================================

EARNINGS PER SHARE (NOTE 18)                      $ 1.51      $ 1.61      $ 1.40
================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                  472         498         498
================================================================================

The accompanying Summary of Significant Accounting Policies and Notes on pages 39 to 46 are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEETS
                                   (millions)

                                                    AUGUST 3, 1997  July 28,1996
--------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                  $    26      $    34
Accounts receivable (Note 9)                                   633          618
Inventories (Note 10)                                          762          739
Other current assets (Note 11)                                 162          227
--------------------------------------------------------------------------------

   Total current assets                                      1,583        1,618
--------------------------------------------------------------------------------

Plant assets, net of depreciation (Note 12)                  2,560        2,681
Intangible assets, net of amortization (Note 13)             1,793        1,808
Other assets (Note 14)                                         523          525
--------------------------------------------------------------------------------
   Total assets                                            $ 6,459      $ 6,632
================================================================================

CURRENT LIABILITIES
Notes payable (Note 15)                                    $ 1,506      $   865
Payable to suppliers and others                                608          568
Accrued liabilities                                            642          593
Dividend payable                                                88           86
Accrued income taxes                                           137          117
--------------------------------------------------------------------------------

   Total current liabilities                                 2,981        2,229
--------------------------------------------------------------------------------

LONG-TERM DEBT (NOTE 15)                                     1,153          744
NONPENSION POSTRETIREMENT BENEFITS (NOTE 7)                    442          452
OTHER LIABILITIES (NOTE 16)                                    463          465
--------------------------------------------------------------------------------

   Total liabilities                                         5,039        3,890
--------------------------------------------------------------------------------
SHAREOWNERS' EQUITY (NOTE 18)
Preferred stock; authorized 40 shares; none issued              --           --
Capital stock, $.0375 par value; authorized
   560 shares; issued 542 shares                                20           20
Capital surplus                                                338          228
Earnings retained in the business                            3,571        3,211
Capital stock in treasury, 84 shares in 1997
   and 48 shares in 1996, at cost                           (2,459)        (779)
Cumulative translation adjustments                             (50)          62
--------------------------------------------------------------------------------

   Total shareowners' equity                                 1,420        2,742
--------------------------------------------------------------------------------
   Total liabilities and shareowners' equity               $ 6,459      $ 6,632
================================================================================


The accompanying Summary of Significant Accounting Policies and Notes on pages 39 to 46 are an integral part of the financial statements.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (millions)




                                                             1997        1996        1995
-----------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                              $   713     $   802     $   698
Non-cash charges to net earnings
  Restructuring charge                                        216          --          --
  Depreciation and amortization                               328         326         294
  Deferred income taxes                                       (24)         32          40
  Other, net                                                   96          58          48
Changes in working capital
  Accounts receivable                                         (26)         (1)        (18)
  Inventories                                                 (31)        (27)         63
  Other current assets and liabilities                        (85)         23          60
-----------------------------------------------------------------------------------------
   Net cash provided by operating activities                1,187       1,213       1,185
-----------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Purchases of plant assets                                    (331)       (416)       (391)
Sales of plant assets                                          49          33          21
Businesses acquired                                          (228)       (186)     (1,255)
Sales of businesses                                           207          80          12
Other, net                                                      5        (120)        (45)
-----------------------------------------------------------------------------------------
   Net cash used in investing activities                     (298)       (609)     (1,658)
-----------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Long-term borrowings                                          524         230         312
Repayments of long-term borrowings                            (21)        (43)        (29)
Short-term borrowings                                       1,306         268       1,087
Repayments of short-term borrowings                          (779)       (568)       (662)
Dividends paid                                               (350)       (338)       (295)
Treasury stock purchases                                   (1,696)       (244)        (24)
Treasury stock issued                                         106          64          37
-----------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities       (910)       (631)        426
-----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        13           8           4
-----------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                        (8)        (19)        (43)
Cash and cash equivalents at beginning of year                 34          53          96
-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $    26     $    34     $    53
=========================================================================================



The accompanying Summary of Significant Accounting Policies and Notes on pages 39 to 46 are an integral part of the financial statements.

                   CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
                        (millions, except per share amounts)




                                        Capital Stock
                          ---------------------------------------               Earnings
                            Issued                  In Treasury                 retained  Cumulative    Total
                          ------------------     ----------------    Capital      in the  translation   shareowners'
                            Shares     Amount    Shares    Amount    surplus    business  adjustments   equity
--------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994      542       $ 20      (46)     $(559)     $155       $2,359       $14       $1,989
Net earnings                                                                        698                    698
Dividends ($.605 per share)                                                        (302)                  (302)
Treasury stock purchased                           (1)       (24)                                          (24)
Treasury stock issued under
  Management incentive and
  Stock option plans                                3         33        10                                  43
Translation adjustments                                                                        64           64
--------------------------------------------------------------------------------------------------------------
Balance at July 30, 1995      542         20      (44)      (550)      165        2,755        78        2,468
--------------------------------------------------------------------------------------------------------------
Net earnings                                                                        802                    802
Dividends ($.673 per share)                                                        (346)                  (346)
Treasury stock purchased                           (8)      (244)                                         (244)
Treasury stock issued under
  Management incentive and
  Stock option plans                                4         15        63                                  78
Translation adjustments                                                                       (16)         (16)
--------------------------------------------------------------------------------------------------------------
Balance at July 28, 1996      542         20      (48)      (779)      228        3,211        62        2,742
--------------------------------------------------------------------------------------------------------------
Net earnings                                                                        713                    713
Dividends ($.750 per share)                                                        (353)                  (353)
Treasury stock purchased                          (40)    (1,696)                                       (1,696)
Treasury stock issued under
  Management incentive and
  Stock option plans                                4         16       110                                 126
Translation adjustments                                                                      (112)        (112)
--------------------------------------------------------------------------------------------------------------
Balance at August 3, 1997     542       $ 20      (84)   $(2,459)     $338       $3,571      $(50)     $1,420
==============================================================================================================


The accompanying Summary of Significant Accounting Policies and Notes on pages 39 to 46 are an integral part of the financial statements.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (million dollars)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Consolidation -- The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

FISCAL YEAR -- The company's fiscal year ends on the Sunday nearest July 31. There were 53 weeks in fiscal 1997 and 52 weeks in fiscal 1996 and 1995.

CASH AND CASH EQUIVALENTS -- All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

INVENTORIES -- Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last-in, first-out (LIFO) method. Other inventories are priced at the lower of average cost or market.

PLANT ASSETS -- Plant assets are stated at historical cost. Alterations and major overhauls which extend the lives or increase the capacity of plant assets are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

DEPRECIATION -- Depreciation provided in Costs and expenses is calculated using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Accelerated methods of depreciation are used for income tax purposes in certain jurisdictions.

INTANGIBLES -- Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

ASSET VALUATION -- The company periodically reviews the recoverability of plant assets and intangibles based principally on an analysis of cash flows.

PENSION AND RETIREE BENEFIT PLANS -- Costs are accrued over employees' careers based on plan benefit formulas.

INCOME TAXES -- Deferred taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No.109.

USE OF ESTIMATES -- Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain amounts in the prior years' financial statements and footnotes have been reclassified to conform to the current year presentation.


2. GEOGRAPHIC AREA INFORMATION
The company is predominantly engaged in the manufacture and sale of prepared convenience foods. The following presents information about operations in different geographic areas:



Net sales                                   1997        1996        1995
------------------------------------------------------------------------
   United States                         $ 5,495     $ 5,332     $ 5,012
   Europe                                  1,201       1,122       1,143
   Australia                                 613         614         521
   Other countries                           795         733         658
   Adjustments and eliminations             (140)       (123)        (84)
------------------------------------------------------------------------
   Consolidated                          $ 7,964     $ 7,678     $ 7,250
========================================================================
Earnings before taxes                       1997        1996        1995
------------------------------------------------------------------------
   United States                         $ 1,155     $ 1,123     $   957
   Europe                                     50          71          74
   Australia                                  26          76          81
   Other countries                            96          96          90
   Unallocated corporate expenses            (61)        (49)        (55)
------------------------------------------------------------------------
   Earnings before interest and taxes      1,266       1,317       1,147
   Interest, net                            (159)       (120)       (105)
------------------------------------------------------------------------
   Consolidated                          $ 1,107     $ 1,197     $ 1,042
========================================================================
Identifiable assets                         1997        1996        1995
------------------------------------------------------------------------
   United States                         $ 3,913     $ 4,144     $ 4,171
   Europe                                    860         817         814
   Australia                                 919         980         773
   Other countries                           767         691         557
------------------------------------------------------------------------
   Consolidated                          $ 6,459     $ 6,632     $ 6,315
========================================================================


Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The 1997 restructuring charge of $216 is allocated to geographic areas as follows: United States -- $169, Europe -- $12, Australia -- $33 and Other -- $2.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (million dollars)





3. RESTRUCTURING PROGRAM
A special charge of $216 ($160 after tax or $.34 per share) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. The restructuring program is designed to improve operational efficiency by closing various plants, reducing approximately 2,100 administrative and operational positions from the worldwide workforce and divesting non-strategic businesses with sales of approximately $275.

The restructuring charge includes approximately $113 in cash charges primarily related to severance and employee benefit costs, substantially all of which will be paid by the end of the first quarter of 1998. The balance of the restructuring charge relates to non-cash charges for the write down of plant assets and estimated losses on the disposition of plant assets and business divestitures. The company plans to substantially complete the program in the first quarter of 1998.

Since the program was approved, certain modifications were made to the components which resulted in revision to the 1997 activity. The overall expected cost of the restructuring program has not changed and there have been no material adjustments to the liability. A summary of the original reserves and activity through August 3, 1997 follows:

                                  Original                August
                                  Reserves   Activity     3, 1997
-----------------------------------------------------------------
Loss on asset dispositions
   and divestitures                   $108     $ (35)     $ 73
Severance and benefits                  93       (58)       35
Other                                   15        (7)        8
-----------------------------------------------------------------
Total                                 $216     $(100)     $116
=================================================================


4. OTHER EXPENSE

                                      1997      1996      1995
---------------------------------------------------------------
Stock price related
   incentive programs                  $80       $31       $20
Amortization of intangible
   and other assets                     54        52        34
Minority interests                       7        17        17
Other, net                              (1)      (28)       (8)
---------------------------------------------------------------
                                      $140       $72       $63
=================================================================


5. INTEREST EXPENSE

                                      1997      1996      1995
---------------------------------------------------------------
Interest expense                      $178      $137      $123
Less: Interest capitalized              11        11         8
---------------------------------------------------------------
                                      $167      $126      $115
===============================================================


6. ACQUISITIONS

During 1997, 1996 and 1995, the company made several acquisitions. These acquisitions were accounted for as purchase transactions, and operations of the acquired companies are included in the financial statements from the dates the acquisitions were consummated. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                                      1997      1996      1995
---------------------------------------------------------------
Working capital                       $  4      $  4    $   19
Fixed assets                            53        16        93
Intangibles                            159       152     1,150
Other assets                            19       --          4
Other liabilities                       (7)      --        (25)
Minority interests                     --         14        14
---------------------------------------------------------------
                                      $228      $186    $1,255
===============================================================


During 1997, the company acquired the Erasco Group of companies, Germany's leading soup company. In addition, Arnotts Limited ("Arnotts") acquired the assets of Kettle Chip Company located in Sydney, Australia.

The Erasco acquisition was consummated in October 1996. Based on unaudited data, net sales for 1997 and 1996 would have increased $29 and $201, respectively, and net earnings would have increased $5 in 1996 had the acquisition occurred at the beginning of fiscal 1996. Pro forma financial information for the other acquisitions would not have a material effect on the company's net sales, earnings, and earnings per share in 1997 and 1996.

During 1996, the company acquired the Homepride sauce business, United Kingdom's leading cooking sauce brand, and the Cheong Chan soup and sauce business in Asia. The company also increased its share ownership in Arnotts to 70%.

During 1995, the company acquired Pace Foods, the world's leading producer and marketer of Mexican sauces; Fresh Start Bakeries, a food service baking

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (million dollars)



concern with operations in the U.S., Europe and South America;
Stratford-upon-Avon Foods, a canned fruit and vegetable company in England; and Greenfield Foods, a U.S. baking operation specializing in low-fat cakes and cookies. The company also acquired additional shares in Arnotts boosting its share ownership to 65%.


7. PENSION PLANS AND RETIREMENT BENEFITS
PENSION PLANS -- Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. Plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Actuarial assumptions and provisions for funded plans are reviewed regularly by the company and its independent actuaries to ensure that plan assets will be adequate to provide pension benefits. Plan assets consist primarily of investments in equities, fixed income securities, real estate and money market funds.

Pension expense included the following:

                                      1997      1996      1995
---------------------------------------------------------------
Benefits earned during the year       $ 32      $ 33      $ 29
Interest cost                           97        93        90
Net amortization and deferrals         317        44        59
Less: Return on plan assets            433       152       158
---------------------------------------------------------------
                                        13        18        20
Other pension expense                   10         9        10
---------------------------------------------------------------
Consolidated pension expense          $ 23      $ 27      $ 30
===============================================================


Weighted average rates for principal actuarial assumptions were:

                                         1997      1996      1995
------------------------------------------------------------------
Discount rate                            7.70%     8.00%     7.75%
Long-term rate of
   compensation increase                 5.00%     5.00%     5.00%
Long-term rate of
   return on plan assets                 9.70%     9.50%     9.25%
==================================================================


The funded status of the plans was as follows:


                                                  AUGUST 3,   July 28,
                                                    1997        1996
---------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested                                            $(1,105)    $(1,054)
Non-vested                                            (43)        (43)
---------------------------------------------------------------------
Accumulated benefit obligation                     (1,148)     (1,097)
Effect of projected future salary increases          (130)       (132)
---------------------------------------------------------------------
Projected benefit obligation                       (1,278)     (1,229)
Plan assets at market value                         1,675       1,353
---------------------------------------------------------------------
Plan assets in excess of
   projected benefit obligation                       397         124
Unrecognized net (gain) or loss                       (92)        180
Unrecognized prior service cost                        70          76
Unrecognized net assets at transition                 (38)        (48)
---------------------------------------------------------------------
Prepaid pension expense                           $   337     $   332
=====================================================================


Pension coverage for employees of certain non-U.S. subsidiaries is provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

SAVINGS PLANS -- The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. In 1997, 1996 and 1995, the company increased its contribution to 60% because earnings goals were achieved. Amounts charged to Costs and expenses were $17 in 1997, $15 in 1996 and $14 in 1995.

RETIREE BENEFITS -- The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. Employees who have 10 years of service after the age of 45 and retire from the company are eligible to participate in the postretirement benefit plans.

Postretirement benefit expense included the following:

                                      1997      1996      1995
--------------------------------------------------------------
Benefits earned during the year        $12       $17       $18
Interest cost                           21        24        34
Net amortization and deferrals         (17)       (3)      --
--------------------------------------------------------------
Postretirement benefit expense         $16       $38       $52
==============================================================

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (million dollars)



                                                 AUGUST 3,  July 28,
                                                    1997      1996
-----------------------------------------------------------------
Actuarial present value of benefit obligations:
Retirees                                           $194      $172
Fully eligible active plan participants              47        48
Other active plan participants                       60        61
-----------------------------------------------------------------
Accumulated benefit obligation                      301       281
Unrecognized prior service cost                      20        24
Unrecognized net gain                               140       166
-----------------------------------------------------------------
Accrued postretirement benefit liability           $461      $471
=================================================================


The discount rate used to determine the accumulated postretirement benefit obligation was 7.75% in 1997 and 8.00% in 1996. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 6.5%, declining to 4.5% over a period of 5 years and continuing at 4.5% thereafter. A one-percentage-point change in the assumed healthcare cost trend rate would have changed the 1997 accumulated postretirement benefit obligation by $32 and postretirement benefit expense by $5.

Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at August 3, 1997 and July 28, 1996.


8. TAXES ON EARNINGS
The provision for income taxes consists of the following:

                                      1997      1996      1995
--------------------------------------------------------------
Income taxes:
Currently payable
   Federal                          $  352    $  275    $  208
   State                                35        36        28
   Non-U.S.                             31        52        68
--------------------------------------------------------------
                                       418       363       304
--------------------------------------------------------------
Deferred
   Federal                             (33)       22        33
   State                                 3         4         5
   Non-U.S.                              6         6         2
--------------------------------------------------------------
                                       (24)       32        40
--------------------------------------------------------------
                                    $  394    $  395    $  344
==============================================================
Earnings before income taxes:
United States                       $  968    $  986    $  840
Non-U.S.                               139       211       202
--------------------------------------------------------------
                                    $1,107    $1,197    $1,042
==============================================================


The following is a reconciliation of effective income tax rates with the U.S. Federal statutory income tax rate:

                                        1997      1996      1995
----------------------------------------------------------------
Federal statutory income tax rate       35.0%     35.0%     35.0%
State income taxes
   (net of Federal tax benefit)          2.2       2.2       2.1
Nondeductible divestiture and
   restructuring charges                 1.6     --        --
Non-U.S. earnings taxed at other
   than Federal statutory rate           (.8)      (.8)      (.2)
Tax loss carryforwards                   (.4)     (1.9)     (3.0)
Other                                   (2.0)     (1.5)      (.9)
----------------------------------------------------------------
Effective income tax rate               35.6%     33.0%     33.0%
==============================================================


Deferred tax liabilities and assets are comprised of the following:

                                           AUGUST 3,  July 28,
                                                1997      1996
--------------------------------------------------------------
Depreciation                                    $185      $198
Pensions                                         110       112
Other                                            167       148
--------------------------------------------------------------
Deferred tax liabilities                         462       458
--------------------------------------------------------------
Benefits and compensation                        224       196
Restructuring accruals                            41       --
Tax loss carryforwards                            35        49
Other                                             50        64
--------------------------------------------------------------
Gross deferred tax assets                        350       309
Deferred tax asset valuation allowance           (35)      (49)
--------------------------------------------------------------
Net deferred tax assets                          315       260
--------------------------------------------------------------
Net deferred tax liability                      $147      $198
==============================================================

For income tax purposes, subsidiaries of the company have tax loss carryforwards of approximately $85 of which $3 relate to periods prior to acquisition of the subsidiaries by the company. Of these carryforwards, $54 expire through 2009 and $31 may be carried forward indefinitely. The current statutory tax rates in these countries range from 31% to 57%.

Income taxes have not been accrued on undistributed earnings of non-U.S. subsidiaries of $451 which are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (million dollars)

9. ACCOUNTS RECEIVABLE

                                                1997      1996
--------------------------------------------------------------
Customers                                       $598      $579
Allowances for
   cash discounts and bad debts                  (23)      (24)
--------------------------------------------------------------
                                                 575       555
Other                                             58        63
--------------------------------------------------------------
                                                $633      $618
==============================================================


10. INVENTORIES

                                                1997      1996
--------------------------------------------------------------
Raw materials, containers and supplies          $300      $323
Finished products                                471       461
--------------------------------------------------------------
                                                 771       784
Less: Adjustment to LIFO basis                     9        45
--------------------------------------------------------------
                                                $762      $739
==============================================================


Inventories for which the LIFO method of determining cost is used represented approximately 64% of consolidated inventories in 1997 and 63% in 1996.


11. OTHER CURRENT ASSETS

                                                1997      1996
--------------------------------------------------------------
Prepaid pensions                                $ 25      $ 23
Notes receivable                                 --         73
Deferred taxes                                   104        76
Other                                             33        55
--------------------------------------------------------------
                                                $162      $227
==============================================================


12. PLANT ASSETS

                                                1997      1996
--------------------------------------------------------------
Land                                          $   85    $   99
Buildings                                      1,164     1,180
Machinery and equipment                        2,964     2,879
Projects in progress                             214       332
--------------------------------------------------------------
                                               4,427     4,490
Accumulated depreciation                      (1,867)   (1,809)
--------------------------------------------------------------
                                              $2,560    $2,681
==============================================================


Depreciation provided in Costs and expenses was $274 in 1997 and 1996 and $261 in 1995. Approximately $106 of capital expenditures are required to complete projects in progress at August 3, 1997.


13. INTANGIBLE ASSETS

                                                1997      1996
--------------------------------------------------------------
Purchase price in excess of net
   assets of businesses acquired (goodwill)   $1,478    $1,407
Trademarks                                       429       448
Other intangibles                                 41        84
--------------------------------------------------------------
                                               1,948     1,939
Accumulated amortization                        (155)     (131)
--------------------------------------------------------------
                                              $1,793    $1,808
==============================================================


14. OTHER ASSETS

                                                1997      1996
--------------------------------------------------------------
Prepaid pensions                                $312      $309
Investments                                      188       170
Other                                             23        46
--------------------------------------------------------------
                                                $523      $525
==============================================================


15. NOTES PAYABLE AND LONG-TERM DEBT
Notes payable consists of the following:

                                                1997      1996
--------------------------------------------------------------
Commercial paper                              $1,382      $549
9.00% Notes                                      100       --
7.75% Notes                                      --        300
Other                                             24        16
--------------------------------------------------------------
                                              $1,506      $865
==============================================================


Long-term debt consists of the following:

               Fiscal Year
Type             Maturity         Rate         1997       1996
--------------------------------------------------------------
Notes              1998           9.00%          --       $100
Notes              1999           5.50%      $  200        200
Notes              2000           5.76%         150         --
Notes              2001*       5.75%-8.75%      174        100
Notes              2004**         5.63%         100        100
Notes              2007           6.90%         300         --
Debentures         2021           8.88%         200        200
Notes            1999-2010     6.40%-9.00%        9         16
Capital lease
   obligations    Various        Various         20         28
--------------------------------------------------------------
                                             $1,153       $744
==============================================================

 * $50 callable in 1998
** callable in 2001

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (million dollars)


The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $1,307 at August 3, 1997 and $1,099 at July 28, 1996.

The amount of unused lines of credit at August 3, 1997 approximates $3,100, of which $2,500 are unconditional for a period of one to five years.

In 1997, the company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of debt securities at an aggregate initial offering price not to exceed $1,000; as of August 3, 1997, $700 remained unissued.

Principal amounts of long-term debt mature as follows: 1998-$104 (in current liabilities); 1999 - $204; 2000 - $157; 2001 - $178; 2002 - $4 and beyond -
$606.

Future minimum capital lease payments are $39, including implicit interest of $16.


16. OTHER LIABILITIES

                                                            1997            1996
--------------------------------------------------------------------------------
Deferred taxes                                              $251            $274
Minority interests                                            83              90
Deferred compensation                                         66              27
Postemployment benefits                                       18              18
Other                                                         45              56
--------------------------------------------------------------------------------
                                                            $463            $465
================================================================================

17. FINANCIAL INSTRUMENTS

The company utilizes derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency and certain equity-linked employee compensation exposures which exist as part of its ongoing business operations. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed rate debt. The amounts paid or received on hedges related to debt are recognized as an adjustment to interest expense. The notional amounts of interest rate swaps were $250 at August 3, 1997 and $100 at July 28, 1996. The cost to settle the swaps was $4 at August 3, 1997.

The company utilizes foreign currency exchange contracts, including swap and forward contracts, to hedge existing foreign currency exposures. Foreign exchange gains and losses on derivative financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures.

A mix of equity, intercompany debt and local currency borrowing is used to finance foreign operations. Gains and losses, both realized and unrealized, on financial instruments that hedge the company's investments in foreign operations are recognized in the Cumulative translation adjustments account in Shareowners' Equity.

Swap contracts are entered into to hedge exposures relating to certain employee compensation expenses linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's Capital stock. The equity swap contracts mature in 1998. At August 3, 1997, the notional principal amount of the contracts was $74, and the net gain to settle the contracts was $9. Gains or losses are recognized as adjustments to the carrying value of the underlying obligations.

The company also has swap agreements with financial institutions which cover both foreign currency and interest rates. The notional amounts of these swaps were $210 at August 3, 1997 and $125 at July 28, 1996. These agreements hedge currency exposures arising from strategies which replaced certain local currency borrowings with lower cost U.S. dollar financing. The cost to settle the swaps was $2 at August 3, 1997.

At August 3, 1997, the company also had contracts to purchase or sell approximately $263 in foreign currency versus $133 at July 28, 1996. The contracts are primarily for Canadian and European currencies and have maturities through 1998.

The company is exposed to credit loss in the event of nonperformance by the counterparties in swap and forward contracts. The company minimizes its credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (million dollars)


The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable, and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 15, and derivative financial instruments, is based on quoted market prices.


18. SHAREOWNERS' EQUITY

On February 11, 1997 the company's Board of Directors authorized a two-for-one stock split effective for shareowners of record on February 24, 1997. The number of authorized shares was increased to 560 million from 280 million. All references to the number of shares reflect the stock split. Preferred stock is issuable in one or more classes, with or without par as may be authorized by the Board of Directors.

The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for awards up to an aggregate of 25 million shares of Capital stock. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period.

The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation." Had the fair value based accounting provisions of SFAS 123 been adopted, the effect on earnings and earnings per share in 1997 and 1996 would not be significant.

As of August 3, 1997, 13.7 million shares were available for grant under the long-term incentive plan. Restricted shares granted are as follows:

(thousands of shares)                           1997          1996          1995
--------------------------------------------------------------------------------
Restricted Shares
Granted                                          804            84           966
================================================================================

Information about stock options and related activity is as follows:

                                Weighted            Weighted            Weighted
                                 Average             Average             Average
                                Exercise            Exercise            Exercise
(options in thousands)   1997      Price     1996      Price     1995      Price
--------------------------------------------------------------------------------
Stock Option Plans
Beginning of year      22,098     $22.53   19,312     $15.20   19,830     $12.63
Granted                 2,644      48.02    6,594      34.63    2,752      24.60
Exercised              (3,428)     16.10   (3,428)     14.13   (2,996)     11.68
Terminated             (1,248)     24.45     (380)     20.32     (274)     19.82
--------------------------------------------------------------------------------
End of year            20,066     $26.94   22,098     $22.53   19,312     $15.20
================================================================================
Exercisable
   at end of year      13,040              12,782              13,722
================================================================================

(options in thousands)        Options Outstanding            Exercisable Options
--------------------------------------------------------------------------------
                                   Weighted
                                    Average     Weighted                Weighted
Range of                          Remaining      Average                 Average
Exercise                        Contractual     Exercise                Exercise
Prices                 Shares          Life        Price     Shares        Price
--------------------------------------------------------------------------------
$ 7.59-$14.95           3,671          2.81       $13.07      3,671       $13.07
$17.69-$34.84          13,765          7.37       $26.60      9,369       $20.31
$38.06-$48.31           2,630          9.90       $48.10         --           --
--------------------------------------------------------------------------------
                       20,066                                13,040
================================================================================

All net earnings per share data is based on the weighted average shares outstanding during the applicable periods. The potential dilution from the exercise of stock options is not material.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128) -- "Earnings per Share." The standard requires new earnings per share calculations and dual presentation of "basic" and "diluted" earnings per share. The company will adopt SFAS 128 in the second quarter of 1998. Basic earnings per share will approximate earnings per share as currently reported and diluted earnings per share will give effect to the issuance of stock options. The adoption of SFAS 128 is not expected to have a material effect on the company's earnings per share.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (million dollars)


19. STATEMENTS OF CASH FLOWS

                                                1997          1996          1995
--------------------------------------------------------------------------------
Interest paid, net of
   amounts capitalized                          $167          $127          $102
Interest received                               $  8          $  6          $ 10
Income taxes paid                               $392          $353          $290


20. QUARTERLY DATA (UNAUDITED)

                                                      1997
                                   First       Second       Third        Fourth
--------------------------------------------------------------------------------
Net sales                         $2,052       $2,317       $1,870       $1,725
Cost of products sold              1,112        1,227        1,030          936
Net earnings                          88          276          157          192
Per share
   Net earnings                      .17          .58          .34          .42
   Dividends                       .1725        .1925        .1925        .1925
Market price
   High                            42.13        42.44        49.50        52.81
   Low                             32.00        39.38        40.31        45.00

                                                      1996
                                   First       Second       Third        Fourth
--------------------------------------------------------------------------------
Net sales                         $1,990       $2,217       $1,831       $1,640
Cost of products sold              1,143        1,245        1,061          914
Net earnings                         219          258          145          180
Per share
   Net earnings                      .44          .52          .29          .36
   Dividends                        .155        .1725        .1725        .1725
Market price
   High                            26.94        31.25        33.69        35.38
   Low                             22.13        25.44        28.00        29.75


21. SUBSEQUENT EVENTS

In September 1997, the company announced its intention to spin off certain specialty foods business to its shareowners as an independent publicly-held company. The new company will include Swanson frozen foods, Vlasic pickles, and certain European and Argentine businesses. The company expects to complete the spinoff in 1998, subject to various regulatory approvals, the receipt of a ruling from the Internal Revenue Service that the spinoff will be a tax-free transaction to shareowners and final approval from the company's Board of Directors.

Also in September 1997, the company agreed to finance a proposal by Arnotts to acquire its outstanding shares held by minority shareholders. It is expected that this transaction would increase the company's ownership of Arnotts to 100%. The estimated financing is approximately $300 and Arnotts expects to complete the transaction in the second quarter of 1998.

                              REPORT OF MANAGEMENT


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


/s/ Dale F. Morrison       /s/ Basil L. Anderson           /s/ Gerald S. Lord

Dale F. Morrison           Basil L. Anderson               Gerald S. Lord
President and Chief        Executive Vice President        Vice President
Executive Officer          and Chief Financial Officer     -- Controller
September 8, 1997


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareowners and Directors of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 3, 1997 and July 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 3, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Thirty South Seventeenth Street, Philadelphia, Pennsylvania 19103
September 8, 1997

                        ELEVEN-YEAR REVIEW - CONSOLIDATED
                      (millions, except per share amounts)


Fiscal Year                                   1997(a)    1996     1995     1994
--------------------------------------------------------------------------------
Summary of Operations
   Net sales                                $7,964    $7,678    $7,250   $6,664
   Earnings before interest and taxes        1,266     1,317     1,147    1,027
   Earnings before taxes                     1,107     1,197     1,042      963
   Earnings before cumulative effect of
     accounting changes                        713       802       698      630
   Net earnings                                713       802       698      630
     Percent of sales                          9.0%     10.4%      9.6%     9.4%
     Return on average shareowners' equity    34.3%     30.8%     31.3%    34.1%
   Cash margin (f)                            22.8%     21.6%     20.1%    19.6%

Financial Position
   Operating working capital (g)            $  357    $  382    $  456   $  599
   Plant assets - net                        2,560     2,681     2,584    2,401
   Total assets                              6,459     6,632     6,315    4,992
   Total debt                                2,659     1,609     1,722      994
   Shareowners' equity                       1,420     2,742     2,468    1,989

Per Share Data
   Earnings before cumulative effect of
     accounting changes                     $ 1.51    $ 1.61    $ 1.40   $ 1.26
   Net earnings                               1.51      1.61      1.40     1.26
   Dividends declared                          .75       .67       .61      .55
   Shareowners' equity                        3.01      5.51      4.96     3.97

Other Statistics
   Salaries, wages, pensions, etc.          $1,566    $1,592    $1,611   $1,460
   Capital expenditures                        331       416       391      421
   Number of shareowners (in thousands)         49        43        43       43
   Weighted average shares outstanding         472       498       498      501
================================================================================

(a) 1997 includes pre-tax restructuring charge of $216 million; $160 million after taxes or $.34 per share.

(b) 1993 includes pre-tax divestiture and restructuring charges of $353 million; $300 million after taxes or $.60 per share. 1993 also includes the cumulative effect of changes in accounting of $249 million or $.50 per share.

(c) 1990 includes pre-tax divestiture and restructuring charges of $339 million; $302 million after taxes or $.58 per share.

(d) 1989 includes pre-tax restructuring charges of $343 million; $261 million after taxes or $.51 per share.

(e) 1988 includes pre-tax restructuring charges of $49 million; $29 million after taxes or $.06 per share. 1988 also includes the cumulative effect of a change in accounting for income taxes of $32 million or $.07 per share.

(f) Cash margin equals earnings before interest and taxes plus translation, depreciation, amortization, minority interest expense and divestiture and restructuring charges divided by net sales.

(g) Operating working capital equals current assets minus current liabilities (excluding notes receivable, notes payable, dividend payable and divestiture and restructuring reserves).

Fiscal Year                                    1993(b)     1992      1991      1990(c)     1989(d)     1988(e)     1987
-----------------------------------------------------------------------------------------------------------------------
Summary of Operations
   Net sales                                 $6,577      $6,263    $6,204    $6,206      $5,672      $4,869      $4,490
   Earnings before interest and taxes           594         886       758       273         162         409         440
   Earnings before taxes                        520         799       667       179         107         389         418
   Earnings before cumulative effect of
     accounting changes                         257         491       402         4          13         242         247
   Net earnings                                   8         491       402         4          13         274         247
     Percent of sales                            .1%        7.8%      6.5%       .1%         .2%        5.6%        5.5%
     Return on average shareowners' equity       .4%       25.7%     23.0%       .3%         .7%       15.1%       15.1%
   Cash margin (f)                             18.7%       17.6%     15.6%     13.2%       12.8%       13.3%       13.2%

Financial Position
   Operating working capital (g)             $  614      $  586    $  660    $  819      $  799      $  660      $  838
   Plant assets - net                         2,265       1,966     1,790     1,718       1,541       1,509       1,349
   Total assets                               4,898       4,354     4,149     4,116       3,932       3,610       3,097
   Total debt                                 1,131         987     1,055     1,008         901         540         474
   Shareowners' equity                        1,704       2,028     1,793     1,692       1,778       1,895       1,736

Per Share Data
   Earnings before cumulative effect of
     accounting changes                      $  .51      $  .97    $  .79    $  .01      $  .03      $  .47      $  .48
   Net earnings                                 .02         .97       .79       .01         .03         .53         .48
   Dividends declared                           .46         .36       .28       .25         .23         .20         .18
   Shareowners' equity                         3.38        4.02      3.53      3.27        3.43        3.66        3.34

Other Statistics
   Salaries, wages, pensions, etc.           $1,371      $1,400    $1,401    $1,423      $1,334      $1,223      $1,137
   Capital expenditures                         371         362       371       397         302         262         328
   Number of shareowners (in thousands)          43          41        38        43          44          43          41
   Weighted average shares outstanding          504         504       508       518         518         518         520
=======================================================================================================================


49