Form 10-K405, Exhibit 13
period 1998-08-02
CAMPBELL SOUP CO
filed 1998-10-09
CIK 16732

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

OVERVIEW - On September 9, 1997, the company announced its intention to spin off the Specialty Foods segment to its shareowners as an independent publicly-traded company. The spin-off, which qualified as a tax-free distribution to U.S. shareowners, was effective March 30, 1998. On this date, shareowners of record as of March 9, 1998, received one share of the common stock of the new company, Vlasic Foods International Inc. ("Vlasic"), for every ten shares of Campbell Soup Company capital stock. In March 1998, the company entered into a revolving credit facility and borrowed $500 million. In connection with the spin-off, the revolving credit facility and outstanding obligation of $500 million were assumed by Vlasic. In addition, the company received approximately $75 million from subsidiaries of Vlasic for repayment of certain advances. The net operating results of Vlasic are reported as Earnings (Loss) from Discontinued Operations and the net assets as of August 3, 1997, are reported as Net Assets of Discontinued Operations.

RESULTS OF CONTINUING OPERATIONS - Comparability of net earnings and earnings per share for the year ended August 2, 1998, was impacted by the fourth quarter 1998 gain on the sale of Delacre, the company's European biscuit business, of approximately $14 million ($9 million after tax or $.02 per share), the third quarter 1998 restructuring charge of $262 million ($193 million after tax or $.42 per share), the cumulative effect of adopting Emerging Issues Task Force consensus ruling on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation" in the second quarter of 1998 ($11 million after tax or $.02 per share), and the first quarter 1997 restructuring charge of $204 million ($152 million after tax or $.31 per share). Excluding these items, the company's net earnings increased 5% and basic and diluted earnings per share increased 9%. Earnings from continuing operations, before these items, increased 11% and basic and diluted earnings per share increased 15% and 16%, respectively.

SALES - Sales in 1998 increased 1% to $6.70 billion from $6.61 billion last year. The growth was due to a 4% increase from volume and new products, 2% from higher selling prices, 1% from acquisitions, offset by a 6% decline due to currency and divestitures. In 1997, sales increased 5% as follows: 3% volume, 3% higher selling prices, 3% acquisitions, offset by a 4% decline due to divestitures. Overall, net sales from ongoing businesses increased 5% in 1998 and 8% in 1997.

An analysis of net sales by segment follows:

                                                                  % Change
                                                               1998/      1997/
(millions)                       1998      1997      1996      1997       1996
                                -------   -------   -------   -------   -------
Soup and Sauces                 $ 4,434   $ 4,171   $ 3,739         6        12
Biscuits and
   Confectionery                  1,522     1,546     1,459        (2)        6
Foodservice                         455       439       418         4         5
Other                               334       520       760       (36)      (32)
Intersegment                        (49)      (62)      (52)
                                -------   -------   -------   -------   -------
                                $ 6,696   $ 6,614   $ 6,324         1         5
                                =======   =======   =======   =======   =======

The Soup and Sauces sales growth in 1998 was led by worldwide wet soup volume growth of 4% including U.S. wet soup volume growth of 1%. In the U.S., Campbell's condensed Chicken Noodle soup, ready-to-serve Chunky soups and Swanson broths all reported strong volume and sales gains in 1998. International wet soup continued to post volume gains in Canada, Germany, Australia and Japan. In addition, Liebig in France, acquired in December 1997, and Erasco, Germany's leading branded soup company, contributed to the sales growth. V8 Splash and Franco-American pasta continued their positive momentum.

         In 1997, Soup and Sauces sales were up significantly due to strong worldwide wet soup unit volume growth. This was evident in the U.S. with volume growth led by Campbell's condensed Chicken Noodle, Tomato and Cream of Mushroom soups, premium soups in glass jars, and Swanson broths. International volume and market share gains were achieved in all countries, and in Germany, Erasco was acquired. New products such as V8 Splash and Franco-American Superiore all-family pastas also contributed to sales growth.

         Biscuits and Confectionery sales declined slightly in 1998 due to the divestiture of Delacre in June and the adverse impact of currency, particularly the weakness of the Australian dollar. Excluding the impact of the Delacre divestiture and currency, sales increased 7%. The increase was driven by Pepperidge Farm Goldfish crackers, Chocolate Chunk Classic cookies and swirl breads. Godiva Chocolatier delivered double-digit sales growth and continued its expansion with new stores in North America and distribution points in Japan. Arnotts Limited ("Arnotts"), before the impact of currency, reported improved sales, reflecting recovering market share from last year's extortion incident discussed below.

         In 1997, Biscuits and Confectionery sales increase was led by Pepperidge Farm Goldfish crackers, Milano cookies and swirl breads. Godiva contributed double-digit sales growth through strong retail sales in the U.S. and continued expansion in Japan. Arnotts' sales were flat compared to the prior year due to an extortion incident in Australia that resulted in a product recall in the second half of 1997 and the comparison to a 56-week year in 1996 which resulted from aligning Arnotts' and Campbell's fiscal year reporting.

         The Foodservice sales increase in 1998 was led by Pace products, Prego entrees and V8 Splash. In addition, Foodservice successfully introduced soup merchandisers into convenience stores and college cafeterias.

         The Foodservice sales increase in 1997 was driven by strong soup sales in the U.S. food service channels, Prego frozen entrees and Pace Mexican sauces, as well as solid gains in Canada.

         In 1998, the company continued its portfolio reconfiguration and divested several non-strategic businesses, including Continental Sweets, a European confectionery and distribution business, Melbourne Mushrooms, an Australian mushroom business and Spring Valley, an Australian beverage business. These divestitures and the impact of the 1997 divestitures led to the decline in sales in Other.

         During 1997 the company divested several non-strategic businesses, including Marie's salad dressings and Beeck-Feinkost chilled German salads. These divestitures and the impact of the 1996 divestitures led to the decline in sales in Other.

GROSS MARGIN - Gross margin, defined as net sales less cost of products sold, increased by $261 million in 1998 and $333 million in 1997. As a percent of sales, gross margin was 51.7% in 1998, and 48.4% and 45.4% in 1997 and 1996, respectively. The increases in 1998 and 1997 were due principally to cost savings generated from global procurement initiatives and continued productivity gains in manufacturing facilities.

MARKETING AND SELLING EXPENSES - Marketing and selling expenses as a percent of sales were 22.7% in 1998, and 20.7% and 19.6% in 1997 and 1996, respectively. In 1998, the increase was primarily attributable to consumer promotion and advertising spending for U.S. wet soup, V8 beverages, Pepperidge Farm Goldfish and Milano cookies and Erasco products. In 1997, the increase was a result of heavy advertising for premium soups in glass jars, Swanson broths and Pepperidge Farm Goldfish and Milano cookies.

GENERAL AND ADMINISTRATIVE EXPENSES - Administrative expenses increased as a percent of sales to 4.5% from 4.1% in 1997. The increase was primarily due to information systems investments and consulting service fees. In 1997, administrative expenses declined as a percent of sales to 4.1% from 4.6% in 1996. The decrease was attributable to streamlining of operations associated with the restructuring program recorded in the first quarter and favorable employee benefits experience.

         Research and development expenses as a percent of sales were unchanged for 1998 and 1997. In 1997, the expenses declined 11% primarily due to head-count reductions associated with the restructuring program.

         Other expenses declined significantly in 1998 due to lower expenses associated with the company's long-term incentive plans and the gain on the sale of Delacre. In 1997, the increase in other expenses was due to the effect of the appreciation in Campbell's share price on the company's long-term incentive plan obligations.

OPERATING EARNINGS - Segment operating earnings in 1998 increased 7% compared to 1997. Excluding the 1998 and 1997 restructuring charges, operating earnings increased 10% in 1998.

An analysis of operating earnings by segment follows:

                                                                % Change
                                                              1998/       1997/
(millions)                   1998       1997       1996       1997        1996
                            -------    -------    -------    -------    -------
Soup and Sauces             $ 1,110    $ 1,001    $   978         11          2
Biscuits and
   Confectionery                206        153        187         35        (18)
Foodservice                      53         59         56        (10)         5
Other                           (86)       (10)        17         --         --
                            -------    -------    -------    -------    -------
                              1,283      1,203      1,238          7         (3)
Corporate                       (35)       (54)       (47)
                            -------    -------    -------    -------    -------
                            $ 1,248    $ 1,149    $ 1,191
                            =======    =======    =======    =======    =======

Contribution to earnings by segment includes the effect of a third quarter 1998 pre-tax restructuring charge of $262 as follows: Soup and Sauces - $135, Biscuits and Confectionery - $25, Foodservice - $4, and Other - $98. Contribution to earnings by segment includes the effect of a first quarter 1997 pre-tax restructuring charge of $204 as follows: Soup and Sauces - $134, Biscuits and Confectionery - $53, and Other - $17.

         Soup and Sauces earnings, excluding the restructuring charges, were up 10% in 1998 due to sales growth in Campbell's condensed Chicken Noodle soup, ready-to-serve Chunky and Simply Home soups and Swanson broths. Our core businesses in the United Kingdom, Continental Europe and Canada reported increased earnings. The Liebig acquisition and V8 Splash and Franco-American pastas and gravies also contributed to the earnings growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         Soup and Sauces earnings, excluding the restructuring charge, were up 16% in 1997 led by sales volume increases in Campbell's condensed Chicken Noodle, Tomato and Cream of Mushroom soups. New product introductions, the Erasco acquisition and continued benefits from manufacturing efficiencies also contributed to the earnings growth.

         Biscuits and Confectionery earnings, excluding the restructuring charges, increased 12% in 1998. Excluding the impact of currency, earnings increased 18% led by Godiva, Pepperidge Farm and Arnotts. Godiva sales growth, Pepperidge Farm swirl breads and Goldfish and Arnotts' market share recovery were the primary components of the growth.

         Biscuits and Confectionery earnings, excluding the restructuring charge, increased 10% in 1997 led by double-digit growth at Pepperidge Farm and Godiva. Pepperidge Farm's Goldfish crackers continued their outstanding performance and Godiva posted record earnings as a result of its strong U.S. and Japanese retail businesses.

         Foodservice earnings, excluding the restructuring charges, declined slightly in 1998 due to investments in soup merchandisers and lower sales of non-soup products.

         In 1997, the Foodservice earnings increase was attributable to strong soup sales in traditional U.S. food service channels and Pace Mexican sauces.

         Earnings in Other, excluding the restructuring charges, improved in 1998 primarily as a result of the decision to discontinue investment in Intelligent Quisine.

         In 1997, earnings in Other, excluding the restructuring charge, declined as a result of the company's continued efforts to reconfigure its business portfolio and the divestiture of several non-strategic businesses.

NON-OPERATING ITEMS - The 1998 interest expense increase of 14% was primarily due to a full year of financing costs associated with the company's 1997 $2.5 billion share repurchase program that commenced in October 1996 with the "Dutch Auction" tender offer. This increase was partially offset by Vlasic's assumption of the revolving credit facility obligation of $500 million in March. In 1997, interest expense increased 33% primarily due to financing costs associated with the company's share repurchase program.

         The effective tax rate was 35.8% compared to 36.0% last year. Excluding the restructuring charges, the effective tax rate was 34.0% in 1998 and 34.4% in 1997. In 1996, the effective tax rate was 33.0%.

DISCONTINUED OPERATIONS - On March 30, 1998, the company completed the spin-off of Vlasic. Accordingly, the company reported the net operating results and net assets as a discontinued operation. The loss from discontinued operations included eight months of Vlasic operations, a third quarter 1998 restructuring charge of $22 million ($.05 per share) and spin-off costs of $38 million ($.08 per share). The restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities. The spin-off costs primarily consist of taxes and legal and advisory services incurred in connection with the transaction. In addition, 1997 earnings from discontinued operations included a first quarter restructuring charge of $8 million ($.01 per share). Earnings from discontinued operations, before restructuring charges and spin-off costs, were $42 million in 1998, $87 million in 1997 and $84 million in 1996.

         Earnings in 1998 were adversely impacted by cattle supply issues in Argentina and competitive difficulties in the German specialty foods business.

RESTRUCTURING CHARGES - During the third quarter 1998, the company recorded a charge included in earnings from continuing operations of $262 million ($193 million after tax or $.42 per share) related to plant and administrative rationalization and portfolio reconfiguration in the U.S., Europe and Australia. As a result, approximately 750 employee positions will be eliminated, primarily due to closure of plant locations and consolidation of administrative functions.

         The charge includes the realignment of soup, sauces and juice production, the rationalization of administrative offices in the U.S., Europe and Australia, the closure of several production facilities and the divestiture of certain non-strategic businesses with annual sales of approximately $170 million, including Fresh Start Bakeries Inc. and Melbourne Mushrooms. The decision to discontinue production at certain facilities was precipitated by analyses of production capacity and the search for cost savings to fund investments for brand growth. The restructuring program is expected to be completed in 1999.

         The restructuring program is expected to require pre-tax cash outflows of approximately $78 million, excluding proceeds from divestitures. Cash charges, the majority of which will be paid in 1999, relate primarily to severance, employee benefit costs and lease termination fees. Proceeds from the divestiture program, net of tax outflows and other cash transaction costs, are expected to result in increases in cash flow in 1999. Cash outflows are not expected to have a material adverse effect on the company's liquidity. The balance of the charge relates to non-cash charges for the expected loss on the disposition of plant assets and divestitures of businesses.

         From this program, the company expects to realize approximately $74 million of ongoing annual pre-tax savings, of which approximately 70% is expected to be generated in 1999. Expected annual savings are not necessarily indicative of future incremental earnings due to management's commitment to fund investments to grow brands and drive volume growth. See Note 5 to the Consolidated Financial Statements for the components of the restructuring reserve and the related activity.

         In the first quarter of 1997, the company recorded a charge included in earnings from continuing operations of $204 million ($152 million after tax or $.31 per share) to cover the costs of a restructuring program. The program was designed to improve operational efficiency by closing various plants, reducing administrative and operational staff functions and divesting non-strategic businesses. The program was completed in the first quarter of 1998. See Note 5 to the Consolidated Financial Statements for further discussion of this program.

LIQUIDITY AND CAPITAL RESOURCES

Strong cash flows from operations, a strong balance sheet and interest coverage demonstrate the company's continued financial strength.

CASH FLOWS FROM OPERATIONS provided $900 million in 1998, compared to $1.0 billion in 1997. This decline is principally due to changes in working capital, including an increase in accounts receivable and spending on restructuring programs. Over the last three years, operating cash flows totaled approximately $3.0 billion. This strong cash generating capability provides the company substantial financial flexibility in meeting operating and investing objectives and in executing the company's ongoing share repurchase program.

CAPITAL EXPENDITURES were $256 million in 1998, consistent with 1997. Capital expenditures are projected to be $325 million in 1999.

ACQUISITIONS in 1998 totaled $478 million and included the Liebig soup business in France for approximately $180 million and the buy-out of Arnotts' minority shareholders for approximately $290 million. These acquisitions were funded through cash generated from operations and short and long-term borrowings.

ASSET SALES in 1998 included the sale of the assets of the company's can-making operations at four of its North American thermal manufacturing plants for approximately $123 million. In conjunction with the transaction, the company entered into a long-term supply agreement with the buyer.

SALES OF BUSINESSES included Delacre, Continental Sweets, Melbourne Mushrooms and Spring Valley.

LONG-TERM BORROWINGS remained relatively consistent with 1997 despite the issuance of $300 million 6.15% notes due December 1, 2002. These borrowings were offset by the maturing of $200 million 5.5% notes and early repayment of certain borrowings at higher than prevailing interest rates. This issuance was the second draw down on the company's $1 billion shelf registration. A balance of $400 million remains available under the shelf registration. The proceeds of these notes were used primarily to repay short-term borrowings.

SHORT-TERM BORROWINGS remained consistent with 1997 primarily due to Vlasic's assumption of the revolving credit facility obligation of $500 million, which substantially offset the incremental borrowings utilized to support the company's 1998 acquisitions.

The company has ample financial resources, including unused lines of credit totaling approximately $2.5 billion, and has ready access to financial markets around the world. The pre-tax interest coverage ratio, before the restructuring charges, was 7.9 for 1998 compared to 7.7 for 1997.

DIVIDEND PAYMENTS increased $17 million or 5% to $367 million in 1998, compared to $350 million in 1997. Dividends declared in 1998 totaled $.823 per share, up from $.750 per share in 1997. The 1998 fourth quarter rate was $.210.

CAPITAL STOCK REPURCHASES totaled 12.5 million shares at a cost of $669 million during 1998, compared to repurchases of 40 million shares at a cost of $1.7 billion in 1997. In 1998, the company substantially completed its 1997 $2.5 billion share repurchase program. Also, the company's Board of Directors approved a new three-year $2.0 billion share repurchase program. By repurchasing shares, the company expects to utilize existing cash and debt capacity to lower its cost of capital and increase returns to shareowners. The company's long-term strategy is to repurchase approximately 2% of its outstanding shares annually.

TOTAL ASSETS declined 9% to $5.6 billion primarily due to the spin-off of Vlasic.

TOTAL LIABILITIES remained consistent with 1997 at approximately $4.8 billion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Inflation

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives including global procurement strategies and managing capital investments in its manufacturing and administrative facilities.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes relating to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which account for approximately 28% of 1998 net sales, are concentrated principally in Germany, France, United Kingdom, Canada and Australia. The company manages its foreign currency exposures by borrowing in various foreign currencies, by utilizing cross-currency swaps and forward contracts and by purchasing foreign currency option contracts. Swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

         The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of August 2, 1998. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 17 and 19 to the Consolidated Financial Statements.

         For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. For these swaps, the variable rates presented are the average forward rates for the term of each contract.

EXPECTED FISCAL YEAR OF MATURITY
(US$ EQUIVALENTS IN MILLIONS)

                                                                        THERE-                  FAIR
                        1999        2000        2001        2003        AFTER       TOTAL       VALUE
                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
DEBT
Fixed rate            $     285   $     150   $     111   $     300   $     608*  $   1,454   $   1,534
Average
   interest rate           4.78%       5.76%       7.02%       6.15%       7.33%       6.40%
                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
Variable rate         $   1,116                                                   $   1,116   $   1,116
Average
   interest rate           5.51%                                                       5.51%
                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
INTEREST RATE SWAPS
Variable to fixed                 $     100(1)                                    $     100   $      (2)
Average pay rate                       8.24%                                           8.24%
Average receive rate                   5.70%                                           5.70%
                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
Fixed to variable                 $     150(2)                                    $     150   $       1
Average pay rate                       4.93%                                           4.93%
Average receive rate                   5.76%                                           5.76%
                      ---------   ---------   ---------   ---------   ---------   ---------   ---------

*$100 callable in 2001

(1) Hedges commercial paper borrowings

(2) Hedges 5.76% notes due 2000

As of August 3, 1997, fixed-rate debt of $1.2 billion was outstanding with an average interest rate of 6.72%, and variable-rate debt of $1.4 billion with an average interest rate of 5.57% was outstanding. The interest rate swaps described above were also outstanding at August 3, 1997.

         The company is exposed to foreign currency exchange risk relating to its international operations, including subsidiary debt which is denominated in currencies other than the functional currency of those businesses. The Cross-Currency Swaps table summarizes the swaps outstanding as of August 2, 1998 which hedge these exposures. The notional amounts of each currency and the related weighted-average forward interest rates are presented in the Cross-Currency Swaps table.

CROSS-CURRENCY SWAPS
(US$ EQUIVALENTS IN MILLIONS)

                                                             INTEREST      NOTIONAL
                                                               RATE          VALUE
                                                               ----          -----
Pay variable GBP                                               8.54%
Receive variable US$                                           6.38%        $ 66

Pay variable DM                                                4.29%
Receive variable US$                                           6.25%        $107

Pay variable FrF                                               4.16%
Receive variable US$                                           6.24%        $110

Pay fixed GBP                                                  7.42%
Receive fixed US$                                              6.02%        $ 85
                                                               ----         ----

The company has additional contracts with a notional value of $37 outstanding at August 2, 1998. The aggregate fair value of the contracts was $1 as of August 2, 1998. All contracts expire in 1999, except the variable French Franc contract which expires in 2003 and the fixed Sterling contract which expires in 2000.

The notional amount and fair value of cross-currency contracts outstanding at August 3, 1997 were $210 and $2, respectively. These contracts expired in 1998.

         The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of particular subsidiaries. The company utilizes foreign currency forward contracts in order to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding with the weighted-average contract exchange rates as of August 2, 1998.

FORWARD EXCHANGE CONTRACTS
(US$ EQUIVALENTS IN MILLIONS)

                                                                         AVERAGE
                                                            CONTRACT    CONTRACTUAL
                                                             AMOUNT    EXCHANGE RATE
                                                             ------    -------------
Receive BEF/Pay US$                                          $  127        36.78
Receive US$/Pay DM                                           $   32         1.77
Receive GBP/Pay BEF                                          $   31        73.43
Receive GBP/Pay DM                                           $   21         2.95
Receive US$/Pay JPY                                          $   14       126.83
Receive FRF/Pay US$                                          $   13         5.92
                                                             ------       ------

The company has an additional $49 in a number of smaller contracts to purchase or sell various other currencies, principally European, as of August 2, 1998. The aggregate fair value of the contracts, which is not material to any individual contract, was $1 as of August 2, 1998. Total forward exchange contracts outstanding as of August 3, 1997 were $263.

         The company has swap contracts outstanding as of August 2, 1998, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. The company pays variable interest rates and under one contract receives the Standard & Poor's 500 Index and under the remaining contract receives the total return on company capital stock. The notional value of the contract which includes the total return on the Standard & Poor's 500 Index was $21 million at August 2, 1998, and $16 million at August 3, 1997. The average forward interest rate applicable to this contract, which expires in 1999, is 5.83% at August 2, 1998. The notional value of the contract which includes the total return on company capital stock was $122 million at August 2, 1998, and $58 million at August 3, 1997. The average forward interest rate applicable to this contract, which expires in 2003, is 6.07% at August 2, 1998. The net cost to settle the contracts was $5 million at August 2, 1998. Gains and losses on the contracts are recognized as adjustments to the carrying value of the underlying obligations.

         The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and market effects and the company's acquisition and divestiture activities.

Year 2000

Historically, certain computer programs were written using two digits rather than four to define the applicable year. Accordingly, the company's software may recognize a date using "00" as 1900 rather than the year 2000, which could result in computer system failures or miscalculations, commonly referred to as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in the company's supply, manufacturing, processing, distribution and financial chains. Incomplete or untimely resolution of the Y2K issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows. To address the Y2K issue, the company has established a Worldwide Year 2000 Business Action Council, led by an Executive Steering Committee of the company's senior management, including representatives of each of the company's business segments and corporate functions, to oversee and regularly review the status of the readiness plan. In

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


addition, the company has established a Worldwide Project Office responsible for the day-to-day oversight and coordination of the Y2K remediation, replacement and testing of business systems. This project office reports to the company's Chief Information Officer.

     The company's plan for addressing the Y2K issue is divided into three major phases: Business Systems Inventory and Assessment, Remediation and Replacement, and Testing.

BUSINESS SYSTEMS INVENTORY AND ASSESSMENT - The internal inventory portion of this phase, which commenced in 1997, was designed to identify internal business systems that were susceptible to system failure or processing errors as a result of the Y2K issue. This phase is substantially complete. Approximately 700 worldwide information technology business systems (IT) have been inventoried and approximately 200 are Y2K compliant and 500 are non-compliant. It has been determined that approximately 400 of the non-compliant systems require remediation and the remaining 100 systems will be retired or replaced. In addition, the company is in the process of completing the inventory and assessment of its non-information technology systems (Non-IT). The remediation and replacement of these systems, which include manufacturing production lines and equipment, elevators, heating, ventilation and air conditioning systems and water treatment systems, are included in the remediation and replacement plan discussed below. As part of this phase, significant service providers, vendors, suppliers, customers and governmental entities that are believed to be critical to business operations after January 1, 2000, are being identified and steps undertaken to ascertain their stage of Y2K readiness through questionnaires, interviews, on-site visits and other available means.

REMEDIATION AND REPLACEMENT - The company has developed and is in the process of implementing its remediation and replacement plan for all affected systems including IT and Non-IT systems. This phase, which commenced in 1998, is approximately 45% complete. The company's plan established priorities for remediation or replacement. The business systems considered most critical to ongoing operations are being given the highest priority. The company has prioritized its business systems into "Mission Critical" and "All Other." "Mission Critical" systems are defined as business systems such as Business Planning and Control Process manufacturing, Sales Order Billing and Warehouse Management systems, that, if shut down or interrupted, could have a material adverse effect on the company's results of operations, financial condition and cash flows. "All Other" systems are defined as business systems such as Data Warehouse and Job Bidding systems that, if shut down or interrupted, may have an adverse impact on the company. The company is utilizing internal and external resources to execute the plan and expects to substantially complete all remediation and replacement of "Mission Critical" systems by second quarter 1999 and "All Other" systems by fourth quarter 1999. The company is on schedule to meet these objectives.

TESTING - This phase is ongoing as systems are remediated and replaced. The company's efforts in this phase include testing by users and determination by appropriate local and Y2K project management that the remediated or replaced systems are Y2K compliant. The company expects to substantially complete testing of "Mission Critical" systems by third quarter 1999 and "All Other" systems by first quarter 2000.

     Because the company's Y2K compliance is dependent upon key third parties also being Y2K compliant on a timely basis, there can be no guarantee that the company's efforts will prevent a material adverse impact on its results of operations, financial condition and cash flows. The possible consequences to the company or its business partners not being fully Y2K compliant include temporary plant closings, delays in the delivery of finished products, delays in the receipt of key ingredients, containers and packaging supplies, invoice and collection errors, and inventory and supply obsolescence. These consequences could have a material adverse impact on the company's results of operations, financial condition and cash flows if the company is unable to conduct its business in the ordinary course. The company believes that its readiness program, including the contingency plans discussed below, should significantly reduce the adverse effect any such disruptions may have.

     The company is developing contingency plans to mitigate the potential disruptions that may result from the Y2K issue. These plans may include identifying and securing alternate suppliers of ingredients, containers, packaging materials and utilities, adjusting manufacturing facility production, shutdown and start-up schedules, stockpiling of finished product inventories and other measures considered appropriate by management. Once developed and approved, contingency plans, and the related cost estimates, will be continually refined, as additional information becomes available.

     The company currently estimates that the aggregate cost of its Y2K efforts will be approximately $50 million, of which $14 million has been incurred to date. These costs, except for capital costs of approximately $4 million, are being expensed as incurred and are being funded through operating cash flows. The company expects to incur Y2K costs of approximately $30-36 million in 1999. A summary of the cost components is as follows:

                                                                  ESTIMATED
                                  CURRENT COST         COSTS       COSTS TO
(MILLIONS)                           ESTIMATES      INCURRED       COMPLETE
----------                           ---------      --------       --------
COMPONENTS
External Consulting                        $27          (12)            $15
Hardware/Software Upgrades                  17           (2)             15
Other                                        6           --               6
                                           ---          ---             ---
                                           $50          (14)            $36
                                           ===          ===             ===


The company believes that such costs will not have a material impact on the company's results of operations, financial condition or cash flows.

RECENT DEVELOPMENTS

In 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This standard is effective for fiscal years beginning after June 15, 1999, and establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is currently assessing the method to be utilized for adoption and the impact of the adoption on the company's financial statements. It is not expected, however, that adoption of this statement will have a material effect on the company's results of operations, financial condition or cash flows.

FORWARD-LOOKING STATEMENTS

This 1998 Annual Report contains certain statements which reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company has tried, wherever possible, to identify these forward looking statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties.

     The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in other Securities and Exchange Commission filings, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation and new advertising;

- the inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

- the company's ability to achieve sales and earnings forecasts which are based on assumptions about sales volume;

- the continuation of the company's successful record of integrating acquisitions into its existing operations and the availability of new acquisition and alliance opportunities that build shareowner wealth;

- the company's ability to achieve its cost savings and capacity utilization objectives;

- the impact of unforeseen economic and political changes in international markets where the company competes such as currency exchange rates, inflation rates, recession, foreign ownership restrictions and other external factors over which the company has no control; and

- the ability of the company and its key service providers, vendors, suppliers, customers and governmental entities to replace, modify or upgrade computer systems in ways that adequately address the Y2K issue. Specific factors that might cause actual results to vary materially from the results anticipated include the ability to identify and correct all relevant computer codes and embedded chips, unanticipated difficulties or delays in the implementation of the company's remediation plans and the ability of third parties to adequately address their own Y2K issues.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook.

CONSOLIDATED STATEMENTS OF EARNINGS
(millions, except per share amounts)

                                                                        1998            1997           1996
                                                                    52 WEEKS        53 weeks       52 weeks
                                                                    -------         -------        -------
NET SALES                                                           $ 6,696         $ 6,614        $ 6,324
                                                                    -------         -------        -------
Costs and expenses
   Cost of products sold                                              3,233           3,412          3,455
   Marketing and selling expenses                                     1,518           1,370          1,242
   Administrative expenses                                              300             271            288
   Research and development expenses                                     71              68             76
   Other expenses (Note 6)                                               64             140             72
   Restructuring charges (Note 5)                                       262             204             --
                                                                    -------         -------        -------
Total costs and expenses                                              5,448           5,465          5,133
                                                                    -------         -------        -------
EARNINGS BEFORE INTEREST AND TAXES                                    1,248           1,149          1,191
Interest expense (Note 7)                                               189             166            125
Interest income                                                          14               8              6
                                                                    -------         -------        -------
Earnings before taxes                                                 1,073             991          1,072
Taxes on earnings (Note 10)                                             384             357            354
                                                                    -------         -------        -------
EARNINGS FROM CONTINUING OPERATIONS                                     689             634            718
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (NOTE 2)                   (18)             79             84
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NOTE 3)            (11)             --             --
                                                                    -------         -------        -------
NET EARNINGS                                                        $   660         $   713        $   802
                                                                    =======         =======        =======

PER SHARE - BASIC
Earnings from continuing operations                                  $ 1.52          $ 1.34         $ 1.44
Earnings (loss) from discontinued operations                           (.04)            .17            .17
Cumulative effect of change in accounting principle                    (.02)             --             --
                                                                    -------         -------        -------
NET EARNINGS                                                         $ 1.46          $ 1.51         $ 1.61
                                                                    =======         =======        =======

Weighted average shares outstanding - basic                             454             472            498
                                                                    =======         =======        =======

PER SHARE - ASSUMING DILUTION
Earnings from continuing operations                                 $  1.50         $  1.33        $  1.43
Earnings (loss) from discontinued operations                           (.04)            .16            .16
Cumulative effect of change in accounting principle                    (.02)             --             --
                                                                    -------         -------        -------
NET EARNINGS                                                        $  1.44         $  1.49        $  1.59
                                                                    =======         =======        =======

Weighted average shares outstanding - assuming dilution                 460             478            503
                                                                    =======         =======        =======

See accompanying Notes to Consolidated Financial Statements.






CONSOLIDATED BALANCE SHEETS
(millions, except per share amounts)

                                                                                AUGUST 2, 1998   August 3, 1997
                                                                                --------------   --------------
CURRENT ASSETS
Cash and cash equivalents                                                          $    16         $    17
Accounts receivable (Note 11)                                                          656             523
Inventories (Note 12)                                                                  564             598
Other current assets (Note 13)                                                         204             150
                                                                                   -------         -------
Total current assets                                                                 1,440           1,288
                                                                                   -------         -------
PLANT ASSETS, NET OF DEPRECIATION (NOTE 14)                                          1,723           2,044
INTANGIBLE ASSETS, NET OF AMORTIZATION (NOTE 15)                                     1,904           1,710
NET ASSETS OF DISCONTINUED OPERATIONS (NOTE 2)                                          --             632
OTHER ASSETS (NOTE 16)                                                                 566             522
                                                                                   -------         -------
Total assets                                                                       $ 5,633         $ 6,196
                                                                                   =======         =======

CURRENT LIABILITIES
Notes payable (Note 17)                                                            $ 1,401         $ 1,506
Payable to suppliers and others                                                        506             485
Accrued liabilities                                                                    638             553
Dividend payable                                                                        95              88
Accrued income taxes                                                                   163             137
                                                                                   -------         -------
Total current liabilities                                                            2,803           2,769
                                                                                   -------         -------
LONG-TERM DEBT (NOTE 17)                                                             1,169           1,151
NONPENSION POSTRETIREMENT BENEFITS (NOTE 9)                                            405             442
OTHER LIABILITIES (NOTE 18)                                                            382             414
                                                                                   -------         -------
Total liabilities                                                                    4,759           4,776
                                                                                   -------         -------
SHAREOWNERS' EQUITY (NOTE 20)
Preferred stock; authorized 40 shares; none issued                                      --              --
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares               20              20
Capital surplus                                                                        395             338
Earnings retained in the business                                                    3,706           3,571
Capital stock in treasury, 94 shares in 1998 and 84 shares in 1997, at cost        (3,083)          (2,459)
Cumulative translation adjustments                                                    (164)            (50)
                                                                                   -------         -------
Total shareowners' equity                                                              874           1,420
                                                                                   -------         -------
Total liabilities and shareowners' equity                                          $ 5,633         $ 6,196
                                                                                   =======         =======

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

                                                        1998            1997            1996
                                                       -------         -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings, excluding discontinued operations        $   678         $   634         $   718
Non-cash charges to net earnings
   Cumulative effect of accounting change                   11              --              --
   Restructuring charges                                   262             204              --
   Depreciation and amortization                           261             283             280
   Deferred taxes                                          (21)            (33)             45
   Other, net                                               53              95              57
Changes in working capital
   Accounts receivable                                    (159)            (37)            (21)
   Inventories                                             (29)            (48)            (26)
   Other current assets and liabilities                   (154)            (89)              9
                                                       -------         -------         -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                  902           1,009           1,062
                                                       -------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets                                 (256)           (252)           (357)
Sales of plant assets                                      148              41              29
Businesses acquired                                       (478)           (228)           (186)
Sales of businesses                                        200             207              77
Other, net                                                  (5)              4            (120)
                                                       -------         -------         -------
NET CASH USED IN INVESTING ACTIVITIES                     (391)           (228)           (557)
                                                       -------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings                                       305             524             230
Repayments of long-term borrowings                         (36)            (21)            (43)
Short-term borrowings                                    1,847           1,306             268
Repayments of short-term borrowings                     (2,187)           (779)           (566)
Dividends paid                                            (367)           (350)           (338)
Treasury stock purchases                                  (669)         (1,696)           (244)
Treasury stock issuances                                   102             106              64
                                                       -------         -------         -------
NET CASH USED IN FINANCING ACTIVITIES                   (1,005)           (910)           (629)
                                                       -------         -------         -------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS               511             105              93
                                                       -------         -------         -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (18)             13               8
                                                       -------         -------         -------
NET CHANGE IN CASH AND CASH EQUIVALENTS                     (1)            (11)            (23)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR               17              28              51
                                                       -------         -------         -------
CASH AND CASH EQUIVALENTS - END OF YEAR                $    16         $    17         $    28
                                                       =======         =======         =======

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(millions, except per share amounts)

                                                        Capital stock
                                          -----------------------------------------               Earnings                 Total
                                               Issued                In treasury                  retained   Cumulative    share-
                                          ----------------        ----------------     Capital      in the   translation   owners'
                                          Shares    Amount        Shares    Amount     surplus    business   adjustments   equity
                                          ------    ------        ------    ------     -------    --------   -----------   ------
Balance at July 30, 1995                   542     $    20         (44)    $  (550)    $   165    $ 2,755     $    78     $ 2,468
                                           ---     -------         ---     -------     -------    -------     -------     -------
Net earnings                                                                                          802                     802
Dividends ($.673 per share)                                                                          (346)                   (346)
Treasury stock purchased                                            (8)       (244)                                          (244)
Treasury stock issued under
   management incentive and
   stock option plans                                                4          15          63                                 78
Translation adjustments                                                                                           (16)        (16)
                                           ---     -------         ---     -------     -------    -------     -------     -------
Balance at July 28, 1996                   542          20         (48)       (779)        228      3,211          62       2,742
                                           ---     -------         ---     -------     -------    -------     -------     -------
Net earnings                                                                                          713                     713
Dividends ($.750 per share)                                                                          (353)                   (353)
Treasury stock purchased                                           (40)     (1,696)                                        (1,696)
Treasury stock issued under
   management incentive and
   stock option plans                                                4          16         110                                126
Translation adjustments                                                                                          (112)       (112)
                                           ---     -------         ---     -------     -------    -------     -------     -------
Balance at August 3, 1997                  542          20         (84)     (2,459)        338      3,571         (50)      1,420
                                           ---     -------         ---     -------     -------    -------     -------     -------
NET EARNINGS                                                                                          660                     660
DIVIDENDS ($.823 PER SHARE)                                                                          (375)                   (375)
TREASURY STOCK PURCHASED                                           (13)       (669)                                          (669)
TREASURY STOCK ISSUED UNDER
   MANAGEMENT INCENTIVE AND
   STOCK OPTION PLANS                                                3          45          57                                102
TRANSLATION ADJUSTMENTS                                                                                          (114)       (114)
SPIN-OFF OF SPECIALTY FOODS SEGMENT                                                                  (150)                   (150)
                                           ---     -------         ---     -------     -------    -------     -------     -------
BALANCE AT AUGUST 2, 1998                  542     $    20         (94)    $(3,083)    $   395    $ 3,706     $  (164)    $   874
                                           ===     =======         ===     =======     =======    =======     =======     =======


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(million dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

FOREIGN CURRENCY - Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and revenues and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in Shareowners' Equity.

FISCAL YEAR - The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 1998 and 1996, and 53 weeks in 1997.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

INVENTORIES - Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

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

INTANGIBLE ASSETS - Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

ASSET VALUATION - The company periodically reviews the recoverability of plant assets and intangibles based principally on an analysis of cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS - The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rate, foreign currency exchange rates and equity-linked employee benefit obligations. The differential to be paid or received on interest rate swaps is recognized as an adjustment to interest expense. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately recognized in earnings. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in earnings or as adjustments of carrying amounts when the hedged transaction occurs.

USE OF ESTIMATES - Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS - Prior year financial statements and footnotes have been reclassified to conform to the current year presentation, including classifying the Specialty Foods segment as a discontinued operation. See also Note 2.

NEW ACCOUNTING STANDARDS - In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." In 1998, SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," was issued. These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on the company's results of operations, financial condition or cash flows.

2. DISCONTINUED OPERATIONS

On September 9, 1997, the company announced its intention to spin-off the Specialty Foods segment to its shareowners as an independent publicly-traded company. The Specialty Foods segment was comprised of Vlasic pickles, Swanson frozen foods, and certain European, Argentine and U.S. businesses. The spin-off, which qualified as a tax-free distribution to U.S. shareholders, was effective March 30, 1998. On this date, shareowners of record as of March 9, 1998 received one share of common stock of the new company, Vlasic Foods International Inc. ("Vlasic"), for every ten shares of Campbell Soup Company capital stock.

     In March 1998, the company entered into a revolving credit facility and borrowed $500. In connection with the spin-off, the revolving credit facility and outstanding obligation of $500 were assumed by Vlasic. In addition, the company received approximately $75 from subsidiaries of Vlasic for repayment of certain advances.

     Results of discontinued operations were as follows:

                                             1998(1)      1997         1996
---------------------------------------------------------------------------
Net sales                                    $809       $1,352       $1,354
===========================================================================
Earnings before taxes                          41          116          125
Taxes on earnings                              21           37           41
---------------------------------------------------------------------------
Earnings from operations                       20           79           84
Spin-off costs                                 38           --           --
---------------------------------------------------------------------------
Earnings (loss) from
   discontinued operations                   $(18)      $   79       $   84
===========================================================================

(1)Represents the eight-month period ended March 29, 1998.

Earnings (loss) from discontinued operations do not include an allocation of interest expense. Spin-off costs primarily consist of taxes and legal and advisory services incurred in connection with the transaction. The earnings
(loss) from discontinued operations includes the after-tax effect of a third quarter 1998 restructuring charge of $22 and first quarter 1997 after-tax restructuring charge of $8. The 1998 restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities. The 1997 program was designed to improve operational efficiency by closing various pickle facilities and reducing operational positions from the worldwide workforce. The restructuring charge includes cash charges primarily related to severance and employee benefit costs and non-cash charges for losses on the disposition of plant assets.

     The net assets of the Specialty Foods segment are reflected as Net Assets of Discontinued Operations in the consolidated balance sheet as of August 3, 1997, and are comprised of the following:

                                                                       1997
---------------------------------------------------------------------------
Current assets                                                         $295
Plant assets, net                                                       516
Other non-current assets                                                 84
Current liabilities                                                    (212)
Non-current liabilities                                                 (51)
---------------------------------------------------------------------------
Net assets of discontinued operations                                  $632
===========================================================================

3. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In the second quarter 1998, the company adopted the provisions of the Emerging Issues Task Force consensus ruling on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The unamortized balance of previously capitalized business process reengineering costs was written off as a cumulative effect of change in accounting principle of $11 or $.02 per share, net of an income tax benefit of approximately $7.

4. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

The company operates in three business segments: Soup and Sauces, Biscuits and Confectionery, and Foodservice. The segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels.

     The Soup and Sauces segment includes the worldwide soup businesses, Prego spaghetti sauces, Pace Mexican sauces, Franco-American pastas and gravies, Swanson broths, and V8 beverages. The Biscuits and Confectionery segment includes the Godiva Chocolatier, Pepperidge Farm, Arnotts Limited and Delacre businesses. The Delacre business was sold in June 1998. Foodservice represents products, including Campbell's soups and Campbell's Specialty Kitchen entrees, which are distributed to the food service and home meal replacement markets. See
Note 2 regarding the Specialty Foods segment, which has been reclassified as a discontinued operation.

     Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance based on earnings before interest and taxes, excluding certain non-recurring charges. Transfers between segments are recorded at cost plus markup or at market. Foodservice products are principally produced by the tangible assets of the company's other segments. Accordingly, plant assets have not been allocated to the Foodservice segment. Depreciation and amortization is allocated to Foodservice based on budgeted production hours.

Notes to Consolidated Financial Statements
(million dollars)

BUSINESS SEGMENTS

                                              Biscuits &                                Corporate
                                Soup &         Confec-        Food-                      & Elimi-
1998                            Sauces         tionery       service      Other(1)       nations(2)        Total
----------------------------------------------------------------------------------------------------------------
NET SALES                       $4,434          1,522          455           334            (49)          $6,696
EARNINGS BEFORE
   INTEREST AND TAXES(3)        $1,110            206           53           (86)           (35)          $1,248
DEPRECIATION AND
   AMORTIZATION                 $  132             86           11            15             17           $  261
CAPITAL EXPENDITURES            $  135             87           --            14             20           $  256
SEGMENT ASSETS                  $3,105          1,419          202           191            716           $5,633
----------------------------------------------------------------------------------------------------------------

(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred taxes and pension accounts.

(3) Contributions to earnings before interest and taxes by segment include the effects of a third quarter restructuring charge of $262 as follows: Soup and Sauces - $135, Biscuits and Confectionery - $25, Foodservice - $4, and
    Other - $98.


                                              Biscuits &                                 Corporate
                                Soup &         Confec-        Food-                      & Elimi-
1997                            Sauces         tionery       service       Other(1)      nations(2)        Total
----------------------------------------------------------------------------------------------------------------
Net sales                       $4,171          1,546          439           520            (62)          $6,614
Earnings before
   interest and taxes(3)        $1,001            153           59           (10)           (54)          $1,149
Depreciation and
   amortization                 $  133            102           11            18             19           $  283
Capital expenditures            $  103             90           --            22             37           $  252
Segment assets(4)               $2,790          1,523          230           392            629           $5,564
----------------------------------------------------------------------------------------------------------------

(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred taxes and pension accounts.

(3) Contributions to earnings before interest and taxes by segment include the effects of a first quarter restructuring charge of $204 as follows: Soup and Sauces - $134, Biscuits and Confectionery - $53, and Other - $17.

(4) Segment assets exclude net assets of discontinued operations of $632.

                                             Biscuits &                              Corporate
                               Soup &         Confec-        Food-                    & Elimi-
1996                           Sauces         tionery       service      Other(1)     nations(2)        Total
-------------------------------------------------------------------------------------------------------------
Net sales                      $3,739          1,459          418          760           (52)          $6,324
Earnings before
   interest and taxes          $  978            187           56           17           (47)          $1,191
Depreciation and
   amortization                $  122             91           11           37            19           $  280
Capital expenditures           $  151            155           --           17            34           $  357
Segment assets(3)              $2,567          1,648          228          488           778           $5,709
-------------------------------------------------------------------------------------------------------------

(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred taxes and pension accounts.

(3) Segment assets exclude net assets of discontinued operations of $659.

GEOGRAPHIC AREA INFORMATION
The following presents information about operations in different geographic areas:

                                               1998              1997              1996
---------------------------------------------------------------------------------------
Net sales
   United States                            $ 4,850           $ 4,623           $ 4,475
   Europe                                       859               895               817
   Australia/Asia Pacific                       627               613               614
   Other countries                              417               612               526
   Adjustments and eliminations                 (57)             (129)             (108)
---------------------------------------------------------------------------------------
Consolidated                                $ 6,696           $ 6,614           $ 6,324
=======================================================================================

                                               1998              1997              1996
---------------------------------------------------------------------------------------
Earnings before interest and taxes
   United States                            $ 1,124           $ 1,062           $ 1,035
   Europe                                        36                39                55
   Australia/Asia Pacific                        50                26                76
   Other countries                               73                76                72
---------------------------------------------------------------------------------------
Segment earnings before
   interest and taxes                         1,283             1,203             1,238
Unallocated corporate expenses                  (35)              (54)              (47)
---------------------------------------------------------------------------------------
Consolidated                                $ 1,248           $ 1,149           $ 1,191
=======================================================================================

                                               1998              1997              1996
---------------------------------------------------------------------------------------
Identifiable assets
   United States                            $ 3,091           $ 2,830           $ 2,918
   Europe                                       408               655               604
   Australia/Asia Pacific                       925               919               980
   Other countries                              493               531               429
   Corporate                                    716               629               778
   Net assets of discontinued
     operations                                  --               632               659
---------------------------------------------------------------------------------------
Consolidated                                $ 5,633           $ 6,196           $ 6,368
=======================================================================================

     Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic area. The 1998 restructuring charge of $262 is allocated to geographic areas as follows: United States - $200, Europe - $36, Australia/Asia Pacific - $21, and Other - $5. The 1997 restructuring charge of $204 is allocated to geographic areas as follows: United States - $158, Europe - $11, Australia/Asia Pacific - $33 and Other - $2.

5. RESTRUCTURING PROGRAM

A restructuring charge included in earnings from continuing operations of $262 ($193 after tax or $.42 per share) was recorded in the third quarter 1998 to cover the costs of a restructuring and divestiture program approved in March 1998 by the company's Board of Directors. This charge relates to the rationalization of certain U.S., European and Australian production and administrative facilities and anticipated losses on the divestitures of non-strategic businesses with annual sales of approximately $170, including Fresh Start Bakeries and Melbourne Mushrooms. The restructuring program includes the elimination of approximately 750 employee positions.

     The restructuring charge includes approximately $78 in cash charges primarily related to severance, employee benefit costs and lease termination fees. The balance of the restructuring charge relates to non-cash charges for estimated losses on the disposition of plant assets and divestitures of businesses. The company expects to complete the restructuring and divestiture program in 1999. A summary of the original reserve and related activity is as follows:

                                  Original
                                   Reserve      Activity        BALANCE
-----------------------------------------------------------------------
Losses on asset dispositions
   and divestitures                   $209          $(58)          $151
Severance and benefits                  41            (9)            32
Other                                   12            (2)            10
-----------------------------------------------------------------------
Total                                 $262          $(69)          $193
=======================================================================

See Note 2 for the restructuring charge recorded by the Specialty Foods segment during the third quarter 1998, which is included in Earnings (Loss) from Discontinued Operations.

     A restructuring charge of $204 ($152 after tax or $.31 per share) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. This program was designed to improve operational efficiency by closing various plants, reducing administrative and operational staff functions and divesting non-strategic businesses. The program was completed in the first quarter 1998.

     The restructuring charge included approximately $108 in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge is related to non-cash charges for estimated losses on the disposition of plant assets and business divestitures.

6. OTHER EXPENSES

                                                1998         1997        1996
-----------------------------------------------------------------------------
Stock price related incentive programs           $27        $  71         $28
Amortization of intangible and
   other assets                                   53           51          49
Minority interests                                 6            7          17
Other, net                                       (22)          11         (22)
-----------------------------------------------------------------------------
                                                 $64         $140         $72
=============================================================================

7. INTEREST EXPENSE

                                                1998         1997        1996
-----------------------------------------------------------------------------
Interest expense                                $194         $177        $136
Less: Interest capitalized                         5           11          11
-----------------------------------------------------------------------------
                                                $189         $166        $125
=============================================================================

8. ACQUISITIONS

During 1998, 1997 and 1996 the company made several acquisitions. Acquisitions were accounted for using the purchase method of accounting, and accordingly, results of operations of the acquired companies are included in the consolidated financial statements from the dates the acquisitions were consummated. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                            1998           1997           1996
--------------------------------------------------------------
Working capital             $ 32          $   4           $  4
Fixed assets                  19             53             16
Intangibles                  360            159            152
Other assets                  --             19             --
Other liabilities             --             (7)            --
Minority interests            67             --             14
--------------------------------------------------------------
                            $478          $ 228           $186
==============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(million dollars)


      During 1998, the company acquired the Liebig soup business in France for approximately $180. Aggregate annual sales are approximately $75. Also in 1998, Arnotts Limited ("Arnotts") purchased the remaining outstanding ordinary shares held by its minority shareholders for an aggregate purchase price of approximately $290. Prior to the transaction, the company owned approximately 70% of Arnotts. The allocation of the purchase price of the acquisitions is preliminary and may be modified as additional financial information becomes available.

      During 1997, the company acquired the Erasco Group of companies, Germany's leading soup company. In addition, Arnotts acquired the assets of Kettle Chip Company located in Sydney, Australia.

      During 1996, the company acquired the Homepride sauce business, the United Kingdom's leading cooking sauce brand, and the Cheong Chan soup and sauce business in Asia. The company also increased its share ownership in Arnotts to 70%.

      Based on unaudited data, net sales for 1998 and 1997 would have increased by approximately $30 and $105, respectively, had the acquisitions occurred at the beginning of 1997. Pro forma financial information would not have had a material effect on net earnings and earnings per share in 1998 and 1997.

9. PENSION PLANS AND RETIREMENT BENEFITS

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

      Pension (income) expense included the following:

                                             1998         1997         1996
                                            -----        -----        -----
Benefits earned during the year             $  31        $  27        $  27
Interest cost                                  94           83           78
Net amortization and deferrals                  6          270           37
Less: Return on plan assets                  (135)        (369)        (127)
                                            -----        -----        -----
                                               (4)          11           15
Other pension expense                           2            5            3
                                            -----        -----        -----
Consolidated pension (income) expense       $  (2)       $  16        $  18
                                            =====        =====        =====


Weighted average rates for principal actuarial assumptions were:

                                                  1998        1997        1996
                                                  ----        ----        ----
Discount rate                                     7.00%       7.70%       8.00%
Long-term rate of compensation increase           4.50%       5.00%       5.00%
Long-term rate of return on plan assets          10.25%       9.70%       9.50%

The funded status of the plans was as follows:

                                                             1998         1997
                                                           -------      -------
Actuarial present value of benefit obligations:
Vested                                                     $(1,173)     $(1,105)
Non-vested                                                     (51)         (43)
                                                           -------      -------
Accumulated benefit obligation                              (1,224)      (1,148)
Effect of projected future salary increases                   (108)        (130)
                                                           -------      -------
Projected benefit obligation                                (1,332)      (1,278)
Plan assets at market value                                  1,674        1,675
                                                           -------      -------
Plan assets in excess of projected benefit obligation          342          397
Unrecognized net gain                                          (37)         (92)
Unrecognized prior service cost                                 63           70
Unrecognized net assets at transition                           (6)         (38)
                                                           -------      -------
Prepaid pension expense                                    $   362      $   337
                                                           =======      =======


Pension coverage for employees of certain non-U.S. subsidiaries is provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

SAVINGS PLANS - The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. In 1998, 1997 and 1996, the company increased its contribution to 60% because earnings goals were achieved. Amounts charged to Costs and expenses were $13 in 1998, $14 in 1997 and $13 in 1996.

RETIREE BENEFITS - The company provides postretirement benefits including healthcare and life insurance to substantially all retired U.S. employees and their dependents. Employees who have 10 years of service after the age of 45 and retire from the company are eligible to participate in the postretirement benefit plans.

Postretirement benefit expense included the following:

                                                   1998        1997        1996
                                                   ----        ----        ----
Benefits earned during the year                    $ 11        $ 10        $ 13
Interest cost                                        22          17          19
Net amortization and deferrals                      (15)        (14)         (2)
                                                   ----        ----        ----
Postretirement benefit expense                     $ 18        $ 13        $ 30
                                                   ====        ====        ====


                                                                 1998       1997
                                                                 ----       ----
Actuarial present value of benefit obligations:
Retirees                                                         $219       $194
Fully eligible active plan participants                            45         47
Other active plan participants                                     49         60
                                                                 ----       ----
Accumulated benefit obligation                                    313        301
Unrecognized prior service cost                                    16         20
Unrecognized net gain                                              95        140
                                                                 ----       ----
Accrued postretirement benefit liability                         $424       $461
                                                                 ====       ====


The discount rate used to determine the accumulated postretirement benefit obligation was 7.00% in 1998 and 7.75% in 1997. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 6%, declining to 4.5% over a period of 4 years and continuing at 4.5% thereafter. A one-percentage-point change in the assumed healthcare cost trend rate would have changed the 1998 accumulated postretirement benefit obligation by $33 and postretirement benefit expense by $5.

      Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

      The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at August 2, 1998 and August 3, 1997.

10. TAXES ON EARNINGS

The provision for income taxes on earnings from continuing operations consists of the following:

                                              1998           1997          1996
                                             ------         ------        ------
Income taxes:
Currently payable
  Federal                                    $  311         $  330        $  234
  State                                          44             32            30
  Non-U.S                                        50             28            45
                                             ------         ------        ------
                                                405            390           309
                                             ------         ------        ------
Deferred
  Federal                                        (1)           (40)           32
  State                                          (7)             2             6
  Non-U.S                                       (13)             5             7
                                             ------         ------        ------
                                                (21)           (33)           45
                                             ------         ------        ------
                                             $  384         $  357        $  354
                                             ======         ======        ======

Earnings from continuing
  operations before income taxes:
United States                                $  980         $  882        $  900
Non-U.S                                          93            109           172
                                             ------         ------        ------
                                             $1,073         $  991        $1,072
                                             ======         ======        ======


The following is a reconciliation of effective income tax rates on continuing operations with the U.S. federal statutory income tax rate:

                                                    1998        1997        1996
                                                    ----        ----        ----
Federal statutory income tax rate                   35.0%       35.0%       35.0%
State income taxes (net of federal
  tax benefit)                                       2.0         2.2         2.3
Nondeductible divestiture and
  restructuring charges                              1.8         1.6        --
Non-U.S. earnings taxed at other than
  federal statutory rate                             (.4)        (.7)        (.8)
Tax loss carryforwards                               (.8)        (.1)       (1.8)
Other                                               (1.8)       (2.0)       (1.7)
                                                    ----        ----        ----
Effective income tax rate                           35.8%       36.0%       33.0%
                                                    ====        ====        ====


Deferred tax liabilities and assets are comprised of the following:

                                                             1998          1997
                                                            -----         -----
Depreciation                                                $ 142         $ 154
Pensions                                                      112           110
Other                                                         185           154
                                                            -----         -----
Deferred tax liabilities                                      439           418
                                                            -----         -----
Benefits and compensation                                     209           218
Restructuring accruals                                         50            37
Tax loss carryforwards                                         15            22
Other                                                          71            46
                                                            -----         -----
Gross deferred tax assets                                     345           323
Deferred tax asset valuation allowance                        (15)          (22)
                                                            -----         -----
Net deferred tax assets                                       330           301
                                                            -----         -----
Net deferred tax liability                                  $ 109         $ 117
                                                            =====         =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(million dollars)


      For income tax purposes, subsidiaries of the company have tax loss carryforwards of approximately $34 of which $2 relate to periods prior to acquisition of the subsidiaries by the company. Of these carryforwards, $29 expire through 2011 and $5 may be carried forward indefinitely. The current statutory tax rates in these countries range from 31% to 58%.

      Income taxes have not been accrued on undistributed earnings of non-U.S. subsidiaries of $426 which are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.

11. ACCOUNTS RECEIVABLE

                                                              1998         1997
                                                             -----        -----
Customers                                                    $ 569        $ 499
Allowances for cash discounts and bad debts                    (11)         (18)
                                                             -----        -----
                                                               558          481
Other                                                           98           42
                                                             -----        -----
                                                             $ 656        $ 523
                                                             =====        =====


12. INVENTORIES

                                                               1998         1997
                                                               ----         ----
Raw materials, containers and supplies                         $205         $258
Finished products                                               359          340
                                                               ----         ----
                                                               $564         $598
                                                               ====         ====


Approximately 69% of inventory in 1998 and 65% in 1997 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at August 2, 1998 and August 3, 1997.

13. OTHER CURRENT ASSETS

                                                           1998             1997
                                                           ----             ----
Prepaid pensions                                           $ 18             $ 25
Deferred taxes                                              137               97
Other                                                        49               28
                                                           ----             ----
                                                           $204             $150
                                                           ====             ====


14. PLANT ASSETS

                                                        1998              1997
                                                      -------           -------
Land                                                  $    54           $    65
Buildings                                                 816               873
Machinery and equipment                                 2,124             2,454
Projects in progress                                      166               170
                                                      -------           -------
                                                        3,160             3,562
Accumulated depreciation                               (1,437)           (1,518)
                                                      -------           -------
                                                      $ 1,723           $ 2,044
                                                      =======           =======


Depreciation expense provided in Costs and expenses was $208 in 1998, $232 in 1997 and $231 in 1996. Approximately $150 of capital expenditures are required to complete projects in progress at August 2, 1998.

15. INTANGIBLE ASSETS

                                                            1998          1997
                                                          -------       -------
Purchase price in excess of net
  assets of businesses acquired (goodwill)                $ 1,667       $ 1,424
Trademarks                                                    412           415
Other intangibles                                               4             4
                                                          -------       -------
                                                            2,083         1,843
Accumulated amortization                                     (179)         (133)
                                                          -------       -------
                                                          $ 1,904       $ 1,710
                                                          =======       =======


16. OTHER ASSETS

                                                           1998             1997
                                                           ----             ----
Prepaid pensions                                           $344             $312
Investments                                                 200              188
Other                                                        22               22
                                                           ----             ----
                                                           $566             $522
                                                           ====             ====


17. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consists of the following:

                                                            1998           1997
                                                           ------         ------
Commercial paper                                           $  859         $1,382
Current portion of Long-term Debt:
  9.0% Notes                                                   --            100
  5.5% Notes                                                  200             --
5.3% Variable-rate bank borrowings                            240             --
Other                                                         102             24
                                                           ------         ------
                                                           $1,401         $1,506
                                                           ======         ======

      The weighted average interest rate for commercial paper was 5.58% and 5.57% at August 2, 1998 and August 3, 1997, respectively.

      Long-term Debt consists of the following:

TYPE             FISCAL YEAR MATURITY      RATE           1998         1997
----             --------------------   ----------       ------       ------
Notes                    1999              5.50%         $   --       $  200
Notes                    2000              5.76%            150          150
Notes                    2001*          5.75%-8.75%         111          174
Notes                    2003              6.15%            300           --
Notes                    2004**            5.63%            100          100
Notes                    2007              6.90%            300          300
Debentures               2021              8.88%            200          200
Notes                 1999-2010         6.40%-9.00%           8            7
Capital lease
  obligations          Various            Various            --           20
                       -------            -------        ------       ------
                                                         $1,169       $1,151
                       =======            =======        ======       ======


*  $50 callable in 1998
** callable in 2001

The fair value of the company's long-term debt, including the current portion of long-term debt in Notes payable, was $1,449 at August 2, 1998 and $1,305 at August 3, 1997.

      The company had $2,500 unused lines of credit available at August 2, 1998, which are unconditional for a period of one to five years.

      In 1997, the company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of debt securities at an aggregate initial offering price not to exceed $1,000. As of August 2, 1998, $400 remained unissued.

      Principal amounts of long-term debt mature as follows: 1999 - $200 (in current liabilities); 2000 - $150; 2001 - $111; 2003 - $300 and beyond - $608.

18. OTHER LIABILITIES

                                                            1998            1997
                                                            ----            ----
Deferred taxes                                              $246            $214
Minority interests                                             4              83
Deferred compensation                                         92              58
Postemployment benefits                                       18              14
Other                                                         22              45
                                                            ----            ----
                                                            $382            $414
                                                            ====            ====


19. FINANCIAL INSTRUMENTS

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

      The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed-rate debt. The swaps mature in fiscal 2000. With these instruments, $100 of variable-rate debt is converted to fixed (8.24%) and $150 of fixed-rate debt (5.76%) is converted to variable. The differential to be paid or received on interest rate swaps is recognized as an adjustment to interest expense. The notional amounts of interest rate swaps were $250 at August 2, 1998 and August 3, 1997. The swaps had a fair value of $1 at August 2, 1998.

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

      Swap contracts are utilized to hedge exposures relating to certain employee compensation expenses linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The equity swap contracts have maturities in 1999 and 2003. At August 2, 1998, the notional principal amount of the contracts was $143, and the net cost to settle the contracts was $5. Gains or losses are recognized as adjustments to the carrying value of the underlying obligations.

      The company also has swap agreements with financial institutions which cover both foreign currency and interest rates. The notional amounts of these swaps were $405 at August 2, 1998 and $210 at August 3, 1997. The swaps mature as follows: $210 in 1999, $85 in

Notes to Consolidated Financial Statements
(Million Dollars)


2000 and $110 in 2003. These agreements hedge currency exposures, principally European, arising from strategies which replaced certain local currency borrowings with lower cost U.S. dollar financing. The fair value of the swaps was $1 at August 2, 1998.

      At August 2, 1998, the company also had contracts to purchase or sell approximately $287 in foreign currency versus $263 at August 3, 1997. The contracts are primarily for Japanese and European currencies and have maturities through 1999. The fair value of the contracts was $1 at August 2, 1998.

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

      The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 17, and derivative financial instruments is based on quoted market prices.

      In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This standard, effective for fiscal years beginning after June 15, 1999, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is currently assessing the method to be utilized for adoption and the impact of the adoption on the company's financial statements. It is not expected, however, that adoption of this statement will have a material effect on the company's results of operations, financial condition or cash flows.

20. SHAREOWNERS' EQUITY

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

      The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had the fair value based accounting provisions of SFAS No. 123 been adopted, the effect on earnings and earnings per share in 1998, 1997 and 1996 would not have been significant.

      As of August 2, 1998, nine million shares were available for grant under the long-term incentive plan. Restricted shares granted are as follows:

(Thousands of Shares)                        1998            1997           1996
                                             ----            ----           ----
RESTRICTED SHARES
Granted                                       127             804            84
                                             ====            ====           ====


Information about stock options and related activity is as follows:

                                 Weighted             Weighted             Weighted
                                  Average              Average              Average
                                 Exercise             Exercise             Exercise
(Options in Thousands)    1998      Price      1997      Price      1996      Price
                        ------   --------    ------   --------    ------   --------
STOCK OPTION PLANS
Beginning of year       20,066     $26.94    22,098     $22.53    19,312     $15.20
Granted                  2,303      54.38     2,644      48.02     6,594      34.63
Exercised               (3,272)     17.99    (3,428)     16.10    (3,428)     14.13
Terminated              (2,212)     33.04    (1,248)     24.45      (380)     20.32
Spin-off related
  modification(1)        1,481         --        --         --        --         --
                        ------     ------    ------     ------    ------     ------
End of year             18,366     $28.72    20,066     $26.94    22,098     $22.53
                        ======     ======    ======     ======    ======     ======
Exercisable at end
  of year               13,123               13,040               12,782
                        ======               ======               ======


(1) When the Specialty Foods segment was spun off, the number and exercise price of options outstanding were adjusted to preserve the economic value of the options that existed prior to the spin-off.

(Options in Thousands)

                           STOCK OPTIONS OUTSTANDING    EXERCISABLE OPTIONS
                           -------------------------    -------------------
                              Weighted
                               Average    Weighted                 Weighted
Range of                     Remaining     Average                  Average
Exercise                   Contractual    Exercise                 Exercise
Prices            Shares          Life       Price     Shares         Price
--------          ------   -----------    --------     ------      --------
$ 6.98 -$14.77     2,523          1.86      $12.52      2,523        $12.52
$15.28 -$34.72    11,461          6.06      $24.62      9,847        $23.48
$34.96 -$56.50     4,382          9.28      $49.03        753        $44.18
--------------    ------          ----      ------     ------        ------
                  18,366                               13,123
                  ======                               ======


The company adopted the provisions of SFAS No. 128, "Earnings per Share," as of the second quarter 1998. SFAS No. 128 revised the standards for computation and presentation of earnings per share ("EPS"), requiring the presentation of both basic EPS and EPS assuming dilution. Basic EPS is calculated using the weighted average shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Prior periods have been restated to conform to the provisions of SFAS No. 128. For the periods presented in the Consolidated Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive.

21. STATEMENTS OF CASH FLOWS

                                                        1998      1997      1996
                                                        ----      ----      ----
Interest paid, net of amounts capitalized               $187      $165      $126
Interest received                                       $ 15      $  7      $  6
Income taxes paid                                       $370      $364      $313
                                                        ----      ----      ----

22. QUARTERLY DATA (UNAUDITED)

                                                        1998
                                     FIRST       SECOND       THIRD       FOURTH
                                    -------      ------      ------       ------
NET SALES                           $ 1,813      $2,012      $1,572       $1,299
COST OF PRODUCTS SOLD                   893         955         775          610
EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS                 252         291         (36)         182
EARNINGS (LOSS) FROM
  DISCONTINUED OPERATIONS                16          20         (54)          --
NET EARNINGS (LOSS)(1)                  268         300         (90)         182
PER SHARE - BASIC
  EARNINGS (LOSS) FROM
   CONTINUING OPERATIONS                .55         .64        (.08)         .40
  EARNINGS (LOSS) FROM
   DISCONTINUED OPERATIONS              .03         .04        (.12)          --
  NET EARNINGS (LOSS)(1)                .58         .66        (.20)         .40
  DIVIDENDS                           .1925         .21         .21          .21
PER SHARE - ASSUMING DILUTION
  EARNINGS (LOSS) FROM
   CONTINUING OPERATIONS                .54         .63        (.08)         .40
  EARNINGS (LOSS) FROM
   DISCONTINUED OPERATIONS              .03         .04        (.12)          --
  NET EARNINGS (LOSS)(1)                .57         .65        (.20)         .40

MARKET PRICE(2)
  HIGH                                55.44       59.44       62.88        57.13
  LOW                                 46.00       51.81       48.13        51.50
                                    -------      ------      ------       ------

                                                      1997
                                    First      Second       Third        Fourth
                                   ------      ------      ------        ------
Net sales                          $1,734      $1,977      $1,541        $1,362
Cost of products sold                 901         997         809           705
Earnings from continuing
  operations                           80         257         142           155
Earnings from discontinued
  operations                            8          19          15            37
Net earnings                           88         276         157           192
Per share - basic
  Earnings from continuing
   operations                         .16         .55         .31           .34
  Earnings from discontinued
   operations                         .02         .04         .03           .08
  Net earnings                        .18         .59         .34           .42
  Dividends                         .1725       .1925       .1925         .1925
Per share - assuming dilution
  Earnings from continuing
   operations                         .16         .54         .30           .33
  Earnings from discontinued
   operations                         .02         .04         .03           .08
  Net earnings                        .18         .58         .33           .41

Market price(2)
  High                              42.13       42.44       49.50         52.81
  Low                               32.00       39.38       40.31         45.00
                                   ------      ------      ------        ------

(1) Net earnings in the second quarter include the cumulative effect of a change in accounting principle of $11 or $.02 per share (see Note 3).

(2) Stock prices on or before March 30, 1998 are not adjusted to reflect the spin-off (see Note 2).

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

      The report of PricewaterhouseCoopers LLP, the company's independent accountants, covering their audit of the financial statements, is included in this Annual Report. Their independent audit of the company's financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards.

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


/s/ Dale F. Morrison
Dale F. Morrison
President and Chief Executive Officer



/s/ Basil L. Anderson
Basil L. Anderson
Executive Vice President and Chief Financial Officer



/s/ Gerald S. Lord
Gerald S. Lord
Vice President - Controller
September 3, 1998


REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareowners and Directors of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 2, 1998 and August 3, 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 2, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
September 3, 1998

FIVE-YEAR REVIEW - CONSOLIDATED
(MILLIONS, EXCEPT PER SHARE AMOUNTS)


FISCAL YEAR                                                 1998(1)     1997(2)    1996      1995      1994
                                                            -------     ------    ------    ------    ------
SUMMARY OF OPERATIONS
  Net sales                                                 $ 6,696     $6,614    $6,324    $5,881    $5,495
  Earnings before interest and taxes                          1,248      1,149     1,191     1,039       947
  Earnings before taxes                                       1,073        991     1,072       936       884
  Earnings from continuing operations                           689        634       718       627       578
  Earnings (loss) from discontinued operations                  (18)        79        84        71        52
  Net earnings                                                  660        713       802       698       630
  Cash margin(3)                                               26.5%      24.8%     23.5%     22.3%     21.6%

FINANCIAL POSITION
  Net assets of discontinued operations                     $    --     $  632    $  659    $  697    $  615
  Plant assets - net                                          1,723      2,044     2,179     2,093     1,938
  Total assets                                                5,633      6,196     6,368     6,088     4,752
  Total debt                                                  2,570      2,657     1,606     1,719       981
  Shareowners' equity                                           874      1,420     2,742     2,468     1,989

PER SHARE DATA
  Earnings from continuing operations - basic               $  1.52     $ 1.34    $ 1.44    $ 1.26    $ 1.15
  Earnings from continuing operations - assuming dilution      1.50       1.33      1.43      1.25      1.14
  Net earnings - basic                                         1.46       1.51      1.61      1.40      1.26
  Net earnings - assuming dilution                             1.44       1.49      1.59      1.39      1.24
  Dividends declared                                           .823        .75       .67       .61       .55

OTHER STATISTICS
  Capital expenditures                                      $   256     $  252    $  357    $  340    $  354
  Number of shareowners (in thousands)                           51         49        43        43        43
  Weighted average shares outstanding                           454        472       498       498       501
  Weighted average shares outstanding - assuming dilution       460        478       503       503       507
                                                            =======     ======    ======    ======    ======


(1) 1998 earnings from continuing operations include a pre-tax restructuring charge of $262; $193 after tax or $.42 per share (basic and assuming dilution). Net earnings include the cumulative effect of a change in accounting for business process reengineering costs of $11 or $.02 per share.

(2) 1997 earnings from continuing operations include a pre-tax restructuring charge of $204; $152 after tax or $.31 per share (basic and assuming dilution).

(3) Cash margin equals earnings before interest and taxes plus translation, depreciation, amortization, minority interest expense and restructuring charges divided by net sales.

The company spun off the Specialty Foods segment in 1998 and accounted for it as a discontinued operation (see Note 2 to the Consolidated Financial Statements). All information has been reclassified accordingly. All share and per share data reflect a 1997 two-for-one stock split.