Form 10-K405, Exhibit 13
period 1999-08-01
CAMPBELL SOUP CO
filed 1999-10-12
CIK 16732

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

OVERVIEW

The results for 1999 include a fourth quarter pre-tax restructuring charge of $36 million, net of a $5 million reversal of a prior period restructuring charge ($27 million after tax or $.06 per share). (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) In addition, results for 1999 were impacted by fourth quarter pre-tax non-recurring costs of $22 million ($15 million after tax or $.03 per share). The non-recurring costs related to the restructuring program, unusual costs of terminated acquisition studies and expenses associated with the previously announced supply chain initiatives.

   Earnings from continuing operations in 1998 were impacted by a pre-tax restructuring charge of $262 million ($193 million after tax or $.42 per share) and a fourth quarter pre-tax gain of $14 million ($9 million after tax or $.02 per share) on the sale of Delacre, the company's European biscuit business.

   Excluding the impact of the restructuring charges, earnings from continuing operations declined 15% and earnings per share from continuing operations declined 12%. Excluding both the restructuring and non-recurring items, earnings from continuing operations declined 9% per share. The decline in earnings is primarily due to lower shipments of U.S. condensed soup as a result of the elimination of quarter-end promotions and increased marketing spending to support new business development and increased competitive activities.


   Net earnings in 1998 include a loss from discontinued operations ($18 million or $.04 per share), and the cumulative effect of adopting Emerging Issues Task Force consensus ruling on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation" ($11 million or $.02 per share).

SALES

Sales in 1999 declined 4% to $6.42 billion from $6.70 billion. The decline was attributed to a 6% decrease due to divestitures, 1% due to currency, offset by a 2% increase from higher selling prices and 1% growth from acquisitions. Sales in 1998 increased 1% as follows: 4% increase from volume and new products, 2% from higher selling prices, 1% from acquisitions, offset by a 6% decline due to currency and divestitures.

An analysis of net sales by segment follows:

                                                                  % Change
                                                              1999/       1998/
(millions)            1999         1998         1997           1998        1997
--------------------------------------------------------------------------------
Soup and Sauces     $ 4,423      $ 4,427      $ 4,171           --            6
Biscuits and
  Confectionery       1,430        1,522        1,546           (6)          (2)
Away From Home          507          453          439           12            3
Other                   126          343          520          (63)         (34)
Intersegment            (62)         (49)         (62)          --           --
--------------------------------------------------------------------------------
                    $ 6,424      $ 6,696      $ 6,614           (4)           1
================================================================================

Soup and Sauces remained flat versus 1998. Sales were impacted by a 4% decline in worldwide wet soup volume driven by an 8% decline in U.S. wet soup volume resulting from the elimination of quarter-end promotions. This decline was partially offset by strong consumer demand for ready to serve Chunky soups and Swanson broths. International soup volume increased 7%, primarily due to the fiscal 1998 acquisition of Liebig in France. Beverages, driven by V8 Splash, continued to deliver strong sales growth in 1999. U.S. sauces and prepared food sales were down versus the prior year.

   The Soup and Sauces sales growth in 1998 was led by worldwide wet soup volume growth of 4%, including U.S. wet soup volume growth of 1%. In the U.S., Campbell's condensed Chicken Noodle soup, ready to serve Chunky soups and Swanson broths all reported strong volume and sales gains in 1998. V8 Splash was successfully launched in the U.S. International wet soup continued to post volume gains in Canada, Germany, Australia and Japan. Liebig in France, acquired in December 1997, and Erasco also contributed to the sales growth.

   Biscuits and Confectionery reported a decline in sales compared to 1998 primarily due to the divestiture of Delacre in June 1998. Excluding the impact of divestitures and currency, sales increased 6% led by Godiva Chocolatier with expansion of new retail outlets in North America, Japan, and Europe. Arnotts in Australia reported sales growth due to increased sales of higher value products.

   Biscuits and Confectionery sales declined slightly in 1998 due to the divestiture of Delacre in June and the adverse impact of currency, particularly the weakness of the Australian dollar. Excluding the impact of the Delacre divestiture and currency, sales increased 7%. The increase was driven by Pepperidge Farm Goldfish crackers, Chocolate Chunk cookies and Swirl breads. Godiva Chocolatier

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

delivered double-digit sales growth and continued its expansion with new stores in North America and new distribution points in Japan. Arnotts, before the impact of currency, reported improved sales, reflecting recovering market share from 1997.

   Away From Home reported a 12% increase in sales in 1999 due in part to the acquisition of the Stockpot premium refrigerated soup brand in the first quarter of the year.

   The Away From Home sales increase in 1998 was led by Pace products, Prego entrees and V8 Splash. In addition, Away From Home successfully introduced soup merchandisers into convenience stores and college cafeterias.

   The decline in sales from Other was attributed to the full-year impact of the 1998 portfolio reconfiguration and the impact of the recent divestiture of Fresh Start Bakeries, Inc.

   In 1998, the company continued its portfolio reconfiguration and divested several non-strategic businesses, including Continental Sweets, a European confectionery and distribution business, Melbourne Mushrooms, an Australian mushroom business, and Spring Valley, an Australian beverage business. These divestitures and the impact of the 1997 divestitures led to the sales decline in Other.

GROSS MARGIN

Gross margin, defined as net sales less cost of products sold, decreased by $89 million in 1999 due to lower sales. As a percent of sales, gross margin was 52.5% in 1999, 51.7% in 1998, and 48.4% in 1997. The increases in gross margin percentage in 1999 and 1998 were due principally to cost savings generated from global procurement initiatives, continued productivity gains in manufacturing facilities, and the favorable impact of the portfolio reconfiguration strategy.

MARKETING AND SELLING EXPENSES

Marketing and selling expenses as a percent of sales were 25.4% in 1999, 22.7% in 1998, and 20.7% in 1997. The increase in 1999 was driven by consumer and trade promotion for V8 Splash, Chunky soup and Pepperidge Farm products and the growth in retail stores in the Godiva business. The increase in 1998 was primarily attributable to consumer promotion and advertising spending for U.S. wet soup, V8 beverages, Pepperidge Farm Goldfish and Milano cookies and Erasco products.

GENERAL AND ADMINISTRATIVE EXPENSES

Administrative expenses increased as a percent of sales to 4.7% from 4.5% in 1998. The increase was primarily due to investments in information systems, including costs associated with addressing the Year 2000 issue. In 1998, administrative expenses increased as a percent of sales to 4.5% from 4.1% in 1997 due to investments in information systems and consulting service fees.

   Research and development expenses as a percent of sales remain unchanged.

   Other expenses remained flat with 1998 as a result of higher amortization expense offset by lower incentive compensation costs and the non-recurring gain on the divestiture recorded in 1998. Other expenses declined significantly in 1998 from 1997 due to lower expenses associated with the company's long-term incentive plans and the gain on the divestiture of Delacre.

OPERATING EARNINGS

Segment operating earnings in 1999 increased 5% compared to 1998. Excluding the 1999 and 1998 restructuring charges of $36 million and $262 million, respectively, operating earnings decreased 10% in 1999.

An analysis of operating earnings by segment follows:

                                                                   % Change
                                                               1999/       1998/
(millions)           1999(1)      1998(2)      1997(3)          1998        1997
--------------------------------------------------------------------------------
Soup and Sauces     $ 1,082      $ 1,109      $ 1,001           (2)          11
Biscuits and
  Confectionery         215          206          153            4           35
Away From Home           57           53           59            8          (10)
Other                    (5)         (85)         (10)          --           --
--------------------------------------------------------------------------------
                      1,349        1,283        1,203            5            7
--------------------------------------------------------------------------------
Corporate               (79)         (35)         (54)
--------------------------------------------------------------------------------
                    $ 1,270      $ 1,248      $ 1,149
================================================================================

(1) Contributions to earnings by segment include the effect of a fourth quarter 1999 pre-tax restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: Soup and Sauces - $22, Biscuits and Confectionery - $1, and Other - $13.

(2) Contributions to earnings by segment include the effect of a third quarter 1998 pre-tax restructuring charge of $262 as follows: Soup and Sauces - $135, Biscuits and Confectionery - $25, Away From Home - $4, and Other - $98.

(3) Contributions to earnings by segment include the effect of a first quarter 1997 pre-tax restructuring charge of $204 as follows: Soup and Sauces - $134, Biscuits and Confectionery - $53, and Other - $17.

Earnings from Soup and Sauces, excluding the restructuring charges, were down 11% in 1999, due to lower U.S. condensed soup shipments, increased marketing spending behind new business development, and weakness in sauces and prepared food categories.

   Earnings from Soup and Sauces, excluding the restructuring charges, were up 10% in 1998 due to sales growth in Campbell's condensed Chicken Noodle soup, ready to serve Chunky and Simply Home soups and Swanson broths. Our core businesses in Europe and Canada reported increased earnings. The Liebig acquisition, V8 Splash and Franco-American pastas and gravies also contributed to the earnings growth.

   In 1999, earnings from Biscuits and Confectionery, excluding the restructuring charges, were down 6% primarily due to increased marketing spending at Pepperidge Farm driven by the competitive environment in the cheese cracker category.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   In 1998, earnings from Biscuits and Confectionery increased 12% compared to fiscal 1997, excluding the restructuring charges. Excluding the impact of currency, earnings increased 18% led by Godiva, Pepperidge Farm and Arnotts. Godiva sales growth, Pepperidge Farm Swirl breads and Goldfish and Arnotts' market share recovery were the primary components of the growth.

    Earnings from Away From Home remained flat versus 1998, excluding the restructuring charges. The increase in sales was offset by costs associated with supply chain initiatives and the expansion of Campbell branded products beyond traditional markets.

   Excluding the restructuring charges, earnings from Away From Home declined slightly in 1998 due to investments in soup merchandisers and lower sales of non-soup products.

   Earnings from Other, excluding restructuring charges, declined 38% in 1999 due to the divestitures of several non-strategic businesses in 1998. Earnings improved in 1998, excluding the restructuring charges, primarily as a result of the decision to discontinue investment in Intelligent Quisine.

   The increase in corporate expenses in 1999 was primarily attributed to increases in unallocated general and administrative costs including Y2K expenses and other information system investments, and the costs of terminated acquisition studies. In 1998, corporate expenses were partially offset by a gain on divestiture.

NON-OPERATING ITEMS

Interest expense declined 3% in 1999 primarily due to lower interest rates. The increase in interest expense of 14% from 1997 to 1998 was primarily due to a full year of financing costs associated with the company's $2.5 billion share repurchase program that commenced in October 1996 with the "Dutch Auction" tender offer. This increase was partially offset by Vlasic Foods International Inc.'s assumption of the revolving credit facility obligation of $500 million in March 1998 in connection with the spin-off.

   The effective tax rate was 34% compared to 35.8% last year. Excluding the restructuring charges, the effective tax rate was 33.7% in 1999 and 34% in 1998. The 1999 rate was favorably impacted by a federal tax refund recorded during the year. In 1997, the effective tax rate was 36% as reported and 34.4% excluding the restructuring charge.

DISCONTINUED OPERATIONS

On March 30, 1998, the company completed the spin-off of its Specialty Foods segment to its shareowners as an independent publicly traded company (Vlasic Foods International Inc.). Accordingly, the company reported the net operating results and net assets as a discontinued operation. The 1998 loss from discontinued operations included eight months of operations, a third quarter 1998 restructuring charge of $22 million ($.05 per share) and spin-off costs of $38 million ($.08 per share). The restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities. The spin-off costs primarily consisted of taxes and legal and advisory services incurred in connection with the transaction. In addition, 1997 earnings from discontinued operations included a first quarter restructuring charge of $8 million ($.01 per share). Earnings from discontinued operations, before restructuring charges and spin-off costs, were $42 million in 1998, and $86 million in 1997. Earnings in 1998 were adversely impacted by cattle supply issues in Argentina and competitive difficulties in the German specialty foods business. See Note 3 to the Consolidated Financial Statements for further discussion of discontinued operations.

RESTRUCTURING CHARGES

A restructuring charge included in earnings from continuing operations of $41 million ($30 million after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge relates to the streamlining of certain North American and European production and administrative facilities and the anticipated cost of a divestiture of a non-strategic business with annual sales of approximately $25 million.

   The restructuring charge includes approximately $20 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge includes non-cash charges related to the disposition of plant assets and the divestiture. The company expects to complete the restructuring and divestiture program in 2000. The expected net cash outflows will not have a material impact on the company's liquidity. From this program, the company expects to realize annual pre-tax savings of approximately $21 million.

   A $5 million ($3 million after tax or $.01 per share) reversal of the 1998 restructuring charge was also recorded in the fourth quarter of 1999. The reversal reflects the net impact of changes in estimates and modifications to the original program. The initial charge for the third quarter 1998 program was $262 million ($193 million after tax or $.42 per share). This program was designed to improve operational efficiency by rationalizing certain U.S., European and Australian production and administrative facilities and divesting non-strategic businesses. Remaining spending under this program, which is primarily associated with employee benefit costs, is expected to be completed by the second quarter of 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

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

   See Note 6 to the Consolidated Financial Statements for further discussion of the programs.

LIQUIDITY AND CAPITAL RESOURCES

Strong cash flows from operations, a strong balance sheet and interest coverage demonstrate the company's continued financial strength.

CASH FLOWS FROM OPERATIONS provided $932 million in 1999, compared to $902 million in 1998. Over the last three years, operating cash flows totaled approximately $3 billion. This strong cash generating capability provides the company with substantial financial flexibility in meeting operating and investing objectives and in executing the company's ongoing share repurchase program.

CAPITAL EXPENDITURES were $297 million in 1999, representing an increase of $41 million over 1998. The increase was due to capital costs associated with plant reconfiguration. Capital expenditures are projected to be approximately $320 million in 2000.

ACQUISITIONS of $105 million in 1999 consisted of the Stockpot premium refrigerated soup business, which is predominantly a U.S. food service business. The acquisition was funded through cash generated from operations and short-term and long-term borrowings.

SALE OF BUSINESSES consisted of Fresh Start Bakeries, Inc., which was divested in May 1999.

LONG-TERM BORROWINGS increased in 1999 primarily due to the issuance of $300 million 4.75% notes due October 31, 2003. This issuance was the third draw down on the company's $1 billion shelf registration. The proceeds of these notes were used primarily to repay short-term borrowings. A balance of $100 million remains available under the shelf registration.

SHORT-TERM BORROWINGS increased over 1998 primarily due to funding for the company's share repurchase program. The company has financial resources available, including unconditional lines of credit totaling approximately $1.5 billion, and has ready access to financial markets around the world. The pre-tax interest coverage ratio, before the restructuring charges, was 6.9 for 1999 compared to 7.9 for 1998.

DIVIDEND PAYMENTS increased $19 million or 5% to $386 million in 1999, compared to $367 million in 1998. Dividends declared in 1999 totaled $.885 per share, up from $.823 per share in 1998. The 1999 fourth quarter rate was $.225 per share.

CAPITAL STOCK REPURCHASES totaled 21.8 million shares at a cost of $1.0 billion during 1999, compared to repurchases of 12.5 million shares at a cost of $669 million in 1998. The company's Board of Directors approved a new three-year $2.0 billion share repurchase program in 1998. By repurchasing shares, the company expects to utilize existing cash and debt capacity to lower its cost of capital and increase returns to shareowners. The company's long-term strategy is to repurchase approximately 2% of its outstanding shares annually.

TOTAL ASSETS declined 2% to $5.5 billion primarily due to lower balances of accounts receivable and deferred tax assets in 1999.

TOTAL LIABILITIES increased to $5.3 billion, versus $4.8 billion in 1998 due to higher debt levels.

INFLATION

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies, and managing capital investments in its manufacturing and administrative facilities.

MARKET RISK SENSITIVITY

The principal market risks to which the company is exposed are changes in interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which account for approximately 25% of 1999 net sales, are concentrated principally in Germany, France, the United Kingdom, Canada and Australia. The company manages its foreign currency exposures by borrowing in various foreign

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

currencies, utilizing cross-currency swaps and forward contracts and purchasing foreign currency option contracts. Swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

    The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of August 1, 1999. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 18 and 20 to the Consolidated Financial Statements.

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

EXPECTED FISCAL YEAR OF MATURITY
(US$ equivalents in millions)

                                                                                            There-                Fair
                                   2000       2001        2002        2003        2004       after     Total      Value
------------------------------------------------------------------------------------------------------------------------
DEBT
Fixed rate                       $  157       $115         $12        $300        $400(1)    $503      $1,487     $1,512
Weighted average interest rate     5.74%      6.98%       5.40%       6.15%       4.97%      7.68%       6.36%
------------------------------------------------------------------------------------------------------------------------
Variable rate                    $1,830                                                                $1,830     $1,830
Weighted average interest rate     5.09%                                                                 5.09%
------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS
Variable to fixed                $  100(2)                                                             $  100     $   (2)
Average pay rate                   8.24%                                                                 8.24%
Average receive rate               5.05%                                                                 5.05%
------------------------------------------------------------------------------------------------------------------------
Fixed to variable                $  150(3)                                                             $  150     $    4
Average pay rate                   4.52%                                                                 4.52%
Average receive rate               5.76%                                                                 5.76%
------------------------------------------------------------------------------------------------------------------------

(1)  $100 callable in 2001

(2)  Hedges commercial paper borrowings

(3)  Hedges 5.76% notes due in 2000

As of August 2, 1998, fixed-rate debt of $1.5 billion was outstanding with an average interest rate of 6.40%, and variable-rate debt of $1.1 billion with an average interest rate of 5.51% was outstanding. The interest rate swaps described above were also outstanding at August 2, 1998.

   The company is exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of particular subsidiaries. The company utilizes foreign currency forward purchase and sale contracts in order to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding with the weighted average contract exchange rates as of August 1, 1999.

FORWARD EXCHANGE CONTRACTS
(US$ equivalents in millions)

                                                            Average
                              Contract                  Contractual
                                Amount                Exchange Rate
---------------------------------------------------------------------
Receive Euro/Pay US$            $101                        1.06
Receive GBP/Pay Euro            $ 38                         .67
Receive AUD/Pay US$             $  9                         .65
Receive US$/Pay JPY             $  9                      118.08
Receive GBP/Pay US$             $  7                        1.59
---------------------------------------------------------------------

The company has an additional $13 million in a number of smaller contracts to purchase or sell various other currencies, principally Canadian, as of August 1, 1999. The aggregate fair value of the contracts, which is not material to any individual contract, was ($1) million as of August 1, 1999.

Total forward exchange contracts outstanding as of August 2, 1998 were $287 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The company is also exposed to foreign currency exchange risk related to subsidiary debt which is denominated in currencies other than the functional currency of those businesses. The Cross-Currency Swaps table summarizes the swaps outstanding as of August 1, 1999, which hedge these exposures. The notional amounts of each currency and the related weighted average forward interest rates are presented in the Cross-Currency Swaps table.

CROSS-CURRENCY SWAPS
(US$ equivalents in millions)

                                        Interest    Notional
                                          Rate       Value
-------------------------------------------------------------
Pay fixed AUD                            6.22%
Receive fixed US$                        6.66%        $ 35
-------------------------------------------------------------
Pay fixed DM                             4.09%
Receive fixed US$                        6.79%        $107
-------------------------------------------------------------
Pay variable FrF                         3.43%
Receive variable US$                     6.07%        $110
-------------------------------------------------------------
Pay fixed GBP                            6.71%
Receive fixed US$                        6.79%        $ 66
-------------------------------------------------------------

The company has additional contracts with a notional value of $15 million outstanding at August 1, 1999. The aggregate fair value of the contracts was $3 million as of August 1, 1999. All contracts expire in 2000, except the variable French Franc contract which expires in 2003.

The notional amount and fair value of cross-currency contracts outstanding at August 2, 1998 were $405 million and $1 million, respectively. These contracts expired in 1999, except the variable French Franc contract included in the table above.

   The company has swap contracts outstanding as of August 1, 1999, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company capital stock. The notional value of the contract which includes the return on the Standard & Poor's 500 Index was $26 million at August 1, 1999, and $21 million at August 2, 1998. The average forward interest rate applicable to this contract, which expires in 2000, is 5.19% at August 1, 1999. The notional value of the contract which includes the total return on company capital stock was $76 million at August 1, 1999, and $122 million at August 2, 1998. The forward interest rate applicable to this contract, which expires in 2003, is 5.28% at August 1, 1999. The net cost to settle these contracts was $14 million at August 1, 1999. Gains and losses on the contracts are recognized as adjustments to the carrying value of the underlying obligations.

   In 1999, the company entered into a forward stock purchase contract to partially hedge the company's exposure from its stock option program. Under the contract, which matures in 2004, the company may repurchase 11 million shares at an average price of approximately $47 per share. See Note 21 to the Consolidated Financial Statements for further discussion of the contract.

   The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and market effects and the company's acquisition and divestiture activities.

YEAR 2000

Historically, certain computer programs were written using two digits rather than four to define the applicable year. Accordingly, the company's software may recognize a date using "00" as 1900 rather than the year 2000, which could result in computer systems failures or miscalculations, commonly referred to as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in the company's supply, manufacturing, processing, distribution and financial chains. Incomplete or untimely resolution of the Y2K issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows.

   To address the Y2K issue, the company established a Worldwide Year 2000 Business Action Council, led by an Executive Steering Committee of the company's senior management, including representatives of each of the company's business segments and corporate functions, to oversee and regularly review the status of the readiness plan discussed below. In addition, the company established a Worldwide Project Office responsible for the day-to-day oversight and coordination of the Y2K remediation, replacement and testing of business systems. This project office reports to the company's Chief Information Officer.

   The company's plan for addressing the Y2K issue was divided into three major phases: Business Systems Inventory and Assessment, Remediation and Replacement, and Testing.

BUSINESS SYSTEMS INVENTORY AND ASSESSMENT

The internal inventory portion of this phase, which commenced in 1997, was designed to identify internal business systems that were susceptible to system failure or processing errors as a result of the Y2K issue. This phase is complete.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Approximately 700 worldwide information technology (IT) business systems were inventoried and approximately 200 were Y2K compliant and 500 were identified as non-compliant. It was determined that approximately 400 of the non-compliant systems required remediation and the remaining 100 systems would be retired or replaced. In addition, the company has completed the inventory and assessment of its non-information technology (Non-IT) systems. The remediation and replacement of these systems, which include manufacturing production lines and equipment, elevators, heating, ventilation and air conditioning systems and water treatment systems, is included in the remediation and replacement plan discussed below. As part of this phase, significant service providers, vendors, suppliers, customers and governmental entities that are believed to be critical to business operations after January 1, 2000, were identified and steps were undertaken to ascertain their stage of Y2K readiness through questionnaires, interviews, on-site visits and other available means.

REMEDIATION AND REPLACEMENT

The company developed a remediation and replacement plan for all affected systems including IT and Non-IT systems. The company's plan established priorities for remediation or replacement. The business systems considered most critical to ongoing operations were given the highest priority. The company prioritized its business systems into "Mission Critical" and "All Other." "Mission Critical" systems are defined as business systems such as Business Planning and Control Process, Sales Order Billing and Warehouse Management systems that, if shut down or interrupted, could have a material adverse effect on the company's results of operations, financial condition and cash flows. "All Other" systems are defined as business systems such as Data Warehouse and Job Bidding systems that, if shut down or interrupted, may have an adverse impact on the company. Internal and external resources were used to execute the plan. Remediation and replacement of "Mission Critical" systems and "All Other" systems were substantially completed on schedule by the fourth quarter 1999.

TESTING

Testing was performed in conjunction with remediation and replacement. The company's efforts in this phase include testing by users and approval by appropriate local and Y2K project management that the remediated or replaced systems are Y2K compliant. The company has completed initial testing and all systems have been returned to production. Additional safeguard tests will continue through the first quarter 2000.

   Because the company's Y2K compliance is dependent upon key third parties also being Y2K compliant on a timely basis, there can be no guarantee that the company's efforts will prevent a material adverse impact on its results of operations, financial condition and cash flows. The possible consequences to the company or its business partners not being fully Y2K compliant include temporary plant closings, delays in the delivery of finished products, delays in the receipt of key ingredients, containers and packaging supplies, invoice and collection errors and inventory and supply obsolescence. These consequences could have a material adverse effect on the company's results of operations, financial condition and cash flows if the company is unable to conduct its business in the ordinary course as a result of the Y2K issue. The company believes that its readiness program, including the contingency plans discussed below, should significantly reduce the adverse effect any such disruptions may have.

   The company has developed contingency plans to mitigate the potential disruptions that may result from the Y2K issue. These plans include identifying and securing alternate suppliers of ingredients, containers, packaging materials and utilities, adjusting manufacturing facility production, shutdown and start-up schedules, stockpiling of finished product inventories and other measures considered appropriate by management. These contingency plans, and the related cost estimates, will be continually monitored and refined, as additional information becomes available.

   The company currently estimates that the aggregate cost of its Y2K efforts will be approximately $45 million, of which $37 million has been incurred to date. These costs, except for capital costs of approximately $3 million, are being expensed as incurred. All costs are being funded through operating cash flows. The company incurred Y2K costs of approximately $23 million in fiscal 1999 and expects to incur Y2K costs of approximately $8 million in fiscal 2000.

                                                 Estimated
                       Current Cost      Costs    Costs to
(millions)                Estimates   Incurred    Complete
----------------------------------------------------------
COMPONENTS

External Consulting             $27       (20)          $7
Hardware/Software Upgrades       12       (11)           1
Other                             6        (6)           -
----------------------------------------------------------
                                $45       (37)          $8
==========================================================

The company believes that such costs will not have a material impact on the company's results of operations, financial condition or cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RECENT DEVELOPMENTS

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and is expected to be effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is currently assessing the impact of the adoption on the company's financial statements. Based on the company's current portfolio, it is not expected that adoption of this statement will have a material effect on the company's results of operations, financial condition or cash flows.

FORWARD-LOOKING STATEMENTS

This 1999 Annual Report contains certain statements which reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company has tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties.

   The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in other Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising;

- the inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix;

- the continuation of the company's successful record of integrating acquisitions into its existing operations and the availability of new acquisition and alliance opportunities that build shareowner wealth;

- the company's ability to achieve its cost savings objectives, including the projected outcome of supply chain management programs;

- the difficulty of predicting the pattern of inventory movements by the company's trade customers;

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

   This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook.

CONSOLIDATED STATEMENTS OF EARNINGS
(millions, except per share amounts)

                                                                                 1999              1998             1997
                                                                             52 WEEKS          52 weeks         53 weeks
------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                      $6,424            $6,696           $6,614
------------------------------------------------------------------------------------------------------------------------

Costs and expenses

   Cost of products sold                                                        3,050             3,233            3,412
   Marketing and selling expenses                                               1,634             1,518            1,370
   Administrative expenses                                                        304               300              271
   Research and development expenses                                               66                71               68
   Other expenses (Note 7)                                                         64                64              140
   Restructuring charges (Note 6)                                                  36               262              204
------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                        5,154             5,448            5,465
------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST AND TAXES                                              1,270             1,248            1,149
Interest expense (Note 8)                                                         184               189              166
Interest income                                                                    11                14                8
------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                           1,097             1,073              991
Taxes on earnings (Note 11)                                                       373               384              357
------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                               724               689              634
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (NOTE 3)                               -               (18)              79
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NOTE 4)                        -               (11)               -
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   $  724             $ 660           $  713
========================================================================================================================
PER SHARE - BASIC

Earnings from continuing operations                                            $ 1.64            $ 1.52           $ 1.34
Earnings (loss) from discontinued operations                                        -              (.04)             .17
Cumulative effect of change in accounting principle                                 -              (.02)               -
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   $ 1.64            $ 1.46          $  1.51
========================================================================================================================
Weighted average shares outstanding - basic                                       441               454              472
========================================================================================================================
PER SHARE - ASSUMING DILUTION

Earnings from continuing operations                                            $ 1.63            $ 1.50          $  1.33
Earnings (loss) from discontinued operations                                        -              (.04)             .16
Cumulative effect of change in accounting principle                                 -              (.02)               -
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   $ 1.63            $ 1.44           $ 1.49
========================================================================================================================
Weighted average shares outstanding - assuming dilution                           445               460              478
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(millions, except per share amounts)

                                                                                         August 1, 1999    August 2, 1998

CURRENT ASSETS
Cash and cash equivalents                                                                        $    6           $   16
Accounts receivable (Note 12)                                                                       541              656
Inventories (Note 13)                                                                               615              564
Other current assets (Note 14)                                                                      132              204
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                              1,294            1,440
-------------------------------------------------------------------------------------------------------------------------
PLANT ASSETS, NET OF DEPRECIATION (NOTE 15)                                                       1,726            1,723
INTANGIBLE ASSETS, NET OF AMORTIZATION (NOTE 16)                                                  1,910            1,904
OTHER ASSETS (NOTE 17)                                                                              592              566
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $5,522           $5,633
=========================================================================================================================
CURRENT LIABILITIES
Notes payable (Note 18)                                                                          $1,987           $1,401
Payable to suppliers and others                                                                     511              506
Accrued liabilities                                                                                 415              638
Dividend payable                                                                                     97               95
Accrued income taxes                                                                                136              163
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         3,146            2,803
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (NOTE 18)                                                                          1,330            1,169
NONPENSION POSTRETIREMENT BENEFITS (NOTE 10)                                                        394              405
OTHER LIABILITIES (NOTE 19)                                                                         417              382
-------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                 5,287            4,759
-------------------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY (NOTE 21)
Preferred stock; authorized 40 shares; none issued                                                    -                -
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares                            20               20
Capital surplus                                                                                     382              395
Earnings retained in the business                                                                 4,041            3,706
Capital stock in treasury, 113 shares in 1999 and 94 shares in 1998, at cost                     (4,058)          (3,083)
Accumulated other comprehensive income                                                             (150)            (164)
-------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                           235              874
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                        $5,522           $5,633
=========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

                                                                            1999                 1998                1997
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings, excluding discontinued operations                            $ 724              $   678              $  634
Non-cash charges to net earnings
   Cumulative effect of accounting change                                      -                   11                   -
   Restructuring charges                                                      36                  262                 204
   Depreciation and amortization                                             255                  261                 283
   Deferred taxes                                                             78                  (21)                (33)
   Other, net                                                                  5                   53                  95
Changes in working capital
   Accounts receivable                                                       108                 (159)                (37)
   Inventories                                                               (58)                 (29)                (48)
   Other current assets and liabilities                                     (216)                (154)                (89)
--------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    932                  902               1,009
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets                                                   (297)                (256)               (252)
Sales of plant assets                                                          9                  148                  41
Businesses acquired                                                         (105)                (478)               (228)
Sales of businesses                                                          103                  200                 207
Other, net                                                                   (32)                  (5)                  4
--------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       (322)                (391)               (228)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings                                                         323                  305                 524
Repayments of long-term borrowings                                            (8)                 (36)                (21)
Short-term borrowings                                                      1,537                1,847               1,306
Repayments of short-term borrowings                                       (1,111)              (2,187)               (779)
Dividends paid                                                              (386)                (367)               (350)
Treasury stock purchases                                                  (1,026)                (669)             (1,696)
Treasury stock issuances                                                      57                  102                 106
--------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                       (614)              (1,005)               (910)
--------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS                                   -                  511                 105
--------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       (6)                 (18)                 13
--------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                      (10)                  (1)                (11)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                 16                   17                  28
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                    $   6              $    16              $   17
==========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(millions, except per share amounts)


                                               Capital stock
                                 -----------------------------------------               Earnings      Accumulated        Total
                                      Issued               In treasury                   retained       other com-       share-
                                 ----------------      -------------------    Capital      in the       prehensive      owners'
                                 Shares    Amount      Shares       Amount    surplus    business           income       equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at July 28, 1996           542     $  20         (48)     $  (779)     $ 228     $ 3,211            $  62      $ 2,742
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net earnings                                                                              713                           713
   Foreign currency
     translation adjustments                                                                                 (112)        (112)
Dividends ($.750 per share)                                                                 (353)                         (353)
Treasury stock purchased                                 (40)      (1,696)                                              (1,696)
Treasury stock issued under
   management incentive and
   stock option plans                                      4           16        110                                       126
-------------------------------------------------------------------------------------------------------------------------------

Balance at August 3, 1997          542        20         (84)      (2,459)       338       3,571              (50)       1,420
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net earnings                                                                              660                           660
   Foreign currency
     translation adjustments                                                                                 (114)        (114)
Dividends ($.823 per share)                                                                 (375)                         (375)
Treasury stock purchased                                 (13)        (669)                                                (669)
Treasury stock issued under
   management incentive and
   stock option plans                                      3           45         57                                       102
Spin-off of Specialty Foods
   segment                                                                                  (150)                         (150)
-------------------------------------------------------------------------------------------------------------------------------

Balance at August 2, 1998          542        20         (94)      (3,083)       395       3,706             (164)         874
-------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
   NET EARNINGS                                                                              724                           724
   FOREIGN CURRENCY
     TRANSLATION ADJUSTMENTS                                                                                   14           14
DIVIDENDS ($.885 PER SHARE)                                                                 (389)                         (389)
TREASURY STOCK PURCHASED                                 (22)      (1,026)                                              (1,026)
TREASURY STOCK ISSUED UNDER
   MANAGEMENT INCENTIVE AND
   STOCK OPTION PLANS                                      3           51        (13)                                       38
-------------------------------------------------------------------------------------------------------------------------------

BALANCE AT AUGUST 1, 1999          542     $  20        (113)     $(4,058)     $ 382     $ 4,041            $(150)     $   235
===============================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

FISCAL YEAR

The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 1999 and 1998, and 53 weeks in 1997.

CASH AND CASH EQUIVALENTS

All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

INVENTORIES

Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

PLANT ASSETS

Plant assets are stated at historical cost. Alterations and major overhauls, which extend the lives or increase the capacity of plant assets, are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

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

ASSET VALUATION

The company periodically reviews the recoverability of plant assets and intangibles based principally on an analysis of undiscounted cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates and equity-linked employee benefit obligations. The differential to be paid or received on interest rate swaps is recognized as an adjustment to interest expense. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately recognized in earnings. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in earnings or as adjustments of carrying amounts when the hedged transaction occurs.

USE OF ESTIMATES

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS

Prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

2. NEW ACCOUNTING STANDARDS

In 1999, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," issued in June 1997. SFAS No. 130 establishes a standard for reporting of comprehensive income, which is comprised of net income and other comprehensive income items, in the financial statements. Other comprehensive income includes items recorded in shareowners' equity that are not the result of transactions with shareowners, such as foreign currency translation adjustments. Prior year financial statements have been reclassified to conform to SFAS No. 130.

3. DISCONTINUED OPERATIONS

Effective March 30, 1998, the company spun off its Specialty Foods segment to its shareowners as an independent publicly traded company. The spin-off qualified as a tax-free distribution to U.S. shareholders. Shareowners of record as of March 9, 1998 received one share of common stock of the new company, Vlasic Foods International Inc. (Vlasic), for every ten shares of Campbell Soup Company capital stock.

Results of discontinued operations were as follows:

                                                          1998(1)           1997
--------------------------------------------------------------------------------
Net sales                                               $  809            $1,352
================================================================================
Earnings before taxes                                   $   41            $  116
Taxes on earnings                                           21                37
--------------------------------------------------------------------------------
Earnings from operations                                    20                79
Spin-off costs                                              38                --
--------------------------------------------------------------------------------
Earnings (loss) from
  discontinued operations                               $  (18)           $   79
================================================================================


(1)  Represents the eight-month period ended March 29, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)


4. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In 1998, the company adopted the provisions of the Emerging Issues Task Force consensus ruling on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The unamortized balance of previously capitalized business process reengineering costs was written off as a cumulative effect of change in accounting principle of $11 or $.02 per share, net of an income tax benefit of approximately $7.

5. BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The company operates in three business segments: Soup and Sauces, Biscuits and Confectionery and Away From Home. The segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels.

   The Soup and Sauces segment includes the worldwide soup businesses, Prego spaghetti sauces, Pace Mexican sauces, Franco-American pastas and gravies, Swanson broths, and V8 beverages. The Biscuits and Confectionery segment includes the Godiva Chocolatier, Pepperidge Farm, Arnotts and Delacre businesses. The Delacre business was divested in June 1998. Away From Home represents the distribution of products, including Campbell's soups and Campbell's Specialty Kitchen entrees, to the food service and home meal replacement markets.

   Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in the summary of significant accounting policies included in Note 1. The company evaluates segment performance based on earnings before interest and taxes, excluding certain non-recurring charges. Away From Home products are principally produced by the tangible assets of the company's other segments. Accordingly, plant assets have not been allocated to the Away From Home segment. Depreciation and amortization are allocated to Away From Home based on budgeted production hours. Transfers between segments are recorded at cost plus markup or at market.

BUSINESS SEGMENTS

                                           Biscuits &       Away                     Corporate
                             Soup &           Confec-       From                      & Elimi-
1999                         Sauces           tionery       Home      Other(1)         nations(2)   Total
---------------------------------------------------------------------------------------------------------
NET SALES                   $4,423             1,430        507        126                (62)     $6,424
EARNINGS BEFORE
  INTEREST AND TAXES(3)     $1,082               215         57         (5)               (79)     $1,270
DEPRECIATION AND
  AMORTIZATION              $  128                84         13          9                 21      $  255
CAPITAL
  EXPENDITURES              $  164                70         32         10                 21      $  297
SEGMENT ASSETS              $2,975             1,461        349         38                699      $5,522
---------------------------------------------------------------------------------------------------------

(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred taxes and pension accounts.

(3) Contributions to earnings before interest and taxes include the effects of a fourth quarter restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: Soup and Sauces - $22, Biscuits and Confectionery - $1, and Other - $13.

                                           Biscuits &       Away                     Corporate
                             Soup &           Confec-       From                      & Elimi-
1998                         Sauces           tionery       Home      Other(1)         nations(2)   Total
---------------------------------------------------------------------------------------------------------
Net sales                   $4,427              1,522       453        343                (49)     $6,696
Earnings before
  interest and taxes(3)     $1,109                206        53        (85)               (35)     $1,248
Depreciation and
  amortization              $  132                 86        11         15                 17      $  261
Capital
  expenditures              $  135                 87        --         14                 20      $  256
Segment assets              $3,105              1,402       202        208                716      $5,633
---------------------------------------------------------------------------------------------------------

(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred taxes and pension accounts.

(3) Contributions to earnings before interest and taxes by segment include the effects of a third quarter restructuring charge of $262 as follows: Soup and Sauces - $135, Biscuits and Confectionery - $25, Away From Home - $4, and Other - $98.

                                           Biscuits &       Away                     Corporate
                             Soup &           Confec-       From                      & Elimi-
1997                         Sauces           tionery       Home      Other(1)         nations(2)   Total
---------------------------------------------------------------------------------------------------------
Net sales                   $4,171              1,546       439        520                (62)     $6,614
Earnings before
  interest and taxes(3)     $1,001                153        59        (10)               (54)     $1,149
Depreciation and
  amortization              $  133                102        11         18                 19      $  283
Capital
  expenditures              $  103                 90        --         22                 37      $  252
Segment assets(4)           $2,790              1,510       230        405                629      $5,564
---------------------------------------------------------------------------------------------------------

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)

GEOGRAPHIC AREA INFORMATION

The following presents information about operations in different geographic areas:

                                               1999          1998          1997
--------------------------------------------------------------------------------
Net sales
  United States                             $ 4,804       $ 4,850       $ 4,623
  Europe                                        630           859           895
  Australia/Asia Pacific                        616           627           613
  Other countries                               438           417           612
  Adjustments and eliminations                  (64)          (57)         (129)
--------------------------------------------------------------------------------
Consolidated                                $ 6,424       $ 6,696       $ 6,614
================================================================================


                                               1999          1998          1997
--------------------------------------------------------------------------------
Earnings before interest
  and taxes
  United States                             $ 1,196       $ 1,124       $ 1,062
  Europe                                         32            36            39
  Australia/Asia Pacific                         49            50            26
  Other countries                                72            73            76
--------------------------------------------------------------------------------
Segment earnings before
  interest and taxes                          1,349         1,283         1,203
Unallocated corporate
  expenses                                      (79)          (35)          (54)
--------------------------------------------------------------------------------
Consolidated                                $ 1,270       $ 1,248       $ 1,149
================================================================================


                                               1999          1998          1997
--------------------------------------------------------------------------------
Identifiable assets
  United States                             $ 2,742       $ 2,820       $ 2,830
  Europe                                        614           679           655
  Australia/Asia Pacific                        991           925           919
  Other countries                               476           493           531
  Corporate                                     699           716           629
  Net assets of discontinued
   operations                                    --            --           632
--------------------------------------------------------------------------------
Consolidated                                $ 5,522       $ 5,633       $ 6,196
================================================================================


Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The 1999 net restructuring charge of $36 is allocated to geographic regions as follows:
United States -- $10, Europe -- $14, and Australia/Asia Pacific -- $12. The 1998 restructuring charge of $262 is allocated to geographic regions as follows:
United States -- $200, Europe -- $36, Australia/Asia Pacific -- $21, and Other -- $5. The 1997 restructuring charge of $204 is allocated to geographic areas as follows: United States -- $158, Europe -- $11, Australia/Asia Pacific -- $33, and Other -- $2.

6. RESTRUCTURING PROGRAM

A restructuring charge included in earnings from continuing operations of $41 ($30 after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge relates to the streamlining of certain North American and European production and administrative facilities and the anticipated cost of a divestiture of a non-strategic business with annual sales of approximately $25.

   The restructuring charge includes approximately $20 in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge includes non-cash charges related to the disposition of plant assets and the divestiture. The company expects to complete the restructuring and divestiture program in 2000. The expected net cash outflows will not have a material impact on the company's liquidity.

   A $5 ($3 after tax or $.01 per share) reversal of the 1998 restructuring charge was also recorded in the fourth quarter 1999. The reversal reflects the net impact of changes in estimates and modifications to the original program. Two manufacturing facilities scheduled for closure in 1999 were not taken out of service due to changes in business and economic conditions subsequent to the original charge, while additional asset rationalization and plant reconfiguration strategies were implemented which resulted in incremental headcount reductions. The initial charge for the third quarter 1998 program was $262 ($193 after tax or $.42 per share). This program was designed to improve operational efficiency by rationalizing certain U.S., European and Australian production and administrative facilities and divesting non-strategic businesses. Remaining spending under this program, which is primarily associated with employee benefit costs, is expected to be completed by the second quarter 2000.

A summary of restructuring reserves at August 1, 1999 and related activity described above is as follows:

                                                Modifica-
                     Balance at                   tions &                Balance at
                      August 2,                changes in         1999    August 1,
                           1998    Spending     estimates    Provision         1999
-----------------------------------------------------------------------------------
Losses on asset
  dispositions and
  divestitures            $ 151       (132)          (21)           21        $  19
Severance and
  benefits                   32        (28)           16            18           38
Other exit costs             10         (9)           --             2            3
-----------------------------------------------------------------------------------
                          $ 193       (169)           (5)           41        $  60
===================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)


A restructuring charge of $204 ($152 after tax or $.31 per share) was recorded in the first quarter 1997 to cover the costs of a restructuring program. This program was designed to improve operational efficiency by closing various plants, reducing administrative and operational staff functions and divesting non-strategic businesses. The restructuring charge included approximately $108 in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge related to non-cash charges for estimated losses on the disposition of plant assets and business divestitures. This program was completed in the first quarter 1998.

7. OTHER EXPENSES

                                                1999          1998          1997
--------------------------------------------------------------------------------
Stock price related
  incentive programs                           $  15         $  27         $  71
Amortization of intangible
  and other assets                                58            53            51
Minority interests                                 1             6             7
Other, net                                       (10)          (22)           11
--------------------------------------------------------------------------------
                                               $  64         $  64         $ 140
================================================================================

8. INTEREST EXPENSE

                                                1999          1998          1997
--------------------------------------------------------------------------------
Interest expense                               $ 190         $ 194         $ 177
Less: Interest capitalized                         6             5            11
--------------------------------------------------------------------------------
                                               $ 184         $ 189         $ 166
================================================================================


9. ACQUISITIONS

During 1999, 1998 and 1997 the company made several acquisitions. Acquisitions were accounted for using the purchase method of accounting and accordingly, results of operations of the acquired companies are included in the consolidated financial statements from the dates the acquisitions were consummated. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                                            1999            1998           1997
--------------------------------------------------------------------------------
Working capital                            $   1           $  32          $   4
Fixed assets                                   5              19             53
Intangibles                                  105             360            159
Other assets                                  --              --             19
Other liabilities                             (6)             --             (7)
Minority interests                            --              67             --
--------------------------------------------------------------------------------
                                           $ 105           $ 478          $ 228
================================================================================

In the first quarter of 1999, the company acquired the Stockpot premium refrigerated soup business, which is predominantly a U.S. food service business.

   During 1998, the company acquired the Liebig soup business in France for approximately $180. Also in 1998, Arnotts purchased the remaining outstanding ordinary shares held by its minority shareholders for an aggregate purchase price of approximately $290. Prior to the transaction, the company owned approximately 70% of Arnotts.

   During 1997, the company acquired the Erasco Group of companies, Germany's leading soup company. In addition, Arnotts acquired the assets of Kettle Chip Company located in Sydney, Australia.

   The acquisitions would not have had a material effect on net sales, net earnings or earnings per share for each of the years presented.

10. PENSION AND POSTRETIREMENT BENEFITS

In 1999, the company adopted the revised disclosure provisions of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

PENSION BENEFITS

Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula retirement benefits will be determined based on percentage of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities and real estate.

   Pension coverage for employees of certain non-U.S. subsidiaries are provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

POSTRETIREMENT BENEFITS

The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)

will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees close to retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

Components of net periodic benefit cost:

                                                             Pension
                                                  ------------------------------
                                                   1999        1998        1997
--------------------------------------------------------------------------------
Service cost                                      $  29       $  31       $  27
Interest cost                                        91          94          83
Expected return on plan assets                     (142)       (135)       (110)
Amortization of net
  transition obligation                              (3)         (3)         (1)
Amortization of prior service cost                    5           5           5
Recognized net actuarial (gain)/loss                  5           4           7
--------------------------------------------------------------------------------
Net periodic pension
  (income) expense                                $ (15)      $  (4)      $  11
================================================================================


                                                          Postretirement
                                                  ------------------------------
                                                   1999        1998        1997
--------------------------------------------------------------------------------
Service cost                                      $  10       $  11       $  10
Interest cost                                        19          22          17
Amortization of prior service cost                   (6)         (4)         (4)
Amortization of net (gain)/loss                      (9)        (11)        (10)
--------------------------------------------------------------------------------
Net periodic postretirement cost                  $  14       $  18       $  13
================================================================================


Change in benefit obligation:

                                        Pension                Postretirement
                                 ---------------------     ---------------------
                                    1999         1998         1999         1998
--------------------------------------------------------------------------------
Obligation at beginning
  of year                        $ 1,332      $ 1,278      $   313      $   302
Service cost                          29           31           10           11
Interest cost                         91           94           19           22
Plan amendments                        3            2          (33)          --
Actuarial (gain)/loss                 62          103          (38)          24
Spin-off                              --          (66)          --          (22)
Special termination benefits           6           --           --           --
Benefits paid                       (119)         (94)         (25)         (24)
Foreign currency adjustment            1          (16)          --           --
--------------------------------------------------------------------------------
Benefit obligation at
  end of year                    $ 1,405      $ 1,332      $   246      $   313
================================================================================

Change in the fair value of pension plan assets:

                                                          1999             1998
--------------------------------------------------------------------------------
Fair value at beginning of year                        $ 1,674          $ 1,675
Actual return on plan assets                               177              183
Spin-off                                                    --              (79)
Employer contributions                                       2                2
Benefits paid                                             (115)             (92)
Foreign currency adjustment                                  2              (15)
--------------------------------------------------------------------------------
Fair value at end of year                              $ 1,740          $ 1,674
================================================================================

                                              Pension            Postretirement
                                         -----------------     -----------------
                                          1999       1998       1999       1998
--------------------------------------------------------------------------------
Funded status at end of year             $ 335      $ 342      $(246)     $(313)
Unrecognized prior
  service cost                              61         63        (43)       (16)
Unrecognized (gain)/loss                   (14)       (37)      (124)       (95)
Unrecognized net
  transition obligation                     (4)        (6)        --         --
--------------------------------------------------------------------------------
Net amount recognized                    $ 378      $ 362      $(413)     $(424)
================================================================================



The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at August 1, 1999 and August 2, 1998.

Weighted average assumptions at end of year:

                                                            Pension
                                                --------------------------------
                                                 1999         1998         1997
--------------------------------------------------------------------------------
Discount rate for benefit obligation             7.50%        7.00%        7.70%
Expected return on plan assets                  10.50%       10.25%        9.70%
Rate of compensation increases                   4.50%        4.50%        5.00%
--------------------------------------------------------------------------------

The discount rate used to determine the accumulated postretirement benefit obligation was 7.50% in 1999 and 7.00% in 1998. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 5.50%, declining to 4.50% over a period of two years and continuing at 4.50% thereafter.

   A one percentage point change in assumed health care costs would have the following effects on 1999 reported amounts:

                                                       % Increase     % Decrease
--------------------------------------------------------------------------------
Effect on service and interest cost                             4            (4)
Effect on the 1999 accumulated
  benefit obligation                                           24           (26)

Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

SAVINGS PLAN

The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. In 1998 and 1997, the company increased its contribution to 60% because earnings goals were achieved. Amounts charged to Costs and expenses were $11 in 1999, $13 in 1998, and $14 in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)



11. TAXES ON EARNINGS

The provision for income taxes on earnings from continuing operations consists of the following:

                                               1999          1998          1997
--------------------------------------------------------------------------------
Income taxes:
Currently payable
  Federal                                   $   231       $   311       $   330
  State                                          31            44            32
  Non-U.S.                                       33            50            28
--------------------------------------------------------------------------------
                                                295           405           390
--------------------------------------------------------------------------------
Deferred
  Federal                                        64            (1)          (40)
  State                                           2            (7)            2
  Non-U.S.                                       12           (13)            5
--------------------------------------------------------------------------------
                                                 78           (21)          (33)
--------------------------------------------------------------------------------
                                            $   373       $   384       $   357
================================================================================
Earnings from continuing
  operations before income taxes:
  United States                             $   987       $   980       $   882
  Non-U.S.                                      110            93           109
--------------------------------------------------------------------------------
                                            $ 1,097       $ 1,073       $   991
================================================================================


The following is a reconciliation of effective income tax rates on continuing operations with the U.S. federal statutory income tax rate:

                                                1999         1998         1997
--------------------------------------------------------------------------------
Federal statutory income
  tax rate                                      35.0%        35.0%        35.0%
State income taxes (net of
  federal tax benefit)                           1.9          2.0          2.2
Nondeductible divestiture
  and restructuring charges                       .3          1.8          1.6
Non-U.S. earnings taxed at other
  than federal statutory rate                    (.6)         (.4)         (.7)
Tax loss carryforwards                           (.3)         (.8)         (.1)
Other                                           (2.3)        (1.8)        (2.0)
--------------------------------------------------------------------------------
Effective income tax rate                       34.0%        35.8%        36.0%
================================================================================


Deferred tax liabilities and assets are comprised of the following:

                                                            1999           1998
--------------------------------------------------------------------------------
Depreciation                                               $ 148          $ 142
Pensions                                                     112            112
Other                                                        217            185
--------------------------------------------------------------------------------
Deferred tax liabilities                                     477            439
--------------------------------------------------------------------------------
Benefits and compensation                                    209            209
Restructuring accruals                                        31             50
Tax loss carryforwards                                        17             15
Other                                                         50             71
--------------------------------------------------------------------------------
Gross deferred tax assets                                    307            345
Deferred tax asset valuation allowance                       (17)           (15)
--------------------------------------------------------------------------------
Net deferred tax assets                                      290            330
--------------------------------------------------------------------------------
Net deferred tax liability                                 $ 187          $ 109
================================================================================


For income tax purposes, subsidiaries of the company have tax loss carryforwards of approximately $55. Of these carryforwards, $27 expire through 2011 and $28 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 53%.

   Income taxes have not been accrued on undistributed earnings of non-U.S. subsidiaries of approximately $490 which are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.

12. ACCOUNTS RECEIVABLE

                                                            1999           1998
--------------------------------------------------------------------------------
Customers                                                  $ 507          $ 569
Allowances for cash discounts
  and bad debts                                              (18)           (11)
--------------------------------------------------------------------------------
                                                             489            558
Other                                                         52             98
--------------------------------------------------------------------------------
                                                           $ 541          $ 656
================================================================================

13. INVENTORIES

                                                            1999           1998
--------------------------------------------------------------------------------
Raw materials, containers and supplies                     $ 207          $ 205
Finished products                                            408            359
--------------------------------------------------------------------------------
                                                           $ 615          $ 564
================================================================================

Approximately 70% of inventory in 1999 and 69% in 1998 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at August 1, 1999 and August 2, 1998.

14. OTHER CURRENT ASSETS

                                                        1999               1998
--------------------------------------------------------------------------------
Prepaid pensions                                     $    18            $    18
Deferred taxes                                            76                137
Other                                                     38                 49
--------------------------------------------------------------------------------
                                                     $   132            $   204
================================================================================

15. PLANT ASSETS

                                                        1999               1998
--------------------------------------------------------------------------------
Land                                                 $    50            $    54
Buildings                                                798                816
Machinery and equipment                                2,185              2,124
Projects in progress                                     184                166
--------------------------------------------------------------------------------
                                                       3,217              3,160
Accumulated depreciation                              (1,491)            (1,437)
--------------------------------------------------------------------------------
                                                     $ 1,726            $ 1,723
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)

     Depreciation expense provided in Costs and expenses was $197 in 1999, $208 in 1998 and $232 in 1997. Approximately $90 of capital expenditures are required to complete projects in progress at August 1, 1999.

16. INTANGIBLE ASSETS

                                                              1999        1998
-------------------------------------------------------------------------------
Purchase price in excess of net assets
  of businesses acquired (goodwill)                          $1,697      $1,655
Trademarks                                                      429         424
Other intangibles                                                 3           4
-------------------------------------------------------------------------------
                                                              2,129       2,083
Accumulated amortization                                       (219)       (179)
-------------------------------------------------------------------------------
                                                             $1,910      $1,904
===============================================================================

17. OTHER ASSETS

                                                              1999        1998
-------------------------------------------------------------------------------
Prepaid pensions                                              $360        $344
Investments                                                    211         200
Other                                                           21          22
-------------------------------------------------------------------------------
                                                              $592        $566
===============================================================================

18. NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable consists of the following:

                                                              1999        1998
-------------------------------------------------------------------------------
Commercial paper                                            $1,778      $  859
Current portion of Long-term Debt:
  5.40%-5.76% Notes                                            157         200
Variable-rate bank borrowings                                   52         342
-------------------------------------------------------------------------------
                                                            $1,987      $1,401
===============================================================================

The weighted average interest rate for commercial paper was 5.11% and 5.58% at August 1, 1999 and August 2, 1998, respectively.

Long-term debt consists of the following:

Type           Fiscal Year Maturity           Rate          1999         1998
-----------------------------------------------------------------------------
Notes                 2000                    5.76%        $    -     $   150
Notes                 2001                 5.75%-8.58%        115         111
Notes                 2002                    5.40%            12          -
Notes                 2003                    6.15%           300         300
Notes                 2004(1)              4.75%-5.63%        400         100
Notes                 2007                    6.90%           300         300
Debentures            2021                    8.88%           200         200
Notes              2001-2010                  6.40%             3           8
-----------------------------------------------------------------------------
                                                           $1,330     $ 1,169
=============================================================================

(1) $100 callable in 2001

     The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $1,512 at August 1, 1999 and $1,449 at August 2, 1998.

     The company had $1,500 unused lines of credit available at August 1, 1999, which are unconditional for a period of one to three years.

     In 1997, the company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of debt securities at an aggregate initial offering price not to exceed $1,000. As of August 1, 1999, $100 remained unissued.

     Principal amounts of long-term debt mature as follows: 2000 - $157 (in current liabilities); 2001 - $115; 2002 - $12; 2003 - $300; 2004 - $400, and
beyond - $503.

19. OTHER LIABILITIES

                                                              1999        1998
-------------------------------------------------------------------------------
Deferred taxes                                                $263        $246
Minority interests                                               -           4
Deferred compensation                                          131          92
Postemployment benefits                                         11          11
Other                                                           12          29
-------------------------------------------------------------------------------
                                                              $417        $382
===============================================================================

20. FINANCIAL INSTRUMENTS

The company utilizes derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

     The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed-rate debt. The swaps mature in fiscal 2000. With these instruments, $100 of commercial paper borrowings is converted to fixed (8.24%) and $150 of fixed-rate debt (5.76%) is converted to variable. The amounts paid or received on hedges related to debt are recognized as an adjustment to interest expense. The notional amounts of interest rate swaps were $250 at August 1, 1999 and August 2, 1998. The swaps had a fair value of $2 at August 1, 1999.

     The company utilizes foreign currency exchange contracts, including swap and forward contracts, to hedge existing foreign currency exposures. Foreign exchange gains and losses on derivative financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)

     A mix of equity, intercompany debt and local currency borrowing is used to finance foreign operations. Gains and losses, both realized and unrealized, on financial instruments that hedge the company's investments in foreign operations are recognized in Accumulated other comprehensive income in Shareowners' Equity.

     Swap contracts are utilized to hedge exposures relating to certain employee compensation expenses linked to the total return of the Standard & Poor's 500 Index and the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The equity swap contracts have maturities in 2000 and 2003. At August 1, 1999, the notional principal amount of the contracts was $102, and the net cost to settle the contracts was $14. Gains or losses are recognized as adjustments to the carrying value of the underlying obligations.

     The company also has cross-currency swap agreements with financial institutions. The notional amounts of these swaps were $333 at August 1, 1999 and $405 at August 2, 1998. The swaps mature as follows: $223 in 2000, and $110 in 2003. These agreements hedge currency exposures, principally European, arising from strategies which replaced certain local currency borrowings with lower cost U.S. dollar financing. The fair value of the swaps was $3 at August 1, 1999.

     At August 1, 1999, the company also had contracts to purchase or sell approximately $177 in foreign currency versus $287 at August 2, 1998. The contracts are primarily for European and Australian currencies and have maturities through 2000. The fair value of the contracts was $(1) at August 1, 1999.

     The company is exposed to credit loss in the event of nonperformance by the counterparties in swap and forward contracts. The company minimizes its credit risk on these transactions by dealing only with leading, creditworthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

     The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 18, and derivative financial instruments is based on quoted market prices.

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and is expected to be effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is currently assessing the impact of the adoption on the company's financial statements. Based on the company's current portfolio, it is not expected that adoption of this statement will have a material effect on the company's results of operations, financial condition or cash flows.

21. SHAREOWNERS' EQUITY

On February 11, 1997, the company's Board of Directors authorized a two-for-one stock split effective for shareowners of record on February 24, 1997. The number of authorized shares was increased to 560 million from 280 million. All references to the number of shares reflect the stock split. Preferred stock is issuable in one or more classes, with or without par, as may be authorized by the Board of Directors.

     In October 1998, the company entered into a forward stock purchase contract to partially hedge the company's equity exposure from its stock option program. The contract, which matures in fiscal 2004, allows the company to repurchase approximately 11 million shares at an average price of approximately $47 per share. The company may elect to settle the contract on a net share basis in lieu of physical settlement. The contract permits early settlement and may be extended for an additional five-year term. If the forward purchase contract had been settled on a net share basis as of August 1, 1999, the company would have provided the counterparty with approximately 800,000 shares of its capital stock.

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

     The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had the fair value based accounting provisions of SFAS No. 123 been adopted, the effect on earnings and earnings per share in 1999, 1998 and 1997 would not have been significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions)

     As of August 1, 1999, five million shares were available for grant under the long-term incentive plan. Restricted shares granted are as follows:

(thousands of shares)                              1999       1998        1997
-------------------------------------------------------------------------------
Restricted Shares
  Granted                                         1,804        127         804
================================================================================

Information about stock options and related activity is as follows:

                               Weighted            Weighted           Weighted
                                Average             Average            Average
                               Exercise            Exercise           Exercise
(options in thousands)   1999     Price      1998     Price     1997     Price
-------------------------------------------------------------------------------
Beginning of year      18,366    $28.72    20,066    $26.94   22,098    $22.53
Granted                 3,890     42.79     2,303     54.38    2,644     48.02
Exercised              (2,122)    17.75    (3,272)    17.99   (3,428)    16.10
Terminated               (254)    45.61    (2,212)    33.04   (1,248)    24.45
Spin-off related
  modification(1)           -         -     1,481         -        -         -
-------------------------------------------------------------------------------
End of year            19,880    $32.37    18,366    $28.72   20,066    $26.94
-------------------------------------------------------------------------------
Exercisable at
  end of year          14,019              13,123             13,040
===============================================================================

(1) When the Specialty Foods segment was spun off, the number and exercise price of options outstanding were adjusted to preserve the economic value of the options that existed prior to the spin-off.

(options in thousands)     Stock Options Outstanding       Exercisable Options
-------------------------------------------------------------------------------
                            Weighted
                             Average     Weighted                 Weighted
Range of                   Remaining      Average                  Average
Exercise                 Contractual     Exercise                 Exercise
Prices            Shares        Life        Price     Shares         Price
-------------------------------------------------------------------------------
$10.81-$22.60      5,571         2.7       $16.36      5,571        $16.36
$22.60-$31.91      6,338         6.3       $29.22      6,336        $29.22
$32.12-$44.40      5,818         9.1       $43.09      1,410        $44.13
$45.12-$56.50      2,153         8.7       $54.04        702        $54.01
-------------------------------------------------------------------------------
                  19,880                              14,019
===============================================================================

The company adopted the provisions of SFAS No. 128, "Earnings per Share," as of the second quarter 1998. SFAS No. 128 revised the standards for computation and presentation of earnings per share ("EPS"), requiring the presentation of both basic EPS and EPS assuming dilution. Basic EPS is calculated using the weighted average shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Prior periods have been restated to conform to the provisions of SFAS No. 128. For the periods presented in the Consolidated Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 1999, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately 200,000 shares under the forward stock purchase contract.

22. STATEMENTS OF CASH FLOWS

                                                  1999       1998        1997
-------------------------------------------------------------------------------
Interest paid, net of
  amounts capitalized                             $181       $187        $165
Interest received                                 $ 11       $ 15        $  7
Income taxes paid                                 $300       $370        $364
-------------------------------------------------------------------------------

23. QUARTERLY DATA (UNAUDITED)

1999                               First      Second       Third       Fourth
-------------------------------------------------------------------------------
NET SALES                         $1,804      $1,832      $1,492       $1,296
COST OF PRODUCTS SOLD                830         856         730          634
NET EARNINGS                         264         219         162           79
PER SHARE - BASIC
  NET EARNINGS                       .59         .49         .37          .18
  DIVIDENDS                         .210        .225        .225         .225
PER SHARE - ASSUMING DILUTION
  NET EARNINGS                       .58         .49         .37          .18
MARKET PRICE
  HIGH                            $59.94      $59.19      $46.94       $46.50
  LOW                             $46.69      $43.38      $38.06       $39.38
-------------------------------------------------------------------------------

1998                           First       Second       Third       Fourth
-------------------------------------------------------------------------------
Net sales                     $1,813       $2,012      $1,572        $1,299
Cost of products sold            893          955         775           610
Earnings (loss) from
  continuing operations          252          291         (36)          182
Earnings (loss) from
  discontinued operations         16           20         (54)            -
Net earnings (loss)(1)           268          300         (90)          182
Per share - basic
  Earnings (loss) from
   continuing operations         .55          .64        (.08)          .40
  Earnings (loss) from
   discontinued operations       .03          .04        (.12)            -
  Net earnings (loss)(1)         .58          .66        (.20)          .40
  Dividends                    .1925          .21         .21           .21
Per share - assuming dilution
  Earnings (loss) from
   continuing operations         .54          .63        (.08)          .40
  Earnings (loss) from
   discontinued operations       .03          .04        (.12)            -
  Net earnings (loss)(1)         .57          .65        (.20)          .40
Market price(2)
  High                        $55.44       $59.44      $62.88        $57.13
  Low                         $46.00       $51.81      $48.13        $51.50
-------------------------------------------------------------------------------

(1) Net earnings in the second quarter 1998 include the cumulative effect of a change in accounting principle of $11 or $.02 per share (see Note 4).

(2) Stock prices on or before March 30, 1998 are not adjusted to reflect the spin-off (see Note 3).

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



/s/ Dale F. Morrison
-------------------------------------
Dale F. Morrison
President and Chief Executive Officer



/s/ Basil L. Anderson
-------------------------------------
Basil L. Anderson
Executive Vice President and Chief Financial Officer



/s/ Gerald S. Lord
-------------------------------------
Gerald S. Lord
Vice President - Controller

September 2, 1999



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners and Directors
of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 1, 1999 and August 2, 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 1, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------------
Thirty South Seventeenth Street
Philadelphia, Pennsylvania
September 2, 1999

SIX-YEAR REVIEW - CONSOLIDATED
(millions, except per share amounts)

Fiscal Year                                       1999(1)     1998(2)      1997(3)      1996         1995         1994
------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
  Net sales                                      $6,424       $6,696       $6,614       $6,324       $5,881       $5,495
  Earnings before interest and taxes              1,270        1,248        1,149        1,191        1,039          947
  Earnings before taxes                           1,097        1,073          991        1,072          936          884
  Earnings from continuing operations               724          689          634          718          627          578
  Earnings (loss) from discontinued operations        -          (18)          79           84           71           52
  Net earnings                                      724          660          713          802          698          630
  Cash margin(4)                                   23.7%        22.6%        21.8%        23.5%        22.3%        21.6%

FINANCIAL POSITION
  Net assets of discontinued operations          $    -       $    -       $  632       $  659       $  697       $  615
  Plant assets - net                              1,726        1,723        2,044        2,179        2,093        1,938
  Total assets                                    5,522        5,633        6,196        6,368        6,088        4,752
  Total debt                                      3,317        2,570        2,657        1,606        1,719          981
  Shareowners' equity                               235          874        1,420        2,742        2,468        1,989

PER SHARE DATA
  Earnings from continuing operations - basic    $ 1.64       $ 1.52       $ 1.34       $ 1.44       $ 1.26       $ 1.15
  Earnings from continuing operations -
   assuming dilution                               1.63         1.50         1.33         1.43         1.25         1.14
  Net earnings - basic                             1.64         1.46         1.51         1.61         1.40         1.26
  Net earnings - assuming dilution                 1.63         1.44         1.49         1.59         1.39         1.24
  Dividends declared                               .885         .823          .75          .67          .61          .55

OTHER STATISTICS
  Capital expenditures                           $  297       $  256       $  252       $  357       $  340       $  354
  Number of shareowners (in thousands)               51           51           49           43           43           43
  Weighted average shares outstanding               441          454          472          498          498          501
  Weighted average shares outstanding -
   assuming dilution                                445          460          478          503          503          507
========================================================================================================================

(1) 1999 earnings from continuing operations include a net pre-tax restructuring charge of $36; $27 after tax or $.06 per share (basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22; $15 after tax or $.03 per share (basic and assuming dilution).

(2) 1998 earnings from continuing operations include a pre-tax restructuring charge of $262; $193 after tax or $.42 per share (basic and assuming dilution). Earnings from continuing operations also include a gain on a divestiture of $14; $9 after tax or $.02 per share (basic and assuming dilution). Net earnings include the cumulative effect of a change in accounting for business process reengineering costs of $11 or $.02 per share (basic and assuming dilution).

(3) 1997 earnings from continuing operations include a pre-tax restructuring charge of $204; $152 after tax or $.31 per share (basic and assuming dilution).

(4) Cash margin equals earnings before interest and taxes plus translation, depreciation, amortization and minority interest expense divided by net sales.

The company spun off its Specialty Foods segment in 1998 and accounted for it as a discontinued operation (see Note 3 to the Consolidated Financial Statements). All information has been reclassified accordingly.

All share and per share data reflect a 1997 two-for-one stock split.