Form 10-K405/A, Exhibit 13
period 2000-07-30
CAMPBELL SOUP CO
filed 2000-10-27
CIK 16732

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

OVERVIEW

     Net earnings were $714 million, or $1.65 per share, for 2000. (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) Comparisons to 1999 earnings are impacted by a fourth quarter pre-tax restructuring charge of $36 million, net of a $5 million reversal of a 1998 charge ($27 million after tax or $.06 per share). In addition, the results for 1999 included certain fourth quarter non-recurring costs of $22 million ($15 million after tax or $.03 per share). The non-recurring costs were related to the restructuring program, unusual costs of terminated acquisition studies and expenses associated with certain supply chain initiatives.

     Excluding the impact of the restructuring charge, net earnings declined 6% and earnings per share declined 2%. Excluding both the restructuring and non-recurring costs, earnings per share declined 4%. The earnings performance was largely driven by a 3% decline in shipments of U.S. soups.

SALES

     Sales in 2000 declined 2% to $6.27 billion from $6.42 billion. The decline was attributed to a 2% decrease due to volume and mix, 1% due to currency, 1% due to divestitures, offset by a 2% increase in selling prices. Sales in 1999 decreased 4% as follows: 6% decrease due to divestitures, 1% due to currency, offset by a 2% increase from higher selling prices and 1% growth from acquisitions.

     An analysis of net sales by segment follows:

                                                            % Change
                                                        2000/      1999/
(millions)             2000       1999       1998       1999       1998
---------------------------------------------------------------------------
Soup and Sauces      $4,306     $4,423     $4,427         (3)         -

Biscuits and
    Confectionery     1,462      1,430      1,522          2         (6)

Away From Home          533        507        453          5         12

Other                    28        126        343        (78)       (63)

Intersegment            (62)       (62)       (49)
---------------------------------------------------------------------------
                     $6,267     $6,424     $6,696         (2)        (4)
===========================================================================

     The 3% decline in sales from Soup and Sauces versus 1999 was primarily due to a 2% decrease in worldwide wet soup volume, driven by a 4.5% decline in U.S. soup consumption. International shipments declined 1%, primarily due to underperformance in the United Kingdom and Canada, offset by growth in Australia, Germany, and France. Total beverage sales declined due to a consumption decline for V8 Splash. Sales of U.S. sauces and prepared foods declined over the prior year.

     In 1999, sales from Soup and Sauces remained flat versus 1998. Sales were impacted by a 4% decline in worldwide wet soup volume driven by an 8% decline in U.S. wet soup volume resulting from the elimination of quarter-end promotions. This decline was partially offset by strong consumer demand for ready to serve Chunky soups and Swanson broths. International soup volume increased 7%, primarily due to the fiscal 1998 acquisition of Liebig in France. Beverages, driven by V8 Splash, continued to deliver strong sales growth in 1999. U.S. sauces and prepared food sales were down versus 1998.

     Sales from Biscuits and Confectionery increased 2% compared to 1999 primarily due to the performance of the core cracker business of Arnotts in Australia and Godiva Chocolatier, offsetting softness of Pepperidge Farm bakery products. Godiva recorded double-digit sales growth, due in part to new store openings.

     In 1999, Biscuits and Confectionery reported a decline in sales compared to 1998 primarily due to the divestiture of Delacre in June 1998. Excluding the impact of divestitures and currency, sales increased 6% led by Godiva Chocolatier with expansion of new retail outlets in North America, Japan, and Europe. Arnotts in Australia reported sales growth due to increased sales of higher value products.

     Sales grew 5% in Away From Home compared to 1999 behind growth in the core soup business through the expansion of Campbell's branded soup in university cafeterias, convenience stores and other outlets.

     Away From Home reported a 12% increase in sales in 1999 due in part to the acquisition of the Stockpot premium refrigerated soup brand in the first quarter of 1999.

     The decline in sales from Other in 2000 was due to the divestiture of Fresh Start Bakeries, Inc. in May 1999 and MacFarms in April 2000. The decline in sales from Other in 1999 was attributed to the full-year impact of the 1998 portfolio reconfiguration and the partial impact of the divestiture of Fresh Start Bakeries, Inc. In 1998, the company divested several non-strategic businesses, including Continental Sweets, a European confectionery and distribution business, Melbourne Mushrooms, an Australian mushroom business, and Spring Valley, an Australian beverage business.

GROSS MARGIN

     Gross margin, defined as net sales less cost of products sold, decreased by $15 million in 2000 due to lower sales. As a percent of sales, gross margin was 53.6% in 2000, 52.5% in 1999, and 51.7% in 1998. The improvements in gross margin percentage in 2000 and 1999 were due principally to higher selling prices, cost savings generated from global procurement initiatives and continued productivity gains in manufacturing facilities, which offset the adverse mix impact resulting from declines in U.S. wet soup volume.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MARKETING AND SELLING EXPENSES

     Marketing and selling expenses as a percent of sales were 25.9% in 2000, 25.4% in 1999, and 22.7% in 1998. The increase in 2000 was primarily due to incremental selling costs associated with new stores in the Godiva Chocolatier business. The increase in 1999 was driven by consumer and trade promotion for V8 Splash, Chunky soup and Pepperidge Farm products and the growth in retail stores in the Godiva business.

GENERAL AND ADMINISTRATIVE EXPENSES

     Administrative expenses as a percent of sales increased to 5.1% from 4.7% in 1999. The increase was primarily due to higher compensation costs and costs associated with the Away From Home infrastructure. In 1999, administrative expenses increased as a percent of sales to 4.7% from 4.5% in 1998. The increase was primarily due to investments in information systems, including costs associated with addressing the Year 2000 issue.

     Research and development expenses as a percent of sales remained unchanged.

     Other expenses increased as compared to the prior year primarily due to higher incentive compensation costs. In 1999, other expenses remained flat with 1998 as a result of higher amortization expense offset by lower incentive compensation costs and a non-recurring gain on a divestiture recorded in 1998.

OPERATING EARNINGS

     Segment operating earnings were relatively unchanged in 2000 as compared to the prior year. Excluding the 1999 net restructuring charge, segment earnings declined 3%. Segment operating earnings in 1999 increased 5% compared to 1998. Excluding the 1999 and 1998 restructuring charges of $36 million and $262 million, respectively, segment operating earnings decreased 10% in 1999.

     An analysis of operating earnings by segment follows:

                                                                  % Change
                                                              2000/      1999/
(millions)             2000       1999(1)       1998(2)       1999       1998
--------------------------------------------------------------------------------
Soup and Sauces      $1,081     $1,082        $1,109             -         (2)

Biscuits and
    Confectionery       213        215           206            (1)         4

Away From Home           53         57            53            (7)         8

Other                     -         (5)          (85)
--------------------------------------------------------------------------------
                      1,347      1,349         1,283             -          5

Corporate               (82)       (79)          (35)
--------------------------------------------------------------------------------
                     $1,265     $1,270        $1,248
================================================================================

(1) Contributions to earnings by segment included the effect of a fourth quarter 1999 pre-tax restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: Soup and Sauces - $22, Biscuits and Confectionery - $1, and Other - $13.

(2)  Contributions to earnings by segment included the effect of a third quarter
     1998 pre-tax restructuring charge of $262 as follows: Soup and Sauces -
     $135, Biscuits and Confectionery - $25, Away From Home - $4, and Other -
     $98.

     Earnings from Soup and Sauces declined 2% in 2000, excluding the 1999 net restructuring charge, due primarily to the decline in U.S. wet soup sales, combined with the declines in Pace, Franco-American, and beverages.

     Earnings from Soup and Sauces, excluding the restructuring charges, were down 11% in 1999, due to lower U.S. condensed soup shipments, increased marketing spending behind new business development, and weakness in sauces and prepared food categories.

     In 2000, earnings from Biscuits and Confectionery declined 1% primarily due to increased marketing costs behind the Pepperidge Farm Goldfish brand, offset by an increase in earnings from Arnotts and Godiva.

     In 1999, earnings from Biscuits and Confectionery, excluding the restructuring charges, were down 6% primarily due to increased marketing spending at Pepperidge Farm driven by the competitive environment in the cheese cracker category.

     Earnings from Away From Home declined 7% in 2000 due to higher costs associated with the new Stockpot manufacturing facility and increased investment in growth initiatives.

     In 1999, earnings from Away From Home remained flat versus 1998, excluding the restructuring charges. The increase in sales was offset by costs associated with supply chain initiatives and the expansion of Campbell branded products beyond traditional markets.

     Earnings from Other, excluding the 1999 net restructuring charge, declined in 2000 due to the divestitures of Fresh Start Bakeries, Inc. in May 1999 and MacFarms in April 2000.

     Earnings from Other, excluding the restructuring charges, declined 38% in 1999 due to the divestitures of several non-strategic businesses in 1998.

     Corporate expenses increased in 2000 due to an increase in compensation costs. The increase in corporate expenses in 1999 was primarily attributed to increases in unallocated general and administrative costs, including costs associated with addressing the Year 2000 issue and other information system investments, and the costs of terminated acquisition studies. In 1998, corporate expenses were partially offset by a gain from a divestiture.

NON-OPERATING ITEMS

     Interest expense increased 8% in 2000 due to an increase in interest rates during the period, primarily on commercial paper. Interest expense declined 3% in 1999 primarily due to lower interest rates compared to 1998.

     The effective tax rate was 33.7% in 2000. The rate was favorably impacted by a lower effective rate on foreign earnings, primarily driven by a reduction in the Australian

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

statutory rate. The 1999 effective tax rate was 34% compared to 35.8% in 1998. Excluding the restructuring charges, the effective tax rate was 33.7% in 1999 and 34% in 1998. The 1999 rate was favorably impacted by a federal tax refund recorded during the year.

DISCONTINUED OPERATIONS

     On March 30, 1998, the company completed the spin-off of its Specialty Foods segment to its shareowners as an independent publicly-traded company (Vlasic Foods International Inc.). Accordingly, the company reported the net operating results and net assets as a discontinued operation. The 1998 loss from discontinued operations included eight months of operations, a third quarter 1998 restructuring charge of $22 million ($.05 per share) and spin-off costs of $38 million ($.08 per share). The restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities. The spin-off costs primarily consisted of taxes and legal and advisory services incurred in connection with the transaction. Earnings from discontinued operations, before restructuring charges and spin-off costs, were $42 million in 1998. See Note 3 to the Consolidated Financial Statements for further discussion of discontinued operations.

RESTRUCTURING CHARGES

     A restructuring charge included in earnings from continuing operations of $41 million ($30 million after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge related to the streamlining of certain North American and European production and administrative facilities and the anticipated cost of a divestiture of a non-strategic business with annual sales of approximately $25 million.

     The restructuring charge included approximately $20 million in cash charges primarily related to severance and employee benefit costs. The remaining balance included non-cash charges related to the disposition of plant assets and the divestiture. The company substantially completed the restructuring and divestiture program in 2000.

     A $5 million ($3 million after tax or $.01 per share) reversal of the 1998 restructuring charge was also recorded in the fourth quarter of 1999. The reversal reflected the net impact of changes in estimates and modifications to the original program. The initial charge for the third quarter 1998 program was $262 million ($193 million after tax or $.42 per share). This program was designed to improve operational efficiency by rationalizing certain U.S., European and Australian production and administrative facilities and divesting non-strategic businesses. This program was completed by the second quarter 2000.

     See Note 6 to the Consolidated Financial Statements for further discussion of the programs.

LIQUIDITY AND CAPITAL RESOURCES

     Strong cash flows from operations, a strong balance sheet and interest coverage demonstrate the company's financial strength.

     CASH FLOWS FROM OPERATIONS provided $1.2 billion in 2000, compared to $954 million in 1999. The increase was primarily due to improvements in working capital. Over the last three years, operating cash flows totaled approximately $3 billion. This strong cash generating capability provides the company with substantial financial flexibility in meeting operating and investing objectives and in executing the company's ongoing share repurchase program.

     CAPITAL EXPENDITURES were $200 million in 2000, representing a decrease of $97 million over 1999. Capital expenditures are projected to be approximately $230 million in 2001.

     SALE OF BUSINESSES represents the divestiture of MacFarms in 2000 and Fresh Start Bakeries, Inc. in 1999.

     LONG-TERM BORROWINGS in 1999 represented the issuance of $300 million 4.75% notes due October 31, 2003. The proceeds of these notes were used primarily to repay short-term borrowings. There were no new long-term borrowings in 2000. The company has $600 million available under a shelf registration as of July 30, 2000.

     SHORT-TERM BORROWINGS decreased over 1999 primarily due to the increase in cash flows from operations.

     The company has financial resources available, including unconditional lines of credit totaling approximately $1.8 billion, and has ready access to financial markets around the world. The pre-tax interest coverage ratio was 6.2 for 2000 compared to 6.9 for 1999, before the net restructuring charge.

     DIVIDEND PAYMENTS decreased $2 million or 1% to $384 million in 2000, compared to $386 million in 1999 due to lower shares outstanding as a result of the share repurchase program. Dividends declared in 2000 totaled $.90 per share, up from $.885 per share in 1999. The 2000 fourth quarter rate was $.225 per share.

     CAPITAL STOCK REPURCHASES totaled 10.7 million shares at a cost of $394 million during 2000, compared to repurchases of 21.8 million shares at a cost of $1 billion in 1999. The company's Board of Directors approved a three-year $2 billion share repurchase program in 1998. By repurchasing shares, the company expects to utilize existing cash and debt capacity to lower its cost of capital and increase returns to shareowners. The company's long-term strategy is to repurchase approximately 2% of its outstanding shares annually.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     TOTAL ASSETS declined 6% to $5.2 billion primarily due to a decrease in accounts receivable, inventory, plant assets and intangible assets.

     TOTAL LIABILITIES decreased to $5.1 billion, versus $5.3 billion in 1999 principally due to lower debt levels.

     TOTAL SHAREOWNERS' EQUITY on a book basis declined from $235 million in 1999 to $137 million in 2000 primarily due to the share repurchases.

INFLATION

     Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies, and managing capital investments in its manufacturing and administrative facilities.

MARKET RISK SENSITIVITY

     The principal market risks to which the company is exposed are changes in interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which account for approximately 25% of 2000 net sales, are concentrated principally in Germany, France, the United Kingdom, Canada and Australia. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps and forward contracts. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

     The company principally uses a combination of purchase orders and various short and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity future contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. At July 30, 2000 and August 1, 1999 the notional values and unrealized gains or losses on commodity contracts held by the company were not material.

     The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of July 30, 2000. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 18 and 20 to the Consolidated Financial Statements.

     The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end.

     The company also had certain interest rate swaps outstanding at August 1, 1999, which matured in 2000. With these instruments, $100 million of commercial paper borrowings was converted to fixed (8.24%) and $150 million of fixed-rate debt (5.76%) was converted to variable. The fair value of the swaps was $2 million at August 1, 1999.

EXPECTED FISCAL YEAR OF MATURITY
(US$ equivalents in millions)

                                                                                      There-               Fair
                                    2001      2002      2003         2004     2005    after       Total    Value
----------------------------------------------------------------------------------------------------------------
DEBT

  Fixed rate                         $119        $5      $300        $401(1)    $1      $511     $1,337   $1,330

  Weighted average interest rate     7.06%     5.71%     6.15%       4.97%     9.0%     7.70%      6.47%
----------------------------------------------------------------------------------------------------------------
  Variable rate
$1,754                                                        $1,754    $1,754

  Weighted average interest rate     6.57%                                                         6.57%
----------------------------------------------------------------------------------------------------------------

(1)  $100 million callable in 2001

As of August 1, 1999,  fixed-rate  debt of  approximately  $1.5  billion with an average  interest rate of 6.36% and  variable-rate  debt of  approximately  $1.8 billion with an average interest rate of 5.09% was outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The company is exposed to foreign currency exchange risk related to its international operations, including net investments in subsidiaries and subsidiary debt which is denominated in currencies other than the functional currency of those businesses. The table below summarizes the cross-currency swaps outstanding as of July 30, 2000 which hedge these exposures. The notional amounts of each currency and the related weighted average forward interest rates are presented in the Cross-Currency Swaps table.

CROSS-CURRENCY SWAPS
(US$ equivalents in millions)

                                        Interest        Notional
                        Expiration          Rate           Value
----------------------------------------------------------------
Pay fixed DM                               5.71%

Receive fixed US$          2001            7.56%            $107
----------------------------------------------------------------
Pay variable FrF                           5.40%

Receive variable US$       2003            7.38%            $110
----------------------------------------------------------------

The aggregate fair value of the contracts was $22 million as of July 30, 2000.

The notional amount and fair value of cross-currency contracts outstanding at August 1, 1999 were $333 million and $3 million, respectively. These contracts, except for the variable French Franc contract included in the table above, expired in 2000.

     The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of particular subsidiaries. The company utilizes foreign currency forward purchase and sale contracts in order to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding with the weighted average contract exchange rates as of July 30, 2000.

FORWARD EXCHANGE CONTRACTS
(US$ equivalents in millions)

                                               Average
                            Contract       Contractual
                              Amount     Exchange Rate
------------------------------------------------------
Receive CAD/Pay US$            $145               1.47

Receive EUR/Pay US$            $ 63               0.94

Receive EUR/Pay GBP            $ 15               0.61

Receive BEF/Pay JPY            $  3               2.61

Receive CHF/Pay US$            $  3               1.65
------------------------------------------------------

The company has an additional $7 million in a number of smaller contracts to purchase or sell various other currencies, principally Australian, as of July
30, 2000. The aggregate fair value of the contracts, which is not material to any individual contract, was $(3) million as of July 30, 2000. Total forward exchange contracts outstanding as of August 1, 1999 were $177 million.


     The company has swap contracts outstanding as of July 30, 2000 which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company capital stock. The notional value of the contract that includes the return on the Standard & Poor's 500 Index was $29 million at July 30, 2000 and $26 million at August 1, 1999. The average forward interest rate applicable to this contract, which expires in 2001, is 6.96% at July 30, 2000. The notional value of the contract that includes the total return on company capital stock was $50 million at July 30, 2000 and $76 million at August 1, 1999. The forward interest rate applicable to this contract, which expires in 2003, is 7.06% at July 30, 2000. The net cost to settle these contracts was $25 million at July 30, 2000. Gains and losses on the contracts are recognized as adjustments to the carrying value of the underlying obligations.

     The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and market effects and the company's acquisition and divestiture activities.

RECENT DEVELOPMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is required to adopt this statement in the first quarter of 2001. The cumulative effect of adoption will not be material. The impact of SFAS No. 133 on the company's future results will be dependent upon the fair values of the company's derivatives and related financial instruments and could result in increased volatility.

     In March 2000, the Emerging Issues Task Force (EITF) released Issue 00-07, "Application of EITF Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,' to Equity Derivative Transactions That Contain Certain Provisions That Require Cash Settlement If Certain Events Outside the Control of the Issuer Occur." The EITF reached a consensus that equity derivative contracts that include any provision that could require net cash settlement can no longer be accounted for as equity. Such contracts are initially recorded at fair value and must be accounted for as an asset or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

liability with subsequent changes in the fair value of the derivative included in earnings. Similarly the EITF reached a consensus that equity derivative contracts with any provisions that could require physical settlement by a cash payment to the counterparty in exchange for the issuer's shares can no longer be accounted for as permanent equity. Instead, the contracts should be classified as temporary or mezzanine equity. Both of these conclusions do not allow for an evaluation of the likelihood that otherwise unlikely or remote events would trigger cash settlement.

     In September 2000, the EITF reached a consensus clarifying instances when it is appropriate to classify such contracts in shareowners' equity in Issue 00-19 "Determination of Whether Share Settlement is within the Control of the Company for Purposes of Applying Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'."

     The company has a forward stock purchase contract outstanding that is accounted for as permanent equity. See Note 21 to the Consolidated Financial Statements. The company is evaluating the impact of the EITF Issues and possible amendments to contract provisions with the counterparty. The EITF concluded that the consensus should be applied to new contracts entered into after the date of the final consensus and to existing contracts that remain outstanding on June 30, 2001. The ultimate resolution and impact of the accounting for the contract will be dependent upon the results of the review of contract provisions with the counterparty and fluctuations in the company's share price.

     In May 2000, the EITF issued a consensus on Issue 00-14 "Accounting for Certain Sales Incentives." The EITF concluded that certain consumer and trade sales promotion expenses should be classified as a reduction of sales rather than as marketing expenses. In September 2000, the EITF reached a final consensus in Issue 00-10 on "Accounting for Shipping and Handling Costs" that such costs cannot be reported as a reduction of revenue. The company currently classifies certain shipping and handling costs as a reduction of sales. The company is currently evaluating the impact of these Issues, which are expected to become effective in the fourth quarter 2001. Upon adoption, prior period amounts will be restated to conform with the new requirements. As reclassifications, these changes will not have a material effect on the company's financial position or earnings.

     On September 7, 2000, the company issued a press release announcing results for fiscal 2000 and commented on analysts' expectations for the first quarter of fiscal 2001 and the outlook for earnings per share for the full year.

FORWARD-LOOKING STATEMENTS

     This 2000 Annual Report contains certain statements, which reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company has tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties.

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

     - the availability of new acquisition and alliance opportunities that build shareowner wealth;

     - the company's ability to achieve its cost savings objectives, including the projected outcome of supply chain management programs;

     - the difficulty of predicting the pattern of inventory movements by the company's trade customers; and

     - the impact of unforeseen economic and political changes in international markets where the company competes such as currency exchange rates, inflation rates, recession, foreign ownership restrictions and other external factors over which the company has no control.

     This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook.

CONSOLIDATED STATEMENTS OF EARNINGS
(millions, except per share amounts)

                                                                          2000              1999               1998
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                $6,267             $6,424            $6,696
----------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of products sold                                                   2,908              3,050              3,233
  Marketing and selling expenses                                          1,622              1,634              1,518
  Administrative expenses                                                   319                304                300
  Research and development expenses                                          64                 66                 71
  Other expenses (Note 7)                                                    89                 64                 64
  Restructuring charges (Note 6)                                              -                 36                262
----------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                  5,002              5,154              5,448
----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST AND TAXES                                        1,265              1,270              1,248
Interest expense (Note 8)                                                   198                184                189
Interest income                                                              10                 11                 14
----------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                     1,077              1,097              1,073
Taxes on earnings (Note 11)                                                 363                373                384
----------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                         714                724                689
LOSS FROM DISCONTINUED OPERATIONS (NOTE 3)                                    -                  -                (18)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NOTE 4)                  -                  -                (11)
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                             $  714             $  724            $   660
======================================================================================================================
PER SHARE - BASIC
Earnings from continuing operations                                      $ 1.68             $ 1.64            $  1.52
Loss from discontinued operations                                             -                  -               (.04)
Cumulative effect of change in accounting principle                           -                  -               (.02)
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                             $ 1.68             $ 1.64            $  1.46
======================================================================================================================
Weighted average shares outstanding - basic                                 425                441                454
======================================================================================================================
PER SHARE - ASSUMING DILUTION
Earnings from continuing operations                                      $ 1.65             $ 1.63            $  1.50
Loss from discontinued operations                                             -                  -               (.04)
Cumulative effect of change in accounting principle                           -                  -               (.02)
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                             $ 1.65             $ 1.63            $  1.44
======================================================================================================================
Weighted average shares outstanding - assuming dilution                     432                445                460
======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(millions, except per share amounts)

                                                                                   JULY 30, 2000      August 1, 1999
---------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                $    27             $     6
Accounts receivable (Note 12)                                                                443                 541
Inventories (Note 13)                                                                        571                 615
Other current assets (Note 14)                                                               127                 132
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       1,168               1,294
---------------------------------------------------------------------------------------------------------------------
PLANT ASSETS, NET OF DEPRECIATION (NOTE 15)                                                1,644               1,726
INTANGIBLE ASSETS, NET OF AMORTIZATION (NOTE 16)                                           1,767               1,910
OTHER ASSETS (NOTE 17)                                                                       617                 592
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $ 5,196             $ 5,522
=====================================================================================================================
CURRENT LIABILITIES
Notes payable (Note 18)                                                                  $ 1,873             $ 1,987
Payable to suppliers and others                                                              509                 511
Accrued liabilities                                                                          360                 415
Dividend payable                                                                              95                  97
Accrued income taxes                                                                         195                 136
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  3,032               3,146
---------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (NOTE 18)                                                                   1,218               1,330
NONPENSION POSTRETIREMENT BENEFITS (NOTE 10)                                                 364                 394
OTHER LIABILITIES (NOTE 19)                                                                  445                 417
---------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          5,059               5,287
---------------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY (NOTE 21)
Preferred stock; authorized 40 shares; none issued                                             -                   -
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares                     20                  20
Capital surplus                                                                              344                 382
Earnings retained in the business                                                          4,373               4,041
Capital stock in treasury, 121 shares in 2000 and 113 shares in 1999, at cost             (4,373)             (4,058)
Accumulated other comprehensive income                                                      (227)               (150)
---------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                    137                 235
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                $ 5,196             $ 5,522
=====================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

                                                       2000         1999         1998
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Earnings from continuing operations                 $   714      $   724      $   678
Non-cash charges to net earnings
    Cumulative effect of accounting change                -            -           11
    Restructuring charges                                 -           36          262
    Depreciation and amortization                       251          255          261
    Deferred taxes                                       17           78          (21)
    Other, net                                           20            5           53
Changes in working capital
    Accounts receivable                                  90          108         (159)
    Inventories                                          23          (58)         (29)
    Other current assets and liabilities                 50         (194)        (116)
--------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES             1,165          954          940
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets                              (200)        (297)        (256)
Sales of plant assets                                     7            9          148
Businesses acquired                                       -         (105)        (478)
Sales of businesses                                      11          103          200
Other, net                                              (22)         (32)          (5)
--------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                  (204)        (322)        (391)
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings                                      -          323          305
Repayments of long-term borrowings                       (7)          (8)         (36)
Short-term borrowings                                 1,028        1,537        1,847
Repayments of short-term borrowings                  (1,206)      (1,111)      (2,187)
Dividends paid                                         (384)        (386)        (367)
Treasury stock purchases                               (394)      (1,026)        (669)
Treasury stock issuances                                 20           35           64
--------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                  (943)        (636)      (1,043)
--------------------------------------------------------------------------------------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS              -            -          511
--------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                   3           (6)         (18)
--------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                  21          (10)          (1)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR             6           16           17
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR             $    27      $     6      $    16
======================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(millions, except per share amounts)


                                                   Capital Stock
                                      --------------------------------------              Earnings   Accumulated      Total
                                           Issued             In Treasury                 Retained    Other Com-     Share-
                                      ----------------     -----------------    Capital     in the    prehensive     owners'
                                      Shares    Amount     Shares     Amount    Surplus   Business        Income     Equity
----------------------------------------------------------------------------------------------------------------------------
Balance at August 3, 1997                542       $20        (84)   $(2,459)      $338     $3,571        $  (50)    $1,420
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net earnings                                                                                 660                      660
  Foreign currency
     translation adjustments                                                                                (114)      (114)
Dividends ($.823 per share)                                                                   (375)                    (375)
Treasury stock purchased                                      (13)      (669)                                          (669)
Treasury stock issued under
  management incentive and
  stock option plans                                            3         45         57                                 102
Spin-off of Specialty Foods
  segment                                                                                     (150)                    (150)
----------------------------------------------------------------------------------------------------------------------------
Balance at August 2, 1998                542        20        (94)    (3,083)       395      3,706          (164)       874
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net earnings                                                                                 724                      724
  Foreign currency
     translation adjustments                                                                                  14         14
Dividends ($.885 per share)                                                                   (389)                    (389)
Treasury stock purchased                                      (22)    (1,026)                                        (1,026)
Treasury stock issued under
   management incentive and
   stock option plans                                           3         51        (13)                                 38
----------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1999                542        20       (113)    (4,058)       382      4,041          (150)       235
----------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
  NET EARNINGS                                                                                 714                      714
  FOREIGN CURRENCY
     TRANSLATION ADJUSTMENTS                                                                                 (77)       (77)
DIVIDENDS ($.90 PER SHARE)                                                                    (382)                    (382)
TREASURY STOCK PURCHASED                                      (11)      (394)                                          (394)
TREASURY STOCK ISSUED UNDER
  MANAGEMENT INCENTIVE AND
  STOCK OPTION PLANS                                            3         79        (38)                                 41
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 30, 2000                 542       $20       (121)   $(4,373)      $344     $4,373         $(227)    $  137
============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION - The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

     FISCAL YEAR - The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2000, 1999 and 1998.

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

     NEW ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The company is required to adopt this statement in the first quarter of 2001. The cumulative effect of adoption will not be material. The impact of SFAS No. 133 on the company's future results will be dependent upon the fair values of the company's derivatives and related financial instruments and could result in increased volatility.

     In March 2000, the Emerging Issues Task Force (EITF) released Issue 00-07, "Application of EITF Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,' to Equity Derivative Transactions That Contain Certain Provisions That Require Cash Settlement If Certain Events Outside the Control of the Issuer Occur." The EITF reached a consensus that equity derivative contracts that include any provision that could require net cash settlement can no longer be accounted for as equity. Such contracts are initially recorded at fair value and must be accounted for as an asset or liability with subsequent changes in the fair value of the derivative included in earnings. Similarly the EITF reached a consensus that equity derivative contracts with any provisions that could require physical settlement by a cash payment to the counterparty in exchange for the issuer's shares can no longer be accounted for as permanent equity. Instead, the contracts should be classified as temporary or mezzanine equity. Both of these conclusions do not allow for an evaluation of the likelihood that otherwise unlikely or remote events would trigger cash settlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

     In September 2000, the EITF reached a consensus clarifying instances when it is appropriate to classify such contracts in shareowners' equity in Issue 00-19 "Determination of Whether Share Settlement is within the Control of the Company for Purposes of Applying Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'."

     The company has a forward stock purchase contract outstanding that is accounted for as permanent equity. See Note 21. The company is evaluating the impact of the EITF Issues and possible amendments to contract provisions with the counterparty. The EITF concluded that the consensus should be applied to new contracts entered into after the date of the final consensus and to existing contracts that remain outstanding on June 30, 2001. The ultimate resolution and impact of the accounting for the contract will be dependent upon the results of the review of contract provisions with the counterparty and fluctuations in the company's share price.

     In May 2000, the EITF issued a consensus on Issue 00-14 "Accounting for Certain Sales Incentives." The EITF concluded that certain consumer and trade sales promotion expenses should be classified as a reduction of sales rather than as marketing expenses. In September 2000, the EITF reached a final consensus in Issue 00-10 on "Accounting for Shipping and Handling Costs" that such costs cannot be reported as a reduction of revenue. The company currently classifies certain shipping and handling costs as a reduction of sales. The company is currently evaluating the impact of these Issues, which are expected to become effective in the fourth quarter 2001. Upon adoption, prior period amounts will be restated to conform with the new requirements. As reclassifications, these changes will not have a material effect on the company's financial position or earnings.


2. COMPREHENSIVE INCOME

     In 1999, the company adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income," issued in June 1997. SFAS No. 130 establishes a standard for reporting of comprehensive income, which is comprised of net income and other comprehensive income items, in the financial statements. Other comprehensive income includes items recorded in shareowners' equity that are not the result of transactions with shareowners, such as foreign currency translation adjustments. As of July 30, 2000 and August 1, 1999, accumulated other comprehensive income, as reflected in the statements of shareowners' equity, represents the cumulative translation adjustment.


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

     Results of discontinued operations for the eight-month period ended March 29, 1998 were as follows:


---------------------------------------------------------------------------------
Net sales                                                                   $809
=================================================================================
Earnings before taxes                                                       $ 41
Taxes on earnings                                                             21
---------------------------------------------------------------------------------
Earnings from operations                                                      20
Spin-off costs                                                                38
---------------------------------------------------------------------------------
Loss from discontinued operations                                           $(18)
=================================================================================


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

     The Soup and Sauces segment includes the worldwide soup businesses, Prego spaghetti sauces, Pace Mexican sauces, Franco-American pastas and gravies, Swanson broths, and V8 and V8 Splash beverages. The Biscuits and Confectionery segment includes the Godiva Chocolatier, Pepperidge Farm and Arnotts businesses. The Delacre business, which was divested in June 1998, was also included in this segment. Away From Home represents the distribution of products, including Campbell's soups and Campbell's Specialty Kitchen entrees, to the food service and home meal replacement markets.

     Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in the summary of significant accounting policies included in Note 1. The company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


evaluates segment performance based on earnings before interest and taxes, excluding certain non-recurring charges. Away From Home products are principally produced by the tangible assets of the company's other segments, except for the Stockpot premium refrigerated soups, which are produced in a separate facility, and certain frozen products which are produced under contract manufacturing agreements. Accordingly, with the exception of the designated Stockpot facility, plant assets have not been allocated to the Away From Home segment. Depreciation and amortization are allocated to Away From Home based on budgeted production hours. Transfers between segments are recorded at cost plus mark-up or at market.

     Information about operations by business segment is as follows:

BUSINESS SEGMENTS

                                 BISCUITS &  AWAY            CORPORATE
                         SOUP &     CONFEC-  FROM             & ELIMI-
2000                     SAUCES     TIONERY  HOME  OTHER(1)  NATIONS(2)   TOTAL
-------------------------------------------------------------------------------
NET SALES                $4,306       1,462   533       28        (62)   $6,267

EARNINGS BEFORE
    INTEREST AND TAXES   $1,081         213    53        -        (82)   $1,265

DEPRECIATION AND
    AMORTIZATION         $  126          83    16        1         25    $  251

CAPITAL
    EXPENDITURES         $  119          64     4        -         13    $  200

SEGMENT ASSETS           $2,750       1,364   371        7        704    $5,196
-------------------------------------------------------------------------------

                                   Biscuits &  Away            Corporate
                           Soup &     Confec-  From             & Elimi-
1999                       Sauces     tionery  Home  Other(1)  nations(2)   Total
---------------------------------------------------------------------------------
Net sales                  $4,423       1,430   507      126         (62)  $6,424

Earnings before
    interest and taxes(3)  $1,082         215    57       (5)        (79)  $1,270

Depreciation and
    amortization           $  128          84    13        9          21   $  255

Capital
    expenditures           $  164          70    32       10          21   $  297

Segment assets             $2,975       1,461   349       38         699   $5,522
---------------------------------------------------------------------------------

                                   Biscuits &  Away            Corporate
                           Soup &     Confec-  From             & Elimi-
1998                       Sauces     tionery  Home  Other(1)  nations(2)   Total
---------------------------------------------------------------------------------
Net sales                  $4,427       1,522   453      343         (49)  $6,696

Earnings before
    interest and taxes(4)  $1,109         206    53      (85)        (35)  $1,248

Depreciation and
    amortization           $  132          86    11       15          17   $  261

Capital
    expenditures           $  135          87     -       14          20   $  256

Segment assets             $3,105       1,402   202      208         716   $5,633
---------------------------------------------------------------------------------


(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

(3) Contributions to earnings before interest and taxes by segment included the effects of a fourth quarter 1999 restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: Soup and Sauces - $22, Biscuits and Confectionery - $1, and Other - $13.

(4) Contributions to earnings before interest and taxes by segment included the effects of a third quarter 1998 restructuring charge of $262 as follows:
     Soup and Sauces - $135, Biscuits and Confectionery - $25, Away From Home - $4, and Other - $98.


GEOGRAPHIC AREA INFORMATION

     Information about operations in different geographic areas is as follows:

                                                 2000         1999         1998
--------------------------------------------------------------------------------
Net sales

    United States                              $4,668       $4,804       $4,850

    Europe                                        568          630          859

    Australia/Asia Pacific                        637          616          627

    Other countries                               467          438          417

    Adjustments and eliminations                  (73)         (64)         (57)
--------------------------------------------------------------------------------
Consolidated                                   $6,267       $6,424       $6,696
================================================================================

                                                 2000         1999         1998
--------------------------------------------------------------------------------
Earnings before interest and taxes

    United States                              $1,112       $1,163       $1,124

    Europe                                         60           45           36

    Australia/Asia Pacific                         89           63           50

    Other countries                                86           78           73
--------------------------------------------------------------------------------
Segment earnings before
    interest and taxes                          1,347        1,349        1,283

Unallocated corporate
    expenses                                      (82)         (79)         (35)
--------------------------------------------------------------------------------
Consolidated                                   $1,265       $1,270       $1,248
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

GEOGRAPHIC AREA INFORMATION (CONTINUED)

                                                 2000         1999         1998
--------------------------------------------------------------------------------
Identifiable assets

    United States                              $2,616       $2,742       $2,820

    Europe                                        533          614          679

    Australia/Asia Pacific                        852          991          925

    Other countries                               491          476          493

    Corporate                                     704          699          716
--------------------------------------------------------------------------------
Consolidated                                   $5,196       $5,522       $5,633
================================================================================

     Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The 1999 net restructuring charge of $36 is allocated to geographic regions as follows:
United States - $10, Europe - $14, and Australia/Asia Pacific - $12. The 1998 restructuring charge of $262 is allocated to geographic regions as follows:
United States - $200, Europe - $36, Australia/Asia Pacific - $21, and Other -
$5.


6. RESTRUCTURING PROGRAM

     A restructuring charge included in earnings from continuing operations of $41 ($30 after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge related to the streamlining of certain North American and European production and administrative facilities and the anticipated cost of a divestiture of a non-strategic business with annual sales of approximately $25.

     The restructuring charge included approximately $20 in cash charges primarily related to severance and employee benefit costs. The remaining balance included non-cash charges related to the disposition of plant assets and the divestiture. The restructuring and divestiture program was substantially completed in 2000.

     A $5 ($3 after tax or $.01 per share) reversal of the 1998 restructuring charge was also recorded in the fourth quarter 1999. The reversal reflected the net impact of changes in estimates and modifications to the original program. Two manufacturing facilities scheduled for closure in 1999 were not taken out of service due to changes in business and economic conditions subsequent to the original charge, while additional asset rationalization and plant recon-figuration strategies were implemented which resulted in incremental headcount reductions. The initial charge for the third quarter 1998 program was $262 ($193 after tax or $.42 per share). This program was designed to improve operational efficiency by rationalizing certain U.S., European and Australian production and administrative facilities and divesting non-strategic businesses. This program was completed by the second quarter 2000.

     A summary of restructuring reserves at July 30, 2000, and related activity described above is as follows:

                                           Balance at                BALANCE AT
                                             August 1,                  JULY 30,
                                                 1999    Spending          2000
--------------------------------------------------------------------------------
Losses on asset dispositions
    and divestitures                              $19         (19)          $ -

Severance and benefits                             38         (27)           11

Other exit costs                                    3          (3)            -
--------------------------------------------------------------------------------
Total                                             $60         (49)          $11
================================================================================


7. OTHER EXPENSES

                                                  2000        1999         1998
--------------------------------------------------------------------------------
Stock price related
    incentive programs                            $ 26        $ 15         $ 27

Amortization of intangible
    and other assets                                55          58           53

Minority interests                                   1           1            6

Other, net                                           7         (10)         (22)
--------------------------------------------------------------------------------
                                                  $ 89        $ 64         $ 64
================================================================================


8. INTEREST EXPENSE

                                                  2000        1999         1998
--------------------------------------------------------------------------------
Interest expense                                  $204        $190         $194

Less: Interest capitalized                           6           6            5
--------------------------------------------------------------------------------
                                                  $198        $184         $189
================================================================================


9. ACQUISITIONS

     In the first quarter of 1999, the company acquired the Stockpot premium refrigerated soup business, which is predominantly a U.S. food service business, for $105.

     During 1998, the company acquired the Liebig soup business in France for approximately $180. Also, in 1998 Arnotts purchased the remaining outstanding ordinary shares held by its minority shareholders for an aggregate purchase price of approximately $290. Prior to the transaction, the company owned approximately 70% of Arnotts.

     Acquisitions were accounted for using the purchase method of accounting and accordingly, results of operations of the acquired companies are included in the consolidated financial statements from the dates the acquisitions were consummated. Proforma financial information of the acquisitions would not have had a material effect on net sales, net earnings or earnings per share for 1999 and 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


     The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                                                         1999               1998
--------------------------------------------------------------------------------
Working capital                                          $  1               $ 32

Fixed assets                                                5                 19

Intangibles                                               105                360

Other liabilities                                          (6)                 -

Minority interests                                          -                 67
--------------------------------------------------------------------------------
                                                         $105               $478
================================================================================


10. PENSION AND POSTRETIREMENT BENEFITS

     PENSION BENEFITS - Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentage of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

     Pension coverage for employees of certain non-U.S. subsidiaries are provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

     POSTRETIREMENT BENEFITS - The company provides postretirement benefits including healthcare and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to healthcare coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees close to retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

     Components of net periodic benefit cost:

                                                           Pension
                                              ----------------------------------
                                               2000          1999          1998
--------------------------------------------------------------------------------
Service cost                                  $  37         $  29         $  31

Interest cost                                   103            91            94

Expected return
    on plan assets                             (150)         (142)         (135)

Amortization of net
    transition obligation                        (3)           (3)           (3)

Amortization of prior
    service cost                                  5             5             5

Recognized net
    actuarial (gain) loss                         6             5             4

Curtailment                                       1             -             -
--------------------------------------------------------------------------------
Net periodic pension
    income                                    $  (1)        $ (15)        $  (4)
================================================================================

                                                        Postretirement
                                               --------------------------------
                                               2000          1999          1998
--------------------------------------------------------------------------------
Service cost                                   $  5          $ 10          $ 11

Interest cost                                    18            19            22

Amortization of prior
    service cost                                (11)           (6)           (4)

Amortization of net
    (gain) loss                                 (12)           (9)          (11)

Settlement                                       (3)            -             -
--------------------------------------------------------------------------------
Net periodic
    postretirement
    (income) expense                           $ (3)         $ 14          $ 18
================================================================================

Change in benefit obligation:

                                         Pension               Postretirement
                                 --------------------      --------------------
                                    2000         1999         2000         1999
--------------------------------------------------------------------------------
Obligation at
    beginning of year             $1,405       $1,332         $246         $313

Service cost                          37           29            5           10

Interest cost                        103           91           18           19

Plan amendments                        7            3          (14)         (33)

Actuarial (gain) loss                 (7)          62           35          (38)

Special termination
    benefits                           -            6            -            -

Settlement                             -            -           (2)           -

Curtailment                           (2)           -            -            -

Benefits paid                       (116)        (119)         (28)         (25)

Foreign currency
    adjustment                         1            1            -            -
--------------------------------------------------------------------------------
Benefit obligation at
    end of year                   $1,428       $1,405         $260         $246
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


Change in the fair value of pension plan assets:

                                                          2000             1999
--------------------------------------------------------------------------------
Fair value at beginning of year                         $1,740           $1,674

Actual return on plan assets                               218              177

Employer contributions                                       2                2

Benefits paid                                             (112)            (115)

Foreign currency adjustment                                 (2)               2
--------------------------------------------------------------------------------
Fair value at end of year                               $1,846           $1,740
================================================================================

Funded status as recognized in the Consolidated Balance Sheet:

                                              Pension            Postretirement
                                         ----------------      -----------------
                                          2000       1999       2000       1999
--------------------------------------------------------------------------------
Funded status at
    end of year                           $418       $335      $(260)     $(246)

Unrecognized prior
    service cost                            60         61        (44)       (43)

Unrecognized
    (gain) loss                            (94)       (14)       (79)      (124)

Unrecognized net
    transition obligation                   (1)        (4)         -          -
--------------------------------------------------------------------------------
Net amount
    recognized                            $383       $378      $(383)     $(413)
================================================================================

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at July 30, 2000 and August 1, 1999.


Weighted-average assumptions at end of year:

                                                          Pension
                                            ------------------------------------
                                             2000           1999           1998
--------------------------------------------------------------------------------
Discount rate for
    benefit obligation                       7.75%          7.50%          7.00%

Expected return
    on plan assets                          10.50%         10.50%         10.25%

Rate of compensation
    increases                                4.50%          4.50%          4.50%
--------------------------------------------------------------------------------

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.75% in 2000 and 7.50% in 1999. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 5%, declining to 4.50% in 2001 and continuing at 4.50% thereafter.

     A one percentage point change in assumed health care costs would have the following effects on 2000 reported amounts:

                                                    % Increase       % Decrease
--------------------------------------------------------------------------------
Effect on service and
    interest cost                                          $ 2             $ (2)

Effect on the 2000 accumulated
    benefit obligation                                     $16             $(17)
--------------------------------------------------------------------------------

     Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

     SAVINGS PLAN - The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $10 in 2000, $11 in 1999, and $13 in 1998.


11. TAXES ON EARNINGS

     The provision for income taxes on earnings from continuing operations consists of the following:

                                           2000            1999            1998
--------------------------------------------------------------------------------
Income taxes:

Currently payable

    Federal                              $  246          $  231          $  311

    State                                    30              31              44

    Non-U.S                                  70              33              50
--------------------------------------------------------------------------------
                                            346             295             405
--------------------------------------------------------------------------------
Deferred

    Federal                                  36              64              (1)

    State                                    (4)              2              (7)

    Non-U.S                                 (15)             12             (13)
--------------------------------------------------------------------------------
                                             17              78             (21)
--------------------------------------------------------------------------------
                                         $  363          $  373          $  384
================================================================================
Earnings from continuing
    operations before
    income taxes:

    United States                        $  880          $  954          $  980

    Non-U.S                                 197             143              93
--------------------------------------------------------------------------------
                                         $1,077          $1,097          $1,073
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)



     The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

                                                 2000         1999         1998
--------------------------------------------------------------------------------
Federal statutory income tax rate                35.0%        35.0%        35.0%

State income taxes (net of
    federal tax benefit)                          1.5          1.9          2.0

Nondeductible divestiture and
    restructuring charges                           -          0.3          1.8

Non-U.S. earnings taxed at other
    than federal statutory rate                  (1.0)        (0.6)        (0.4)

Tax loss carryforwards                           (0.3)        (0.3)        (0.8)

Other                                            (1.5)        (2.3)        (1.8)
--------------------------------------------------------------------------------
Effective income tax rate                        33.7%        34.0%        35.8%
================================================================================

     Deferred tax liabilities and assets are comprised of the following:

                                                             2000          1999
--------------------------------------------------------------------------------
Depreciation                                                 $170          $176

Pensions                                                      118           122

Other                                                         195           179
--------------------------------------------------------------------------------
Deferred tax liabilities                                      483           477
--------------------------------------------------------------------------------
Benefits and compensation                                     200           209

Restructuring accruals                                          4            31

Tax loss carryforwards                                         17            17

Other                                                          74            50
--------------------------------------------------------------------------------
Gross deferred tax assets                                     295           307

Deferred tax asset valuation allowance                        (17)          (17)
--------------------------------------------------------------------------------
Net deferred tax assets                                       278           290
--------------------------------------------------------------------------------
Net deferred tax liability                                   $205          $187
================================================================================

     On July 30, 2000, subsidiaries of the company have tax loss carryforwards of approximately $38. Of these carryforwards, $19 expire through 2005 and $19 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 46%.

     Income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $556, which are deemed to be permanently invested. If remitted, tax credits are available to substantially offset any resulting tax liability.


12. ACCOUNTS RECEIVABLE

                                                          2000             1999
--------------------------------------------------------------------------------
Customers                                                 $424             $507

Allowances for cash
    discounts and bad debts                                (19)             (18)
--------------------------------------------------------------------------------
                                                           405              489

Other                                                       38               52
--------------------------------------------------------------------------------
                                                          $443             $541
================================================================================


13. INVENTORIES

                                                               2000         1999
--------------------------------------------------------------------------------
Raw materials, containers and supplies                         $213         $207

Finished products                                               358          408
--------------------------------------------------------------------------------
                                                               $571         $615
================================================================================

     Approximately 62% of inventory in 2000 and 70% in 1999 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at July 30, 2000 and August 1, 1999.


14. OTHER CURRENT ASSETS

                                                          2000              1999
--------------------------------------------------------------------------------
Prepaid pensions                                          $ 18              $ 18

Deferred taxes                                              80                76

Other                                                       29                38
--------------------------------------------------------------------------------
                                                          $127              $132
================================================================================


15. PLANT ASSETS

                                                         2000              1999
--------------------------------------------------------------------------------
Land                                                  $    43           $    50

Buildings                                                 808               798

Machinery and equipment                                 2,283             2,185

Projects in progress                                      162               184
--------------------------------------------------------------------------------
                                                        3,296             3,217

Accumulated depreciation                               (1,652)           (1,491)
--------------------------------------------------------------------------------
                                                      $ 1,644           $ 1,726
================================================================================

     Depreciation expense provided in Costs and expenses was $196 in 2000, $197 in 1999 and $208 in 1998. Approximately $70 of capital expenditures are required to complete projects in progress at July 30, 2000.


16. INTANGIBLE ASSETS

                                                           2000            1999
--------------------------------------------------------------------------------
Purchase price in excess of net assets
    of businesses acquired (goodwill)                    $1,603          $1,697

Trademarks                                                  423             429

Other intangibles                                             4               4
--------------------------------------------------------------------------------
                                                          2,030           2,130

Accumulated amortization                                   (263)           (220)
--------------------------------------------------------------------------------
                                                         $1,767          $1,910
================================================================================


17. OTHER ASSETS

                                                          2000              1999
--------------------------------------------------------------------------------
Prepaid pensions                                          $365              $360

Investments                                                234               211

Other                                                       18                21
--------------------------------------------------------------------------------
                                                          $617              $592
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

18. NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable consists of the following:

                                                            2000            1999
--------------------------------------------------------------------------------
Commercial paper                                          $1,738          $1,778

Current portion of Long-term Debt                            119             157

Variable-rate bank borrowings                                 16              52
--------------------------------------------------------------------------------
                                                          $1,873          $1,987
================================================================================

     Commercial paper had a weighted average interest rate of 6.62% and 5.11% at July 30, 2000 and August 1, 1999, respectively.

     The current portion of Long-term Debt had a weighted average interest rate of 7.06% and 5.74% at July 30, 2000 and August 1, 1999, respectively.

     The company has total short-term lines of credit of $1,800 at July 30, 2000. These lines of credit remain unused at July 30, 2000 and include a $1,500 facility which supports commercial paper borrowings. These lines of credit are unconditional for a period of one to two years.

     Long-term debt consists of the following:

                         Fiscal Year
Type                        Maturity                Rate        2000        1999
--------------------------------------------------------------------------------
Notes                           2001         5.75%-8.58%      $    -      $  115

Notes                           2003               6.15%         300         300

Notes                           2004(1)      4.75%-5.63%         400         400

Notes                           2007               6.90%         300         300

Debentures                      2021               8.88%         200         200

Other                      2002-2010         3.00%-9.00%          18          15
--------------------------------------------------------------------------------
                                                              $1,218      $1,330
================================================================================

(1)  $100 callable in 2001

     The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $1,330 at July 30, 2000, and $1,512 at August 1, 1999.

     The company's credit facilities include $600 remaining as of July 30, 2000 under a shelf registration statement filed with the Securities and Exchange Commission.

     Principal amounts of long-term debt mature as follows: 2001 - $119 (in current liabilities); 2002 - $5; 2003 - $300; 2004 - $401; 2005 - $1 and beyond
- $511.


19. OTHER LIABILITIES

                                                            2000            1999
--------------------------------------------------------------------------------
Deferred taxes                                              $285            $263

Deferred compensation                                        129             131

Postemployment benefits                                       11              11

Other                                                         20              12
--------------------------------------------------------------------------------
                                                            $445            $417
================================================================================


20. FINANCIAL INSTRUMENTS

     The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

     The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company periodically utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed-rate debt. The amounts paid or received on swaps related to debt are recognized as an adjustment to interest expense. There were no interest rate swaps outstanding at July 30, 2000. The notional amounts of interest rate swaps were $250 at August 1, 1999. The swaps had a fair value of $2 at August 1, 1999.

     The company utilizes foreign currency exchange contracts, including swap and forward contracts, to hedge foreign currency exposures. Foreign exchange gains and losses on derivative financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures.

     A mix of equity, intercompany debt and local currency borrowing is used to finance foreign operations. Gains and losses, both realized and unrealized, on financial instruments that hedge the company's investments in foreign operations are recognized in Accumulated other comprehensive income in Shareowners' Equity.

     Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index and the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The equity swap contracts have maturities in 2001 and 2003. At July 30, 2000, the notional principal amount of the contracts was $79, and the net cost to settle the contracts was $25. Gains or losses are recognized as adjustments to the carrying value of the underlying obligations.

     The company also has cross-currency swap agreements with financial institutions to hedge certain European currency exposures. The notional amounts of these swaps were $217 at July 30, 2000 and $333 at August 1, 1999. The swaps mature as follows: $107 in 2001, and $110 in 2003. The fair value of the swaps was $22 at July 30, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)


     At July 30, 2000, the company also had contracts to purchase or sell approximately $236 in foreign currency versus $177 at August 1, 1999. The contracts are primarily for European and Australian currencies and have maturities through 2001. The fair value of the contracts was $(3) at July 30, 2000.

     The company is exposed to credit loss in the event of nonperformance by the counterparties in swap and forward contracts. The company minimizes its credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

     The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair values of long-term debt, as indicated in Note 18, and derivative financial instruments are generally based on quoted market prices.


21. SHAREOWNERS' EQUITY

     The company has authorized 560 million shares of Capital Stock of $.0375 par value and 40 million shares of Preferred Stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred Stock has been issued.

     In October 1998, the company entered into a forward stock purchase contract to partially hedge the company's equity exposure from its stock option program. The contract, which matures in fiscal 2004, provides that the company repurchase approximately 11 million shares at an average price of approximately $47 per share. The company may elect to settle the contract on a net share basis in lieu of physical settlement. The contract permits early settlement and may be extended for an additional five-year term. If the forward purchase contract had been settled on a net share basis as of July 30, 2000, the company would have provided the counterparty with approximately nine million shares of its capital stock.

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

     The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had the company recorded compensation expense for the fair value of options granted consistent with SFAS No. 123, earnings from continuing operations would have been reduced by approximately $20, $22 and $15 in 2000, 1999 and 1998, respectively. Earnings per share from continuing operations, both basic and assuming dilution, would have been reduced by $.03, $.04 and $.02 in 2000, 1999 and 1998, respectively.

     The weighted average fair value of options granted in 2000, 1999 and 1998 were estimated as $7.94, $11.49 and $13.59, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2000, 1999 and 1998:

                                             2000           1999           1998
--------------------------------------------------------------------------------
Risk-free interest rate                       6.3%           6.2%           5.5%

Expected life                              6 YEARS        6 Years        6 Years

Expected volatility                            29%            24%            20%

Expected dividend yield                       3.0%           2.0%           1.4%
--------------------------------------------------------------------------------

     Restricted shares granted are as follows:

(shares in thousands)                          2000           1999          1998
--------------------------------------------------------------------------------
Restricted Shares

    Granted                                     573          1,804           127
================================================================================

     Information about stock options and related activity is as follows:

                                 WEIGHTED             Weighted             Weighted
                                  AVERAGE              Average              Average
(options in                      EXERCISE             Exercise             Exercise
 thousands)              2000       PRICE     1999       Price     1998       Price
-----------------------------------------------------------------------------------
Beginning
    of year            19,880      $32.37   18,366      $28.72   20,066      $26.94

Granted                 6,105       29.84    3,890       42.79    2,303       54.38

Exercised              (1,350)      17.81   (2,122)      17.75   (3,272)      17.99

Terminated               (611)      45.40     (254)      45.61   (2,212)      33.04

Spin-off related
    modifications(1)        -           -        -           -    1,481           -
-----------------------------------------------------------------------------------
End of year            24,024      $32.16   19,880      $32.37   18,366      $28.72
-----------------------------------------------------------------------------------
Exercisable at
    end of year        14,850               14,019               13,123
===================================================================================

(1) When the Specialty Foods segment was spun off, the number and exercise price of options outstanding were adjusted to preserve the economic value of the options that existed prior to the spin-off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

(options in thousands)            Stock Options Outstanding  Exercisable Options
--------------------------------------------------------------------------------
                                        Weighted
                                         Average   Weighted             Weighted
Range of                               Remaining    Average              Average
Exercise                             Contractual   Exercise             Exercise
Prices                      Shares          Life      Price    Shares      Price
--------------------------------------------------------------------------------
$13.74-$22.60                6,158           2.6     $18.28     6,158     $18.28

$23.18-$31.91               10,366           8.0     $30.49     4,430     $31.70

$32.03-$44.41                5,528           7.6     $42.97     3,026     $43.55

$44.61-$56.50                1,972           6.9     $54.06     1,236     $54.11
--------------------------------------------------------------------------------
                            24,024                             14,850
================================================================================

     The company adopted the provisions of SFAS No. 128, "Earnings per Share," as of the second quarter 1998. SFAS No. 128 revised the standards for computation and presentation of earnings per share ("EPS"), requiring the presentation of both basic EPS and EPS assuming dilution. Basic EPS is calculated using the weighted average shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the periods presented in the Consolidated Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 2000 and 1999, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately four million and two hundred thousand shares, respectively, under the forward stock purchase contract.


22. CONTINGENCIES

     The company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no pending claims or litigation, the outcome of which would have a material effect on the consolidated results of operations, financial position or cash flows of the company.


23. STATEMENTS OF CASH FLOWS

                                                2000          1999          1998
--------------------------------------------------------------------------------
Interest paid, net of
    amounts capitalized                         $199          $181          $187

Interest received                               $ 10          $ 11          $ 15

Income taxes paid                               $253          $300          $370
--------------------------------------------------------------------------------


24. QUARTERLY DATA (UNAUDITED)

2000                            FIRST        SECOND         THIRD        FOURTH
--------------------------------------------------------------------------------
NET SALES                      $1,768        $1,916        $1,394        $1,189

COST OF PRODUCT SOLD              809           848           664           587

NET EARNINGS                      235           281           139            59

PER SHARE - BASIC

    NET EARNINGS                 0.55          0.66          0.33          0.14

    DIVIDENDS                   0.225         0.225         0.225         0.225

PER SHARE - ASSUMING

    DILUTION

    NET EARNINGS                 0.54          0.65          0.32          0.14

MARKET PRICE

     HIGH                      $45.88        $47.00        $35.38        $33.31

     LOW                       $38.00        $29.25        $25.44        $25.44
================================================================================


1999                            First        Second         Third        Fourth
--------------------------------------------------------------------------------
Net sales                      $1,804        $1,832        $1,492        $1,296

Cost of products sold             830           856           730           634

Net earnings                      264           219           162            79

Per share - basic

    Net earnings                 0.59          0.49          0.37          0.18

    Dividends                   0.210         0.225         0.225         0.225

Per share - assuming

    dilution

    Net earnings                 0.58          0.49          0.37          0.18

Market price

    High                       $59.94        $59.19        $46.94        $46.50

    Low                        $46.69        $43.38        $38.06        $39.38
================================================================================

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



/s/ David W. Johnson

David W. Johnson
President and Chief Executive Officer


/s/ Basil L. Anderson

Basil L. Anderson
Executive Vice President and Chief Financial Officer


/s/ Gerald S. Lord

Gerald S. Lord
Vice President - Controller

September 6, 2000




REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareowners and Directors
of Campbell Soup Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 30, 2000 and August 1, 1999, and the results of their operations and their cash flows for each of the three years in the period ended July 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers, LLP

Philadelphia, Pennsylvania

September 6, 2000

SEVEN-YEAR REVIEW - CONSOLIDATED

(millions, except per share amounts)


Fiscal Year                                          2000      1999(1)     1998(2)     1997(3)       1996        1995        1994
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

  Net sales                                        $6,267      $6,424      $6,696      $6,614      $6,324      $5,881      $5,495

  Earnings before interest and taxes                1,265       1,270       1,248       1,149       1,191       1,039         947

  Earnings before taxes                             1,077       1,097       1,073         991       1,072         936         884

  Earnings from continuing operations                 714         724         689         634         718         627         578

  Earnings (loss) from discontinued operations          -           -         (18)         79          84          71          52

  Net earnings                                        714         724         660         713         802         698         630

  Cash margin(4)                                     24.2%       23.7%       22.6%       21.8%       23.5%       22.3%       21.6%


FINANCIAL POSITION

  Net assets of discontinued operations            $    -      $    -      $    -      $  632      $  659      $  697      $  615

  Plant assets - net                                1,644       1,726       1,723       2,044       2,179       2,093       1,938

  Total assets                                      5,196       5,522       5,633       6,196       6,368       6,088       4,752

  Total debt                                        3,091       3,317       2,570       2,657       1,606       1,719         981

  Shareowners' equity                                 137         235         874       1,420       2,742       2,468       1,989


PER SHARE DATA

  Earnings from continuing operations - basic      $ 1.68      $ 1.64      $ 1.52      $ 1.34      $ 1.44      $ 1.26      $ 1.15

  Earnings from continuing operations -
      assuming dilution                              1.65        1.63        1.50        1.33        1.43        1.25        1.14

  Net earnings - basic                               1.68        1.64        1.46        1.51        1.61        1.40        1.26

  Net earnings - assuming dilution                   1.65        1.63        1.44        1.49        1.59        1.39        1.24

  Dividends declared                                 0.90       0.885       0.823        0.75        0.67        0.61        0.55


OTHER STATISTICS

  Capital expenditures                             $  200      $  297      $  256      $  252      $  357      $  340      $  354

  Number of shareowners (in thousands)                 51          51          51          49          43          43          43

  Weighted average shares outstanding                 425         441         454         472         498         498         501

  Weighted average shares outstanding -
      assuming dilution                               432         445         460         478         503         503         507
==================================================================================================================================

(1) 1999 earnings from continuing operations include a net pre-tax restructuring charge of $36; $27 after tax or $.06 per share (basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22; $15 after tax or $.03 per share (basic and assuming dilution).

(2) 1998 earnings from continuing operations include a pre-tax restructuring charge of $262; $193 after tax or $.42 per share (basic and assuming dilution). Earnings from continuing operations also include a gain on divestiture of $14; $9 after tax or $.02 per share (basic and assuming dilution). Net earnings include the cumulative effect of a change in accounting for business process reengineering costs of $11 or $.02 per share (basic and assuming dilution).

(3) 1997 earnings from continuing operations include a pre-tax restructuring charge of $204; $152 after tax or $.31 per share (basic and assuming dilution).

(4) Cash margin equals earnings before interest and taxes plus depreciation, amortization and minority interest expense divided by net sales.


     The company spun off its Specialty Foods segment in 1998 and accounted for it as a discontinued operation. (See Note 3 to the Consolidated Financial
     Statements). All information has been reclassified accordingly.

     All shares and per share data reflect a 1997 two-for-one stock split.