Form 10-K405, Exhibit 13
period 2001-07-29
CAMPBELL SOUP CO
filed 2001-10-10
CIK 16732

                                                                      Exhibit 13

Management's Discussion and Analysis of
Results of Operations and Financial Condition




Results of Operations

OVERVIEW Net earnings for 2001 were $649 million ($1.55 per share). (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) The 2001 results include a restructuring charge and related costs of approximately $15 million pre-tax ($.03 per share after tax) associated with the manufacturing reconfiguration of the Arnotts business. Pre-tax charges of $10 million were classified as a Restructuring charge and $5 million were classified as Cost of products sold. Net earnings in 2001 also included an approximate $.03 per share dilutive impact from the European soup and sauce brands acquisition. Excluding the impact of the costs associated with the manufacturing reconfiguration, net earnings declined 8% and earnings per share declined 4%. The decline in earnings was due to higher marketing expenses, interest expense and corporate expenses.

Comparisons to 1999 earnings are impacted by a fourth quarter 1999 pre-tax restructuring charge of $36 million, net of a $5 million reversal of a 1998 charge ($27 million after tax or $.06 per share). In addition, the results for 1999 included certain fourth quarter non-recurring costs of $22 million ($15 million after tax or $.03 per share). The non-recurring costs were related to the restructuring program, unusual costs of terminated acquisition studies and expenses associated with certain supply chain initiatives. Excluding the impact of the restructuring charge, net earnings in 2000 declined 6% and earnings per share declined 2% as compared to 1999. Excluding both the restructuring charge and non-recurring costs, earnings per share declined 4%. The 2000 earnings performance was largely driven by a 3% decline in shipments of U.S. soups.

In 2001, financial results for all reported periods were restated to conform to the requirements of the Emerging Issues Task Force (EITF) Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs of $207 million in 2001, $199 million in 2000, and $202 million in 1999 were reclassified from a Net sales deduction to Cost of products sold.

SALES Sales increased 3% in 2001 to $6.7 billion from $6.5 billion. The increase was attributed to a 5% increase due to volume and mix, 1% from the acquisition, offset by a 3% decrease due to currency. Sales in 2000 declined 2% to $6.5 billion from $6.6 billion. The decline was attributed to decreases of 2% due to volume and mix, 1% due to currency and 1% due to divestitures, offset by a 2% increase in selling prices.


An analysis of net sales by segment follows:


                                                                  % Change
                                                             2001/        2000/
 (millions)            2001         2000         1999        2000         1999
 ----------            ----         ----         ----        ----         ----
Soup and Sauces     $ 4,539      $ 4,393      $ 4,515            3           (3)
Biscuits and
 Confectionery        1,613        1,542        1,505            5            2
Away From Home          573          565          535            1            6
Other                     4           28          132
Intersegment            (65)         (62)         (61)
                    -------      -------      -------      -------      -------
                    $ 6,664      $ 6,466      $ 6,626            3           (2)
                    =======      =======      =======      =======      =======


The 3% increase in sales from Soup and Sauces in 2001 versus 2000 was due to a 3% increase from volume and mix, 2% from the acquisition, offset by a 2% decline due to currency. In the U.S., soup volume increased 6% over the prior year. This performance was driven by a 5% increase in consumer purchases, led by condensed Chicken Noodle, Tomato, and Cream of Mushroom and ready-to-serve varieties including Campbell's Chunky, Select, and the new ready-to-serve Red and White line. Worldwide wet soup volume increased 5%, led by the U.S. performance and contributions from Canada, Germany, the United Kingdom, and Australia. Beyond soup, sales of prepared foods, including Franco-American products, and beverages, particularly V8 Splash, declined in highly competitive categories. Sales of Prego spaghetti sauce and Pace salsa increased modestly.

The 3% decline in sales from Soup and Sauces in 2000 versus 1999 was primarily due to a 2% decrease in worldwide wet soup volume, driven by a 4% decline in U.S. soup consumer purchases. International shipments declined 1%, primarily due to under-performance in the United Kingdom and Canada, offset by growth in Australia, Germany, and France. Total beverage sales decreased due to consumer purchase declines for V8 Splash. Sales of U.S. sauces and prepared foods also declined over the prior year.

Sales from Biscuits and Confectionery increased 5% in 2001 versus 2000 due to a 9% increase from volume and mix, 1% from higher selling prices, offset by a 5% decline from currency, primarily the Australian dollar. The entire portfolio contributed to the volume gains. Pepperidge Farm cookies, crackers, fresh bread and frozen products all demonstrated improvements in sales volume. Arnott's Tim Tams, Shapes and Kettle chips contributed to the growth in sales. Godiva reported a double-digit increase in sales due to new store openings and increased comparable store sales.

Management's Discussion and Analysis of
Results of Operations and Financial Condition



Sales from Biscuits and Confectionery increased 2% in 2000 compared to 1999 primarily due to the performance of the core cracker business of Arnotts in Australia and Godiva Chocolatier, offsetting softness of Pepperidge Farm bakery products. Godiva recorded double-digit sales growth, due in part to new store openings.

Away From Home reported a 1% increase in sales in 2001 compared to 2000 driven by growth in frozen soup and sauces, offset by declines in lower margin bakery products and frozen entrees.

Sales in 2000 grew 6% in Away From Home compared to 1999 behind growth in the core soup business through the expansion of Campbell's branded soup in university cafeterias, convenience stores and other outlets.

The decline in sales from Other in 2001 versus 2000 was due to the divestiture of MacFarms in April 2000. The decline in 2000 as compared to 1999 was due to the divestiture of Fresh Start Bakeries, Inc. in May 1999 and MacFarms in April 2000.

GROSS MARGIN Gross margin, defined as Net sales less Cost of products sold, increased by $159 million in 2001 due to the increase in sales. As a percent of sales, gross margin was 52.8% in 2001, 51.9% in 2000, and 50.9% in 1999. The improvement in gross margin percentage in 2001 was due to cost productivity programs and favorable sales mix. The increase in 2000 was due principally to higher selling prices, cost savings generated from global procurement initiatives and continued productivity gains in manufacturing facilities, which offset the adverse mix impact resulting from declines in U.S. wet soup volume.

MARKETING AND SELLING EXPENSES Marketing and selling expenses as a percent of sales were 26.5% in 2001, 25.1% in 2000, and 24.7% in 1999. The increase in 2001 was due to an increase in advertising behind core U.S. brands, principally U.S. soup, and incremental selling costs associated with new store openings in the Godiva Chocolatier business. The increase in 2000 was also primarily due to incremental selling costs associated with new stores in the Godiva Chocolatier business.

GENERAL AND ADMINISTRATIVE EXPENSES Administrative expenses as a percent of sales increased to 5.6% in 2001 from 4.9% in 2000. The increase was due to higher compensation costs and costs associated with infrastructure enhancements. In 2000, Administrative expenses increased to 4.9% of Net sales from 4.6% in 1999 primarily due to higher compensation costs and costs associated with the Away From Home infrastructure.

Research and development expenses as a percent of sales remained unchanged.

Other expenses increased in 2001 as compared to 2000 primarily due to higher stock-based incentive compensation costs and slightly higher amortization expense. The increase from 1999 to 2000 was also due to higher incentive compensation costs.

OPERATING EARNINGS Segment operating earnings were relatively flat with 2000, excluding the costs associated with the Australian manufacturing strategy and before the impact of currency. Operating earnings as reported in 2000 declined 2%. In 2000, segment operating earnings declined 3%, excluding the 1999 net restructuring charge.

An analysis of operating earnings by segment follows:


                                                                        % Change
                                                                    2001/        2000/
 (millions)            2001(1)         2000         1999(2)         2000         1999
 ----------            ----            ----         ----            ----         ----
Soup and Sauces     $ 1,052         $ 1,081      $ 1,082              (3)           -
Biscuits and
 Confectionery          206             213          215              (3)          (1)
Away From Home           58              53           57               9           (7)
Other                     1               -           (5)
                    --------        --------     --------        --------     --------
                      1,317           1,347        1,349              (2)           -
Corporate              (123)            (82)         (79)
                    --------        --------     --------
                    $ 1,194         $ 1,265      $ 1,270
                    ========        ========     ========

(1) Contributions to earnings by the Biscuits and Confectionery segment in 2001 included the effect of pre-tax costs of $15 associated with the Australian manufacturing reconfiguration strategy.

(2) Contributions to earnings by segment included the effect of a fourth quarter 1999 pre-tax restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: Soup and Sauces -
         $22, Biscuits and Confectionery - $1, and Other - $13.

The following commentary on comparisons of segment operating earnings excludes the 2001 and 1999 restructuring related charges.

Earnings from Soup and Sauces declined 3% in 2001 due to increased marketing investments, primarily in U.S. soup and beverage products, partially offset by sales volume growth. Earnings declined 2% before the impact of currency.

Earnings from Soup and Sauces declined 2% in 2000, excluding the 1999 net restructuring charge, due primarily to the decline in U.S. wet soup sales, combined with declines in Pace, Franco-American, and beverages.

Management's Discussion and Analysis of
Results of Operations and Financial Condition



In 2001, earnings from Biscuits and Confectionery increased 9% before the impact of currency and excluding the impact of the Australian manufacturing reconfiguration costs. Reported earnings increased 4% before the impact of Australian manufacturing reconfiguration costs. The increase was due to higher sales volume across the portfolio.

In 2000, earnings from Biscuits and Confectionery declined 1% primarily due to increased marketing costs behind the Pepperidge Farm Goldfish brand, offset by an increase in earnings from Arnotts and Godiva.

Earnings from Away From Home increased 9% in 2001 due to improved product mix, with increased sales in soup and sauces offset by declines in lower margin bakery and frozen entree products, and improved manufacturing costs, particularly at the Stockpot facility.

Earnings from Away From Home declined 7% in 2000 due to higher costs associated with the new Stockpot manufacturing facility and increased investment in growth initiatives.

Earnings from Other, excluding the 1999 net restructuring charge, declined in 2000 due to the divestitures of Fresh Start Bakeries, Inc. in May 1999 and MacFarms in April 2000.

Corporate expenses increased in 2001 primarily due to an increase in incentive compensation costs and costs associated with infrastructure enhancements. The increase in corporate expenses in 2000 from 1999 was also due primarily to an increase in compensation costs.

NON-OPERATING ITEMS Interest expense increased 11% in 2001 due to higher debt balances resulting from the financing of the acquisition of European soup and sauce brands and capital share repurchases, partially offset by lower average interest rates. Interest expense increased 8% in 2000 versus 1999 due to an increase in interest rates during the period, primarily on commercial paper.

The effective tax rate was 34.2% in 2001 versus 33.7% in 2000. The 2000 rate was favorably impacted by a lower effective rate on foreign earnings, primarily driven by a reduction in the Australian statutory rate. The 1999 effective tax rate was 34%. Excluding the restructuring charges, the effective tax rate was 33.7% in 1999. The 1999 rate was favorably impacted by a federal tax refund recorded during the year.

RESTRUCTURING PROGRAMS A restructuring charge of $10 million ($7 million after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnotts in Australia. Costs of approximately $5 million ($4 million after tax) were also recorded in 2001 as Cost of products sold, representing accelerated depreciation on assets to be taken out of service. This program is designed to drive greater manufacturing efficiency and will result in the closure of the Melbourne plant. The company expects to incur an additional $20 - $25 million pre-tax costs during 2002 related to this program for accelerated depreciation, employee benefit costs and other one-time expenses. The expected net cash outflows related to this program will not have a material impact on the company's liquidity. As a result of this reconfiguration, the company expects annual pre-tax cost savings of approximately $10 million, beginning in fiscal 2003. Approximately 550 jobs will be eliminated due to the plant closure.

A restructuring charge included in earnings from continuing operations of $41 million ($30 million after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge related to the streamlining of certain North American and European production and administrative facilities and the anticipated loss on a divestiture of a non-strategic business with annual sales of approximately $25 million. The restructuring charge included approximately $20 million in cash charges primarily related to severance and employee benefit costs. The remaining balance included non-cash charges related to the disposition of plant assets and the divestiture. The company has completed this restructuring and divestiture program.

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

See Note 4 to the Consolidated Financial Statements for further discussion of these programs.

Management's Discussion and Analysis of
Results of Operations and Financial Condition



Liquidity and Capital Resources

Strong cash flows from operations and interest coverage demonstrate the company's financial strength.

CASH FLOWS FROM OPERATIONS provided $1.1 billion in 2001, compared to $1.2 billion in 2000. The decrease was primarily due to lower net earnings. Net cash flows from operations in 2000 increased to $1.2 billion from $954 million in 1999 due primarily to improvements in working capital. Over the last three years, operating cash flows totaled over $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting operating and investing needs.

CAPITAL EXPENDITURES were $200 million in 2001 and 2000 and $297 million in 1999. Capital expenditures are projected to be approximately $300 million in 2002 due to planned process improvements, product quality enhancements and innovation.

BUSINESSES ACQUIRED in 2001 represented the purchase of the European soup and sauce brands in May 2001. In 1999, the company acquired the Stockpot premium refrigerated soup business.

SALE OF BUSINESSES represented the divestiture of MacFarms in 2000 and Fresh Start Bakeries, Inc. in 1999.

LONG-TERM BORROWINGS in 2001 included both a three-year floating rate loan, which funded the purchase of 11 million shares under forward stock purchase contracts for approximately $521 million in December 2000, and the issuance of $500 million 6.75% notes due February 2011. The company also entered into ten-year interest rate swap contracts with a notional value of $250 million in connection with this issuance. The proceeds of the 6.75% notes were used primarily to repay short-term borrowings. There were no new long-term borrowings in 2000. Long-term borrowings in 1999 represented the issuance of $300 million 4.75% notes due October 2003. The company filed a shelf registration statement with the Securities and Exchange Commission for $1.0 billion of debt, which was declared effective in May 2001, bringing total capacity available under registration statements to $1.1 billion. In September 2001, the company issued $300 million seven-year 5.875% fixed rate notes under the shelf. The proceeds were used to repay short-term borrowings. In conjunction with the issuance of these notes, the company also entered into a seven-year interest rate swap contract, which converted $75 million of the fixed-rate interest obligations to variable rate debt.


The company has financial resources available, including committed lines of credit totaling approximately $2.3 billion, and has ready access to financial markets around the world. The pre-tax interest coverage ratio was 5.5 for 2001 compared to 6.2 for 2000 and 6.9 for 1999. The ratios exclude the impact of the Australian manufacturing reconfiguration costs in 2001 and the net restructuring charge in 1999.

DIVIDEND PAYMENTS decreased 3% to $374 million in 2001, compared to $384 million in 2000, due to lower shares outstanding as a result of the share repurchase program. Dividends declared in 2001 and 2000 totaled $.90 per share and $.885 in 1999. The 2001 fourth quarter rate was $.225 per share. The expected annual dividend rate for 2002 is $.63.

CAPITAL STOCK REPURCHASES totaled 14.3 million shares at a cost of $618 million during 2001, compared to repurchases of 10.7 million shares at a cost of $394 million in 2000. In 2001, the strategic share repurchase plan was suspended. The company expects to continue to repurchase shares to offset the impact of dilution from shares issued under incentive stock compensation plans.

TOTAL ASSETS increased 14% to $5.9 billion in 2001 primarily due to an increase in intangible assets as a result of the European soup and sauce brands acquisition.

TOTAL LIABILITIES increased to $6.2 billion from $5.1 billion in 2000 principally due to higher debt levels.

TOTAL SHAREOWNERS' EQUITY on a book basis declined from $137 million in 2000 to $(247) million in 2001 primarily due to continued share repurchases.

Inflation

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies, and managing capital investments in its manufacturing and administrative facilities.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in

Management's Discussion and Analysis of
Results of Operations and Financial Condition




interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 25% of 2001 net sales, are concentrated principally in Germany, France, the United Kingdom, Canada and Australia. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps, forward contracts, and options. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. At July 29, 2001 and July 30, 2000, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of July 29, 2001. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 16 and 18 to the Consolidated Financial Statements.

The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Variable interest rates disclosed represent the weighted-average rates of the portfolio at the period end. Notional amounts and related interest rates of interest rate swaps are presented by fiscal year of maturity. For the swaps, variable rates are the average forward rates for the term of each contract.


EXPECTED FISCAL YEAR OF MATURITY

                                                                                                There-                     Fair
 (US$ equivalents in millions)         2002       2003         2004      2005       2006         after          Total     Value
 -----------------------------        -----      -----      -------     -----      -----      --------       --------     -----
DEBT
Fixed rate                        $      6    $   300    $   400(1)  $     1    $     1    $  1,013       $  1,721       $1,795
Weighted average interest rate        5.79%      6.15%       4.97%       9.0%       9.0%       7.23%          6.51%
                                  ---------   --------   ----------  --------   --------   -----------    -----------    ------
Variable rate                     $  1,800               $   528                                          $  2,328       $2,328
Weighted average interest rate        4.35%                 4.68%                                             4.43%
                                  ---------   --------   ----------  --------   --------   -----------    -----------    ------
INTEREST RATE SWAPS
Fixed to variable                                                                          $    250(2)    $    250(2)    $    5
Average pay rate                                                                               6.47%          6.47%
Average receive rate                                                                           6.75%          6.75%
                                  ---------   --------   ----------  --------   --------   -----------    -----------    ------

(1)      $100 million callable in 2002.

(2)      Hedges 6.75% notes due 2011.

As of July 30, 2000, fixed-rate debt of approximately $1.3 billion with an average interest rate of 6.47% and variable-rate debt of approximately
$1.8 billion with an average interest rate of 6.57% were outstanding.
There were no interest rate swaps outstanding at July 30, 2000.

The company is exposed to foreign currency exchange risk related to its international operations, including net investments in subsidiaries and subsidiary debt which is denominated in currencies other than the functional currency of those businesses. The following table summarizes the cross-currency swap outstanding as of July 29, 2001, which hedges such an exposure. The notional amount of the currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swap table.


CROSS-CURRENCY SWAP

 (US$ equivalents                             Interest     Notional         Fair
 in millions)                 Expiration          Rate        Value        Value
 ------------                 ----------          ----        -----        -----
Pay variable FrF                                 4.88%
Receive variable US$                2003         4.21%         $110         $ 25

The cross-currency contracts outstanding at July 30, 2000 also included a pay fixed DM/receive fixed US$ contract with a notional value of $107 million. This contract matured in 2001. The aggregate fair value of all contracts was $22 million as of July 30, 2000.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional

Management's Discussion and Analysis of
Results of Operations and Financial Condition




currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign currency forward purchase and sale contracts in order to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding and the related weighted-average contract exchange rates as of July 29, 2001.

FORWARD EXCHANGE CONTRACTS

                                                        Average
 (US$ equivalents               Contract            Contractual
 in millions)                     Amount          Exchange Rate
 ------------                     ------          -------------
Receive USD/Pay GBP                $ 424                   1.41
Receive USD/Pay Euro               $ 292                   0.86
Receive USD/Pay SEK                $  90                  10.63
Receive CAD/Pay USD                $  35                   0.65
Receive Euro/Pay GBP               $  17                   0.62
Receive USD/Pay JPY                $   6                    118
Receive AUD/Pay NZD                $   5                   0.83
Receive GBP/Pay AUD                $   5                   2.66


The company had an additional $6 million in a number of smaller contracts to purchase or sell various other currencies, such as the euro, Australian dollar, Japanese yen, and Swiss franc, as of July 29, 2001. The aggregate fair value of all contracts was $(7) million as of July 29, 2001. Total forward exchange contracts outstanding as of July 30, 2000 were $236 million with a fair value of $(3) million.



The company had swap contracts outstanding as of July 29, 2001, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company capital stock. The notional value of the contracts that include the return on the Standard & Poor's 500 Index was $28 million at July 29, 2001 and $29 million at July 30, 2000. The average forward interest rate applicable to the contract which expires in 2002 was 4.52% at July 29, 2001. The notional value of the contract that includes the total return on company capital stock was $32 million at July 29, 2001 and $50 million at July 30, 2000. The average forward interest rate applicable to this contract, which expires in 2003, was 4.37% at July 29, 2001. The net cost to settle these contracts was $17 million at July 29, 2001 and $25 million at July 30, 2000. Gains and losses on the contracts are recognized as adjustments to the carrying value of the underlying obligations.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, market effects and the company's acquisition and divestiture activities.


New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." The company adopted this statement, as amended by SFAS No. 137 and No. 138, in the first quarter 2001. The cumulative effect of adoption was not material. The standard required that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction.

In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" that such costs cannot be reported as a reduction of revenue. The consensus was effective in the fourth quarter 2001. Shipping and handling costs of approximately $200 million were reclassified from Net sales to Cost of products sold for all periods presented. The reclassifications had no impact on net earnings or earnings per share.

The EITF has recently addressed several topics related to the classification and recognition of certain promotional expenses. In May 2000, the EITF issued a consensus on Issue No. 00-14 "Accounting for Certain Sales Incentives." This Issue addresses the recognition, measurement and income statement classification of certain sales incentives, including discounts, coupons, and free products. In April 2001, the EITF reached a consensus on Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" and delayed the implementation date of Issue No. 00-14 to coincide with the effective date of Issue No. 00-25. Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The company will adopt this accounting guidance in the first quarter 2002.

The company has historically classified certain costs covered by the provisions of Issues No. 00-14 and 00-25 as promotional expenses within Marketing and selling expenses. The company is continuing to evaluate the impact of the new accounting guidance and expects that certain costs historically

Management's Discussion and Analysis of
Results of Operations and Financial Condition




recorded as Marketing and selling expenses will be reclassified as a reduction of sales. Based on historical information, annual net sales as currently reported could be reduced by approximately 12% to 13%. Prior period amounts will be restated upon adoption. As reclassifications, these changes will not affect the company's financial position or earnings.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over the estimated useful life. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Earlier adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been issued. The elimination of amortization is to be applied on a prospective basis and prior periods are not to be restated. However, the impact of amortization of goodwill and indefinite life intangible assets is to be disclosed for prior periods.

The company is currently evaluating the impact of these provisions and considering early adoption in 2002. The total after-tax amortization expense related to goodwill and other intangible assets was approximately $40 million in 2001. This amount includes amortization related to the European soup and sauce acquisition in May 2001.

Earnings Outlook

On September 6, 2001, the company issued a press release announcing results for fiscal 2001 and commented on analysts' expectations for the first quarter of fiscal 2002 and the outlook for earnings per share for the full year.

Forward-Looking Statements

This 2001 Annual Report contains "forward-looking" statements, which reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company has tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising;

- the inherent risks in the marketplace associated with trade and consumer acceptance of product improvements and new product introductions;

- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix;

- the company's ability to achieve its cost savings objectives, including the projected outcome of supply chain management programs;

- the company's ability to complete the successful post-acquisition integration of acquired businesses into existing operations;

- the difficulty of predicting the pattern of inventory movements by the company's trade customers; and

- the impact of unforeseen economic changes in currency exchange rates, interest rates, equity markets, inflation rates, recession and other external factors over which the company has no control.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements in order to reflect events or circumstances after the date of this report.

Consolidated Statements of Earnings
(millions, except per share amounts)




                                                              2001       2000       1999
                                                              ----       ----       ----
NET SALES                                                   $6,664     $6,466     $6,626
                                                            ------     ------     ------
Costs and expenses
   Cost of products sold                                     3,146      3,107      3,252
   Marketing and selling expenses                            1,765      1,622      1,634
   Administrative expenses                                     372        319        304
   Research and development expenses                            63         64         66
   Other expenses (Note 5)                                     114         89         64
   Restructuring charges (Note 4)                               10         --         36
                                                            ------     ------     ------
Total costs and expenses                                     5,470      5,201      5,356
                                                            ------     ------     ------
EARNINGS BEFORE INTEREST AND TAXES                           1,194      1,265      1,270
Interest expense (Note 6)                                      219        198        184
Interest income                                                 12         10         11
                                                            ------     ------     ------
Earnings before taxes                                          987      1,077      1,097
Taxes on earnings (Note 9)                                     338        363        373
                                                            ------     ------     ------
NET EARNINGS                                                $  649     $  714     $  724
                                                            ======     ======     ======
PER SHARE -- BASIC
NET EARNINGS                                                $ 1.57     $ 1.68     $ 1.64
                                                            ======     ======     ======
Weighted average shares outstanding - basic                    414        425        441
                                                            ======     ======     ======
PER SHARE -- ASSUMING DILUTION
NET EARNINGS                                                $ 1.55     $ 1.65     $ 1.63
                                                            ======     ======     ======
Weighted average shares outstanding - assuming dilution        418        432        445
                                                            ======     ======     ======

See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
(millions, except per share amounts)




                                                                 JULY 29,     July 30,
                                                                    2001         2000
                                                                 --------     --------
CURRENT ASSETS
Cash and cash equivalents                                        $    24      $    27
Accounts receivable (Note 10)                                        442          443
Inventories (Note 11)                                                597          571
Other current assets (Note 12)                                       158          127
                                                                 --------     --------
Total current assets                                               1,221        1,168
                                                                 --------     --------
PLANT ASSETS, NET OF DEPRECIATION (Note 13)                        1,637        1,644
INTANGIBLE ASSETS, NET OF AMORTIZATION (Note 14)                   2,451        1,767
OTHER ASSETS (Note 15)                                               618          617
                                                                 --------     --------
Total assets                                                     $ 5,927      $ 5,196
                                                                 ========     ========

CURRENT LIABILITIES
Notes payable (Note 16)                                          $ 1,806      $ 1,873
Payable to suppliers and others                                      582          509
Accrued liabilities                                                  450          360
Dividend payable                                                      92           95
Accrued income taxes                                                 190          195
                                                                 --------     --------
Total current liabilities                                          3,120        3,032
                                                                 --------     --------
LONG-TERM DEBT (Note 16)                                           2,243        1,218
NONPENSION POSTRETIREMENT BENEFITS (Note 8)                          336          364
OTHER LIABILITIES (Note 17)                                          475          445
                                                                 --------     --------
Total liabilities                                                  6,174        5,059
                                                                 --------     --------
SHAREOWNERS' EQUITY (Note 19)
Preferred stock; authorized 40 shares;
  none issued                                                          -            -
Capital stock, $.0375 par value;
  authorized 560 shares; issued 542 shares                            20           20
Capital surplus                                                      314          344
Earnings retained in the business                                  4,651        4,373
Capital stock in treasury, 133 shares
  in 2001 and 121 shares in 2000, at cost                         (4,908)      (4,373)
Accumulated other comprehensive loss                                (324)        (227)
                                                                 --------     --------
Total shareowners' equity                                           (247)         137
                                                                 --------     --------
Total liabilities and shareowners' equity                        $ 5,927      $ 5,196
                                                                 ========     ========
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(millions)




                                                           2001         2000         1999
                                                        -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                            $   649      $   714      $   724
Non-cash charges to net earnings
   Restructuring charges                                     10            -           36
   Depreciation and amortization                            266          251          255
   Deferred taxes                                             4           17           78
   Other, net                                                38           20            5
Changes in working capital
   Accounts receivable                                      (11)          90          108
   Inventories                                               (1)          23          (58)
   Other current assets and liabilities                     151           50         (194)
                                                        --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 1,106        1,165          954
                                                        --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of plant assets                               (200)        (200)        (297)
   Sales of plant assets                                      8            7            9
   Businesses acquired                                     (911)           -         (105)
   Sales of businesses                                        -           11          103
   Other, net                                               (19)         (22)         (32)
                                                        --------     --------     --------
NET CASH USED IN INVESTING ACTIVITIES                    (1,122)        (204)        (322)
                                                        --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Long-term borrowings                                   1,028            -          323
   Repayments of long-term borrowings                         -           (7)          (8)
   Short-term borrowings                                  1,962        1,028        1,537
   Repayments of short-term borrowings                   (2,007)      (1,206)      (1,111)
   Dividends paid                                          (374)        (384)        (386)
   Treasury stock purchases                                (618)        (394)      (1,026)
   Treasury stock issuances                                  24           20           35
                                                        --------     --------     --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          15         (943)        (636)
                                                        --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                      (2)           3           (6)
                                                        --------     --------     --------
NET CHANGE IN CASH AND CASH EQUIVALENTS                      (3)          21          (10)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                27            6           16
                                                        --------     --------     --------
CASH AND CASH EQUIVALENTS - END OF YEAR                 $    24      $    27      $     6
                                                        ========     ========     ========

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity
(millions, except per share amounts)




                                                   Capital Stock
                                   -------------------------------------------                 Earnings    Accumulated        Total
                                         Issued                 In Treasury                    Retained      Other Com-       Share-
                                   ------------------       ------------------     Capital       in the     prehensive       owners'
                                   Shares      Amount       Shares      Amount     Surplus     Business           Loss       Equity
                                   ------      ------       ------      ------     -------     --------           ----       ------
Balance at August 2, 1998             542      $   20          (94)   $ (3,083)    $   395      $ 3,706         $ (164)     $   874
                                   ------      ------       ------    --------     -------      -------         ------      -------
Comprehensive income (loss)
   Net earnings                                                                                     724                         724
   Foreign currency
      translation adjustments                                                                                       14           14
Dividends ($.885 per share)                                                                        (389)                       (389)
Treasury stock purchased                                       (22)     (1,026)                                              (1,026)
Treasury stock issued under
   management incentive and
   stock option plans                                            3          51         (13)                                      38
                                   ------      ------       ------    --------     -------      -------         ------      -------
Balance at August 1, 1999             542          20         (113)     (4,058)        382        4,041           (150)         235
                                   ------      ------       ------    --------     -------      -------         ------      -------
Comprehensive income (loss)
   Net earnings                                                                                     714                         714
   Foreign currency
      translation adjustments                                                                                      (77)         (77)
Dividends ($.90 per share)                                                                         (382)                       (382)
Treasury stock purchased                                       (11)       (394)                                                (394)
Treasury stock issued under
   management incentive and
   stock option plans                                            3          79         (38)                                      41
                                   ------      ------       ------    --------     -------      -------         ------      -------
Balance at July 30, 2000              542          20         (121)     (4,373)        344        4,373           (227)         137
                                   ------      ------       ------    --------     -------      -------         ------      -------
COMPREHENSIVE INCOME (LOSS)
   NET EARNINGS                                                                                     649                         649
   FOREIGN CURRENCY
      TRANSLATION ADJUSTMENTS                                                                                      (97)         (97)
DIVIDENDS ($.90 PER SHARE)                                                                         (371)                       (371)
REPURCHASE OF SHARES
   UNDER FORWARD STOCK
   PURCHASE CONTRACTS                                          (11)       (521)                                                (521)
TREASURY STOCK PURCHASED                                        (3)        (97)                                                 (97)
TREASURY STOCK ISSUED UNDER
   MANAGEMENT INCENTIVE AND
   STOCK OPTION PLANS                                            2          83         (30)                                      53
                                   ------      ------       ------    --------     -------      -------         ------      -------
BALANCE AT JULY 29, 2001              542      $   20         (133)   $ (4,908)    $   314      $ 4,651         $ (324)     $  (247)
                                   ======      ======       ======    ========     =======      =======         ======      =======

See accompanying Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

note 1  summary of significant accounting policies

CONSOLIDATION The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

FISCAL YEAR The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2001, 2000 and 1999.

REVENUE RECOGNITION Revenues are recognized when the earnings process is complete. This generally occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable.

CASH AND CASH EQUIVALENTS All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

INVENTORIES Substantially all U.S. inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

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

INTANGIBLE ASSETS Intangible assets consist principally of the excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

LONG-LIVED ASSETS Long-lived assets are comprised of intangible assets and property, plant and equipment. Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists.

DERIVATIVE FINANCIAL INSTRUMENTS The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates and equity-linked employee benefit obligations. Beginning in 2001, all derivatives are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivatives and Hedging Activities," as amended by SFAS No. 137 and No. 138. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. The cumulative effect of adopting SFAS No. 133 was not material to the company's consolidated financial statements.

USE OF ESTIMATES Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS Prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" that such costs cannot be reported as a reduction of revenue. The consensus was effective in the fourth quarter 2001. Shipping and handling costs of approximately $207 in 2001, $199 in 2000, and $202 in 1999 were reclassified from Net sales to Cost of products sold for all periods presented. The reclassifications had no impact on net earnings or earnings per share.

NEW ACCOUNTING PRONOUNCEMENTS The EITF has recently addressed several topics related to the classification and recognition of certain promotional expenses. In May 2000, the EITF issued a consensus on Issue No. 00-14 "Accounting for Certain Sales Incentives." This Issue addresses the recognition, measurement and income statement classification of

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



certain sales incentives, including discounts, coupons, and free products. In April 2001, the EITF reached a consensus on Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" and delayed the implementation date of Issue No. 00-14 to coincide with the effective date of Issue No. 00-25. Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The company will adopt this accounting guidance in the first quarter 2002.

The company has historically classified certain costs covered by the provisions of Issues No. 00-14 and 00-25 as promotional expenses within Marketing and selling expenses. The company is continuing to evaluate the impact of the new accounting guidance and expects that certain costs historically recorded as Marketing and selling expenses will be reclassified as a reduction of sales. Based on historical information, annual net sales as currently reported could be reduced by approximately 12% to 13%. Prior period amounts will be restated upon adoption. As reclassifications, these changes will not affect the company's financial position or earnings.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over the estimated useful life. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Earlier adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been issued. The elimination of amortization is to be applied on a prospective basis and prior periods are not to be restated. However, the impact of amortization of goodwill and indefinite life intangible assets is to be disclosed for prior periods.

The company is currently evaluating the impact of these provisions and considering early adoption in 2002. The total after-tax amortization expense related to goodwill and other intangible assets was approximately $40 in 2001. This amount includes amortization related to the European soup and sauce acquisition in May 2001.

note 2   comprehensive income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended July 29, 2001 and July 30, 2000 was $552 and $637, respectively. Accumulated other comprehensive loss, as reflected in the Statements of Shareowners' Equity, primarily consists of the cumulative foreign currency translation adjustment. The net gain on cash-flow hedges was not material at July 29, 2001.

note 3   business and geographic segment information

The company operates in three business segments: Soup and Sauces, Biscuits and Confectionery and Away From Home. The segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels.

The Soup and Sauces segment includes the worldwide soup businesses that are comprised of, among others, Campbell's soups worldwide, Erasco soups in Germany, Liebig soups in France, the European dry soup and sauce business under the Batchelors, Oxo, Lesieur, Royco, Liebig, Heisse Tasse, Bla Band and McDonnells brands, Prego spaghetti sauces, Pace Mexican sauces, Franco-American pastas and gravies, Swanson broths, and V8 and V8 Splash beverages. The Biscuits and Confectionery segment includes the Godiva Chocolatier, Pepperidge Farm and Arnotts businesses. Away From Home represents the distribution of products, including Campbell's soups and Campbell's Specialty Kitchen entrees, to the North American food service and home meal replacement markets.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in the summary of significant accounting policies included in Note 1. The company evaluates segment performance based on earnings before interest and taxes, excluding certain non-recurring charges. Away From Home products are principally produced by the tangible assets of the company's other segments, except for the Stockpot premium

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



refrigerated soups, which are produced in a separate facility, and for certain frozen products which are produced under contract manufacturing agreements. Accordingly, with the exception of the designated Stockpot facility, plant assets have not been allocated to the Away From Home segment. Depreciation and amortization are allocated to Away From Home based on budgeted production hours. Transfers between segments are recorded at cost plus mark-up or at market.

Information about operations by business segment is as follows:

BUSINESS SEGMENTS

                                           Biscuits &        Away                      Corporate
                               Soup &         Confec-        From                       & Elimi-
 2001                          Sauces         tionery        Home        Other(1)     nations(2)      Total
                               ------      ----------        ----        --------     ----------     ------
NET SALES(3)                   $4,539           1,613         573               4           (65)     $6,664

EARNINGS BEFORE
 INTEREST AND TAXES(4)         $1,052             206          58               1          (123)     $1,194

DEPRECIATION AND
 AMORTIZATION                  $  137              87          15               1            26      $  266

CAPITAL
 EXPENDITURES                  $  107              77           6               -            10      $  200

SEGMENT ASSETS                 $3,613           1,250         352               4           708      $5,927

                                           Biscuits &        Away                      Corporate
                               Soup &         Confec-        From                       & Elimi-
 2000                          Sauces         tionery        Home        Other(1)     nations(2)      Total
                               ------      ----------        ----        --------     ----------     ------
Net sales(3)                   $4,393           1,542         565              28           (62)     $6,466

Earnings before
 interest and taxes            $1,081             213          53               -           (82)     $1,265

Depreciation and
 amortization                  $  126              83          16               1            25      $  251

Capital
 expenditures                  $  119              64           4               -            13      $  200

Segment assets                 $2,750           1,364         371               7           704      $5,196

                                           Biscuits &        Away                      Corporate
                               Soup &         Confec-        From                       & Elimi-
 1999                          Sauces         tionery        Home         Other(1)    nations(2)      Total
                               ------      ----------        ----         --------    ----------     ------
Net sales(3)                   $4,515           1,505         535             132           (61)     $6,626

Earnings before
 interest and taxes(5)         $1,082             215          57              (5)          (79)     $1,270

Depreciation and
 amortization                  $  128              84          13               9            21      $  255

Capital
 expenditures                  $  164              70          32              10            21      $  297

Segment assets                 $2,975           1,461         349              38           699      $5,522

(1)  Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.
(2)  Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.
(3)  In 2001, shipping and handling costs of $207, $199 and $202 for fiscal 2001, 2000, and 1999, respectively, have been reclassified from Net sales to Cost of products sold to comply with a new accounting pronouncement.
(4)  Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of costs of $15 associated with the Australian manufacturing reconfiguration.
(5)  Contributions to earnings before interest and taxes by segment included the effects of a fourth quarter
     1999 restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows:
     Soup and Sauces - $22, Biscuits and Confectionery - $1, and Other - $13.

GEOGRAPHIC AREA INFORMATION

Information about operations in different geographic areas is as follows:

 Net sales(1)                           2001            2000            1999
                                    --------        --------        --------
United States                       $ 5,021         $ 4,820         $ 4,948

Europe                                  613             587             653

Australia/Asia Pacific                  589             649             632

Other countries                         513             483             456

Adjustments and eliminations            (72)            (73)            (63)
                                    --------        --------        --------
Consolidated                        $ 6,664         $ 6,466         $ 6,626
                                    ========        ========        ========

 Earnings before
 interest and taxes                  2001              2000              1999
                                 --------          --------          --------
United States                    $ 1,137           $ 1,135           $ 1,208

Europe                                53                55                20

Australia/Asia Pacific                46                72                49

Other countries                       81                85                72
                                 --------          --------          --------
Segment earnings before
 interest and taxes                1,317             1,347             1,349

Unallocated corporate
 expenses                           (123)              (82)              (79)
                                 --------          --------          --------
Consolidated                     $ 1,194           $ 1,265           $ 1,270
                                 ========          ========          ========

 Identifiable assets                2001              2000              1999
                                  ------            ------            ------
United States                     $2,737            $2,792            $2,742

Europe                             1,472               533               614

Australia/Asia Pacific               717               852               991

Other countries                      293               315               476

Corporate                            708               704               699
                                  ------            ------            ------
Consolidated                      $5,927            $5,196            $5,522
                                  ======            ======            ======

(1)  In 2001, shipping and handling costs of $207, $199 and $202 for fiscal
     2001, 2000 and 1999, respectively, have been reclassified from Net sales to Cost of products sold to comply with a new accounting pronouncement.

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The 2001 restructuring charge of $10 is allocated to Australia/Asia Pacific. The 1999 net restructuring charge of $36 is allocated to geographic regions as follows: United States - $10, Europe - $14, and Australia/Asia Pacific - $12.

note 4   restructuring programs

A restructuring charge of $10 ($7 after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnotts in Australia. Costs of approximately $5 ($4 after tax) were also recorded in 2001 as Cost of products sold, representing accelerated depreciation on assets to be taken out of service. This

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



program is designed to drive greater manufacturing efficiency and will result in the closure of the Melbourne plant. The company expects to incur an additional $20 - $25 pre-tax costs during 2002 related to this program for accelerated depreciation, employee benefit costs and other one-time expenses. The expected net cash outflows related to this program will not have a material impact on the company's liquidity. Approximately 550 jobs will be eliminated due to the plant closure.

A restructuring charge included in earnings from continuing operations of $41 ($30 after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge related to the streamlining of certain North American and European production and administrative facilities and the anticipated loss on a divestiture of a non-strategic business with annual sales of approximately $25. The restructuring charge included approximately $20 in cash charges primarily related to severance and employee benefit costs. The remaining balance included non-cash charges related to the disposition of plant assets and the divestiture. The restructuring and divestiture program has been completed.

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

A summary of restructuring reserves at July 29, 2001 and related activity is as follows:

                     Accrued                                          ACCRUED
                  Balance at                            2001       BALANCE AT
               July 30, 2000       Spending           Charge    JULY 29, 2001
               -------------       --------           ------    -------------
Severance pay
and benefits          $11              (11)               10              $10

note 5   other expenses

                                      2001            2000            1999
                                      ----            ----            ----
Stock price related
 incentive programs                   $ 36            $ 26            $ 15

Amortization of intangible
 and other assets                       57              55              58

Minority interest                        3               1               1

Other, net                              18               7             (10)
                                      ----            ----            -----
                                      $114            $ 89            $ 64
                                      ====            ====            =====

note 6   interest expense

                                        2001              2000              1999
                                        ----              ----              ----
Interest expense                        $222              $204              $190
Less: Interest capitalized                 3                 6                 6
                                        ----              ----              ----
                                        $219              $198              $184
                                        ====              ====              ====

note 7   acquisitions

In May 2001, the company acquired the assets of the European culinary brands business, comprised of several soup and sauce businesses, from Unilever, PLC/Unilever N.V. for approximately $900. The acquisition was financed with available cash and commercial paper borrowings. This acquisition was accounted for as a purchase transaction, and operations of the acquired business are included in the financial statements from May 4, 2001, the date the acquisition was consummated. The purchase price was allocated as follows: approximately $100 to fixed assets and inventory; approximately $440 to trademarks and other identifiable intangible assets; and approximately $360 to the excess of the purchase price over net assets acquired (goodwill). Goodwill and trademarks are being amortized on a straight-line basis over 40 years. The allocation of the excess purchase price is based on preliminary estimates and assumptions and is subject to revision.

Had the acquisition occurred at the beginning of 2000, based on unaudited data, net sales for 2001 and 2000 would have increased $303 and $403, respectively, and net earnings would have decreased $2 in 2001 and $7 in 2000. Diluted earnings per share would have decreased $.01 and $.02 in 2001 and 2000, respectively. These pro forma estimates factor in certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma results do not include any synergies expected to result from the acquisition.

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



In the first quarter of 1999, the company acquired the Stockpot premium refrigerated soup business, which is predominantly a U.S. food service business, for $105. This acquisition was accounted for using the purchase method.

note 8   pension and postretirement benefits


PENSION BENEFITS Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

Pension coverage for employees of certain non-U.S. subsidiaries are provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

POSTRETIREMENT BENEFITS The company provides postretirement benefits including healthcare and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to healthcare coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

Components of net periodic benefit cost:

 Pension                              2001            2000            1999
                                     -----           -----           -----
Service cost                         $  35           $  37           $  29

Interest cost                          106             103              91

Expected return
 on plan assets                       (158)           (150)           (142)

Amortization of net
 transition obligation                  (1)             (3)             (3)

Amortization of prior
 service cost                            5               5               5

Recognized net
 actuarial loss                          1               6               5

Curtailment                             --               1              --
                                     -----           -----           -----
Net periodic pension income          $ (12)          $  (1)          $ (15)
                                     =====           =====           =====

 Postretirement                      2001           2000           1999
                                     ----           ----           ----
Service cost                         $  3           $  5           $ 10

Interest cost                          20             18             19

Amortization of prior
 service cost                         (12)           (11)            (6)

Amortization of net gain               (7)           (12)            (9)

Settlement                             --             (3)            --
                                     ----           ----           ----
Net periodic postretirement
 (income) expense                    $  4           $ (3)          $ 14
                                     ====           ====           ====

Change in benefit obligation:

                                   Pension                 Postretirement
                           ---------------------       ---------------------
                              2001          2000          2001          2000
                           -------       -------       -------       -------
Obligation at
 beginning of year         $ 1,428       $ 1,405       $   260       $   246

Service cost                    35            37             3             5

Interest cost                  106           103            20            18

Plan amendments                 --             7            --           (14)

Actuarial (gain) loss           60            (7)           86            35

Settlement                      --            --            (1)           (2)

Curtailment                     --            (2)           --            --

Benefits paid                 (122)         (116)          (30)          (28)

Foreign currency
 adjustment                     (8)            1            --            --
                           -------       -------       -------       -------
Benefit obligation at
 end of year               $ 1,499       $ 1,428       $   338       $   260
                           =======       =======       =======       =======

Change in the fair value of pension plan assets:

                                                2001                  2000
                                             -------               -------
Fair value at beginning of year              $ 1,846               $ 1,740

Actual return on plan assets                     (97)                  218

Employer contributions                            --                     2

Benefits paid                                   (118)                 (112)

Foreign currency adjustment                      (10)                   (2)
                                             -------               -------
Fair value at end of year                    $ 1,621               $ 1,846
                                             =======               =======

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



Funded status as recognized in the Consolidated Balance Sheet:

                                    Pension                 Postretirement
                              -------------------        --------------------
                               2001          2000          2001          2000
                              -----        ------        ------        ------
Funded status at
 end of year                  $ 122        $ 418         $(338)        $(260)

Unrecognized prior
 service cost                    54           60           (32)          (44)

Unrecognized
 (gain) loss                    220          (94)           15           (79)

Unrecognized net
 transition obligation            -           (1)            -             -
                              -----        ------        ------        ------
Net amount recognized         $ 396        $ 383         $(355)        $(383)
                              =====        ======        ======        ======

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at July 29, 2001 and July 30, 2000.

PENSION

Weighted-average assumptions at end of year:

                                     2001              2000              1999
                                   ------            ------            ------
Discount rate for
 benefit obligation                 7.25%             7.75%             7.50%

Expected return on
 plan assets                       10.00%            10.50%            10.50%

Rate of compensation
 increases                          4.50%             4.50%             4.50%


POSTRETIREMENT

The discount rate used to determine the accumulated postretirement benefit obligation was 7.25% in 2001 and 7.75% in 2000. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 8%, declining to 4.50% in 2006 and continuing at 4.50% thereafter.

A one percentage point change in assumed health care costs would have the following effects on 2001 reported amounts:

                                    Increase         Decrease
                                    --------         --------
Effect on service and
 interest cost                           $ 3            $ (3)

Effect on the 2001
 accumulated benefit obligation          $20            $(21)


Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

SAVINGS PLANS The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $11 in 2001, $10 in 2000, and $11 in 1999.

note 9   taxes on earnings

The provision for income taxes on earnings from continuing operations consists of the following:

                                            2001            2000            1999
                                        --------        --------        --------
Income taxes:

Currently payable

 Federal                                $   254         $   246         $   231
 State                                       29              30              31
 Non-U.S.                                    51              70              33
                                        --------        --------        --------
                                            334             346             295
                                        ========        ========        ========
Deferred

 Federal                                     13              36              64
 State                                       (1)             (4)              2
 Non-U.S.                                    (8)            (15)             12
                                        --------        --------        --------
                                              4              17              78
                                        --------        --------        --------
                                        $   338         $   363         $   373
                                        ========        ========        ========

Earnings from continuing
 operations before income taxes:

 United States                          $   835         $   880         $   954
 Non-U.S.                                   152             197             143
                                        --------        --------        --------
                                        $   987         $ 1,077         $ 1,097
                                        ========        ========        ========

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

                                           2001            2000            1999
                                          -----           -----           -----
Federal statutory income
 tax rate                                 35.0%           35.0%           35.0%

State income taxes (net of
 federal tax benefit)                      1.5             1.5             1.9

Nondeductible divestiture and
 restructuring charges                       -               -             0.3

Non-U.S. earnings taxed at other
 than federal statutory rate              (0.9)           (1.0)           (0.6)

Tax loss carryforwards                    (0.3)           (0.3)           (0.3)

Other                                     (1.1)           (1.5)           (2.3)
                                          -----           -----           -----
Effective income tax rate                 34.2%           33.7%           34.0%
                                          =====           =====           =====


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



Deferred tax liabilities and assets are comprised of the following:

                                           2001                2000
                                          ------              ------
Depreciation                              $ 160               $ 170

Pensions                                    125                 118

Other                                       216                 195
                                          ------              ------
Deferred tax liabilities                    501                 483
                                          ------              ------
Benefits and compensation                   197                 200

Tax loss carryforwards                       12                  17

Other                                        95                  78
                                          ------              ------
Gross deferred tax assets                   304                 295

Deferred tax asset valuation
 allowance                                  (12)                (17)
                                          ------              ------
Net deferred tax assets                     292                 278
                                          ------              ------
Net deferred tax liability                $ 209               $ 205
                                          ======              ======

At July 29, 2001, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $32. Of these carryforwards, $9 expire through 2005 and $23 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 46%.

Income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $525, which are deemed to be permanently invested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.

note 10  accounts receivable

                                       2001                2000
                                      ------              ------
Customers                             $ 441               $ 424

Allowances for cash
 discounts and bad debts                (28)                (19)
                                      ------              ------
                                        413                 405

Other                                    29                  38
                                      ------              ------
                                      $ 442               $ 443
                                      ======              ======

note 11   inventories

                                       2001              2000
                                       ----              ----
Raw materials, containers
 and supplies                          $216              $213

Finished products                       381               358
                                       ----              ----
                                       $597              $571
                                       ====              ====

Approximately 61% of inventory in 2001 and 62% in 2000 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at July 29, 2001 and July 30, 2000.

note 12  other current assets

                                        2001            2000
                                      -------         -------
Prepaid pensions                      $   18          $   18

Deferred taxes                            94              80

Other                                     46              29
                                      -------         -------
                                      $  158          $  127
                                      =======         =======

note 13  plant assets

                                        2001            2000
                                      -------         -------
Land                                  $   50          $   43

Buildings                                840             808

Machinery and equipment                2,354           2,283

Projects in progress                     133             162
                                      -------         -------
                                       3,377           3,296

Accumulated depreciation              (1,740)         (1,652)
                                      -------         -------
                                      $1,637          $1,644
                                      =======         =======

Depreciation expense provided in Costs and expenses was $209 in 2001, $196 in 2000, and $197 in 1999. Approximately $75 of capital expenditures are required to complete projects in progress at July 29, 2001.

note 14  intangible assets

                                            2001                  2000
                                         --------               --------
Purchase price in excess of
 net assets of businesses
 acquired (goodwill)                     $ 1,856               $ 1,570

Trademarks                                   890                   456

Other intangibles                             11                     4
                                         --------              --------
                                           2,757                 2,030

Accumulated amortization                    (306)                 (263)
                                         --------              --------
                                         $ 2,451               $ 1,767
                                         ========              ========

note 15  other assets

                              2001              2000
                              ----              ----
Prepaid pensions              $378              $365

Investments                    215               234

Other                           25                18
                              ----              ----
                              $618              $617
                              ====              ====

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



note 16  notes payable and long-term debt

Notes payable consists of the following:

                                        2001            2000
                                     -------         -------
Commercial paper                     $ 1,789         $ 1,738

Current portion of
 Long-term Debt                            6             119

Variable-rate bank borrowings             11              16
                                     -------         -------
                                     $ 1,806         $ 1,873
                                     =======         =======

Commercial paper had a weighted average interest rate of 4.38% and 6.62% at July 29, 2001 and July 30, 2000, respectively.

The current portion of Long-term Debt had a weighted average interest rate of 5.79% and 7.06% at July 29, 2001 and July 30, 2000, respectively.

The company has short-term lines of credit of approximately $2,600 available at July 29, 2001. These lines of credit include three committed lines of credit totaling $2,300 which support commercial paper borrowings and remain unused at July 29, 2001.

Long-term Debt consists of the following:

                      Fiscal Year
 Type                 of Maturity                      Rate                 2001                2000
                        ---------                ----------               ------              ------
Notes                        2003                      6.15%              $  300              $  300
Notes                        2004(1)             4.68%-5.63%                 928                 400
Notes                        2007                      6.90%                 300                 300
Notes                        2011                      6.75%                 500                  --
Debentures                   2021                      8.88%                 200                 200
Other                   2003-2010                6.40%-9.00%                  15                  18
                                                                          ------              ------
                                                                          $2,243              $1,218
                                                                          ======              ======
(1)  $100 callable in 2002.



The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $2,323 at July 29, 2001, and $1,330 at July 30, 2000.

The company has $1,100 of capacity as of July 29, 2001 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of long-term debt mature as follows: 2002 - $6 (in current liabilities); 2003 - $300; 2004 - $928; 2005 - $1; 2006 - $1 and beyond -
$1,013.

note 17  other liabilities

                                        2001            2000
                                       -----           -----
Deferred taxes                         $ 303           $ 285

Deferred compensation                    123             129

Postemployment benefits                   13              11

Other                                     36              20
                                       -----           -----
                                       $ 475           $ 445
                                       =====           =====

note 18  financial instruments

The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity.

As of July 29, 2001, the accumulated derivative gain/(loss) in other comprehensive income was not material. At July 29, 2001, the maximum maturity date of any cash-flow hedge was approximately three months.

Other disclosures related to hedge ineffectiveness, gains/(losses) excluded from the assessment of hedge effectiveness, gains/(losses) arising from effective hedges of net investments, gains/(losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company periodically utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed-rate debt. In 2001, the company entered into interest rate swaps that convert fixed-rate debt (6.75% notes due in 2011) to variable. The swaps mature in fiscal 2011 and are accounted for as fair-value hedges. The amounts paid or received on these hedges and adjustments to fair value are recognized as adjustments to interest expense. The notional amount of interest rate swaps was $250 at July 29, 2001. The swaps had a fair value of $5 at July 29, 2001. There were no interest rate swaps outstanding at July 30, 2000.

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts in order to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the euro, British pound, Australian dollar, Canadian dollar, Japanese yen, and Swedish krona.

Qualifying forward exchange contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction. The fair value of these instruments was not material at July 29, 2001. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction. The assessment of effectiveness for contracts is based on changes in the spot rates and the change in the time value of options is reported in earnings.

The company also enters into certain foreign currency derivative instruments that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses, as an offset to gains/(losses) on the underlying transaction.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. These instruments are designated as cash-flow hedges. The fair value of the effective portion of the contracts is recorded in Accumulated other comprehensive income and reclassified into Cost of products sold in the period in which the underlying transaction is recorded in earnings. Commodity hedging activity is not material to the company's financial statements.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index and the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2002 and 2003, was $60 at July 29, 2001. The net liability recorded under these contracts at July 29, 2001 was approximately $17. These instruments are not designated as accounting hedges. Gains and losses are recorded in Other expenses.

All amounts in other comprehensive income for cash-flow hedges are expected to be reclassified into earnings in the

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



fiscal year. The amount of discontinued cash-flow hedges during the year was not material.

note 19  shareowners' equity

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

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

The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had the company recorded compensation expense for the fair value of options granted consistent with SFAS No. 123, earnings from continuing operations would have been reduced by approximately $14, $13 and $16 in 2001, 2000 and 1999, respectively. Earnings per share from continuing operations, both basic and assuming dilution, would have been reduced by $.03 in both 2001 and 2000, and $.04 in 1999.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vest in 2002, 2003 or 2004. The company recognizes compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $8 in 2001.

The weighted average fair value of options granted in 2001, 2000 and 1999 was estimated as $7.96, $7.94 and $11.49, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2001, 2000 and 1999:

                                       2001               2000              1999
                                       ----               ----              ----
Risk-free interest rate                5.1%               6.3%              6.2%

Expected life (in years)                 6                  6                 6

Expected volatility                     30%                29%               24%

Expected dividend yield                3.1%               3.0%              2.0%


Restricted shares granted are as follows:

 (shares in thousands)             2001             2000             1999
                                   ----             ----             ----
Restricted Shares
 Granted                            184              573            1,804


Information about stock options and related activity is as follows:

                                           Weighted                          Weighted                          Weighted
                                            Average                           Average                           Average
 (options in                               Exercise                          Exercise                          Exercise
 thousands)                  2001             Price            2000             Price            1999             Price
                          -------        ----------         -------        ----------         -------        ----------
Beginning of year         24,024         $    32.16         19,880         $    32.37         18,366         $    28.72

Granted                    1,361              31.95          6,105              29.84          3,890              42.79

Exercised                 (2,434)             16.82         (1,350)             17.81         (2,122)             17.75

Terminated                  (929)             40.36           (611)             45.40           (254)             45.61

Converted to
 restricted stock         (4,652)             46.13              -                  -              -                  -
                          -------        ----------         -------             -----         -------             -----
End of year               17,370         $    30.30         24,024         $    32.16         19,880         $    32.37
                          -------                           -------
Exercisable at
 end of year              12,160                            14,850                            14,019
                          ======                            ======                            =======

 (options in thousands)        Stock Options Outstanding            Exercisable Options
                           ----------------------------------       ---------------------
                                       Weighted
                                        Average      Weighted                    Weighted
 Range of                             Remaining       Average                     Average
 Exercise                           Contractual      Exercise                    Exercise
 Prices                    Shares          Life         Price       Shares          Price
---------------            ------           ---        ------       ------        -------
$16.26 - $22.60             3,809           2.5        $19.54        3,809        $ 19.54
$23.18 - $31.91             9,871           6.9        $30.52        6,078        $ 31.12
$32.03 - $44.41             3,032           6.7        $39.16        1,627        $ 43.29
$44.61 - $56.50               658           3.9        $53.81          646        $ 53.83
                           ------                                   ------
                           17,370                                   12,160
                           ======                                   ======

In 1999, the company entered into forward stock purchase contracts to partially hedge the company's equity exposure from its stock option program. On December 12, 2000, the company purchased 11 million shares of common stock under the existing forward contracts for approximately $521.

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)



incremental effect of stock options, except when such effect would be antidilutive. In 2001, 2000 and 1999, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately three million, four million and two hundred thousand shares, respectively, under forward stock purchase contracts.

note 20  contingencies

The company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no pending claims or litigation, the outcome of which would have a material effect on the consolidated results of operations, financial position or cash flows of the company.

note 21  statements of cash flows

                                 2001            2000            1999
                                 ----            ----            ----
Interest paid, net of
 amounts capitalized             $208            $199            $181

Interest received                $ 12            $ 10            $ 11

Income taxes paid                $310            $253            $300


note 22  subsequent event (unaudited)

On September 20, 2001, the company issued $300 seven-year fixed-rate notes at 5.875%. The proceeds were used to repay short-term borrowings. In conjunction with the issuance of these notes, the company also entered into a seven-year interest rate swap contract, which converted $75 of the fixed rate interest obligations to variable rate debt.

note 23  quarterly data (unaudited)

 2001                                         FIRST                SECOND                 THIRD                FOURTH
                                         ----------            ----------            ----------            ----------
NET SALES(1)                             $    1,830            $    2,017            $    1,487            $    1,330

COST OF PRODUCTS SOLD(1)                        859                   922                   715                   650

NET EARNINGS                                    204                   271                   122                    52

PER SHARE - BASIC
 NET EARNINGS                                  0.48                  0.65                  0.30                  0.13
 DIVIDENDS                                    0.225                 0.225                 0.225                 0.225

PER SHARE - ASSUMING DILUTION
 NET EARNINGS                                  0.47                  0.65                  0.30                  0.13

MARKET PRICE
 HIGH                                    $    28.81            $    35.44            $    33.05            $    31.00
 LOW                                     $    23.75            $    28.19            $    28.25            $    25.75



 2000                                         First                Second                 Third                Fourth
                                         ----------            ----------            ----------            ----------
Net sales(1)                             $    1,819            $    1,972            $    1,442            $    1,233

Cost of products sold(1)                        860                   904                   712                   631

Net earnings                                    235                   281                   139                    59

Per share - basic
 Net earnings                                  0.55                  0.66                  0.33                  0.14
 Dividends                                    0.225                 0.225                 0.225                 0.225

Per share - assuming dilution
 Net earnings                                  0.54                  0.65                  0.32                  0.14

Market price
 High                                    $    45.88            $    47.00            $    35.38            $    33.31
 Low                                     $    38.00            $    29.25            $    25.44            $    25.44

(1) In 2001, financial results were restated to conform to the requirements of Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and
     Handling Fees and Costs." Shipping and handling costs of $207 in 2001 and $199 in 2000 were reclassified from Net sales to Cost of products sold.

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

/s/ Douglas R. Conant

Douglas R. Conant
President and Chief Executive Officer



/s/ Robert A. Schiffner

Robert A. Schiffner
Senior Vice President and Chief Financial Officer



/s/ Gerald S. Lord

Gerald S. Lord
Vice President - Controller

September 6, 2001



Report of Independent Accountants




TO THE SHAREOWNERS AND DIRECTORS
OF CAMPBELL SOUP COMPANY

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 29, 2001 and July 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 6, 2001

Five-Year Review - Consolidated
(millions, except per share amounts)

Fiscal Year                                         2001(1)              2000        1999(2)          1998(3)           1997(4)
                                                   --------          --------       --------         --------          --------
SUMMARY OF OPERATIONS
Net sales                                          $ 6,664           $ 6,466        $ 6,626          $ 6,944           $ 6,878
Earnings before interest and taxes                   1,194             1,265          1,270            1,248             1,149
Earnings before taxes                                  987             1,077          1,097            1,073               991
Earnings from continuing operations                    649               714            724              689               634
Earnings (loss) from discontinued operations             -                 -              -              (18)               79
Net earnings                                           649               714            724              660               713
Cash margin(5)                                        22.0%             23.5%          23.0%            21.8%             20.9%

FINANCIAL POSITION
Net assets of discontinued operations              $     -           $     -        $     -          $     -           $   632
Plant assets - net                                   1,637             1,644          1,726            1,723             2,044
Total assets                                         5,927             5,196          5,522            5,633             6,196
Total debt                                           4,049             3,091          3,317            2,570             2,657
Shareowners' equity                                   (247)              137            235              874             1,420

PER SHARE DATA
Earnings from continuing operations - basic        $  1.57           $  1.68        $  1.64          $  1.52           $  1.34
Earnings from continuing operations -
   assuming dilution                                  1.55              1.65           1.63             1.50              1.33
Net earnings - basic                                  1.57              1.68           1.64             1.46              1.51
Net earnings - assuming dilution                      1.55              1.65           1.63             1.44              1.49
Dividends declared                                    0.90              0.90          0.885            0.823              0.75

OTHER STATISTICS
Capital expenditures                               $   200           $   200        $   297          $   256           $   252
Number of shareowners (in thousands)                    48                51             51               51                49
Weighted average shares outstanding                    414               425            441              454               472
Weighted average shares outstanding -
   assuming dilution                                   418               432            445              460               478

(1) 2001 results include pre-tax costs of $15 ($11 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $5 were recorded in Cost of products sold.

{2} 1999 earnings from continuing operations include a net pre-tax restructuring charge of $36; $27 after tax or $.06 per share (basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22; $15 after tax or $.03 per share (basic and assuming dilution).

(3) 1998 earnings from continuing operations include a pre-tax restructuring charge of $262; $193 after tax or $.42 per share (basic and assuming dilution). Earnings from continuing operations also include a gain on divestiture of $14; $9 after tax or $.02 per share (basic and assuming dilution). Net earnings include the cumulative effect of a change in accounting for business process reengineering costs of $11 or $.02 per share (basic and assuming dilution).

(4) 1997 earnings from continuing operations include a pre-tax restructuring charge of $204; $152 after tax or $.31 per share (basic and assuming dilution).

(5) Cash margin equals earnings before interest and taxes plus depreciation, amortization and minority interest expense divided by net sales.

 In 2001, financial results were restated to conform to the requirements of a new accounting pronouncement. Shipping and handling costs have been reclassified from Net sales to Cost of products sold for all periods presented.

The company spun off its Specialty Foods segment in 1998 and accounted for it as a discontinued operation. All information has been reclassified accordingly.