Form 10-K, Exhibit 13
period 2002-07-28
CAMPBELL SOUP CO
filed 2002-10-11
CIK 16732

22 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

OVERVIEW Net earnings for 2002 were $525 million ($1.28 per share). (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) In 2002, net earnings declined 19% and earnings per share declined 17%. The 2002 results included costs of $20 million pre-tax ($.03 per share) associated with the Australian manufacturing reconfiguration which commenced in 2001. Pre-tax costs of $19 million were classified as Cost of products sold and $1 million as a Restructuring charge. The 2001 results included a restructuring charge and related costs of approximately $15 million pre-tax ($.03 per share) associated with the manufacturing reconfiguration. Pre-tax charges of $10 million were classified as a Restructuring charge and $5 million were classified as Cost of products sold. Net earnings in 2001 also include an approximate $.03 per share dilutive impact from the European soup and sauce brands acquisition. Excluding the impact of the costs associated with the manufacturing reconfiguration, net earnings in 2002 declined 18% and earnings per share declined 17%. The earnings decline was primarily related to planned increases in marketing and infrastructure investments across major businesses, partially offset by lower interest expense.

Certain reclassifications were made to the financial statements to comply with new accounting standards. In the first quarter of 2002, the company adopted EITF Issue No. 00-14 "Accounting for Certain Sales Incentives" and Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," as codified by Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." Under these Issues, the EITF concluded that certain consumer and trade promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of these new accounting standards in 2002 resulted in the following reclassifications to the annual results for 2001 and 2000: Net sales were reduced by $893 million and $840 million, respectively; Cost of products sold was reduced by $14 million and $19 million, respectively; and Marketing and selling expenses were reduced by $879 million and $821 million, respectively. These reclassifications had no impact on net earnings.

SALES Sales increased 6% in 2002 to $6.1 billion from $5.8 billion. The increase in sales was due to a 4% increase from the European acquisition which was completed in May 2001, a 2% increase due to volume and mix, a 1% increase due to higher selling prices, offset by a 1% decline due to increased trade promotion and consumer coupon redemption expenses. Worldwide wet soup volume increased 1% from 2001.

Sales in 2001 increased 3% to $5.8 billion from $5.6 billion. The increase was attributed to a 4% increase due to volume and mix, a 1% increase from higher selling prices, a 1% increase from the acquisition, offset by a 1% decrease due to increased trade promotion and consumer coupon redemption expenses and a 2% decrease due to currency. Worldwide wet soup volume increased 5% from 2000.

An analysis of net sales by segment follows:

                                                     % Change
                                                   2002/   2001/
(millions)                2002     2001      2000  2001    2000
---------------------------------------------------------------
North America Soup
  and Away From Home    $2,524   $2,532    $2,434   --       4
North America Sauces
  and Beverages          1,182    1,161     1,156    2      --
Biscuits and
  Confectionery          1,507    1,446     1,391    4       4
International Soup
  and Sauces               920      632       622   46       2
Other                       --       --        23   --      --
---------------------------------------------------------------
                        $6,133   $5,771    $5,626    6       3
===============================================================

Sales in 2002 from North America Soup and Away From Home were flat with 2001. Volume and mix increased 1% from the prior year, offset by an increase in trade promotion and consumer coupon redemption expenses. U.S. wet soup volume increased 1%. Ready-to-serve volume increased 9% behind the double-digit volume gains in Campbell's Chunky and Campbell's Select soups. This sales growth was driven by new varieties, quality improvements, and increased advertising. Swanson broth volume increased 4%. Condensed soup volume declined 5%. Canada reported sales growth in all businesses, particularly soup, in response to increased marketing. Away From Home sales slightly increased over the prior year led by solid soup sales performance, which offset a decline in lower margin bakery and frozen entree sales.

The 4% increase in sales from North America Soup and Away From Home in 2001 versus 2000 was due to the following: 6% increase from volume and mix, offset by a 1% increase in trade promotion and consumer coupon redemption expenses, and a 1% decline due to currency. Soup volume in the U.S. increased 6% over the prior year based on the performance of condensed Chicken Noodle, Tomato and Cream of Mushroom, ready-to-serve varieties such as Campbell's Chunky and Campbell's Select and the introduction of Campbell's ready-to-serve classics. Canada and Away From Home also contributed to volume growth.

                                        Campbell Soup Company Annual Report 2002


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The 2% increase in sales from North America Sauces and Beverages in 2002 versus 2001 was due to a 3% increase in volume and mix, offset by a 1% reduction due to higher trade promotion and consumer coupon redemption expenses. The volume growth resulted from the performance of Prego pasta bake sauces, which were introduced in the fourth quarter of 2001, Pace Mexican sauces, V8 vegetable juices and the Mexican business. These volume gains were partially offset by continued declines in Franco-American canned pasta and V8 Splash.

Sales from North America Sauces and Beverages were relatively flat in 2001 compared to 2000. Franco-American products and V8 Splash experienced sales declines in highly competitive categories. Sales of Prego sauce and Pace salsa increased modestly.

Sales from Biscuits and Confectionery increased 4% in 2002 due to a 4% increase in volume and mix, a 1% increase from higher selling prices, offset by a 1% decline from currency, primarily the Australian dollar. Pepperidge Farm contributed to the sales growth with new products, including the introduction of Dessert Bliss cookies and Goldfish Sandwich crackers, and increased distribution. Arnotts in Australia reported volume gains due to increases in value-added products in the snack foods category, such as Rix Rice chips and Kettle chips. Tim Tams biscuit sales also increased significantly. Godiva sales rose slightly, as new store openings worldwide offset lower same store sales in North America in the aftermath of September 11th.

Sales from Biscuits and Confectionery increased 4% in 2001 versus 2000 due to a 9% increase from volume and mix, a 1% increase from higher selling prices, offset by a 5% decline from currency, primarily the Australian dollar, and a 1% decrease due to increased trade promotion and consumer coupon redemption expenses. The entire portfolio contributed to the volume gains. Pepperidge Farm cookies, crackers, fresh bread and frozen products all demonstrated improve-ments in sales volume. Arnott's Tim Tams, Shapes and Kettle chips contributed to the growth in sales. Godiva reported a double-digit increase in sales due to new store openings and increased comparable store sales.

International Soup and Sauces reported a 46% increase in sales in 2002 due primarily to a 44% increase from the European acquisition, which was completed in the fourth quarter of 2001, and a 2% increase from currency. The base business in Europe declined slightly as weakness in United Kingdom soup and sauces was partially offset by gains in soup sales in Belgium and France. Asia Pacific sales grew robustly due to continued growth in Australian soup and broth.

International Soup and Sauces reported a 2% increase in sales in 2001 versus 2000 due primarily to the European acquisition, which was completed in the fourth quarter 2001.

The decline in sales from Other in 2001 versus 2000 was due to the divestiture of MacFarms in April 2000.

GROSS MARGIN Gross margin, defined as Net sales less Cost of products sold, increased by $51 million in 2002 due to the increase in sales. As a percent of sales, gross margin was 43.9% in 2002, 45.7% in 2001, and 45.1% in 2000. The percentage decline in 2002 was due mainly to the continuing mix shift in U.S. soup towards ready-to-serve products, the cost of quality improvements across a number of products, and costs associated with the Australian manufacturing reconfiguration. The improvement in gross margin percentage in 2001 from 2000 was due to cost productivity programs and favorable sales mix.

MARKETING AND SELLING EXPENSES Marketing and selling expenses as a percent of sales were 17.4% in 2002, 15.4% in 2001, and 14.2% in 2000. In 2002, Marketing
and selling expenses increased approximately 21% from 2001, 16% excluding the impact of the European acquisition. The increase in 2002 was due primarily to the planned increases in advertising investments across the portfolio, particularly in U.S. soup and sauces, and selling infrastructure investments. The increase in 2001 was due to an increase in advertising behind core U.S. brands, principally U.S. soup, and incremental selling costs associated with new store openings in the Godiva Chocolatier business.

GENERAL AND ADMINISTRATIVE EXPENSES Administrative expenses as a percent of sales increased to 6.9% in 2002 from 6.4% in 2001 due to costs associated with infrastructure investments and higher compensation costs. In 2001, Administrative expenses increased to 6.4% of Net sales from 5.7% in 2000 due to higher compensation costs and costs associated with infrastructure enhancements.

Research and development expenses increased $14 million or 22% in 2002 from 2001 due to costs associated with quality improvement initiatives and new product development.

Other expenses increased 21% in 2002 due primarily to increased amortization expense associated with the European acquisition. Other expenses increased in 2001 as compared to 2000 primarily due to higher stock-based incentive compensation costs and slightly higher amortization expense.

24 25

OPERATING EARNINGS Segment operating earnings, both as reported and excluding the costs associated with the Australian manufacturing strategy, declined 14% in 2002 from 2001.

Segment operating earnings in 2001 were relatively flat as compared with 2000, excluding the costs associated with the Australian manufacturing strategy and before the impact of currency. Operating earnings as reported declined 2% in 2001 compared to 2000.

An analysis of operating earnings by segment follows:

                                                      % Change
                                                     2002/ 2001/
(millions)                2002(1)   2001(1)    2000  2001  2000
-----------------------------------------------------------------
North America Soup
 and Away From Home    $   624   $   774     $  768   (19)    1
North America Sauces
 and Beverages             236       295        309   (20)   (5)
Biscuits and
 Confectionery             175       197        206   (11)   (4)
International Soup
 and Sauces                 92        51         64    80   (20)
-----------------------------------------------------------------
                         1,127     1,317      1,347   (14)   (2)
Corporate                 (143)     (123)       (82)
-----------------------------------------------------------------
                       $   984   $ 1,194     $1,265
=================================================================
(1)   Contributions to earnings by the Biscuits and Confectionery segment include the effect of pre-tax costs of $20 million in 2002 and $15 million in 2001 associated with the Australian manufacturing reconfiguration strategy.

Earnings from North America Soup and Away From Home decreased 19% in 2002 from 2001 due to planned increases in trade and consumer promotion expenses, advertising expenses, infrastructure investments and costs of quality improvements. The promotion and advertising investments were focused on ready-to-serve products, including Campbell's Chunky and Campbell's Select, and the new Campbell's Supper Bakes.

Earnings from North America Soup and Away From Home increased 1% in 2001 from 2000 due to sales volume growth partially offset by increased marketing investments.

Earnings from North America Sauces and Beverages declined 20% in 2002 from 2001 primarily due to a significant increase in marketing investments, principally on Prego pasta bake sauces, Pace and V8 vegetable juices.

Earnings from North America Sauces and Beverages declined 5% in 2001 from 2000 primarily due to increased marketing investments.

In 2002, earnings from Biscuits and Confectionery decreased 11% as reported, 8% excluding the impact of the Australian manufacturing reconfiguration costs. The decline was due to increased marketing investments across the portfolio and a decline in earnings from Godiva, partially offset by increased sales in Pepperidge Farm and Arnotts.

In 2001, earnings from Biscuits and Confectionery increased 8% before the impact of currency and excluding the impact of the Australian manufacturing reconfiguration costs. Reported earnings increased 3% before the impact of Australian manufacturing reconfiguration costs. The increase was due to higher sales volume across the portfolio.

The 80% increase in 2002 earnings from International Soup and Sauces was due to the European acquisition. Excluding the acquisition, earnings declined significantly due to lower sales in the United Kingdom soup and sauces business and planned increases in marketing across the portfolio.

The 20% decline in 2001 earnings from International Soup and Sauces was primarily due to costs associated with the integration of the European acquisition.

Corporate expenses increased in 2002 due principally to planned infrastructure investments and higher compensation costs.

Corporate expenses increased in 2001 primarily due to an increase in incentive compensation costs and costs associated with infrastructure enhancements.

NONOPERATING ITEMS Interest expense decreased 13% in 2002 from 2001. Higher interest expense due to increased average debt levels following the fourth quarter 2001 European acquisition was more than offset by a steep decline in short-term rates.

Interest expense increased 11% in 2001 from 2000 due to higher debt balances resulting from the financing of the acquisition of European soup and sauce brands and capital share repurchases, partially offset by lower average interest rates.

The effective tax rate was 34.2% in both 2002 and 2001. The 2000 effective tax rate was 33.7%. The 2000 rate was favorably impacted by a lower effective rate on foreign earnings, primarily driven by a reduction in the Australian statutory rate.

RESTRUCTURING PROGRAM A restructuring charge of $10 million ($7 million after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnotts in Australia. In the second quarter of 2002, the company recorded an additional $1 million restructuring charge related to planned severance actions. Related costs of approximately $19 million ($13 million

                                        Campbell Soup Company Annual Report 2002


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

after tax) and $5 million ($4 million after tax) were recorded in 2002 and 2001, respectively, as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure. Remaining spending under this program primarily relates to severance payments. As a result of this reconfiguration, the company expects annual pre-tax cost savings of approximately $10 million, a portion of which will be realized in 2003.

See Note 4 to the Consolidated Financial Statements for further discussion of this program.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities provided $1 billion in 2002, compared to $1.1 billion in 2001. The decrease was primarily due to lower net earnings resulting from planned increases in marketing and infrastructure investments. Net cash flows from operations in 2001 decreased to $1.1 billion from $1.2 billion in 2000 due primarily to lower net earnings. Over the last three years, operating cash flows totaled over $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs.

Capital expenditures were $269 million in 2002, $200 million in 2001 and 2000. Capital expenditures are projected to be approximately $285 million in 2003. The increase in 2002 was due to planned process improvements, product quality enhancements, the Australian plant reconfiguration, and the construction of the new Pepperidge Farm bakery in Connecticut.

Businesses acquired in 2001 represented the purchase of the European soup and sauce brands in May 2001. The acquisition spending in 2002 represented a purchase price adjustment related to the European acquisition.

In 2000, sale of businesses represented the divestiture of MacFarms.

Long-term borrowings in 2002 were the result of a series of debt issuances throughout the year. In September 2001, the company issued $300 million seven-year 5.875% fixed-rate notes. The proceeds were used to repay short-term borrowings. While planning for the issuance of these notes, the company entered into interest rate swaps with a notional value of approximately $138 million that effectively fixed a portion of the interest rate on the debt prior to issuance. These contracts were settled at a loss of approximately $4 million upon issuance of the notes. This loss is being amortized over the life of the notes. In conjunction with the issuance of these notes, the company also entered into a $75 million seven-year interest rate swap that converts fixed-rate debt to variable.

In October 2001, the company issued $300 million two-year variable-rate notes. The proceeds were also used to repay short-term borrowings. In connection with this issuance, the company entered into a $300 million two-year interest rate swap that converts the variable-rate debt to fixed.

On November 23, 2001, the company redeemed $100 million 5.625% fixed-rate notes due in September 2003. The notes were callable at par. This redemption was financed with lower rate commercial paper.

On December 11, 2001, the company issued an additional $200 million of its existing 6.75% fixed-rate notes due February 2011, originally issued in February 2001. These additional notes were priced at a premium to reflect market conditions. The proceeds were used to repay short-term borrowings.

In January 2002, the company repaid $300 million of variable-rate notes due December 2003. The notes were repaid with lower cost short-term borrowings.

On March 19, 2002, the company issued $300 million five-year 5.50% fixed-rate notes. The proceeds were used to repay $228 million variable-rate notes due in December 2003 and short-term borrowings. In connection with this issuance, the company entered into a five-year interest rate swap that converts $100 million of the fixed-rate debt to variable.

In June 2002, the company filed a $1 billion shelf registration statement with the Securities and Exchange Commission to use for future offerings of debt securities. Under the registration statement, the company may issue debt securi-ties from time to time, depending on market conditions. The company intends to use the proceeds to repay short-term debt, to reduce or retire other indebtedness or for other general corporate purposes. In 2001, the company filed a shelf registration statement with the Securities and Exchange Commission for $1 billion of debt, bringing total capacity available under registration statements to $1.1 billion. This shelf registration was depleted in 2002.

Long-term borrowings completed in 2001 included both a three-year floating rate loan, which funded the purchase of 11 million shares under forward stock purchase contracts for approximately $521 million in December 2000, and the issuance of $500 million 6.75% fixed-rate notes due February 2011. The company also entered into ten-year

26 27

interest rate swap contracts with a notional value of $250 million in connection with the issuance of the 6.75% fixed-rate notes. The proceeds of the 6.75% notes were used primarily to repay short-term borrowings. There were no new long-term borrowings in 2000.

Dividend payments decreased to $286 million in 2002, compared to $374 million in 2001, due to the reduction of the dividend per share. Dividends declared in 2002 totaled $0.63 per share and in 2001 and 2000 totaled $0.90 per share. The 2002 fourth quarter rate was $0.1575 per share. The expected annual dividend rate for 2003 is $0.63.

Capital stock repurchases totaled two hundred thousand shares at a cost of $5 million during 2002, compared to 14.3 million shares at a cost of $618 million during 2001 and repurchases of 10.7 million shares at a cost of $394 million in 2000. In 2001, the strategic share repurchase plan was suspended. The company expects to continue to repurchase shares to offset the impact of dilution from shares issued under incentive stock compensation plans.

Total shareowners' equity (deficit) on a book basis increased in 2002 to $(114) million from $(247) million in 2001. In 2002, shareowners' equity (deficit) includes a minimum liability of $208 million, net of tax, related to the company's principal U.S. pension plan. Following the stock market declines in June and July 2002, the fair value of the assets included in the pension fund fell below the accumulated benefit obligation. As required under accounting principles generally accepted in the United States, the company recognized the additional minimum liability and reclassified an existing pension asset to equity. Although this non-cash adjustment did not impact the 2002 operating results, pension expense is expected to increase in 2003 primarily due to the lower fair value of pension assets and a reduction in the estimated return on plan assets. See also Note 8 to the Consolidated Financial Statements.

The company believes that foreseeable liquidity and capital resource requirements are expected to be met through anticipated cash flows from operations, management of working capital, long-term borrowings under its shelf registration, and short-term borrowings, including commercial paper. The company believes that its sources of financing are adequate to meet its liquidity and capital resource requirements. The cost and terms of any future financing arrangements depend on the market conditions and the company's financial position at that time.

The following table represents significant long-term cash obligations:

                    Contractual Payments Due by Fiscal Year
---------------------------------------------------------------------------
                                                  2004-   2007-
(US$ equivalents in millions)    Total    2003    2006    2008   Thereafter
---------------------------------------------------------------------------
Debt Obligations*               $3,645  $1,196  $  602  $  605       $1,242
Purchase Commitments**           2,781     540   1,333     788          120
Operating Leases                   251      54     109      53           35
---------------------------------------------------------------------------
Total Long-term
  Cash Obligations              $6,677  $1,790  $2,044  $1,446       $1,397
===========================================================================

*     Includes capital lease obligations totaling $9 million

**    Represents certain long-term supply and service agreements

At July 28, 2002, the company had $1,196 million of notes payable due within one year and $45 million of standby letters of credit issued on behalf of the company. The company maintains $1.8 billion of committed revolving credit facilities, which remain unused at July 28, 2002, except for the $45 million of standby letters of credit. The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

The company enters into other commitments, such as operating lease commitments, surety bonds, and long-term purchase arrangements, in the ordinary course of business. Operating leases are primarily entered into for warehouse and office facilities, retail store space, and certain equipment. Purchase commitments relate to the procurement of ingredients, supplies, machinery and equipment and services. These commitments are not expected to have a material impact on liquidity.

The company guarantees approximately $74 million of bank loans to Pepperidge Farm independent sales distributors, which are secured by their distribution routes that are purchased from the company.

In September 2002, the company entered into a $900 million committed 364-day revolving credit facility, which replaced an existing facility that matured in September 2002. The company also has a $900 million revolving credit facility that matures in September 2006. These agreements support the company's commercial paper program.

The company has financial resources available, including lines of credit totaling approximately $2 billion, and has ready access to financial markets around the world. The pre-tax interest coverage ratio was 5.2 for 2002 compared to 5.4 for 2001 and 6.2 for 2000.

INFLATION

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies and making capital investments that improve the efficiency of operations.

                                        Campbell Soup Company Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MARKET RISK SENSITIVITY

The principal market risks to which the company is exposed are changes in interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 29% of 2002 net sales, are concentrated principally in Australia, Canada, France, Germany and the United Kingdom. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps, forward contracts, and options. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. At July 28, 2002 and July 29, 2001, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of July 28, 2002. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 16 and 18 to the Consolidated Financial Statements.

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

EXPECTED FISCAL YEAR OF MATURITY

(US$ equivalents in millions)       2003       2004         2005     2006    2007      Thereafter           Total   Fair Value
------------------------------------------------------------------------------------------------------------------------------
DEBT

Fixed rate                        $  301      $ 300        $   1    $   1   $ 605       $   1,242      $    2,450      $ 2,652
Weighted average
  interest rate                     6.16%      4.76%        9.00%    9.00%   6.20%           6.90%           6.37%
------------------------------------------------------------------------------------------------------------------------------
Variable rate                     $  895      $ 300                                                    $    1,195      $ 1,195
Weighted average
  interest rate                     2.52%      2.29%                                                         2.46%
------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS
Fixed to variable                                                           $ 100(2)    $     325(3)   $      425      $    31
Average pay rate                                                             4.12%           5.39%           5.09%
Average receive rate                                                         5.50%           6.55%           6.30%
------------------------------------------------------------------------------------------------------------------------------
Variable to fixed                             $ 300(1)                                                 $      300      $    (4)
Average pay rate                               3.74%                                                         3.74%
Average receive rate                           2.63%                                                         2.63%
==============================================================================================================================

(1)   Hedges variable-rate notes due in 2004.

(2)   Hedges 5.50% notes due in 2007.

(3) Hedges $75 million of 5.875% notes and $250 million of 6.75% notes, respectively, due in 2009 and 2011.

As of July 29, 2001, fixed-rate debt of approximately $1.7 billion with an average interest rate of 6.51% and variable-rate debt of approximately $2.3 billion with an average interest rate of 4.43% were outstanding. At July 29, 2001, the company had swapped $250 million of fixed-rate debt to variable. The average rate received on these swaps was 6.75% and the average rate paid was 6.47%.

28 29

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries.

The table below summarizes the cross-currency swaps outstanding as of July 28, 2002, which hedge such exposures. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

CROSS-CURRENCY SWAPS

                                          Interest    Notional     Fair
(US$ equivalents in millions)  Expiration     Rate       Value    Value
------------------------------------------------------------------------
Pay fixed SEK                        2003    5.72%         $29   $   (2)
Receive fixed USD                            4.03%
------------------------------------------------------------------------
Pay fixed SEK                        2005    5.78%         $47   $   (2)
Receive fixed USD                            5.25%
------------------------------------------------------------------------
Pay fixed EUR                        2007    5.46%        $200   $  (19)
Receive fixed USD                            5.75%
------------------------------------------------------------------------
Pay fixed GBP                        2011    5.97%        $200   $  (14)
Receive fixed USD                            6.08%
------------------------------------------------------------------------

The cross-currency contract outstanding at July 29, 2001 represented a pay variable FrF/receive variable US$ contract with a notional value of $110 million. This contract was canceled in 2002. The aggregate fair value of the contract was $25 million as of July 29, 2001.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign currency forward purchase and sale contracts to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding and the related weighted-average contract exchange rates as of July 28, 2002.

FORWARD EXCHANGE CONTRACTS

                                                       Average
                                                   Contractual
                                         Contract     Exchange
(US$ equivalents in millions)              Amount         Rate
--------------------------------------------------------------
Receive USD / Pay GBP                        $229         0.67
Receive USD / Pay EUR                        $207         1.03
Receive CAD / Pay USD                        $ 74         0.63
Receive GBP / Pay USD                        $ 28         1.57
Receive USD / Pay SEK                        $ 20         9.24
Receive AUD / Pay NZD                        $ 18         1.20
Receive USD / Pay CAD                        $ 18         1.56
Receive JPY / Pay USD                        $  9         0.01
Receive EUR / Pay GBP                        $  9         0.62
Receive EUR / Pay USD                        $  9         0.90
Receive USD / Pay JPY                        $  6       124.67
Receive EUR / Pay SEK                        $  5         9.44
--------------------------------------------------------------

The company had an additional $5 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, British pound, Canadian dollar, euro and New Zealand dollar, as of July 28, 2002. The aggregate fair value of all contracts was $(7) million as of July 28, 2002. Total forward exchange contracts outstanding as of July 29, 2001 were $880 million with a fair value of $(7) million.

The company had swap contracts outstanding as of July 28, 2002, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor's 500 Index or to the total return of the company's capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return or the total return on company capital stock. The notional value of the contracts that are linked to the return on the Standard & Poor's 500 Index was $21 million at July 28, 2002 and $28 million at July 29, 2001. The average forward interest rate applicable to the contract, which expires in 2003, was 2.22% at July 28, 2002. The notional value of the contract that is linked to the total return on company capital stock was $32 million at both July 28, 2002 and July 29, 2001. The average forward interest rate applicable to this contract, which expires in 2003, was 2.07% at July 28, 2002. The net cost to settle these contracts was $22 million at July 28, 2002 and $17 million at July 29, 2001. Gains and losses on the contracts, which offset gains and losses on the underlying employee compensation obligations, are recorded in Other expenses.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, market effects on debt and foreign currency, and the company's acquisition and divestiture activities.

SIGNIFICANT ACCOUNTING ESTIMATES

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion expenses - The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of expense for these programs involves use

                                        Campbell Soup Company Annual Report 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Valuation of long-lived assets - Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and postretirement medical benefits - The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assump-tions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

Income taxes - The effective tax rate and the tax bases of assets and liabilities reflect management's estimate of the ultimate outcome of various tax audits and issues. In addition, valuation allowances are established for deferred tax assets where the amount of expected future taxable income from operations does not support the realization of the asset.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized, but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over the estimated useful life. SFAS No. 141 was effective for business combinations initiated after June 30, 2001. The company will adopt SFAS No. 142 in 2003. The elimination of amortization is to be applied on a prospective basis and prior periods are not to be restated. However, the impact of amortization of goodwill and indefinite life intangible assets is to be disclosed for prior periods.

The company is currently evaluating the impact of SFAS No. 142. With the adoption of SFAS No. 142, the company will use the new criteria to assess whether goodwill and certain other intangible assets are impaired. Any impairment charge resulting from the initial impairment assessment will be recorded as a cumulative effect of an accounting change. The company estimates that the cumulative effect of adopting this standard will result in a non-cash charge of approximately $45 million on a pre-tax basis in 2003. In addition, the adoption of this standard is expected to benefit net earnings by approximately $55 million in reduced amortization of goodwill and indefinite-lived intangible assets.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002. The company is currently evaluating the impact of this Statement, but does not expect the adoption to have a material impact on the financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The provisions of this Statement are effective for fiscal years beginning after December 15, 2001. The company is currently evaluating the impact of this Statement, but does not expect the adoption to have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Exit or Disposal Activities." The provisions of this

30 31

Statement are effective for disposal activities initiated after December 31, 2002, with early application encouraged. The company is currently evaluating the impact of this Statement.

RECENT DEVELOPMENTS

On June 4, 2002, the company announced that its Australian subsidiary, Arnott's Biscuits Holdings Pty Ltd ("Arnott's Holdings"), had agreed to acquire all of the shares of Snack Foods Limited, a leader in the Australian salty snack category ("Snack Foods"), for approximately $145 million. In August 2002, Arnott's Holdings completed the acquisition of approximately 98% of the outstanding shares of Snack Foods. Arnott's Holdings completed the acquisition of the remaining approximate 2% of Snack Foods shares on September 20, 2002.

On September 20, 2002, the company also completed the purchase of Erin Foods, the number two dry soup manufacturer in Ireland.

EARNINGS OUTLOOK

On September 5, 2002, the company issued a press release announcing results for 2002 and commented on the outlook for earnings per share for the first quarter and full year for 2003.

CAUTIONARY FACTORS THAT MAY AFFECT
FUTURE RESULTS

This 2002 Annual Report contains "forward-looking" statements that reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "will" and similar expressions in conjunction with, among other things, discussions of the company's "Transformation Plan." One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

-     the company's ability to achieve the goals of its "Transformation Plan";

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company's products;

- the risks in the marketplace associated with trade and consumer acceptance of product improvements and new product introductions;

- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix and the impact of increased marketing investments;

- the company's ability to realize forecasted cost savings, including the projected outcome of global supply chain management programs;

- the difficulty of predicting the pattern of inventory movements by the company's trade customers;

- the impact of unforeseen economic changes in currency exchange rates, interest rates, equity markets, inflation rates, recession and other external factors over which the company has no control, including the possibility of increased pension expense and contributions resulting from continued decline in stock market returns; and

- the impact of unforeseen business disruptions in one or more of the company's markets due to political instability, civil disobedience, armed hostilities or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

                                        Campbell Soup Company Annual Report 2002


CONSOLIDATED STATEMENTS OF EARNINGS
(millions, except per share amounts)

                                                                                        2002              2001             2000
-------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                            $ 6,133            $5,771           $5,626
-------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of products sold                                                                3,443             3,132            3,088
  Marketing and selling expenses                                                       1,069               886              801
  Administrative expenses                                                                421               372              319
  Research and development expenses                                                       77                63               64
  Other expenses (Note 5)                                                                138               114               89
  Restructuring charges (Note 4)                                                           1                10               --
-------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                               5,149             4,577            4,361
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST AND TAXES                                                       984             1,194            1,265
Interest expense (Note 6)                                                                190               219              198
Interest income                                                                            4                12               10
-------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                    798               987            1,077
Taxes on earnings (Note 9)                                                               273               338              363
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                         $   525            $  649           $  714
===============================================================================================================================
PER SHARE - BASIC
NET EARNINGS                                                                         $  1.28            $ 1.57           $ 1.68
===============================================================================================================================
Weighted average shares outstanding - basic                                              410               414              425
===============================================================================================================================
PER SHARE - ASSUMING DILUTION
NET EARNINGS                                                                         $  1.28            $ 1.55           $ 1.65
===============================================================================================================================
Weighted average shares outstanding - assuming dilution                                  411               418              432
===============================================================================================================================
See accompanying Notes to Consolidated Financial Statements.

32 33

CONSOLIDATED BALANCE SHEETS
(millions, except per share amounts)

                                                                                JULY 28, 2002     July 29, 2001
---------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                              $   21            $   24
Accounts receivable (Note 10)                                                             417               442
Inventories (Note 11)                                                                     638               597
Other current assets (Note 12)                                                            123               140
---------------------------------------------------------------------------------------------------------------
Total current assets                                                                    1,199             1,203
---------------------------------------------------------------------------------------------------------------
PLANT ASSETS, NET OF DEPRECIATION (Note 13)                                             1,684             1,637
INTANGIBLE ASSETS, NET OF AMORTIZATION (Note 14)                                        2,503             2,451
OTHER ASSETS (Note 15)                                                                    335               636
---------------------------------------------------------------------------------------------------------------
Total assets                                                                           $5,721            $5,927
===============================================================================================================
CURRENT LIABILITIES
Notes payable (Note 16)                                                                $1,196            $1,806
Payable to suppliers and others                                                           681               582
Accrued liabilities                                                                       503               450
Dividend payable                                                                           65                92
Accrued income taxes                                                                      233               190
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               2,678             3,120
---------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 16)                                                                2,449             2,243
NONPENSION POSTRETIREMENT BENEFITS (Note 8)                                               319               336
OTHER LIABILITIES (Note 17)                                                               389               475
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       5,835             6,174
---------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY (DEFICIT) (Note 19)
Preferred stock; authorized 40 shares; none issued                                         --                --
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares                  20                20
Capital surplus                                                                           320               314
Earnings retained in the business                                                       4,918             4,651
Capital stock in treasury, 132 shares in 2002 and 133 shares in 2001, at cost          (4,891)           (4,908)
Accumulated other comprehensive loss                                                     (481)             (324)
---------------------------------------------------------------------------------------------------------------
Total shareowners' equity (deficit)                                                      (114)             (247)
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity (deficit)                                    $5,721            $5,927
===============================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                                        Campbell Soup Company Annual Report 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

                                                             2002           2001           2000
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                              $   525        $   649        $   714
Non-cash charges to net earnings
 Restructuring charges                                         --             10             --
 Depreciation and amortization                                319            266            251
 Deferred taxes                                                 5              4             17
 Other, net                                                    53             38             20
Changes in working capital
 Accounts receivable                                           40            (11)            90
 Inventories                                                  (30)            (1)            23
 Other current assets and liabilities                         105            151             50
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   1,017          1,106          1,165
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of plant assets                                   (269)          (200)          (200)
 Sales of plant assets                                          5              8              7
 Businesses acquired                                          (15)          (911)            --
 Sales of businesses                                            3             --             11
 Other, net                                                   (12)           (19)           (22)
-----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                        (288)        (1,122)          (204)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Long-term borrowings                                       1,100          1,028             --
 Repayments of long-term borrowings                          (628)            --             (7)
 Short-term borrowings                                        776          1,962          1,028
 Repayments of short-term borrowings                       (1,691)        (2,007)        (1,206)
 Dividends paid                                              (286)          (374)          (384)
 Treasury stock purchases                                      (5)          (618)          (394)
 Treasury stock issuances                                      14             24             20
 Other, net                                                    (6)            --             --
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          (726)            15           (943)
-----------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        (6)            (2)             3
-----------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                        (3)            (3)            21
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                  24             27              6
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                   $    21        $    24        $    27
===============================================================================================

See accompanying Notes to Consolidated Financial Statements.

34 35



CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY (DEFICIT)
(millions, except per share amounts)





                                                  Capital Stock                                                            Total
                                   -------------------------------------------               Earnings    Accumulated      Share-
                                         Issued                In Treasury                   Retained     Other Com-     owners'
                                   -----------------      --------------------     Capital     in the     prehensive      Equity
                                   Shares     Amount      Shares        Amount     Surplus   Business   Income (Loss)   (Deficit)
---------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1999             542       $ 20        (113)     $ (4,058)    $   382    $ 4,041        $  (150)    $   235
=================================================================================================================================
Comprehensive income (loss)
 Net earnings                                                                                     714                        714
 Foreign currency
  translation adjustments                                                                                        (77)        (77)
---------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive loss                                                                                        (77)        (77)
                                                                                                              -------------------
Total Comprehensive income                                                                                                   637
---------------------------------------------------------------------------------------------------------------------------------
Dividends ($.90 per share)                                                                       (382)                      (382)
Treasury stock purchased                                     (11)         (394)                                             (394)
Treasury stock issued under
 management incentive and
 stock option plans                                            3            79         (38)                                   41
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 30, 2000              542         20        (121)       (4,373)        344      4,373           (227)        137
=================================================================================================================================
Comprehensive income (loss)
 Net earnings                                                                                     649                        649
 Foreign currency
  translation adjustments                                                                                        (97)        (97)
---------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive loss                                                                                        (97)        (97)
                                                                                                              -------------------
Total Comprehensive income                                                                                                   552
---------------------------------------------------------------------------------------------------------------------------------
Dividends ($.90 per share)                                                                       (371)                      (371)
Repurchase of shares
 under forward stock
 purchase contracts                                          (11)         (521)                                             (521)
Treasury stock purchased                                      (3)          (97)                                              (97)
Treasury stock issued under
 management incentive and
 stock option plans                                            2            83         (30)                                   53
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 29, 2001              542         20        (133)       (4,908)        314      4,651           (324)       (247)
=================================================================================================================================
COMPREHENSIVE INCOME (LOSS)
 NET EARNINGS                                                                                     525                        525
 FOREIGN CURRENCY
  TRANSLATION ADJUSTMENTS                                                                                         49          49
 CASH-FLOW HEDGES, NET OF TAX                                                                                      2           2
 MINIMUM PENSION LIABILITY,
  NET OF TAX                                                                                                    (208)       (208)
---------------------------------------------------------------------------------------------------------------------------------
 OTHER COMPREHENSIVE LOSS                                                                                       (157)       (157)
                                                                                                              -------------------
TOTAL COMPREHENSIVE INCOME                                                                                                   368
---------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS ($.63 PER SHARE)                                                                       (258)                      (258)
TREASURY STOCK PURCHASED                                      --            (5)                                               (5)
TREASURY STOCK ISSUED UNDER
 MANAGEMENT INCENTIVE AND
 STOCK OPTION PLANS                                            1            22           6                                    28
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 28, 2002              542       $ 20        (132)     $ (4,891)     $  320    $ 4,918        $  (481)    $  (114)
=================================================================================================================================

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

FISCAL YEAR The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2002, 2001 and 2000. There will be 53 weeks in 2003.

REVENUE RECOGNITION Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable.

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

DEPRECIATION Depreciation provided in Costs and expenses is calculated using the straight-line method over the estimated useful lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively.

LONG-LIVED ASSETS Long-lived assets are comprised of intangible assets and property, plant and equipment. Intangible assets consist principally of the excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years. Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. See Recently Issued Accounting Pronouncements for the accounting for intangible assets in 2003.

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

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

RECLASSIFICATIONS Prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

In September 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10 "Accounting for Shipping and

36 37


Handling Fees and Costs" that such costs cannot be reported as a reduction of revenue. The consensus was effective in the fourth quarter 2001. Shipping and handling costs of approximately $207 in 2001 and $199 in 2000 were reclassified from Net sales to Cost of products sold. The reclassifications had no impact on net earnings or earnings per share.

In the first quarter 2002, the company adopted EITF Issue No. 00-14 "Accounting for Certain Sales Incentives" and Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," as codified by Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of these new accounting standards in 2002 resulted in the following reclassifications to the annual results for 2001 and 2000: Net sales were reduced by $893 and $840, respectively; Cost of products sold was reduced by $14 and $19, respectively; and Marketing and selling expenses were reduced by $879 and $821, respectively. These reclassifications had no impact on net earnings.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized, but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over the estimated useful life. SFAS No. 141 was effective for business combinations initiated after June 30, 2001. The company will adopt SFAS No. 142 in 2003. The elimination of amortization is to be applied on a prospective basis and prior periods are not to be restated. However, the impact of amortization of goodwill and indefinite life intangible assets is to be disclosed for prior periods.

The company is currently evaluating the impact of SFAS No. 142. With the adoption of SFAS No. 142, the company will use the new criteria to assess whether goodwill and certain other intangible assets are impaired. Any impairment charge resulting from the initial impairment assessment will be recorded as a cumulative effect of an accounting change. The company estimates that the cumulative effect of adopting this standard will result in a non-cash charge of approximately $45 on a pre-tax basis in 2003. In addition, the adoption of this standard is expected to benefit net earnings by approximately $55 in reduced amortization of goodwill and indefinite-lived intangible assets.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002. The company is currently evaluating the impact of this Statement, but does not expect the adoption to have a material impact on the financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The provisions of this Statement are effective for fiscal years beginning after December 15, 2001. The company is currently evaluating the impact of this Statement, but does not expect the adoption to have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Exit or Disposal Activities." The provisions of this Statement are effective for disposal activities initiated after December 31, 2002, with early application encouraged. The company is currently evaluating the impact of this Statement.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, minimum pension liability adjustments (see Note 8), and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended July 28, 2002, July 29, 2001 and July 30, 2000 was $368, $552, and $637, respectively.

                                       Campbell Soup Company Annual Report 2002


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)


The components of Accumulated other comprehensive loss, as reflected in the Statements of Shareowners' Equity (Deficit), consisted of the following:

                                                2002         2001
-----------------------------------------------------------------
Foreign currency translation adjustments       $(275)       $(324)
Cash-flow hedges, net of tax                       2           --
Minimum pension liability, net of tax*          (208)          --
-----------------------------------------------------------------
Total Accumulated other
 comprehensive loss                            $(481)       $(324)
-----------------------------------------------------------------

----------
* Includes a tax benefit of $119.


The net gain on cash-flow hedges was not material at July 29, 2001.

3. BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Through 2001, the company was organized and reported the results of operations in three business segments: Soup and Sauces, Biscuits and Confectionery, and Away From Home.

Beginning in 2002, the company changed its organizational structure such that operations are managed and reported in four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. Segment financial information has been modified for all periods in order to conform to the new structure. In addition, Net sales reflect the reclassifications related to the adoption of new accounting standards as discussed in Note 1.

The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the U.S. and Canada. The U.S. retail business includes the Campbell's brand condensed and ready-to-serve soups and Swanson broths. The segment includes the company's total business in Canada, which comprises the Habitant and Campbell's soups, Prego pasta sauce and V8 juices. The Away From Home operations represent the distribution of products such as Campbell's soups, Campbell's specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell's tomato juice and the total of all businesses in Mexico and other Latin American countries. The Biscuits and Confectionery segment includes Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott's biscuits and crackers in Australia and Asia Pacific and Godiva chocolates worldwide. The International Soup and Sauces segment comprises operations outside of North America, including Erasco and Heisse Tasse soups in Germany, Liebig and Royco soups and Lesieur sauces in France, Campbell's and Batchelors soups, Oxo stock cubes and Homepride sauces in the United Kingdom, Devos Lemmens mayonnaise and cold sauces, and Campbell's and Royco soups in Belgium, and Bla Band and McDonnells soups in Sweden and Ireland, respectively. In Asia Pacific, operations include Campbell's soups and stock and Swanson broths across the region.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes, excluding certain non-recurring charges. The North America Soup and Away From Home and North America Sauces and Beverages segments operate under an integrated supply chain organization, sharing substantially all manufacturing, warehouse, distribution and sales activities. Accordingly, assets have been allocated between the two segments based on various measures, for example, budgeted production hours for fixed assets and depreciation.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 12% of consolidated net sales during 2002. All of the company's segments sold products to Wal-Mart Stores, Inc. and its affiliates.

Information about operations by business segment, reflecting the reclassifications described in Note 1, is as follows:

BUSINESS SEGMENTS

                                       EARNINGS
                                         BEFORE    DEPRECIATION    CAPITAL
                                       INTEREST             AND     EXPEN-      SEGMENT
2002                   NET SALES   AND TAXES(3)    AMORTIZATION    DITURES       ASSETS
---------------------------------------------------------------------------------------
NORTH AMERICA SOUP
 AND AWAY FROM HOME       $2,524          $ 624            $ 71       $ 75       $1,263

NORTH AMERICA SAUCES
 AND BEVERAGES             1,182            236              60         47        1,228

BISCUITS AND
 CONFECTIONERY             1,507            175             101        100        1,276

INTERNATIONAL SOUP
 AND SAUCES                  920             92              55         28        1,632

CORPORATE AND
 ELIMINATIONS(1)              --           (143)             32         19          322
---------------------------------------------------------------------------------------
TOTAL                     $6,133          $ 984            $319       $269       $5,721
=======================================================================================

38 39


                                        Earnings
                                          Before      Depreciation    Capital
                                        Interest               and     Expen-       Segment
2001                     Net Sales(2)  and Taxes(3)   Amortization    ditures        Assets
-------------------------------------------------------------------------------------------
North America Soup
 and Away From Home        $ 2,532       $   774           $    67    $    59       $ 1,248

North America Sauces
 and Beverages               1,161           295                53         33         1,243

Biscuits and
 Confectionery               1,446           197                87         77         1,249

International Soup
 and Sauces                    632            51                32         21         1,519

Corporate and
 Eliminations(1)                --          (123)               27         10           668
-------------------------------------------------------------------------------------------
Total                      $ 5,771       $ 1,194           $   266    $   200       $ 5,927
===========================================================================================


                                         Earnings
                                           Before    Depreciation     Capital
                                         Interest             and      Expen-       Segment
2000                     Net Sales(2)   and Taxes    Amortization     ditures        Assets
-------------------------------------------------------------------------------------------
North America Soup
 and Away From Home        $ 2,434       $   768          $    67     $    63       $ 1,302

North America Sauces
 and Beverages               1,156           309               52          34         1,281

Biscuits and
 Confectionery               1,391           206               83          63         1,366

International Soup
 and Sauces                    622            64               24          26           593

Other                           23            --               --          --            --

Corporate and
 Eliminations(1)                --           (82)              25          14           654
-------------------------------------------------------------------------------------------
Total                      $ 5,626       $ 1,265          $   251     $   200       $ 5,196
===========================================================================================

----------
(1) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

(2) In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 and $199 for 2001 and 2000, respectively, were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales by $893 and $840 for 2001 and 2000, respectively. See Note
    1 for further discussion.

(3) Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of costs of $20 in 2002, and $15 in 2001 associated with the Australian manufacturing reconfiguration.

GEOGRAPHIC AREA INFORMATION

Information about operations in different geographic areas is as follows:

NET SALES(1)                          2002                   2001                   2000
----------------------------------------------------------------------------------------
United States                      $ 4,339                $ 4,313                $ 4,179
Europe                                 843                    558                    526
Australia/Asia Pacific                 554                    517                    561
Other countries                        502                    455                    426
Adjustments and eliminations          (105)                   (72)                   (66)
----------------------------------------------------------------------------------------
Consolidated                       $ 6,133                $ 5,771                $ 5,626
========================================================================================


EARNINGS BEFORE
INTEREST AND TAXES                    2002                   2001                   2000
----------------------------------------------------------------------------------------
United States                      $   913                $ 1,137                $ 1,135
Europe                                  92                     53                     55
Australia/Asia Pacific                  41                     46                     72
Other countries                         81                     81                     85
----------------------------------------------------------------------------------------
Segment earnings before
 interest and taxes                  1,127                  1,317                  1,347
Unallocated corporate
 expenses                             (143)                  (123)                   (82)
----------------------------------------------------------------------------------------
Consolidated                       $   984                $ 1,194                $ 1,265
========================================================================================


IDENTIFIABLE ASSETS                   2002                   2001                   2000
----------------------------------------------------------------------------------------
United States                      $ 2,797                $ 2,737                $ 2,792
Europe                               1,586                  1,472                    533
Australia/Asia Pacific                 725                    717                    852
Other countries                        288                    293                    315
Corporate                              325                    708                    704
----------------------------------------------------------------------------------------
Consolidated                       $ 5,721                $ 5,927                $ 5,196
========================================================================================

(1) In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 and $199 for 2001 and 2000, respectively, were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales by $893 and $840 for 2001 and 2000, respectively. See Note
    1 for further discussion.

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The restructuring charges in 2002 and 2001 were allocated to Australia/Asia Pacific.

                                       Campbell Soup Company Annual Report 2002


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

4. RESTRUCTURING PROGRAM

A restructuring charge of $10 ($7 after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnotts in Australia. In the second quarter 2002, the company recorded an additional $1 restructuring charge related to planned severance actions. Related costs of approximately $19 ($13 after tax) in 2002 and $5 ($4 after tax) in 2001 were recorded as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure.

A summary of restructuring reserves at July 28, 2002 and related activity is as follows:

                                        ACCRUED                                           ACCRUED
                                     BALANCE AT           2002                         BALANCE AT
                                  JULY 29, 2001         CHARGE        SPENDING      JULY 28, 2002
-------------------------------------------------------------------------------------------------------
Severance pay
 and benefits                              $ 10              1              (7)               $ 4
=======================================================================================================


5. OTHER EXPENSES

                                                                             2002       2001       2000
-------------------------------------------------------------------------------------------------------
Stock price related incentive programs                                       $ 39       $ 36       $ 26

Amortization of intangible and other assets                                    78         57         55

Minority interest                                                              --          3          1

Other, net                                                                     21         18          7
-------------------------------------------------------------------------------------------------------
                                                                             $138       $114       $ 89
=======================================================================================================


6. INTEREST EXPENSE

                                                                             2002       2001       2000
-------------------------------------------------------------------------------------------------------
Interest expense                                                             $191       $222       $204
Less: Interest capitalized                                                      1          3          6
-------------------------------------------------------------------------------------------------------
                                                                             $190       $219       $198
=======================================================================================================


7. ACQUISITIONS

In May 2001, the company acquired the assets of the European culinary brands business, comprised of several soup and sauce businesses, from Unilever, PLC/Unilever N.V. for approximately $920. The acquisition was financed with available cash and commercial paper borrowings. This acquisition was accounted for as a purchase transaction, and operations of the acquired business are included in the financial statements from May 4, 2001, the date the acquisition was consummated. The purchase price was allocated as follows: approximately $100 to fixed assets and inventory; approximately $490 to trademarks and other identifiable intangible assets; and approximately $330 to the excess of the purchase price over net assets acquired (goodwill). Goodwill and trademarks were being amortized on a straight-line basis over 40 years. An additional purchase price adjustment of $15 was paid in 2002 related to inventory.

Had the acquisition occurred at the beginning of 2000, based on unaudited data, net sales for 2001 and 2000 would have increased approximately $300 and $400, respectively, and net earnings would have decreased $2 in 2001 and $7 in 2000. Basic and diluted earnings per share would have decreased $.01 and $.02 in 2001 and 2000, respectively. These pro forma estimates factor in certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma results do not include any synergies expected to result from the acquisition.

8. PENSION AND POSTRETIREMENT BENEFITS

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

40 41


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

Components of net periodic benefit cost:

PENSION                            2002         2001         2000
-----------------------------------------------------------------
Service cost                      $  36        $  35        $  37
Interest cost                       109          106          103
Expected return
 on plan assets                    (159)        (158)        (150)
Amortization of net
 transition obligation               --           (1)          (3)
Amortization of prior
 service cost                         6            5            5
Recognized net
 actuarial loss                       4            1            6
Curtailment                          --           --            1
-----------------------------------------------------------------
Net periodic pension income       $  (4)       $ (12)       $  (1)
=================================================================


POSTRETIREMENT                     2002         2001         2000
-----------------------------------------------------------------
Service cost                      $   5        $   3        $   5
Interest cost                        21           20           18
Amortization of prior
 service cost                       (14)         (12)         (11)
Amortization of net gain             --           (7)         (12)
Settlement                           --           --           (3)
-----------------------------------------------------------------
Net periodic postretirement
 (income) expense                 $  12        $   4        $  (3)
=================================================================


Change in benefit obligation:

                                     PENSION                   POSTRETIREMENT
                                2002           2001           2002           2001
---------------------------------------------------------------------------------
Obligation at
 beginning of year           $ 1,522        $ 1,428          $ 338          $ 260
Acquisition adjustment            --             23             --             --
Service cost                      36             35              5              3
Interest cost                    109            106             21             20
Plan amendments                    6             --            (16)            --
Actuarial loss                   117             60             21             86
Settlement                        --             --             --             (1)
Benefits paid                   (123)          (122)           (29)           (30)
Foreign currency
 adjustment                        2             (8)            --             --
---------------------------------------------------------------------------------
Benefit obligation at
 end of year                 $ 1,669        $ 1,522          $ 340          $ 338
=================================================================================

Change in the fair value of pension plan assets:

                                         2002           2001
------------------------------------------------------------
Fair value at beginning of year       $ 1,644        $ 1,846
Acquisition adjustment                     --             23
Actual return on plan assets             (159)           (97)
Employer contributions                      8             --
Benefits paid                            (118)          (118)
Foreign currency adjustment                 2            (10)
------------------------------------------------------------
Fair value at end of year             $ 1,377        $ 1,644
============================================================


Funded status as recognized in the Consolidated Balance Sheet:

                                  PENSION               POSTRETIREMENT
                             2002         2001        2002         2001
------------------------------------------------------------------------
Funded status at
 end of year                $(292)       $ 122       $(340)       $(338)
Unrecognized prior
 service cost                  57           54         (33)         (32)
Unrecognized loss             644          220          36           15
------------------------------------------------------------------------
Net amount recognized       $ 409        $ 396       $(337)       $(355)
========================================================================


Amounts recognized in the Consolidated Balance Sheet:

PENSION                                    2002       2001
----------------------------------------------------------
Prepaid benefit cost                       $ 51       $396
Intangible asset                             31         --
Accumulated other comprehensive loss        327         --
----------------------------------------------------------
Net amount recognized                      $409       $396
==========================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,144, $1,048 and $864, respectively, as of July 28, 2002.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at July 28, 2002 and July 29, 2001.

PENSION

Weighted-average assumptions at end of year:

                              2002           2001           2000
----------------------------------------------------------------
Discount rate for
 benefit obligation           6.90%          7.25%          7.75%
Expected return on
 plan assets                  9.30%         10.00%         10.50%
Rate of compensation
 increases                    4.50%          4.50%          4.50%
----------------------------------------------------------------

                                       Campbell Soup Company Annual Report 2002


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

POSTRETIREMENT

The discount rate used to determine the accumulated postretirement benefit obligation was 7.00% in 2002 and 7.25% in 2001. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 8%, declining to 4.50% in 2007 and continuing at 4.50% thereafter.

A one percentage point change in assumed health care costs would have the following effects on 2002 reported amounts:

                                                       INCREASE    DECREASE
--------------------------------------------------------------------------------
Effect on service and interest cost                        $  2        $ (2)
Effect on the 2002 accumulated benefit obligation          $ 12        $(12)
--------------------------------------------------------------------------------

Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

SAVINGS PLAN The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $13 in 2002, $11 in 2001, and $10 in 2000.

9. TAXES ON EARNINGS

The provision for income taxes on earnings consists of the following:


                                       2002           2001           2000
-------------------------------------------------------------------------
Income taxes:
Currently payable
 Federal                            $   201        $   254        $   246
 State                                   19             29             30
 Non-U.S                                 48             51             70
-------------------------------------------------------------------------
                                        268            334            346
-------------------------------------------------------------------------
Deferred

 Federal                                  7             13             36
 State                                   --             (1)            (4)
 Non-U.S                                 (2)            (8)           (15)
-------------------------------------------------------------------------
                                          5              4             17
-------------------------------------------------------------------------
                                    $   273        $   338        $   363
=========================================================================

Earnings before income taxes:

 United States                      $   685        $   835        $   880
 Non-U.S                                113            152            197
-------------------------------------------------------------------------
                                    $   798        $   987        $ 1,077
=========================================================================

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

                                            2002           2001           2000
-------------------------------------------------------------------------------
Federal statutory income tax rate           35.0%          35.0%          35.0%
State income taxes (net of
 federal tax benefit)                        1.6            1.5            1.5
Non-U.S. earnings taxed at other
 than federal statutory rate                (0.1)          (0.9)          (1.0)
Tax loss carryforwards                      (0.4)          (0.3)          (0.3)
Other                                       (1.9)          (1.1)          (1.5)
-------------------------------------------------------------------------------
Effective income tax rate                   34.2%          34.2%          33.7%
-------------------------------------------------------------------------------


Deferred tax liabilities and assets are comprised of the following:

                                              2002         2001
---------------------------------------------------------------
Depreciation                                 $ 154        $ 160
Pensions                                        10          125
Other                                          238          216
---------------------------------------------------------------
 Deferred tax liabilities                      402          501
---------------------------------------------------------------
Benefits and compensation                      195          197
Tax loss carryforwards                          12           12
Other                                          103           95
---------------------------------------------------------------
 Gross deferred tax assets                     310          304
Deferred tax asset valuation allowance         (10)         (12)
---------------------------------------------------------------
 Net deferred tax assets                       300          292
---------------------------------------------------------------
Net deferred tax liability                   $ 102        $ 209
===============================================================

At July 28, 2002, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $34. Of these carryforwards, $2 expire through 2007 and $32 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 40%.

U.S. income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $578, which are deemed to be permanently invested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.

10. ACCOUNTS RECEIVABLE

                                                   2002         2001
--------------------------------------------------------------------
Customers                                         $ 431        $ 441
Allowances for cash discounts and bad debts         (36)         (28)
--------------------------------------------------------------------
                                                    395          413
Other                                                22           29
--------------------------------------------------------------------
                                                  $ 417        $ 442
====================================================================

42 43


11. INVENTORIES

                                             2002       2001
------------------------------------------------------------
Raw materials, containers and supplies       $231       $216
Finished products                             407        381
------------------------------------------------------------
                                             $638       $597
============================================================

Approximately 60% of inventory in 2002 and 61% in 2001 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at July 28, 2002 and July 29, 2001.

12. OTHER CURRENT ASSETS

                     2002       2001
------------------------------------
Deferred taxes       $ 86       $ 94
Other                  37         46
------------------------------------
                     $123       $140
====================================


13. PLANT ASSETS

                                  2002           2001
-----------------------------------------------------
Land                           $    53        $    50
Buildings                          868            840
Machinery and equipment          2,482          2,354
Projects in progress               230            133
-----------------------------------------------------
                                 3,633          3,377
Accumulated depreciation        (1,949)        (1,740)
-----------------------------------------------------
                               $ 1,684        $ 1,637
=====================================================

Depreciation expense provided in Costs and expenses was $241 in 2002, $209 in 2001, and $196 in 2000. Approximately $159 of capital expenditures are required to complete projects in progress at July 28, 2002.

14. INTANGIBLE ASSETS

                                                   2002           2001
----------------------------------------------------------------------
Purchase price in excess of net assets of
 businesses acquired (goodwill)                 $ 1,881        $ 1,856
Trademarks                                          993            890
Other intangibles                                    16             11
----------------------------------------------------------------------
                                                  2,890          2,757
Accumulated amortization                           (387)          (306)
----------------------------------------------------------------------
                                                $ 2,503        $ 2,451
======================================================================

15. OTHER ASSETS

                                   2002       2001
--------------------------------------------------
Prepaid pension benefit cost       $ 51       $396
Intangible pension asset             31         --
Investments                         203        215
Other                                50         25
--------------------------------------------------
                                   $335       $636
==================================================


16. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consists of the following:

                                      2002         2001
-------------------------------------------------------
Commercial paper                    $  886       $1,789
Current portion of
  Long-term Debt                       301            6
Variable-rate bank borrowings            9           11
-------------------------------------------------------
                                    $1,196       $1,806
=======================================================

Commercial paper had a weighted average interest rate of 2.54% and 4.38% at July 28, 2002 and July 29, 2001, respectively.

The current portion of Long-term Debt had a weighted average interest rate of 6.16% and 5.79% at July 28, 2002 and July 29, 2001, respectively.

The company has short-term lines of credit of approximately $1,982 at July 28, 2002. These lines of credit include two committed lines of credit totaling $1,800 which support commercial paper borrowings and remain unused at July 28, 2002, except for $45 of standby letters of credit issued on behalf of the company.

Long-term Debt consists of the following:

                Fiscal Year
Type            of Maturity            Rate         2002         2001
---------------------------------------------------------------------
Notes                  2003           6.15%       $   --       $  300
Notes                  2004           4.75%          300          300
Notes                  2004           5.63%           --          100
Notes                  2004           2.29%          300           --
Notes                  2004           5.72%           --          528
Notes                  2007           6.90%          300          300
Notes                  2007           5.50%          300           --
Notes                  2009           5.88%          300           --
Notes                  2011           6.75%          700          500
Debentures             2021           8.88%          200          200
Other             2004-2010      6.40%-9.00%          49           15
---------------------------------------------------------------------
                                                  $2,449       $2,243
=====================================================================

                                       Campbell Soup Company Annual Report 2002

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)


The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $2,952 at July 28, 2002, and $2,323 at July 29, 2001.

The company has $1,000 of long-term debt available to issue as of July 28, 2002 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of long-term debt mature as follows: 2003 - $301 (in current liabilities); 2004 - $600; 2005 - $1; 2006 - $1; 2007 - $605 and beyond -
$1,242.

17. OTHER LIABILITIES

                             2002      2001
-------------------------------------------
Deferred taxes               $188      $303
Deferred compensation         121       123
Postemployment benefits        15        13
Other                          65        36
-------------------------------------------
                             $389      $475
===========================================

18. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 16, and derivative financial instruments is based on quoted market prices.

In 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency, commodity and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash-flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity (deficit).

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a targeted ratio of variable versus fixed-rate debt. In 2002, the company entered into interest rate swaps that convert fixed-rate debt (5.50% notes due in 2007 and 5.875% notes due in 2009) to variable. These swaps mature in 2007 and 2009, respectively, and are accounted for as fair-value hedges. The amounts paid or received on these hedges and adjustments to fair value are recognized as adjustments to interest expense. In 2001, the company entered into interest rate swaps that convert

44 45

fixed-rate debt (6.75% notes due in 2011) to variable. The swaps mature in 2011 and are accounted for as fair-value hedges. The notional amount of fair-value interest rate swaps was $425 and $250, respectively, at July 28, 2002 and July 29, 2001. The swaps had a fair value of $31 and $5, respectively, at July 28, 2002 and July 29, 2001.

In 2002, the company entered into interest rate swaps with a notional value of $300 that convert variable-rate debt to fixed. The swaps mature in 2004 and are accounted for as cash-flow hedges. Consequently, the effective portion of unrealized gains (losses) is deferred as a component of Accumulated other comprehensive income/(loss) and is recognized in earnings at the time the hedged item affects earnings. The amounts paid or received on the hedge are recognized as adjustments to interest expense. The fair value of the swaps was $(4) as of July 28, 2002.

In anticipation of the $300 seven-year notes issued in September 2001, the company entered into forward-starting interest rate swap contracts with a notional value of $138. Upon issuance of the notes, the contracts were settled at a loss of approximately $4. This loss was recorded in other comprehensive income/(loss) and is being amortized to interest expense over the life of the notes.

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts, options and cross-currency swaps in order to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business.

Qualifying forward exchange contracts and cross-currency swap contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction, or when future cash flows related to a recognized asset or liability are expected to be received or paid. The effective portion of the changes in fair value on these instruments is recorded in Accumulated other comprehensive income/(loss) and is reclassified into the Statement of Earnings on the same line item and in the same period or periods in which the hedged transaction affects earnings. The fair value of these instruments was $(38) at July 28, 2002.

Qualifying forward exchange contracts are accounted for as fair-value hedges when the hedged item is a recognized asset, liability or firm commitment. The fair-value of such contracts was not material at July 28, 2002.

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

Foreign currency forward contracts typically have maturities of less than one year. Principal currencies include the Australian dollar, British pound, Canadian dollar, euro, Japanese yen and Swedish krona.

As of July 28, 2002, the accumulated derivative net gain in other comprehensive income for cash-flow hedges, including the cross-currency swaps, variable to fixed interest rate swaps and forward starting swap contracts was $2, net of tax. At July 29, 2001, the accumulated net gain in other comprehensive income was not material. Reclassifications from Accumulated other comprehensive income/(loss) into the Statement of Earnings during the period ended July 28, 2002 were not material. There were no discontinued cash-flow hedges during the year. At July 28, 2002, the maximum maturity date of any cash-flow hedge was approximately nine years.

Other disclosures related to hedge ineffectiveness, gains/(losses) excluded from the assessment of hedge effectiveness, gains/(losses) arising from effective hedges of net investments, gains/(losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. These instruments are designated as cash-flow hedges. The fair value of the effective portion of the contracts is recorded in Accumulated other comprehensive income/(loss) and reclassified into Cost of products sold in the period in which the underlying transaction is recorded in earnings. Commodity hedging activity is not material to the company's financial statements.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index and the total return of the

                                       Campbell Soup Company Annual Report 2002


Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2003, was $53 at July 28, 2002. These instruments are not designated as accounting hedges. Gains and losses are recorded in Other expenses. The net liability recorded under these contracts at July 28, 2002 was approximately $22.

19. SHAREOWNERS' EQUITY (DEFICIT)

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for awards up to an aggregate of 50 million shares of Capital stock. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period.

The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had the company recorded compensation expense for the fair value of options granted consistent with SFAS No. 123, earnings from continuing operations would have been reduced by approximately $15, $14, and $13 in 2002, 2001 and 2000, respectively. Earnings per share from continuing operations, both basic and assuming dilution, would have been reduced by $.04 in 2002, and $.03 in both 2001 and 2000.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vest in 2002, 2003 or 2004. The company recognizes compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $11 in 2002 and $8 in 2001.

The weighted average fair value of options granted in 2002, 2001 and 2000 was estimated as $8.09, $7.96 and $7.94, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2002, 2001 and 2000:

                              2002       2001       2000
---------------------------------------------------------
Risk-free interest rate        5.0%       5.1%       6.3%
Expected life (in years)         6          6          6
Expected volatility             31%        30%        29%
Expected dividend yield        2.2%       3.1%       3.0%
---------------------------------------------------------

Restricted shares granted are as follows:

(shares in thousands)     2002    2001     2000
-----------------------------------------------
Restricted Shares
  Granted                   94     184      573
-----------------------------------------------

Information about stock options and related activity is as follows:

                                        WEIGHTED                     Weighted                      Weighted
                                         AVERAGE                      Average                       Average
                                        EXERCISE                     Exercise                      Exercise
(options in thousands)      2002           PRICE          2001          Price          2000           Price
-----------------------------------------------------------------------------------------------------------
Beginning of year         17,370         $ 30.30        24,024        $ 32.16        19,880         $ 32.37
Granted                   15,176           25.53         1,361          31.95         6,105           29.84
Exercised                   (827)          17.52        (2,434)         16.82        (1,350)          17.81
Terminated                (1,713)          31.16          (929)         40.36          (611)          45.40
Converted to
  restricted stock            --              --        (4,652)         46.13            --              --
-----------------------------------------------------------------------------------------------------------
End of year               30,006         $ 28.21        17,370        $ 30.30        24,024         $ 32.16
-----------------------------------------------------------------------------------------------------------
Exercisable at
  end of year             12,595                        12,160                       14,850
===========================================================================================================


(options in thousands)           Stock Options Outstanding            Exercisable Options
                          ------------------------------------        ---------------------
                                        Weighted
                                         Average      Weighted                     Weighted
Range of                               Remaining       Average                      Average
Exercise                             Contractual      Exercise                     Exercise
Prices                    Shares            Life         Price         Shares         Price
-------------------------------------------------------------------------------------------
$16.81 - $22.60            2,951             2.0       $ 20.14          2,951       $ 20.14
$22.61 - $31.91           23,745             8.3       $ 27.38          7,163       $ 30.76
$31.92 - $44.41            2,754             6.3       $ 38.78          1,926       $ 41.28
$44.42 - $56.50              556             3.8       $ 53.97            555       $ 53.99
-------------------------------------------------------------------------------------------
                          30,006                                       12,595
===========================================================================================

In 1999, the company entered into forward stock purchase contracts to partially hedge the company's equity exposure from its stock option program. On December 12, 2000, the company purchased 11 million shares of common stock under the existing forward contracts for approximately $521.

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the

46 47

weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 2001 and 2000, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately three million and four million shares, respectively, under forward stock purchase contracts.

20. COMMITMENTS AND CONTINGENCIES

On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. ("VFI"). VFI and several of its affiliates (collectively, "Vlasic") commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the "Plan") was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB LLC, a limited liability company ("VFB") whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the complaint to be $250), plus unspecified exemplary and punitive damages. While this case is still in its early stages and the ultimate disposition of complex litigation is inherently difficult to assess, the company believes the action is without merit and intends to defend the case vigorously.

The company is a party to other legal proceedings and claims, environmental matters and tax issues arising out of the normal course of business. Although the results of the pending claims and litigation cannot be predicted with certainty, in management's opinion, the final outcome of these other legal proceedings and claims, environmental matters and tax issues will not have a material effect on the consolidated results of operations, financial position or cash flows of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space, and certain equipment. Future minimum annual rental payments under these operating leases are as follows:

2003           2004          2005          2006          2007        Thereafter
-------------------------------------------------------------------------------
$ 54           $ 45          $ 34          $ 30          $ 26              $ 62
================================================================================

The company guarantees approximately $74 of bank loans to Pepperidge Farm independent sales distributors, which are secured by their distribution routes that are purchased from the company.

21. STATEMENTS OF CASH FLOWS

                                   2002                     2001                     2000
-----------------------------------------------------------------------------------------
Interest paid,
 net of amounts capitalized        $173                     $208                     $199
Interest received                  $  4                     $ 12                     $ 10
Income taxes paid                  $222                     $310                     $253

22. QUARTERLY DATA (UNAUDITED)

2002                                  FIRST             SECOND              THIRD             FOURTH
----------------------------------------------------------------------------------------------------
NET SALES(1)                    $     1,729        $     1,810        $     1,371        $     1,223
COST OF PRODUCTS SOLD(1)                971              1,004                782                686
NET EARNINGS                            171                203                 96                 55
PER SHARE - BASIC
  NET EARNINGS                         0.42               0.49               0.23               0.13
  DIVIDENDS                          0.1575             0.1575             0.1575             0.1575
PER SHARE - ASSUMING
  DILUTION
  NET EARNINGS                         0.42               0.49               0.23               0.13
MARKET PRICE
  HIGH                          $     29.27        $     31.44        $     28.85        $     28.40
  LOW                           $     25.52        $     27.81        $     25.59        $     21.00
====================================================================================================


2001                                 First            Second             Third            Fourth
------------------------------------------------------------------------------------------------
Net sales(1)                    $    1,581        $    1,755        $    1,271        $    1,164
Cost of products sold(1)               856               918               712               646
Net earnings                           204               271               122                52
Per share - basic
  Net earnings                        0.48              0.65              0.30              0.13
  Dividends                          0.225             0.225             0.225             0.225
Per share - assuming
  dilution
  Net earnings                        0.47              0.65              0.30              0.13
Market price
  High                          $    28.81        $    35.44        $    33.05        $    31.00
  Low                           $    23.75        $    28.19        $    28.25        $    25.75
================================================================================================
(1) In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 in 2001 were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in
    2002, reduced Net sales by $893 and reduced Cost of products sold by $14 for 2001. See Note
    1 for further discussion.

                                       Campbell Soup Company Annual Report 2002


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

The company's internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company. The Audit Committee meets regularly with the internal auditors, other management personnel, and the independent accountants. The independent accountants and the internal auditors have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention.


/s/ Douglas R. Conant
----------------------------------------------------
Douglas R. Conant
President and Chief Executive Officer


/s/ Robert A. Schiffner
----------------------------------------------------
Robert A. Schiffner
Senior Vice President and Chief Financial Officer


/s/ Gerald S. Lord
----------------------------------------------------
Gerald S. Lord
Vice President - Controller
September 5, 2002

48 49

Report of Independent Accountants

TO THE SHAREOWNERS AND DIRECTORS OF CAMPBELL SOUP COMPANY

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 28, 2002, and July 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended July 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 5, 2002

                                        Campbell Soup Company Annual Report 2002

Five-Year Review - Consolidated
(millions, except per share amounts)



Fiscal Year                                           2002(1)        2001(2)        2000           1999(3)     1998(4)
----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                          $ 6,133        $ 5,771        $ 5,626        $ 5,803     $ 6,220
Earnings before interest and taxes                     984          1,194          1,265          1,270       1,248
Earnings before taxes                                  798            987          1,077          1,097       1,073
Earnings from continuing operations                    525            649            714            724         689
Loss from discontinued operations                       --             --             --             --         (18)
Net earnings                                           525            649            714            724         660


FINANCIAL POSITION
Plant assets - net                                 $ 1,684        $ 1,637        $ 1,644        $ 1,726     $ 1,723
Total assets                                         5,721          5,927          5,196          5,522       5,633
Total debt                                           3,645          4,049          3,091          3,317       2,570
Shareowners' equity                                   (114)          (247)           137            235         874


PER SHARE DATA
Earnings from continuing operations - basic        $  1.28        $  1.57        $  1.68        $  1.64     $  1.52
Earnings from continuing operations -
  assuming dilution                                   1.28           1.55           1.65           1.63        1.50
Net earnings - basic                                  1.28           1.57           1.68           1.64        1.46
Net earnings - assuming dilution                      1.28           1.55           1.65           1.63        1.44
Dividends declared                                    0.63           0.90           0.90          0.885       0.823


OTHER STATISTICS
Cash margin(5)                                        21.2%          25.4%          27.0%          26.3%       24.4%
Capital expenditures                               $   269        $   200        $   200        $   297     $   256
Number of shareowners (in thousands)                    47             48             51             51          51
Weighted average shares outstanding                    410            414            425            441         454
Weighted average shares outstanding -
  assuming dilution                                    411            418            432            445         460

(1) 2002 results include pre-tax costs of $20 ($14 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $19 were recorded in Cost of products sold.
(2) 2001 results include pre-tax costs of $15 ($11 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $5 were recorded in Cost of products sold.
(3) 1999 earnings from continuing operations include a net pre-tax restructuring charge of $36 ($27 after tax or $.06 per share basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22 ($15 after tax or $.03 per share basic and assuming dilution).
(4) 1998 earnings from continuing operations include a pre-tax restructuring charge of $262 ($193 after tax or $.42 per share basic and assuming dilution). Earnings from continuing operations also include a gain on divestiture of $14 ($9 after tax or $.02 per share basic and assuming dilution). Net earnings include the cumulative effect of a change in accounting for business process reengineering costs of $11 or $.02 per share (basic and assuming dilution).
(5) Cash margin equals earnings before interest and taxes plus depreciation, amortization and minority interest expense divided by net sales.

    In 2002, financial results were restated to conform to the requirements of new accounting standards. Certain consumer and trade promotional expenses have been reclassified from Marketing and selling expenses and Cost of products sold to Net sales for 1998 to 2001.

    The company spun off its Specialty Foods segment in 1998 and accounted for it as a discontinued operation.