Form 10-K, Exhibit 13
period 2003-08-03
CAMPBELL SOUP CO
filed 2003-10-09
CIK 16732

Campbell Soup Company Annual Report 2003

EXHIBIT 13

                         Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Overview Earnings before the cumulative effect of accounting change were $626 million ($1.52 per share) in 2003 compared to $525 million ($1.28 per share) in 2002. (All earnings per share amounts included in Management’s Discussion and Analysis are presented on a diluted basis.) Comparisons to the prior year are impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” as of the beginning of 2003. In accordance with the provisions of this standard, the company discontinued amortization of goodwill and indefinite-lived intangible assets on a prospective basis from the date of adoption. Had such amortization been eliminated as of the beginning of the prior year, net earnings for 2002 would have been $579 million, or $1.41 per share. The 2002 results included a restructuring charge and related costs of approximately $20 million pre-tax ($.03 per share) associated with the Australian manufacturing reconfiguration. Pre-tax charges of $19 million were classified as Cost of products sold and $1 million were classified as a Restructuring charge. The 2003 results included costs of $1 million associated with the Australian manufacturing reconfiguration which commenced in 2001. The increase in earnings before the cumulative effect of accounting change in 2003 was due to higher sales during the year, lower interest expense, and a lower effective tax rate compared to the prior year, partially offset by higher administrative expenses and higher pension expense. In addition, there were 53 weeks in 2003 and 52 weeks in 2002. The additional week contributed approximately $.02 per share to earnings in 2003.

In connection with the adoption of SFAS No. 142, the company also recognized a one-time non-cash charge of $31 million (net of a $17 million tax benefit) in the first quarter of 2003, or $.08 per share, as a cumulative effect of accounting change. This charge related to impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. See also Note 3 to the Consolidated Financial Statements.

Although SFAS No. 142 precludes restatement of prior period results, prior period segment operating earnings have been adjusted to reflect the pro forma impact of amortization eliminated under the standard.

During the first quarter ended October 27, 2002, the company acquired two businesses for cash consideration of approximately $170 million and assumed debt of approximately $20 million. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Biscuits and Confectionery segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160 million.

In 2002, net earnings declined 19% and earnings per share declined 17% compared to 2001. The 2001 results included a restructuring charge and related costs of approximately $15 million pre-tax ($.03 per share) associated with the Australian manufacturing reconfiguration. Pre-tax charges of $10 million were classified as a Restructuring charge and $5 million were classified as Cost of products sold. Net earnings in 2001 also included an approximate $.03 per share dilutive impact from the European dry soup and sauce brands acquisition. The earnings decline in 2002 was primarily related to planned increases in marketing and infrastructure investments across major businesses, partially offset by lower interest expense.

In 2003, certain stock-based incentive compensation costs and deferred compensation expenses were reclassified from Other expenses to reflect the costs by function on various lines of the Statements of Earnings. Prior periods have been reclassified to conform to the current presentation.

Beginning in 2002, the company adopted the consensus reached by the Financial Accounting Standards Board’s (FASB’s) Emerging Issues Task Force (EITF) on Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.” Under this consensus, the EITF concluded that certain consumer and trade promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction allowances, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of this consensus in 2002 resulted in the following reclassifications to the annual results for 2001: Net sales were reduced by $893 million; Cost of products sold was reduced by $14 million; and Marketing and selling expenses were reduced by $879 million. These reclassifications had no impact on net earnings.

Sales Sales increased 9% in 2003 to $6.7 billion from $6.1 billion. The increase in sales was due to a 3% increase in volume and mix, a 1% increase due to higher selling prices, a 3% increase from currency, and a 2% increase from the acquisitions of Erin Foods and Snack Foods Limited. The additional week in 2003 accounted for approximately 1 to 2 percentage points of the increase. Worldwide wet soup volume increased 2%.

Sales increased 6% in 2002 to $6.1 billion from $5.8 billion. The increase in sales was due to a 4% increase from the European acquisition which was completed in May 2001, a 2% increase due to volume and mix, a 1% increase due to higher selling prices, offset by a 1% decline due to increased revenue reductions from trade promotion and consumer

                         Management’s Discussion and Analysis of Results of Operations and Financial Condition

coupon redemption programs. Worldwide wet soup volume increased 1% from 2001.

An analysis of net sales by segment follows:

				% Change

				2003/	2002/
(millions)	2003	2002	2001	2002	2001

North America Soup and Away From Home	$2,606	$2,524	$2,532	3	—
North America Sauces and Beverages	1,246	1,182	1,161	5	2
Biscuits and Confectionery	1,774	1,507	1,446	18	4
International Soup and Sauces	1,052	920	632	14	46

	$6,678	$6,133	$5,771	9	6

The 3% increase in sales from North America Soup and Away From Home in 2003 versus 2002 was due to a 1% increase in volume and mix, a 1% increase due to lower revenue reductions from trade promotion and consumer coupon redemption programs, and a combined 1% increase from higher price realization and currency. U.S. wet soup volume increased 2% over the prior year. Ready-to-serve volume increased 8% behind volume gains in Campbell’s Chunky and Campbell’s Select soups, and the launch of Soup at Hand sippable soups in convenient portable microwaveable packaging. Swanson broth reported a volume increase of 13% due to successful promotional campaigns for cooking with broth. Condensed soup volume declined 6%. Canada reported growth in soup volume, due in part to the regional introduction of the new Campbell’s Gardennay soup in aseptic packages. Away From Home experienced increased soup volume, offset by declines in lower margin businesses.

Sales in 2002 from North America Soup and Away From Home were flat with 2001. Volume and mix increased 1% from the prior year, offset by an increase in revenue reductions from trade promotion and consumer coupon redemption programs. U.S. wet soup volume increased 1%. Ready-to-serve volume increased 9% behind the double-digit volume gains in Campbell’s Chunky and Campbell’s Select soups. This volume growth was driven by new varieties, quality improvements, and increased advertising. Swanson broth volume increased 4%. Condensed soup volume declined 5%. Canada reported sales growth in all businesses, particularly soup, in response to increased marketing. Away From Home sales slightly increased over the prior year led by solid soup sales performance, which offset a decline in lower margin bakery and frozen entrée sales.

The 5% increase in sales from North America Sauces and Beverages in 2003 versus 2002 was due to a 4% increase in volume and mix, a 1% increase from higher price realization, a 1% increase due to lower revenue reductions from trade promotion and consumer coupon redemption programs, offset by a 1% decline due to currency. The sales increase was driven by strong gains in Pace Mexican sauces, Prego brand products, V8 vegetable juices, Campbell’s tomato juice, Latin America, and the introduction of V8 Splash Smoothies. The introduction of Prego Hearty Meat sauces and Pace Mexican Creations sauces contributed to the sales growth. These gains were partially offset by declines in Franco-American canned pasta and gravies.

The 2% increase in sales from North America Sauces and Beverages in 2002 versus 2001 was due to a 3% increase in volume and mix, offset by a 1% reduction due to higher revenue reductions from trade promotion and consumer coupon redemption programs. The volume growth resulted from the performance of Prego pasta bake sauces, which were introduced in the fourth quarter of 2001, Pace Mexican sauces, V8 vegetable juices and the Mexican business. These volume gains were partially offset by continued declines in Franco-American canned pasta and V8 Splash beverages.

Sales from Biscuits and Confectionery increased 18% in 2003 due to a 3% increase in volume and mix, a 4% increase from higher price realization, an 8% increase from the acquisition of Snack Foods Limited in Australia, a 4% increase from currency, offset by a 1% increase in revenue reductions from trade promotion and consumer coupon redemption programs. The favorable currency impact principally reflected the strengthening of the Australian dollar. Pepperidge Farm reported sales increases in cookies, crackers, and fresh bread. Arnott’s contributed to the sales increase with growth in the chocolate segment and new products introduced in the year, particularly Snackright fruit-based low fat biscuits. Godiva Chocolatier’s worldwide sales increased due to growth in Asia, partially offset by continued weakness in same store sales in North America.

Sales from Biscuits and Confectionery increased 4% in 2002 due to a 4% increase in volume and mix, a 1% increase from higher price realization, offset by a 1% decline from currency, primarily the Australian dollar. Pepperidge Farm contributed to the sales growth with new products, including the introduction of Dessert Bliss cookies and Goldfish Sandwich crackers, and increased distribution. Arnott’s in Australia reported volume gains due to increases in value-added products in the snack foods category, such as Rix Rice chips and Kettle chips. Tim Tam biscuit sales also increased significantly. Godiva sales rose slightly, as new store openings worldwide offset lower same store sales in North America in the aftermath of September 11th.

International Soup and Sauces reported a 14% increase in sales due to a 12% increase from currency and a 2% increase from the acquisition of Erin Foods in Ireland. Strong performance of dry soups in Europe was offset by weakness in the wet soup and sauces businesses in the United Kingdom,

Campbell Soup Company Annual Report 2003

France and Germany. The United Kingdom performance reflected declines in Homepride sauces and Campbell’s soups. Sales in France declined due primarily to aggressive competitive activity. In Germany, a significant portion of the private-label soup business is being discontinued. The Asia Pacific region reported sales growth.

International Soup and Sauces reported a 46% increase in sales in 2002 due primarily to a 44% increase from the European dry soup and sauce acquisition, which was completed in the fourth quarter of 2001, and a 2% increase from currency. The base business in Europe declined slightly as weakness in United Kingdom soup and sauces was partially offset by gains in soup sales in Belgium and France. Asia Pacific sales increased due to growth in Australian soup, broth and beverages.

Gross Margin Gross margin, defined as Net sales less Cost of products sold, increased by $183 million in 2003 due to the increase in sales. As a percent of sales, gross margin was 43.0% in 2003, 43.9% in 2002, and 45.7% in 2001. The percentage decrease in 2003 was due to the lower margin structure of acquisitions (approximately 0.5 percentage points), costs associated with transition and startup of the new Pepperidge Farm bakery and with the discontinuance of certain co-packing contracts (approximately 0.3 percentage points), and the net adverse impact of pricing, productivity gains, mix and quality improvements (approximately 0.4 percentage points), offset by the benefits of lower costs related to the Australian manufacturing reconfiguration (approximately 0.3 percentage points). The percentage decline in 2002 from 2001 was due mainly to the continuing mix shift in U.S. soup towards ready-to-serve products (approximately 0.4 percentage points), the cost of quality improvements across a number of products (approximately 0.7 percentage points), and costs associated with the Australian manufacturing reconfiguration (approximately 0.3 percentage points).

Marketing and Selling Expenses Marketing and selling expenses as a percent of sales were 17.1% in 2003, 17.5% in 2002, and 15.4% in 2001. Marketing and selling expenses increased approximately 7% in 2003. The increase was driven by currency and acquisitions (3 percentage points), increased advertising, primarily for V8 Splash Smoothies, V8 juices and Pace Mexican sauces (3 percentage points), and incremental selling expense due to shelving initiatives and systems upgrades. In 2002, Marketing and selling expenses increased approximately 21% from 2001. The European dry soup and sauce acquisition accounted for 5% of the increase. The remaining increase in 2002 was due primarily to the planned increases in advertising investments across the portfolio (approximately 8 percentage points), particularly in U.S. soup and sauces, and selling infrastructure investments (approximately 5 percentage points) to improve execution capability.

Administrative Expenses Administrative expenses as a percent of sales increased to 7.6% in 2003 from 7.4% in 2002. Administrative expenses increased by approximately 12% in 2003 from 2002. Currency and acquisitions accounted for approximately 5 percentage points of the increase. The remaining increase was driven by a number of items, including costs associated with litigation, investments in information technology, and an increase in bad debt expense. In 2002, Administrative expenses increased to 7.4% of Net sales from 7.0% in 2001 due to higher compensation costs and costs associated with investments in people and information technology to improve execution capabilities.

Research and Development Expenses Research and development expenses increased $9 million or 11% in 2003 from 2002 due to costs associated with quality improvement initiatives and new product development costs (approximately 8 percentage points), and the impact of currency and acquisitions (approximately 3 percentage points). Research and development costs increased $15 million or 23% in 2002 from 2001 due to costs associated with quality improvement initiatives (approximately $10 million) and new product development (approximately $5 million).

Other Expenses Other expenses decreased to $28 million in 2003 compared to $99 million in 2002 due primarily to the elimination of $70 million of amortization of goodwill and indefinite-lived intangible assets upon adoption of SFAS No. 142 as of the beginning of 2003. In 2003, Other expenses were impacted by an increase in non-cash adjustments to the carrying value of long-term investments in affordable housing partnerships ($36 million), partially offset by gains on sales of land and buildings ($16 million) and a one-time payment for the transfer of the Godiva Chocolatier ice cream license ($5 million). Other expenses increased in 2002 as compared to 2001 primarily due to increased amortization expense associated with the European acquisition.

In 2003, costs related to stock-based incentive compensation and deferred compensation were reclassified from Other expenses to reflect the costs by function. The prior periods were adjusted to conform to the current presentation.

Operating Earnings As previously noted, operating segment results for 2002 and 2001 have been restated to reflect the pro forma impact of SFAS No. 142. Amortization expense of $70 million was eliminated from 2002 operating earnings. Amortization expense of $54 million was eliminated from 2001 operating earnings. Segment operating earnings, on a comparable basis, increased 5% from 2002. Segment operating earnings declined 13% in 2002 from 2001.

                         Management’s Discussion and Analysis of Results of Operations and Financial Condition

An analysis of operating earnings by segment follows:

				% Change

				2003/	2002/
(millions)	2003	2002	2001	2002	2001

North America Soup and Away From Home	$632	$634	$784	—	(19)
North America Sauces and Beverages	289	257	316	12	(19)
Biscuits and Confectionery	212	186	208	14	(11)
International Soup and Sauces	128	120	63	7	90

	$1,261	$1,197	$1,371	5	(13)
Corporate	(156)	(143)	(123)

	$1,105	$1,054	$1,248

Earnings from North America Soup and Away From Home in 2003 were even with 2002 earnings. The increase in sales was offset by a decline in gross margin due to quality improvements, packaging improvements and product mix. In addition, costs increased due to shelving initiatives and system upgrades.

Earnings from North America Soup and Away From Home decreased 19% in 2002 from 2001 due to planned increases in trade and consumer promotion costs, advertising expenses, infrastructure investments and costs of quality improvements. The promotion and advertising investments were focused on ready-to-serve products, including Campbell’s Chunky and Campbell’s Select, and the new Campbell’s Supper Bakes meal kits.

Earnings from North America Sauces and Beverages increased 12% in 2003 from 2002 primarily due to the increase in sales of Pace, V8 Splash and Prego brand products, and an improvement in gross margin.

Earnings from North America Sauces and Beverages declined 19% in 2002 from 2001 primarily due to a significant increase in marketing investments, principally on Prego, Pace Mexican sauces and V8 vegetable juices.

Earnings from Biscuits and Confectionery increased 14% in 2003 compared to 2002. Favorable currency translation accounted for approximately 4 percentage points of the increase. Operating earnings in 2003 were impacted by approximately $10 million of transitional expenses related to the closure of the Pepperidge Farm bakery in Norwalk, Connecticut and startup of the new bakery in Bloomfield, Connecticut. Earnings in 2003 benefited from a $5 million payment to Godiva for the transfer of an ice cream license. Operating earnings in 2002 included $20 million of costs associated with the Australian manufacturing reconfiguration compared to $1 million in 2003.

In 2002, earnings from Biscuits and Confectionery decreased 11%. Earnings included the effect of costs associated with the Australian manufacturing reconfiguration of $20 million in 2002 and $15 million in 2001. The remaining decline was due primarily to increased marketing investments across the portfolio and a decline in earnings from Godiva, partially offset by increased sales in Pepperidge Farm and Arnott’s.

The 7% increase in 2003 earnings from International Soup and Sauces was primarily due to favorable currency translation, partially offset by $8 million of costs associated with the discontinuance in 2004 of certain co-packing contracts in Europe.

The 90% increase in 2002 earnings from International Soup and Sauces was due to the European acquisition. Base earnings declined significantly due to lower sales in the United Kingdom soup and sauces business and planned increases in marketing across the portfolio.

Corporate expenses increased in 2003 primarily due to adjustments recorded to the carrying value of long-term investments in affordable housing partnerships and legal expenses related to ongoing litigation, partially offset by lower stock-related compensation costs.

Corporate expenses increased in 2002 due principally to planned infrastructure investments and higher compensation costs.

Nonoperating Items Interest expense declined 2% in 2003 from 2002 due to lower levels of debt and lower interest rates.

Interest expense decreased 13% in 2002 from 2001. Higher interest expense due to increased average debt levels following the fourth quarter 2001 European acquisition was more than offset by a steep decline in short-term rates.

The effective tax rate was 32.2% in 2003 and 34.2% in both 2002 and 2001, as reported. The comparable tax rate for 2002 and 2001 would be 33.3% and 33.8%, respectively, based on a pro forma adjustment for the adoption of SFAS No. 142. The reduction in the rate from 2002 to 2003 reflects a number of factors which favorably impact foreign and U.S. taxes.

Restructuring Program A restructuring charge of $10 million ($7 million after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnott’s in Australia. In the second quarter of 2002, the company recorded an additional $1 million restructuring charge related to planned severance actions. Related costs of approximately $1 million, $19 million ($13 million after tax) and $5 million ($4 million after tax) were recorded in 2003, 2002 and 2001, respectively, as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was

Campbell Soup Company Annual Report 2003

designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure. As a result of this reconfiguration, the company expects annual pre-tax cost savings of approximately $10 million, most of which will be realized in 2004. In 2003, the company incurred startup costs associated with the transition of production. These costs were substantially offset by a gain on the sale of the facility. See Note 5 to the Consolidated Financial Statements for further discussion of this program.

Liquidity and Capital Resources

Net cash flows from operating activities provided $873 million in 2003, compared to $1.0 billion in 2002. The 2002 cash flow benefited from a significant reduction in working capital to a low level, which was maintained in 2003. Net cash flows from operations in 2002 decreased to $1.0 billion from $1.1 billion in 2001. This decrease was primarily due to lower net earnings resulting from planned increases in marketing and infrastructure investments. Over the last three years, operating cash flows totaled approximately $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs.

Capital expenditures were $283 million in 2003, $269 million in 2002 and $200 million in 2001. Capital expenditures are projected to be approximately $285 million in 2004. The increase in 2003 was driven by the Pepperidge Farm bakery and soup quality projects, partially offset by reduced spending in Australia on the manufacturing reconfiguration, which was substantially completed in 2002. The increase in 2002 was due to planned process improvements, product quality enhancements, the Australian plant reconfiguration, and the construction of the new Pepperidge Farm bakery.

Businesses acquired, as presented in the Statements of Cash Flows, primarily represents the acquisitions of Snack Foods Limited and Erin Foods in the first quarter of 2003. The purchase price adjustment in 2002 related to the European dry soup and sauces acquisition, completed in 2001.

In November 2002, the company issued $400 million of ten-year 5% fixed-rate notes due December 2012. The proceeds were used to retire $300 million 6.15% notes and to repay commercial paper borrowings. In connection with this issuance, the company entered into ten-year interest rate swaps that converted $300 million of the fixed-rate debt to variable.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 million that converted fixed-rate debt (6.75% notes due 2011) to variable and received $37 million. Of this amount, $3 million represented accrued interest earned on the swap prior to the termination date. The remainder will be amortized over the remaining life of the notes as a reduction to interest expense.

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

In November 2001, the company redeemed $100 million 5.625% fixed-rate notes due in September 2003. The notes were callable at par. This redemption was financed with lower rate commercial paper.

In December 2001, the company issued an additional $200 million of its existing 6.75% fixed-rate notes due February 2011, originally issued in February 2001. These additional notes were priced at a premium to reflect market conditions. The proceeds were used to repay short-term borrowings.

In January 2002, the company repaid $300 million of variable-rate notes due December 2003. The notes were repaid with lower cost short-term borrowings.

In March 2002, the company issued $300 million five-year 5.50% fixed-rate notes. The proceeds were used to repay $228 million variable-rate notes due in December 2003 and short-term borrowings. In connection with this issuance, the company entered into a five-year interest rate swap that converts $100 million of the fixed-rate debt to variable.

In June 2002, the company filed a $1 billion shelf registration statement with the Securities and Exchange Commission to use for future offerings of debt securities. Under the registration statement, the company may issue debt securities from time to time, depending on market conditions. The company intends to use the proceeds to repay short-term debt, to reduce or retire other indebtedness or for other general corporate purposes. As of August 3, 2003, the company had $600 million available for issuance under this registration statement. See also Recent Developments.

                         Management’s Discussion and Analysis of Results of Operations and Financial Condition

Long-term borrowings completed in 2001 included both a three-year floating rate loan, which funded the purchase of 11 million shares under forward stock purchase contracts for approximately $521 million in December 2000, and the issuance of $500 million 6.75% fixed-rate notes due February 2011. The proceeds of the 6.75% notes were used primarily to repay short-term borrowings. The company also entered into ten-year interest rate swap contracts with a notional value of $250 million in connection with the issuance of the 6.75% fixed-rate notes. The company terminated these swaps in November 2002.

Dividend payments decreased to $259 million in 2003, compared to $286 million in 2002. Dividends declared in 2003 and 2002 totaled $0.63 per share and in 2001 totaled $0.90 per share. The 2003 fourth quarter rate was $0.1575 per share.

Capital stock repurchases totaled 1 million shares at a cost of $24 million during 2003, compared to 200,000 shares at a cost of $5 million during 2002 and repurchases of 14.3 million shares at a cost of $618 million in 2001. In 2001, the strategic share repurchase plan was suspended. The company expects to continue to repurchase shares to offset the impact of dilution from shares issued under incentive stock compensation plans.

At August 3, 2003, the company had $1.279 billion of notes payable due within one year and $31 million of standby letters of credit issued on behalf of the company. The company maintains $1.8 billion of committed revolving credit facilities, which remain unused at August 3, 2003, except for $31 million of standby letters of credit. In September 2003, the company entered into a $900 million committed 364-day revolving credit facility, which replaced an existing $900 million 364-day facility that matured in September 2003. The company also has a $900 million revolving credit facility that matures in September 2006. These agreements support the company’s commercial paper program.

The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

The company believes that foreseeable liquidity, including the resolution of the contingencies described in Note 20 to the Consolidated Financial Statements, and capital resource requirements are expected to be met through anticipated cash flows from operations, management of working capital, long-term borrowings under its shelf registration, and short-term borrowings, including commercial paper. The company believes that its sources of financing are adequate to meet its liquidity and capital resource requirements. The cost and terms of any future financing arrangements depend on the market conditions and the company’s financial position at that time.

Contractual Obligations and Other Commitments

Contractual Obligations The following table summarizes the company’s obligations and commitments to make future payments under certain contractual obligations. For additional information on debt, see Note 16 to the Consolidated Financial Statements. Operating leases are primarily entered into for warehouse and office facilities, retail store space, and certain equipment. Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. These commitments are not expected to have a material impact on liquidity. Other long-term liabilities primarily represent payments related to deferred compensation obligations and postemployment benefits. For additional information on other long-term liabilities, see Note 17 to the Consolidated Financial Statements.

	Contractual Payments Due by Fiscal Year

			2005-	2007-
(US $ equivalents in millions)	Total	2004	2006	2008	Thereafter

Debt Obligations[1]	$3,528	$1,279	$2	$606	$1,641
Purchase Commitments	3,662	1,418	1,171	940	133
Operating Leases	294	67	100	68	59
Other Long-term Liabilities[2]	233	16	43	79	95

Total Long-term Cash Obligations	$7,717	$2,780	$1,316	$1,693	$1,928

[1]	Includes capital lease obligations totaling $8 million, unamortized net premium on debt issuances, unamortized gain on an interest rate swap and a gain on fair-value interest rate swaps.

[2]	Represents other long-term liabilities, excluding deferred taxes and minority interest.

Off-Balance Sheet Arrangements and Other Commitments The company guarantees approximately 1,200 bank loans to Pepperidge Farm independent sales distributors used to purchase distribution routes. The maximum potential amount of the future payments the company could be required to make under the guarantees is approximately $85 million. The company’s guarantees are secured by the distribution routes. The company does not believe that it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. See also Note 20 to the Consolidated Financial Statements for information on off-balance sheet arrangements.

Inflation

Inflation during recent years has not had a significant effect on the company. The company mitigates the effects of inflation by aggressively pursuing cost productivity initiatives, including global procurement strategies, and making capital investments that improve the efficiency of operations.

Campbell Soup Company Annual Report 2003

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in commodity prices, interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 32% of 2003 net sales, are concentrated principally in Australia, Canada, France, Germany and the United Kingdom. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps, forward contracts and options. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil and wheat. At August 3, 2003 and July 28, 2002, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company’s market risks associated with debt obligations and other significant financial instruments as of August 3, 2003. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 16 and 18 to the Consolidated Financial Statements.

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

Expected Fiscal Year of Maturity

(US $ equivalents in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

Debt
Fixed rate	$301	$1	$1	$605	$1	$1,641	$2,550	$2,780
Weighted-average interest rate	4.76%	6.42%	6.60%	6.20%	6.60%	6.42%	6.17%

Variable rate	$978						$978	$978
Weighted-average interest rate	2.07%						2.07%

Interest Rate Swaps
Fixed to variable				$100 [2]		$375 [3]	$475	$2
Average pay rate[1]				3.28%		5.32%	4.89%
Average receive rate				5.50%		5.18%	5.24%

Variable to fixed	$300 [4]						$300	$(1)
Average pay rate	3.74%						3.74%
Average receive rate	1.54%						1.54%

[1]	Average pay rates estimated over life of swap by using US$ forward LIBOR interest rates plus applicable spread.

[2]	Hedges 5.50% notes due in 2007.

[3]	Hedges $75 million of 5.875% notes and $300 million of 5.00% notes, respectively, due in 2009 and 2013.

[4]	Hedges variable-rate notes due in 2004.

As of July 28, 2002, fixed-rate debt of approximately $2.5 billion with an average interest rate of 6.37% and variable-rate debt of approximately $1.2 billion with an average interest rate of 2.46% were outstanding. As of July 28, 2002, the company had also swapped $425 million of fixed-rate debt to variable. The average rate received on these swaps was 6.30% and the average rate paid was estimated to be 5.09% over the remaining life of the swaps. Additionally, the company had swapped $300 million of floating-rate debt to fixed. The average rate received on this swap was estimated to be 2.63% and the average rate paid was 3.74% over the remaining life of the swap.

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries.

'

          Management’s Discussion and Analysis of Results of Operations and Financial Condition

The table below summarizes the cross-currency swaps outstanding as of August 3, 2003, which hedge such exposures. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

Cross-Currency Swaps

		Interest	Notional	Fair
(US $ equivalents in millions)	Expiration	Rate	Value	Value

Pay fixed SEK	2004	4.83%	$31	$(4)
Receive fixed USD		2.10%

Pay fixed SEK	2005	5.78%	$47	$(11)
Receive fixed USD		5.25%

Pay fixed EUR	2007	5.46%	$200	$(56)
Receive fixed USD		5.75%

Pay fixed GBP	2011	5.97%	$200	$(26)
Receive fixed USD		6.08%

The cross-currency swap contracts outstanding at July 28, 2002 represented two pay fixed SEK/receive fixed USD swaps with notional values of $29 million and $47 million, a pay fixed EUR/receive fixed USD swap with a notional value of $200 million, and a pay fixed GBP/receive fixed USD swap with a notional value of $200 million. The aggregate fair value of these swap contracts was $(37) million as of July 28, 2002.

Effective August 5, 2003, the company entered into a pay floating CAD/receive floating USD swap with a notional value of $53 million. The company also entered into two pay fixed CAD/receive fixed USD swaps with notional values of $61 million each.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign currency forward purchase and sale contracts to hedge these exposures. The table below summarizes the foreign currency forward contracts outstanding and the related weighted-average contract exchange rates as of August 3, 2003.

Forward Exchange Contracts

	Contract	Average Contractual
(US $ equivalents in millions)	Amount	Exchange Rate

Receive USD / Pay GBP	$203	0.63
Receive USD / Pay EUR	$197	0.88
Receive USD / Pay AUD	$172	1.56
Receive USD / Pay CAD	$44	1.41
Receive EUR / Pay GBP	$33	0.71
Receive GBP / Pay USD	$21	1.61
Receive JPY / Pay USD	$20	0.01
Receive AUD / Pay NZD	$18	1.10
Receive EUR / Pay SEK	$8	9.25
Receive USD / Pay JPY	$6	118.26
Receive EUR / Pay JPY	$6	135.69
Receive GBP / Pay AUD	$5	2.53
Receive SEK / Pay USD	$5	0.12

The company had an additional $12 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, British pound, Canadian dollar, euro, New Zealand dollar and Swiss franc, as of August 3, 2003. The aggregate fair value of all contracts was $4 million as of August 3, 2003. Total forward exchange contracts outstanding as of July 28, 2002 were $637 million with a fair value of $(7) million.

The company had swap contracts outstanding as of August 3, 2003, which hedge a portion of exposures relating to certain employee compensation liabilities linked to the total return of the Standard & Poor’s 500 Index or to the total return of the company’s capital stock. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor’s 500 Index total return or the total return on company capital stock. The notional value of the contracts that are linked to the return on the Standard & Poor’s 500 Index was $10 million at August 3, 2003 and $21 million at July 28, 2002. The average forward interest rate applicable to the contract, which expires in 2004, was 1.40% at August 3, 2003. The notional value of the contract that is linked to the total return on company capital stock was $11 million at August 3, 2003 and $32 million at July 28, 2002. The average forward interest rate applicable to this contract, which expires in 2004, was 1.65% at August 3, 2003. The fair value of these contracts was a $1 million gain at August 3, 2003 and a net loss of $22 million at July 28, 2002.

The company’s utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, debt repayment and debt issuances, market effects on debt and foreign currency, and the company’s acquisition and divestiture activities.

Significant Accounting Estimates

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of the costs for these programs, which are classified as a reduction of revenue, involves use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Campbell Soup Company Annual Report 2003

Valuation of long-lived assets Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Discounted cash flow analyses are used to assess nonamortizable intangible asset impairment, while undiscounted cash flow analyses are used to assess other long-lived asset impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

Pension and postretirement medical benefits The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of the company’s fiscal year-end measurement date based on high-quality, long-term debt securities. The estimated return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company’s current and projected investment mix. Within any given fiscal period, significant differences may arise between the actual return and the estimated long-term return on plan assets. The value of plan assets, used in the calculation of pension expense, is determined on a calculated method that recognizes 20% of the difference between the actual fair value of assets and the expected calculated method. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

Shareowners’ equity (deficit) includes a minimum liability, net of tax, of $210 million in 2003 and $208 million in 2002, principally related to a U.S. pension plan. Following stock market declines in July 2002, the fair value of assets included in certain pension funds fell below the accumulated benefit obligation. As required under accounting principles generally accepted in the United States, the company recognized the additional minimum liability and reclassified an existing pension asset to equity. This non-cash adjustment did not impact 2002 operating results. However, the lower fair value of pension assets and a reduction in the estimated return on plan assets resulted in an increase in net periodic pension cost in 2003.

Net periodic pension and postretirement medical expense was $43 million in 2003 compared to $8 million in 2002. The net periodic pension and postretirement medical expense is expected to be approximately $60 million in 2004. The increase in 2004 is primarily due to a lower discount rate, a reduction in the expected return on assets, and an increase in the health care trend rate, partially offset by a $50 million contribution to a U.S. plan subsequent to August 3, 2003. Significant weighted-average assumptions as of the end of the year are as follows:

	2003	2002

Discount rate for benefit obligations	6.39%	6.90%
Expected return on plan assets	8.80%	9.30%
Initial health care trend rate	9.00%	8.00%
Ultimate health care trend rate	4.50%	4.50%

Estimated sensitivities to the net periodic pension cost are as follows: a 50 basis point reduction in the discount rate would increase expense by approximately $9 million; a 50 basis point reduction in the estimated return on assets assumption would increase expense by approximately $8 million. A one percentage point change in assumed health care costs would increase expense by approximately $3 million.

Contributions to the U.S. plans were not required in 2003. Contributions to international plans were $19 million in 2003. Although there were no mandatory funding requirements to the U.S. plans in 2004, the company made a $50 million contribution to a U.S. plan subsequent to August 3, 2003 based on expected future funding requirements.

See also Note 9 to the Consolidated Financial Statements for additional information on pension and postretirement medical expenses.

Income taxes The effective tax rate and the tax bases of assets and liabilities reflect management’s estimate of the ultimate outcome of various tax audits and issues. In addition, valuation allowances are established for deferred tax assets where the amount of expected future taxable income from operations does not support the realization of the asset.

Recently Issued Accounting Pronouncements

The company adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on July 29, 2002. This standard is generally effective for the company on a prospective basis. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121

          Management’s Discussion and Analysis of Results of Operations and Financial Condition

“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of a segment of a business. Long-lived assets are tested for impairment if certain triggers occur. The adoption of this standard did not have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146 “Accounting for Exit or Disposal Activities.” The provisions of this standard were effective for disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material impact on the financial statements.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” This standard amends the transition and disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation.” The increased disclosure requirements are applicable to the company’s interim and annual financial statements beginning in the third quarter of the current fiscal year. The required disclosures are included in Note 1 to the Consolidated Financial Statements. The company currently does not intend to transition to the use of a fair value method for accounting for stock-based compensation. As permitted by SFAS No. 148, the company accounts for stock option grants and restricted stock awards in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date.

In November 2002, FASB Interpretation No. 45 (FIN 45) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN 45 clarifies the requirements relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are included in Note 20 to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” This Interpretation addressed consolidation by business enterprises of certain variable interest entities (VIEs). The Interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of this Interpretation will be applicable no later than the beginning of the first interim or annual period beginning after June 15, 2003. Further, the disclosure requirements of the Interpretation are applicable for all financial statements initially issued after January 31, 2003, regardless of the date on which the VIE was created. The adoption of this standard is not expected to have a material impact on the financial statements.

The EITF reached a consensus on Issue No. 02-17 “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination,” which clarifies certain recognition requirements in SFAS No. 141 “Business Combinations.” The guidance in this Issue is to be applied to business combinations consummated and goodwill impairments tests performed after October 25, 2002. The company does not expect its application to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This standard amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, primarily as a result of decisions made by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS No. 133 and in connection with other FASB projects. This standard is generally effective prospectively for contracts and hedging relationships entered into or modified after June 30, 2003. The company does not expect its application to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The company is in the process of evaluating this standard, but does not expect the adoption to have a material impact on the financial statements.

Campbell Soup Company Annual Report 2003

Recent Developments

In September 2003, the company issued $300 million ten-year 4.875% fixed-rate notes. The proceeds were used to repay commercial paper borrowings and for other general corporate purposes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 million that effectively fixed a portion of the interest rate on the debt prior to issuance. These agreements were settled at a minimal gain upon issuance of the notes, which will be amortized over the life of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that convert $200 million of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 million five-year interest rate swaps that convert a portion of the 5.875% fixed-rate notes due October 2008 to variable.

Earnings Outlook

On September 11, 2003, the company issued a press release announcing results for 2003 and commented on the outlook for earnings per share for the first quarter and full year for 2004.

Cautionary Factors That May Affect Future Results

This 2003 Annual Report contains “forward-looking” statements that reflect the company’s current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “believe,” “estimate,” “expect,” “will” and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company’s current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company’s actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

•	the company’s ability to achieve the goals of its “transformation plan”;

•	the impact of strong competitive response to the company’s efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company’s products;

•	the risks in the marketplace associated with trade and consumer acceptance of product improvements, shelving initiatives and new product introductions;

•	the company’s ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix and the impact of increased marketing investments;

•	the company’s ability to realize forecasted cost savings;

•	the company’s ability to successfully manage changes to its business processes, including selling, distribution and the integration of acquisitions;

•	the increased significance of certain of the company’s key trade customers;

•	the difficulty of predicting the pattern of inventory movements by the company’s trade customers and of predicting changes in the policies of its customers, such as changes in customer inventory levels and access to shelf space;

•	the impact of fluctuations in the supply and cost of raw materials;

•	the impact of unforeseen economic changes in currency exchange rates, tax rates, interest rates, equity markets, inflation rates, recession and other external factors over which the company has no control, including the possibility of increased pension expense and contributions resulting from lower interest rates and declines in stock market returns; and

•	the impact of unforeseen business disruptions in one or more of the company’s markets due to political instability, civil disobedience, armed hostilities or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company’s outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

Consolidated Statements of Earnings (millions, except per share amounts)

	2003	2002	2001
	53 weeks	52 weeks	52 weeks

Net Sales	$6,678	$6,133	$5,771

Costs and expenses
Cost of products sold	3,805	3,443	3,132
Marketing and selling expenses	1,145	1,073	890
Administrative expenses	507	454	403
Research and development expenses	88	79	64
Other expenses (Note 6)	28	99	78
Restructuring charges (Note 5)	—	1	10

Total costs and expenses	5,573	5,149	4,577

Earnings Before Interest and Taxes	1,105	984	1,194
Interest expense (Note 7)	186	190	219
Interest income	5	4	12

Earnings before taxes	924	798	987
Taxes on earnings (Note 10)	298	273	338

Earnings before cumulative effect of accounting change	626	525	649
Cumulative effect of change in accounting principle	(31)	—	—

Net Earnings	$595	$525	$649

Per Share – Basic
Earnings before cumulative effect of accounting change	$1.52	$1.28	$1.57
Cumulative effect of change in accounting principle	(.08)	—	—

Net Earnings	$1.45	$1.28	$1.57

Weighted average shares outstanding – basic	411	410	414

Per Share – Assuming Dilution
Earnings before cumulative effect of accounting change	$1.52	$1.28	$1.55
Cumulative effect of change in accounting principle	(.08)	—	—

Net Earnings	$1.45	$1.28	$1.55

Weighted average shares outstanding – assuming dilution	411	411	418

See accompanying Notes to Consolidated Financial Statements.

The sum of the individual per share amounts does not equal net earnings per share due to rounding.

Campbell Soup Company Annual Report 2003
Consolidated Balance Sheets (millions, except per share amounts)

	August 3, 2003	July 28, 2002

Current Assets
Cash and cash equivalents	$32	$21
Accounts receivable (Note 11)	413	417
Inventories (Note 12)	709	638
Other current assets (Note 13)	136	123

Total current assets	1,290	1,199

Plant Assets, Net of Depreciation (Note 14)	1,843	1,684
Goodwill (Note 3)	1,803	1,581
Other Intangible Assets, Net of Amortization (Note 3)	1,018	953
Other Assets (Note 15)	251	304

Total assets	$6,205	$5,721

Current Liabilities
Notes payable (Note 16)	$1,279	$1,196
Payable to suppliers and others	620	612
Accrued liabilities	602	572
Dividend payable	65	65
Accrued income taxes	217	233

Total current liabilities	2,783	2,678

Long-term Debt (Note 16)	2,249	2,449
Nonpension Postretirement Benefits (Note 9)	304	319
Other Liabilities (Note 17)	482	389

Total liabilities	5,818	5,835

Shareowners’ Equity (Deficit) (Note 19)
Preferred stock; authorized 40 shares; none issued	—	—
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares	20	20
Additional paid-in capital	298	320
Earnings retained in the business	5,254	4,918
Capital stock in treasury, 132 shares in 2003 and 2002, at cost	(4,869)	(4,891)
Accumulated other comprehensive loss	(316)	(481)

Total shareowners’ equity (deficit)	387	(114)

Total liabilities and shareowners’ equity (deficit)	$6,205	$5,721

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows (millions)

	2003	2002	2001

Cash Flows from Operating Activities:
Net earnings	$595	$525	$649
Non-cash charges to net earnings
Cumulative effect of accounting change	31	—	—
Restructuring charges	—	—	10
Depreciation and amortization	243	319	266
Deferred taxes	72	5	4
Other, net	93	53	38
Changes in working capital
Accounts receivable	46	40	(11)
Inventories	(33)	(30)	(1)
Prepaid assets	1	9	3
Accounts payable and accrued liabilities	(38)	195	137
Other	(137)	(99)	11

Net Cash Provided by Operating Activities	873	1,017	1,106

Cash Flows from Investing Activities:
Purchases of plant assets	(283)	(269)	(200)
Sales of plant assets	22	5	8
Businesses acquired	(177)	(15)	(911)
Sales of businesses	10	3	—
Long-term investments	(4)	(12)	(19)

Net Cash Used in Investing Activities	(432)	(288)	(1,122)

Cash Flows from Financing Activities:
Long-term borrowings	400	1,100	1,028
Repayments of long-term borrowings	—	(628)	—
Net repayments of short-term borrowings	(566)	(915)	(45)
Dividends paid	(259)	(286)	(374)
Treasury stock purchases	(24)	(5)	(618)
Treasury stock issuances	17	14	24
Other, net	—	(6)	—

Net Cash Provided by (Used in) Financing Activities	(432)	(726)	15

Effect of Exchange Rate Changes on Cash	2	(6)	(2)

Net Change in Cash and Cash Equivalents	11	(3)	(3)
Cash and Cash Equivalents – Beginning of Year	21	24	27

Cash and Cash Equivalents – End of Year	$32	$21	$24

See accompanying Notes to Consolidated Financial Statements.

Campbell Soup Company Annual Report 2003

          Consolidated Statements of Shareowners’ Equity (Deficit)
          (millions, except per share amounts)

	Capital Stock
						Earnings	Accumulated
	Issued		In Treasury		Additional	Retained	Other	Total
					Paid-in	in the	Comprehensive	Shareowners’
	Shares	Amount	Shares	Amount	Capital	Business	Income (Loss)	Equity (Deficit)

Balance at July 30, 2000	542	$20	(121)	$(4,373)	$344	$4,373	$(227)	$137

Comprehensive income (loss)
Net earnings						649		649
Foreign currency translation adjustments							(97)	(97)

Other comprehensive loss							(97)	(97)

Total Comprehensive income								552

Dividends ($.90 per share)						(371)		(371)
Repurchase of shares under forward stock purchase contracts			(11)	(521)				(521)
Treasury stock purchased			(3)	(97)				(97)
Treasury stock issued under management incentive and stock option plans			2	83	(30)			53

Balance at July 29, 2001	542	20	(133)	(4,908)	314	4,651	(324)	(247)

Comprehensive Income (loss)
Net earnings						525		525
Foreign currency translation adjustments							49	49
Cash-flow hedges, net of tax							2	2
Minimum pension liability, net of tax							(208)	(208)

Other comprehensive loss							(157)	(157)

Total Comprehensive income								368

Dividends ($.63 per share)						(258)		(258)
Treasury stock purchased			—	(5)				(5)
Treasury stock issued under management incentive and stock option plans			1	22	6			28

Balance at July 28, 2002	542	20	(132)	(4,891)	320	4,918	(481)	(114)

Comprehensive income (loss)
Net earnings						595		595
Foreign currency translation adjustments							174	174
Cash-flow hedges, net of tax							(7)	(7)
Minimum pension liability, net of tax							(2)	(2)

Other comprehensive income							165	165

Total Comprehensive income								760

Dividends ($.63 per share)						(259)		(259)
Treasury stock purchased			(1)	(24)				(24)
Treasury stock issued under management incentive and stock option plans			1	46	(22)			24

Balance at August 3, 2003	542	$20	(132)	$(4,869)	$298	$5,254	$(316)	$387

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

Fiscal Year The company’s fiscal year ends on the Sunday nearest July 31. There were 53 weeks in 2003 and 52 weeks in 2002 and 2001. There will be 52 weeks in fiscal 2004.

Revenue Recognition Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable.

Beginning in 2002, the company adopted the consensus reached by the Financial Accounting Standards Board’s (FASB’s) Emerging Issues Task Force (EITF) on Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.” Under this consensus, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of this consensus in 2002 resulted in the following reclassifications to the annual results for 2001: Net sales were reduced by $893; Cost of products sold was reduced by $14; and Marketing and selling expenses were reduced by $879. These reclassifications had no impact on net earnings.

Cash and Cash Equivalents All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories Substantially all U.S. inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

Plant Assets and Other Long-Lived Assets Plant assets are stated at historical cost. Alterations and major overhauls, which extend the lives or increase the capacity of plant assets, are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs. Depreciation provided in Costs and expenses is calculated using the straight-line method over the estimated useful lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively.

The company adopted Statement of Financial Accounting Standards (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on July 29, 2002. This standard is generally effective for the company on a prospective basis. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets such as property, plants, equipment and amortized intangibles. This standard supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of a segment of a business. Long-lived assets are tested for impairment if certain triggers occur. The adoption of this standard did not have a material impact on the financial statements.

Derivative Financial Instruments The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, commodities and equity-linked employee benefit obligations. Beginning in 2001, all derivatives are accounted for in accordance with SFAS No. 133 “Accounting for Derivatives and Hedging Activities,” as amended by SFAS No. 137 and No. 138. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. The cumulative effect of adopting SFAS No. 133 was not material to the company’s consolidated financial statements.

Stock-Based Compensation In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” This standard amends the transition and disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation.” As permitted by SFAS No. 148, the company accounts for stock option grants and restricted stock awards in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date. Restricted stock awards are expensed. See also Note 19 of the Notes to Consolidated Financial Statements. The company

Campbell Soup Company Annual Report 2003

currently does not intend to transition to the use of a fair value method for accounting for stock-based compensation. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2003	2002	2001

Net Earnings, as reported	$595	$525	$649
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects[1]	13	19	15
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37)	(34)	(29)

Pro forma net earnings	$571	$510	$635

Earnings per share:
Basic – as reported	$1.45	$1.28	$1.57

Basic – pro forma	$1.39	$1.24	$1.53

Diluted – as reported	$1.45	$1.28	$1.55

Diluted – pro forma	$1.39	$1.24	$1.52

1	Represents restricted stock expense.

The weighted average fair value of options granted in 2003, 2002 and 2001 was estimated as $5.91, $8.09 and $7.96, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2003, 2002 and 2001:

	2003	2002	2001

Risk-free interest rate	4.0%	5.0%	5.1%
Expected life (in years)	6	6	6
Expected volatility	26%	31%	30%
Expected dividend yield	2.8%	2.2%	3.1%

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

Recently Issued Accounting Pronouncements In July 2002, the FASB issued SFAS No. 146 “Accounting for Exit or Disposal Activities.” The provisions of this standard are effective for disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material impact on the financial statements.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” This Interpretation addressed consolidation by business enterprises of certain variable interest entities (VIEs). The Interpretation is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of this Interpretation will be applicable no later than the beginning of the first interim or annual period beginning after June 15, 2003. Further, the disclosure requirements of the Interpretation are applicable for all financial statements initially issued after January 31, 2003, regardless of the date on which the VIE was created. The adoption of this standard is not expected to have a material impact on the financial statements.

The EITF reached a consensus on Issue No. 02-17 “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination,” which clarifies certain recognition requirements in SFAS No. 141 “Business Combinations.” The guidance in this Issue is to be applied to business combinations consummated and goodwill impairment tests performed after October 25, 2002. The company does not expect its application to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This standard amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, primarily as a result of decisions made by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS No. 133 and in connection with other FASB projects. This standard is generally effective prospectively for contracts and hedging relationships entered into or modified after June 30, 2003. The company does not expect its application to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both

               Notes to Consolidated Financial Statements
               (dollars in millions, except per share amounts)

Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The company is in the process of evaluating this standard, but does not expect the adoption to have a material impact on the financial statements.

2 Comprehensive Income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, minimum pension liability adjustments (see Note 9), and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended August 3, 2003, July 28, 2002 and July 29, 2001 was $760, $368, and $552, respectively.

The components of Accumulated other comprehensive loss, as reflected in the Statements of Shareowners’ Equity (Deficit), consisted of the following:

	2003	2002

Foreign currency translation adjustments	$(101)	$(275)
Cash-flow hedges, net of tax	(5)	2
Minimum pension liability, net of tax[1]	(210)	(208)

Total Accumulated other comprehensive loss	$(316)	$(481)

1	Includes a tax benefit of $120 in 2003 and $119 in 2002.

3 Goodwill and Intangible Assets

On July 29, 2002 the company adopted SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this standard, goodwill and intangible assets with indefinite useful lives are no longer amortized, but rather are to be tested at least annually for impairment. Intangible assets with finite lives should continue to be amortized over the estimated useful life and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets.” In connection with the adoption of SFAS No. 142, the company was required to perform an impairment assessment on all goodwill and indefinite-lived intangible assets as of July 29, 2002. The assessment of the indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. To the extent the carrying value exceeds the fair value, an impairment loss is recognized. The assessment of goodwill is a two-step process in which the first step identifies impairment by requiring a comparison of the fair value of each reporting unit to the carrying value, including goodwill allocated to the unit. If the carrying value exceeds the fair value, goodwill is considered to be impaired. The amount of impairment is measured in a second step as the difference between the carrying value of goodwill and the “implied” fair value of goodwill, which is determined by calculating goodwill as if the reporting unit had just been acquired and accounted for as a business combination. Fair values were determined using discounted cash flow analyses. As a result of this evaluation, the company recorded a non-cash after-tax charge of $31 (net of a $17 tax benefit), or $.08 per share, for impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. Stockpot is a reporting unit in the North America Soup and Away From Home segment. This non-cash charge was recorded as a cumulative effect of a change in accounting principle. The impairment of Stockpot goodwill is the result of a reduction in actual sales attained and forecasted future sales growth relative to projections made at the time of the acquisition.

The provisions of SFAS No. 142 are to be applied on a prospective basis and prior year results are not to be restated. The following tables present a reconciliation of earnings before cumulative effect of accounting change, adjusted to exclude amortization of goodwill and indefinite-lived intangible assets:

	2003[1]	2002	2001

Earnings before cumulative effect of accounting change, as reported	$626	$525	$649
Add back: Goodwill Amortization	—	36	29
Trademark Amortization	—	18	11

Adjusted earnings before cumulative effect of accounting change	$626	$579	$689

	2003[1]	2002	2001

Basic earnings per share before cumulative effect of accounting change, as reported	$1.52	$1.28	$1.57
Add back: Goodwill Amortization	—	0.09	0.07
Trademark Amortization	—	0.04	0.03

Adjusted basic earnings per share before cumulative effect of accounting change	$1.52	$1.41	$1.66

	2003[1]	2002	2001

Diluted earnings per share before cumulative effect of accounting change, as reported	$1.52	$1.28	$1.55
Add back: Goodwill Amortization	—	0.09	0.07
Trademark Amortization	—	0.04	0.03

Adjusted diluted earnings per share before cumulative effect of accounting change	$1.52	$1.41	$1.65

1	In the first quarter of 2003, the company recognized a $31 (net of a $17 tax benefit), or $.08 per share, cumulative effect of accounting change related to the adoption of SFAS No. 142.

Campbell Soup Company Annual Report 2003

The following table sets forth balance sheet information for intangible assets, excluding goodwill, subject to amortization and intangible assets not subject to amortization:

	August 3, 2003		July 28, 2002

	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:[1]
Trademarks	$6	$(2)	$5	$(1)
Other	16	(7)	15	(5)

Total	$22	$(9)	$20	$(6)

Intangible assets not subject to amortization:[2]
Trademarks	$975		$908
Pension	28		31
Other	2		—

Total	$1,005		$939

1	Amortization related to these assets was approximately $2 for 2003. The estimated aggregated amortization expense for each of the five succeeding fiscal years is less than $2 per year. Asset useful lives range from five to thirty-four years.

2	Total carrying amount is net of accumulated amortization through July 28, 2002.

Changes in the carrying amount for goodwill for the period ended August 3, 2003 are as follows:

	North America	North America		International
	Soup and	Sauces and	Biscuits and	Soup and
	Away From Home	Beverages	Confectionery	Sauces	Total

Balance at July 28, 2002	$336	$365	$339	$541	$1,581
Goodwill acquired	—	—	92	11	103
Impairment losses	(48)	—	—	—	(48)
Foreign currency translation adjustment	10	—	93	64	167

Balance at August 3, 2003	$298	$365	$524	$616	$1,803

4 Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Through 2001, the company was organized and reported the results of operations in three business segments: Soup and Sauces, Biscuits and Confectionery, and Away From Home.

Beginning in 2002, the company changed its organizational structure such that operations are managed and reported in four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. Segment financial information has been modified for all periods in order to conform to the new structure. In addition, Net sales reflect the reclassifications related to the adoption of the new accounting standard as discussed in Note 1.

The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the U.S. and Canada. The U.S. retail business includes the Campbell’s brand condensed and ready-to-serve soups and Swanson broths. The segment includes the company’s total business in Canada, which comprises the Habitant and Campbell’s soups, Prego pasta sauce and V8 juices. The Away From Home operations represent the distribution of products such as Campbell’s soups, Campbell’s specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in North America. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell’s tomato juice, as well as the total of all businesses in Mexico and other Latin American and Caribbean countries. The Biscuits and Confectionery segment includes all retail sales of Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott’s biscuits and crackers in Australia and Asia Pacific, Arnott’s Snackfoods salty snacks in Australia, and Godiva chocolates worldwide. The International Soup and Sauces segment comprises operations outside of North America, including Erasco and Heisse Tasse soups in Germany, Liebig and Royco soups and Lesieur sauces in France, Campbell’s and Batchelors soups, Oxo stock cubes and Homepride sauces in the United Kingdom, Devos Lemmens mayonnaise and cold sauces and Campbell’s and Royco soups in Belgium, Blå Band soups in Sweden, and McDonnells and Erin soups in Ireland. In Asia Pacific, operations include Campbell’s soups and stock and Swanson broths across the region.

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

The company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 12% of consolidated net sales during 2003 and 2002. All of the company’s segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Segment financial information for 2003 reflects the adoption of SFAS No. 142 as discussed in Note 3. Operating Segment results for 2002 and 2001 have been adjusted to reflect the

               Notes to Consolidated Financial Statements
               (dollars in millions, except per share amounts)

pro forma impact of amortization eliminated under the standard. Amortization expense of $70 and $54 for 2002 and 2001, respectively, has been eliminated from the prior period results.

Information about operations by business segment, reflecting the reclassifications described in Note 1, is as follows:

Business Segments

		Earnings
		Before	Depreciation	Capital
		Interest	and	Expen-	Segment
2003	Net Sales	and Taxes[3]	Amortization	ditures	Assets

North America Soup and Away From Home	$2,606	$632	$62	$71	$1,237
North America Sauces and Beverages	1,246	289	34	42	1,213
Biscuits and Confectionery	1,774	212	85	115	1,680
International Soup and Sauces	1,052	128	30	34	1,775
Corporate and Eliminations[1]	—	(156)	32	21	300

Total	$6,678	$1,105	$243	$283	$6,205

		Earnings
		Before	Depreciation	Capital
		Interest	and	Expen-	Segment
2002	Net Sales	and Taxes[3]	Amortization	ditures	Assets

North America Soup and Away From Home	$2,524	$634	$58	$75	$1,263
North America Sauces and Beverages	1,182	257	32	47	1,228
Biscuits and Confectionery	1,507	186	90	100	1,276
International Soup and Sauces	920	120	27	28	1,632
Corporate and Eliminations[1]	—	(143)	42	19	322

Total	$6,133	$1,054	$249	$269	$5,721

		Earnings
		Before	Depreciation	Capital
		Interest	and	Expen-	Segment
2001	Net Sales[2]	and Taxes[3]	Amortization	ditures	Assets

North America Soup and Away From Home	$2,532	$784	$57	$59	$1,248
North America Sauces and Beverages	1,161	316	32	33	1,243
Biscuits and Confectionery	1,446	208	76	77	1,249
International Soup and Sauces	632	63	20	21	1,519
Corporate and Eliminations[1]	—	(123)	27	10	668

Total	$5,771	$1,248	$212	$200	$5,927

1	Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

2	In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 for 2001 were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales by $893 for 2001. See Note 1 for further discussion.

3	Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of costs of $1 in 2003, $20 in 2002, and $15 in 2001 associated with the Australian manufacturing reconfiguration.

Geographic Area Information

Information about operations in different geographic areas is as follows:

Net sales[1]	2003	2002	2001

United States	$4,549	$4,339	$4,313
Europe	969	843	558
Australia/Asia Pacific	779	554	517
Other countries	492	502	455
Adjustments and eliminations	(111)	(105)	(72)

Consolidated	$6,678	$6,133	$5,771

Earnings before interest and taxes	2003	2002	2001

United States	$965	$913	$1,137
Europe	126	92	53
Australia/Asia Pacific	93	41	46
Other countries	77	81	81

Segment earnings before interest and taxes	1,261	1,127	1,317
Unallocated corporate expenses	(156)	(143)	(123)

Consolidated	$1,105	$984	$1,194

Identifiable assets	2003	2002	2001

United States	$2,774	$2,797	$2,737
Europe	1,718	1,586	1,472
Australia/Asia Pacific	1,100	725	717
Other countries	313	288	293
Corporate	300	325	708

Consolidated	$6,205	$5,721	$5,927

1	In the fourth quarter of 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 for 2001 were reclassified from Net sales to Cost of products sold. In the first quarter of 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in 2002, reduced Net sales $893 for 2001. See Note 1 for further discussion.

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The restructuring charges in 2002 and 2001 were allocated to Australia/Asia Pacific.

5 Restructuring Program

A restructuring charge of $10 ($7 after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnott’s in Australia. In the second quarter 2002, the company recorded an additional $1 restructuring charge related to planned severance actions. Related costs of approximately $1 in 2003, $19 ($13 after tax) in 2002, and $5 ($4 after tax) in 2001 were recorded as Cost of products sold, primarily representing accelerated depreciation on assets to be taken out of service. This program was designed to drive greater manufacturing efficiency resulting from the closure of the Melbourne plant. Approximately 550 jobs were eliminated due to the plant closure.

A summary of restructuring reserves at August 3, 2003 and related activity is as follows:

	Accrued		Accrued
	Balance at		Balance at
	July 28,		August 3,
	2002	Spending	2003

Severance pay and benefits	$4	(4)	$—

6 Other Expenses

	2003	2002	2001

Foreign exchange losses	$15	$9	$2
Amortization of intangible and other assets	2	78	57
Gain on asset sales	(16)	(6)	—
Adjustments to long-term investments	36	16	10
Other	(9)	2	9

	$28	$99	$78

Adjustments to long-term investments represent a non-cash write-down to estimated fair market value of investments in affordable housing partnerships.

In 2003, certain stock-based incentive compensation costs and deferred compensation expenses were reclassified from Other expenses to reflect the costs by function on various lines of the Statements of Earnings. Prior periods have been reclassified to conform to the current presentation.

7 Interest Expense

	2003	2002	2001

Interest expense	$188	$191	$222
Less: Interest capitalized	2	1	3

	$186	$190	$219

8 Acquisitions

In the first quarter 2003, the company acquired two businesses for cash consideration of approximately $170 and assumed debt of approximately $20. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Biscuits and Confectionery segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160. The pro forma impact on net earnings or earnings per share for the prior periods would not have been material.

In May 2001, the company acquired the assets of the European culinary brands business, comprised of several soup and sauce businesses, from Unilever, PLC/Unilever N.V. for approximately $920. The acquisition was financed with available cash and commercial paper borrowings. This acquisition was accounted for as a purchase transaction, and operations of the acquired business are included in the financial statements from May 4, 2001, the date the acquisition was consummated. The purchase price was allocated as follows: approximately $100 to fixed assets and inventory; approximately $490 to trademarks and other identifiable intangible assets; and approximately $330 to the excess of the purchase price over net assets acquired (goodwill). Goodwill and trademarks were being amortized on a straight-line basis over 40 years. An additional purchase price adjustment of $15 was paid in 2002 related to inventory. Had the acquisition occurred at the beginning of 2001, based on unaudited data, net sales for 2001 would have increased approximately $300, and net earnings would have decreased $2 in 2001. Basic and diluted earnings per share would have decreased $.01. These pro forma estimates factor in certain adjustments, including amortization of goodwill which has since been eliminated under SFAS No. 142, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma results do not include any synergies expected to result from the acquisition.

9 Pension and Postretirement Benefits

Pension Benefits Substantially all of the company’s U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid

               Notes to Consolidated Financial Statements
               (dollars in millions, except per share amounts)

directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

Postretirement Benefits The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

Components of net periodic benefit cost:

Pension	2003	2002	2001

Service cost	$46	$36	$35
Interest cost	112	109	106
Expected return on plan assets	(153)	(159)	(158)
Amortization of net transition obligation	—	—	(1)
Amortization of prior service cost	6	6	5
Recognized net actuarial loss	14	4	1
Curtailment/special termination benefits	4	—	—

Net periodic pension (income) expense	$29	$(4)	$(12)

Postretirement	2003	2002	2001

Service cost	$4	$5	$3
Interest cost	21	21	20
Amortization of prior service cost	(11)	(14)	(12)
Amortization of net gain	—	—	(7)

Net periodic postretirement expense	$14	$12	$4

Change in benefit obligation:

	Pension		Postretirement
	2003	2002	2003	2002

Obligation at beginning of year	$1,669	$1,522	$340	$338
Acquisition adjustment	13	—	—	—
Service cost	46	36	4	5
Interest cost	112	109	21	21
Plan amendments	—	6	—	(16)
Actuarial loss	62	117	37	21
Participant contributions	2	—	—	—
Curtailment/special termination benefits	4	—	—	—
Benefits paid	(132)	(123)	(29)	(29)
Foreign currency adjustment	22	2	—	—

Benefit obligation at end of year	$1,798	$1,669	$373	$340

Change in the fair value of pension plan assets:

	2003	2002

Fair value at beginning of year	$1,377	$1,644
Acquisition adjustment	12	—
Actual return on plan assets	172	(159)
Employer contributions	19	8
Participants contributions	2	—
Benefits paid	(127)	(118)
Foreign currency adjustment	17	2

Fair value at end of year	$1,472	$1,377

Funded status as recognized in the Consolidated Balance Sheets:

	Pension		Postretirement
	2003	2002	2003	2002

Funded status at end of year	$(326)	$(292)	$(373)	$(340)
Unrecognized prior service cost	51	57	(22)	(33)
Unrecognized loss	682	644	72	36

Net amount recognized	$407	$409	$(323)	$(337)

Amounts recognized in the Consolidated Balance Sheets:

Pension	2003	2002

Prepaid benefit cost	$49	$51
Intangible asset	28	31
Accumulated other comprehensive loss	330	327

Net amount recognized	$407	$409

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,256, $1,131 and $929, respectively, as of August 3, 2003 and $1,144, $1,048 and $864, respectively, as of July 28, 2002.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at August 3, 2003 and July 28, 2002.

Pension

Weighted-average assumptions of the company’s global plans at end of year:

	2003	2002	2001

Discount rate for benefit obligation	6.39%	6.90%	7.25%
Expected return on plan assets	8.80%	9.30%	10.00%
Rate of compensation increases	4.43%	4.50%	4.50%

Postretirement

The discount rate used to determine the accumulated postretirement benefit obligation was 6.50% in 2003 and 7.00% in 2002. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 9%, declining to 4.50% in 2008 and continuing at 4.50% thereafter.

Campbell Soup Company Annual Report 2003

A one percentage point change in assumed health care costs would have the following effects on 2003 reported amounts:

	Increase	Decrease

Effect on service and interest cost	$3	$(2)
Effect on the 2003 accumulated benefit obligation	$32	$(28)

Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

Savings Plan The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $11 in 2003, $13 in 2002, and $11 in 2001.

10 Taxes on Earnings

The provision for income taxes on earnings consists of the following:

	2003	2002	2001

Income taxes:
Currently payable
Federal	$178	$201	$254
State	13	19	29
Non-U.S.	35	48	51

	226	268	334

Deferred
Federal	62	7	13
State	1	—	(1)
Non-U.S.	9	(2)	(8)

	72	5	4

	$298	$273	$338

Earnings before income taxes:
United States	$752	$685	$835
Non-U.S.	172	113	152

	$924	$798	$987

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

	2003	2002	2001

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	1.0	1.6	1.5
Non-U.S. earnings taxed at other than federal statutory rate	(1.9)	(0.1)	(0.9)
Tax loss carryforwards	(0.1)	(0.4)	(0.3)
Other	(1.8)	(1.9)	(1.1)

Effective income tax rate	32.2%	34.2%	34.2%

Deferred tax liabilities and assets are comprised of the following:

	2003	2002

Depreciation	$170	$154
Pensions	24	10
Amortization	138	125
Other	109	113

Deferred tax liabilities	441	402

Benefits and compensation	186	195
Tax loss carryforwards	20	12
Other	100	103

Gross deferred tax assets	306	310
Deferred tax asset valuation allowance	(20)	(10)

Net deferred tax assets	286	300

Net deferred tax liability	$155	$102

At August 3, 2003, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $56. Of these carryforwards, $8 expire through 2008 and $48 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 46%.

U.S. income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $530, which are deemed to be permanently invested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.

11 Accounts Receivable

	2003	2002

Customers	$425	$431
Allowances	(40)	(36)

	385	395
Other	28	22

	$413	$417

Notes to Consolidated Financial Statements
(dollars in millions, except per share amounts)

12 Inventories

	2003	2002

Raw materials, containers and supplies	$264	$231
Finished products	445	407

	$709	$638

Approximately 57% of inventory in 2003 and 60% in 2002 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at August 3, 2003 and July 28, 2002.

13 Other Current Assets

	2003	2002

Deferred taxes	$90	$86
Other	46	37

	$136	$123

14 Plant Assets

	2003	2002

Land	$66	$53
Buildings	974	868
Machinery and equipment	2,827	2,482
Projects in progress	145	230

	4,012	3,633
Accumulated depreciation	(2,169)	(1,949)

	$1,843	$1,684

Depreciation expense provided in Costs and expenses was $241 in 2003 and in 2002, and $209 in 2001. Approximately $105 of capital expenditures are required to complete projects in progress at August 3, 2003.

15 Other Assets

	2003	2002

Prepaid pension benefit cost	$49	$51
Investments	162	198
Other	40	55

	$251	$304

Investments consist primarily of several limited partnership interests in affordable housing partnership funds. These investments generate significant tax credits. The company’s ownership primarily ranges from approximately 12% to 19%. The decrease in the carrying value of these investments represents a write-down to estimated fair market value.

16 Notes Payable and Long-term Debt

Notes payable consists of the following:

	2003	2002

Commercial paper	$668	$886
Current portion of Long-term Debt	600	301
Variable-rate bank borrowings	11	9

	$1,279	$1,196

Commercial paper had a weighted average interest rate of 2.33% and 2.54% at August 3, 2003 and July 28, 2002, respectively.

The current portion of Long-term Debt had a weighted average interest rate of 3.15% and 6.16% at August 3, 2003 and July 28, 2002, respectively.

The company has two committed lines of credit totaling $1,800 that support commercial paper borrowings and remain unused at August 3, 2003, except for $31 of standby letters of credit issued on behalf of the company.

Long-term Debt consists of the following:

Type	Fiscal Year of Maturity		Rate	2003	2002

Notes	2004		4.75%	$—	$300
Notes	2004	[1]	1.54%	—	300
Notes	2007		6.90%	300	300
Notes	2007		5.50%	300	300
Notes	2009		5.88%	300	300
Notes	2011		6.75%	700	700
Notes	2013		5.00%	400	—
Debentures	2021		8.88%	200	200
Other				49	49

				$2,249	$2,449

1 $300 notional value swapped to fixed rate debt at 3.86%.

The fair value of the company’s long-term debt including the current portion of long-term debt in Notes payable was $3,080 at August 3, 2003, and $2,952 at July 28, 2002.

The company has $600 of long-term debt available to issue as of August 3, 2003 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of long-term debt mature as follows: 2004-$601 (in current liabilities); 2005-$1; 2006-$1; 2007-$605; 2008-$1 and beyond-$1,641.

Campbell Soup Company Annual Report 2003

17 Other Liabilities

	2003	2002

Deferred taxes	$245	$188
Deferred compensation	102	121
Postemployment benefits	19	15
Other	116	65

	$482	$389

The deferred compensation plan is an unfunded plan maintained for the purpose of providing the company’s directors and certain of its executives the opportunity to defer a portion of their compensation. All forms of compensation contributed to the deferred compensation plan are accounted for in accordance with the underlying program. Contributions are credited to an investment account in the participant’s name, although no funds are actually contributed to the investment account and no investment choices are actually purchased. Four investment choices are available, including: (1) a book account which tracks the total return on company stock; (2) a book account that tracks performance of Fidelity’s Spartan U.S. Equity Index Fund; (3) a book account which tracks the performance of Fidelity’s Puritan Fund and; (4) a book account that credits interest based on the Wall Street Journal indexed prime rate. Participants can reallocate investments daily and are entitled to the gains and losses on investment funds. The company recognizes an amount in the Statements of Earnings for the market appreciation/depreciation of each fund, as appropriate.

18 Financial Instruments

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt, as indicated in Note 16, and derivative financial instruments is based on quoted market prices.

In 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and SFAS No. 149. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

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

The company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of “A” or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

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

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners’ equity (deficit).

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a targeted ratio of variable versus fixed-rate debt.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 that converted fixed-rate debt (6.75% notes due 2011) to variable and received

               Notes to Consolidated Financial Statements
               (dollars in millions, except per share amounts)

$37. Of this amount, $3 represented accrued interest earned on the swap prior to the termination date. The remainder of $34 is being amortized over the remaining life of the notes as a reduction to interest expense. The company also entered into ten-year interest rate swaps that converted $300 of ten-year 5% fixed-rate notes issued in November 2002 to variable.

In 2002, the company entered into interest rate swaps that convert fixed-rate debt (5.50% notes due in 2007 and 5.875% notes due in 2009) to variable. These swaps mature in 2007 and 2009, respectively, and are accounted for as fair-value hedges. The amounts paid or received on these hedges and adjustments to fair value are recognized as adjustments to interest expense. In 2001, the company entered into interest rate swaps that convert fixed-rate debt (6.75% notes due in 2011) to variable. These fair-value swaps were terminated in November 2002. The notional amount of fair-value interest rate swaps was $475 and $425 at August 3, 2003 and July 28, 2002, respectively. The swaps had a fair value of $2 and $31 at August 3, 2003 and July 28, 2002, respectively.

In 2002, the company entered into interest rate swaps with a notional value of $300 that convert variable-rate debt to fixed. The swaps mature in 2004 and are accounted for as cash-flow hedges. Consequently, the effective portion of unrealized gains/(losses) is deferred as a component of Accumulated other comprehensive income/(loss) and is recognized in earnings at the time the hedged item affects earnings. The amounts paid or received on the hedge are recognized as adjustments to interest expense. The fair value of the swaps was $(1) as of August 3, 2003.

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

Qualifying forward exchange contracts and cross-currency swap contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction, or when future cash flows related to a recognized asset or liability are expected to be received or paid. The effective portion of the changes in fair value on these instruments is recorded in Accumulated other comprehensive income/(loss) and is reclassified into the Statements of Earnings on the same line item and in the same period or periods in which the hedged transaction affects earnings. The fair value of these instruments was $(97) at August 3, 2003.

Qualifying forward exchange contracts are accounted for as fair-value hedges when the hedged item is a recognized asset, liability or firm commitment. The fair-value of such contracts was not material at August 3, 2003.

The company also enters into certain foreign currency derivative instruments that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses, as an offset to gains/(losses) on the underlying transaction. The fair value of these instruments was $3 at August 3, 2003.

Foreign currency forward contracts typically have maturities of less than one year. Principal currencies include the Australian dollar, British pound, Canadian dollar, euro, Japanese yen and Swedish krona.

As of August 3, 2003, the accumulated derivative net loss in other comprehensive income for cash-flow hedges, including the cross-currency swaps, variable to fixed interest rate swaps and forward starting swap contracts was $5, net of tax. As of July 28, 2002, the accumulated derivative net gain in other comprehensive income for cash-flow hedges, including the cross-currency swaps, variable to fixed interest rate swaps and forward starting swap contracts was $2, net of tax. Reclassifications from Accumulated other comprehensive income/(loss) into the Statements of Earnings during the period ended August 3, 2003 were not material. There were no discontinued cash-flow hedges during the year. At August 3, 2003, the maximum maturity date of any cash-flow hedge was approximately eight years.

Other disclosures related to hedge ineffectiveness, gains/(losses) excluded from the assessment of hedge effectiveness, gains/(losses) arising from effective hedges of net investments, gains/(losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil, and wheat. These instruments are designated as cash-flow

Campbell Soup Company Annual Report 2003

hedges. The fair value of the effective portion of the contracts is recorded in Accumulated other comprehensive income/(loss) and reclassified into Cost of products sold in the period in which the underlying transaction is recorded in earnings. Commodity hedging activity is not material to the company’s financial statements.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor’s 500 Index and the total return of the company’s capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2004, was $21 at August 3, 2003. These instruments are not designated as accounting hedges. Gains and losses are recorded in the Statements of Earnings. The net asset recorded under these contracts at August 3, 2003 was approximately $1.

19 Shareowners’ Equity (Deficit)

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for awards up to an aggregate of 50 million shares of Capital stock. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. See also Note 1 to the Consolidated Financial Statements for additional information on accounting for stock-based compensation, including the pro forma impact if the company applied the fair value recognition provisions of SFAS No. 123.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vest in 2002, 2003 or 2004. The company recognizes compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $6 in 2003, $11 in 2002, and $8 in 2001.

Restricted shares granted are as follows:

(shares in thousands)	2003	2002	2001

Restricted Shares
Granted	900	94	184

Information about stock options and related activity is as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
(options in thousands)	2003	Price	2002	Price	2001	Price

Beginning of year	30,006	$28.21	17,370	$30.30	24,024	$32.16
Granted	577	22.89	15,176	25.53	1,361	31.95
Exercised	(847)	19.66	(827)	17.52	(2,434)	16.82
Terminated	(874)	28.67	(1,713)	31.16	(929)	40.36
Converted to restricted stock	—	—	—	—	(4,652)	46.13

End of year	28,862	$28.29	30,006	$28.21	17,370	$30.30

Exercisable at end of year	17,665		12,595		12,160

(options in thousands)	Stock Options Outstanding			Exercisable Options

		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Prices	Shares	Life	Price	Shares	Price

$16.81–$22.60	2,278	2.2	$20.47	2,075	$20.33
$22.61–$31.91	23,336	7.2	$27.26	12,781	$28.80
$31.92–$44.41	2,715	5.4	$38.70	2,276	$39.88
$44.42–$56.50	533	3.1	$53.97	533	$53.99

	28,862			17,665

In 1999, the company entered into forward stock purchase contracts to partially hedge the company’s equity exposure from its stock option program. On December 12, 2000, the company purchased 11 million shares of common stock under the existing forward contracts for approximately $521.

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 2001, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately three million shares under forward stock purchase contracts.

20 Commitments and Contingencies

On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. (VFI). VFI and several of its affiliates (collectively, Vlasic)

               Notes to Consolidated Financial Statements
               (dollars in millions, except per share amounts)

commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic’s Second Amended Joint Plan of Distribution under Chapter 11 (the Plan) was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company (VFB) whose membership interests are to be distributed under the Plan to Vlasic’s general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company’s control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200), plus unspecified exemplary and punitive damages. While this case is still in its early stages and the ultimate disposition of complex litigation is inherently difficult to assess, the company believes the action is without merit and is defending the case vigorously.

The company received an Examination Report from the Internal Revenue Service on December 23, 2002, which included a challenge to the treatment of gains and interest deductions claimed in the company’s fiscal 1995 federal income tax return, relating to transactions involving government securities. If the proposed adjustment were upheld, it would require the company to pay a net amount of approximately $100 in taxes, accumulated interest to date, and penalties. Interest will continue to accrue until the matter is resolved. The company believes these transactions were properly reported on its federal income tax return in accordance with applicable tax laws and regulations in effect during the period involved and is challenging these adjustments vigorously. While the outcome of proceedings of this type cannot be predicted with certainty, the company believes that the ultimate outcome of this matter will not have a material impact on the consolidated financial condition or results of operation.

Early in 2000, ten purported class action lawsuits were commenced against the company and two of its former executives in the United States District Court for the District of New Jersey. The lawsuits were subsequently consolidated, and an amended consolidated complaint was filed alleging, among other things, that the company and the former executives misrepresented the company’s financial condition between September 8, 1997 and January 8, 1999, by failing to disclose alleged shipping and revenue recognition practices in connection with the sale of certain company products at the end of the company’s fiscal quarters in violation of Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. On February 6, 2003, the company announced it had reached an agreement in principle to settle this case. The district court’s order approving the settlement was issued on May 22, 2003 and became effective June 23, 2003. Pursuant to the court’s order, all claims have been dismissed and the litigation has been terminated in exchange for a payment of $35, which was made in June 2003. The full amount of the payment was covered by insurance. The settlement does not constitute an admission of fault or liability by the company or any other defendant.

The company is a party to other legal proceedings and claims, environmental matters and tax issues arising out of the normal course of business. Although the results of the pending claims and litigation cannot be predicted with certainty, in management’s opinion, the final outcome of these other legal proceedings and claims, environmental matters and tax issues will not have a material effect on the consolidated results of operations, financial position or cash flows of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space, and certain equipment. Future minimum annual rental payments under these operating leases are as follows:

2004	2005	2006	2007	2008	Thereafter

$67	$58	$42	$36	$32	$59

In November 2002, FASB Interpretation No. 45 (FIN 45) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN 45 clarifies the requirements relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The company guarantees almost 1,200 bank loans made to Pepperidge Farm independent sales distributors for the purchase of distribution routes. The maximum potential amount of future payments the company could be required to make under the guarantees is approximately $85. The company’s guarantees are secured by the distribution routes. The company does not believe it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. Prior to the adoption of FIN 45, no amounts were recognized on the Consolidated Balance Sheets related to these guarantees. The amount recognized as of August 3, 2003 is not material.

Campbell Soup Company Annual Report 2003

The company has provided certain standard indemnifications in connection with divestitures and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters are not material at August 3, 2003.

21 Statements of Cash Flows

	2003	2002	2001

Cash Flows from Operating Activities:
Other non-cash charges to net earnings:
Non-cash compensation/benefit related expense	$60	$41	$25
Net loss on fixed assets, long-term investments, minority interest	33	16	12
Other	—	(4)	1

Total	$93	$53	$38

Other:
Benefit related payments and pension contributions	$(63)	$(54)	$(44)
Payments for hedging activities	(67)	(48)	22
Other	(7)	3	33

Total	$(137)	$(99)	$11

	2003	2002	2001

Interest paid, net of amounts capitalized	$173	$173	$208
Interest received	$5	$4	$12
Income taxes paid	$225	$222	$310

22 Subsequent Event

In September 2003, the company issued $300 ten-year 4.875% fixed-rate notes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 that effectively fixed a portion of the interest rate on the debt prior to issuance. These agreements were settled at a minimal gain upon issuance of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that convert $200 of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 five-year interest rate swaps that convert a portion of the 5.875% fixed-rate notes due October 2008 to variable.

23 Quarterly Data (unaudited)

2003	First	Second	Third	Fourth

Net sales	$1,705	$1,918	$1,600	$1,455
Cost of products sold	971	1,056	920	858
Net earnings[1]	161	231	129	74
Per share – basic
Net earnings[1]	0.39	0.56	0.31	0.18
Dividends	0.1575	0.1575	0.1575	0.1575
Per share – assuming dilution
Net earnings[1]	0.39	0.56	0.31	0.18
Market price
High	$23.90	$24.99	$24.30	$26.43
Low	$21.00	$19.65	$19.95	$21.35

2002	First	Second	Third	Fourth

Net sales	$1,729	$1,810	$1,371	$1,223
Cost of products sold	971	1,004	782	686
Net earnings	171	203	96	55
Per share – basic
Net earnings	0.42	0.49	0.23	0.13
Dividends	0.1575	0.1575	0.1575	0.1575
Per share – assuming dilution
Net earnings	0.42	0.49	0.23	0.13
Market price
High	$29.27	$31.44	$28.85	$28.40
Low	$25.52	$27.81	$25.59	$21.00

[1]	Net earnings in the first quarter include the cumulative effect of a change in accounting principle of $31 or $.08 per share (see Note 3 to the Consolidated Financial Statements).

In 2003, the company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” and discontinued the amortization of goodwill and indefinite-lived intangible assets. Results for 2002 include $70 ($54 after-tax or $.13 per share) of amortization. See also Note 3 to the Consolidated Financial Statements.

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

In order to meet its responsibility, management maintains a system of internal controls designed to assure that assets are safeguarded and that financial records properly reflect all transactions. The company also maintains a worldwide auditing function to periodically evaluate the adequacy and effectiveness of such internal controls, as well as the company’s administrative procedures and reporting practices. The company believes that its long-standing emphasis on the highest standards of conduct and business ethics, set forth in extensive written policy statements, serves to reinforce its system of internal accounting controls.

The report of PricewaterhouseCoopers LLP, the company’s independent auditors, covering their audit of the financial statements, is included in this Annual Report. Their independent audit of the company’s financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards.

The company’s internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company. The Audit Committee meets regularly with the internal auditors, other management personnel, and the independent auditors. The independent auditors and the internal auditors have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee’s attention.

Douglas R. Conant
President and Chief Executive Officer

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

Gerald S. Lord
Vice President – Controller

September 11, 2003

Campbell Soup Company Annual Report 2003

               Report of Independent Auditors

To the Shareowners and Directors of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, shareowners’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 3, 2003 and July 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 3, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective July 29, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

Philadelphia, Pennsylvania

September 18, 2003

               Five-Year Review — Consolidated
               (millions, except per share amounts)

Fiscal Year	2003[1]	2002[2]	2001[3]	2000	1999[4]

Summary of Operations
Net sales	$6,678	$6,133	$5,771	$5,626	$5,803
Earnings before interest and taxes	1,105	984	1,194	1,265	1,270
Earnings before taxes	924	798	987	1,077	1,097
Earnings before cumulative effect of accounting change	626	525	649	714	724
Cumulative effect of accounting change	(31)	—	—	—	—
Net earnings	595	525	649	714	724

Financial Position
Plant assets – net	$1,843	$1,684	$1,637	$1,644	$1,726
Total assets	6,205	5,721	5,927	5,196	5,522
Total debt	3,528	3,645	4,049	3,091	3,317
Shareowners’ equity (deficit)	387	(114)	(247)	137	235

Per Share Data
Earnings before cumulative effect of accounting change - basic	$1.52	$1.28	$1.57	$1.68	$1.64
Earnings before cumulative effect of accounting change - assuming dilution	1.52	1.28	1.55	1.65	1.63
Net earnings - basic	1.45	1.28	1.57	1.68	1.64
Net earnings – assuming dilution	1.45	1.28	1.55	1.65	1.63
Dividends declared	0.63	0.63	0.90	0.90	0.885

Other Statistics
Capital expenditures	$283	$269	$200	$200	$297
Number of shareowners (in thousands)	46	47	48	51	51
Weighted average shares outstanding	411	410	414	425	441
Weighted average shares outstanding – assuming dilution	411	411	418	432	445

In 2003, the company adopted SFAS No. 142 resulting in the elimination of amortization of goodwill and other indefinite-lived intangible assets. Prior periods have not been restated. See Note 3 to the Consolidated Financial Statements for additional information.

The 2003 fiscal year consisted of fifty-three weeks compared to fifty-two weeks in the prior periods. The additional week contributed 1 to 2 percentage points of the sales increase compared to 2002, and approximately $.02 per share.

In 2002, financial results were restated to conform to the requirements of new accounting standards. Certain consumer and trade promotional expenses have been reclassified from Marketing and selling expenses and Cost of products sold to Net sales for years 1999 to 2001.

1	2003 results include pre-tax costs of $1 ($1 after tax) related to an Australian manufacturing reconfiguration. These costs were recorded in Cost of products sold.

2	2002 results include pre-tax costs of $20 ($14 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $19 were recorded in Cost of products sold.

3	2001 results include pre-tax costs of $15 ($11 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration. Of this amount, pre-tax costs of approximately $5 were recorded in Cost of products sold.

4	1999 earnings from continuing operations include a net pre-tax restructuring charge of $36 ($27 after tax or $.06 per share basic and assuming dilution). Earnings from continuing operations also include the effect of certain non-recurring costs of $22 ($15 after tax or $.03 per share basic and assuming dilution).